
10012965

eport 2009.

Landesbank Baden-Württemberg

LB≡BW

Key Figures of the LBBW Group.

Income statement (EUR million)[1]	2009	2008[2]
Net interest income	2 778	2 294
Allowances for losses on loans and advances	-1 527	-883
Net fee and commission income	657	549
Net trading income/loss[3]	748	-2 108
Other operating income[4]	-217	361
Administrative expenses	-1 909	-1 789
Net loss from investment securities	-733	-990
Net income/loss from investments accounted for using the equity method and from profit/loss transfer agreements	-124	13
Operating result	-327	-2 553
Impairment of goodwill	-519	0
Restructuring expenses	-368	-109
Consolidated profit before tax	-1 214	-2 662
Income tax income (+)/income tax expense (–)	-268	550
Consolidated loss for the period (–)/consolidated profit for the period (+)	-1 482	-2 112

Key figures in %	Dec. 31, 2009	Dec. 31, 2008
Return on equity before tax	<0	<0
Cost/income ratio	48.1	>100

Balance sheet figures (EUR billion)	Dec. 31, 2009	Dec. 31, 2008
Total assets	411.7	447.7
Risk position	153.9	177.5
Equity[5]	21.2	18.2

Regulatory figures	Dec. 31, 2009	Dec. 31, 2008
Core capital (EUR billion)	15.1	12.2
Own funds (EUR billion)	20.4	18.0
Core capital ratio (Tier I ratio) (in %)	9.8	6.9
Total ratio in accordance with SolvV (in %)	13.3	10.1

Employees	Dec. 31, 2009	Dec. 31, 2008
Group	13 630	13 369

Rating (March 31, 2010)

Rating agency	Long-term rating	Long-term rating	Financial strength	Pfandbriefe (public covered bonds)	Pfandbriefe (mortgage-backed covered bonds)
	guaranteed obligations	unguaranteed obligations			
Moody's Investors Service	Aaa	Aa2	C–	Aaa	Aaa
Fitch Ratings	AAA	A+	C/D[6]	AAA	-

1 Figures may be subject to rounding differences.
2 After taking into account adjustments in accordance with IAS 8.
3 In addition to net trading income/loss, this item also includes net income/loss from financial instruments designated at fair value and the net income/loss from hedging transactions.
4 In addition to other operating income/expenses, this item also includes net income from investment property.
5 Equity plus subordinated debt.
6 Rating watch negative.

2009

Foreword and Reports 2

Group Management Report 13

Consolidated Financial Statements 119

Notes to the Consolidated Financial Statements 131

Foreword.

DEAR CUSTOMERS,
DEAR BUSINESS PARTNERS OF THE LBBW GROUP,

2009 was another difficult year for the LBBW Group as well as the entire banking sector and real economy. While the result was still positive in the middle of the year, a consolidated loss for the period after taxes of approximately EUR 1.5 billion had been generated by the end of 2009. Even though this result is very much dominated by non-recurring factors and the largest recession in post-war history, we obviously cannot be happy with this. We drew conclusions from this emerging development quickly, initiating the necessary restructuring of the Group as early as the second half of 2009.

SOUND CAPITAL BASE SECURES SUPPORTING ROLE OF LBBW

The foundations for this were laid by the sustained commitment of our owners. Here, the owners provided the LBBW Group with new equity in the amount of EUR 5 billion in June 2009. At the same time, the state of Baden-Württemberg provided protection against risks arising from the credit substitute portfolio with a guarantee in the amount of EUR 12.7 billion. Even when the loss for 2009 is factored in, the core capital ratio is 9.1%. As such, the LBBW Group has a sound equity basis. We are thus able to continue to fulfill unfailingly our supporting role as a partner to the companies, savings banks and private households in our core markets.

The European Commission gave its approval of the equity increase and risk shield after a gratifyingly short period and without an in-depth investigation, on the basis of an extensive restructuring plan drawn up by us. We also see this rapid decision as a sign of the particular trust placed in the performance and long-term viability of our Bank.

PLEASING DEVELOPMENTS IN THE CUSTOMER BUSINESS

One basis for this is the sound business development in the three operating segments of Corporates, Financial Markets and Private Customers, which comprises direct business with customers. At approximately EUR 3.8 billion, operating income here is almost one quarter up on the previous year's figure. The operating result in each of the three segments is also positive and up on the previous year overall.

The main driver of income here is the Corporates segment, which alone contributed EUR 2.15 billion to operating income. However, alongside good business development in various areas including fee and commission income in the corporate customer business, the general slowdown in the real economy was also reflected in this segment in the form of a considerable increase in risk provisions. In the Financial Markets segment, the LBBW Group clearly surpassed expectations, both in terms of income and its result. Decisive factors here included the expansion of the customer-driven business, for example as regards the issue of bonds and Schuldscheine (German certificates of indebtedness). The Retail Clients segment, which comprises business with private customers and the Bank's function as the central bank for savings banks, continued to be characterized by the difficult market development surrounding private customers. However, we largely absorbed this through a reduction in risk provisions and costs.

Despite pleasing development in the customer business, the LBBW Group had to deal with a range of negative impacts. The main factors to mention here are one-off and non-recurring effects such as restructuring expenses in connection with the EU proceedings and write-downs when measuring equity investments and goodwill.

RESTRUCTURING PLAN SETS COURSE FOR STABLE FUTURE

Thanks to solid income in the operating segments, LBBW has a profitable core with healthy growth prospects. Deep and also regional roots with private and corporate customers as well as institutional customers including savings banks offer a sound basis for extensive restructuring of the Bank.

Further business areas include selected real estate financing and capital market products. The focus here is the ongoing reliable provision of the domestic economy with loans and extensive financial services. By way of contrast, we are systematically cutting back the credit substitute business in particular. In the past year alone, we reduced the volume by around 20%. We are to scale back the equity investment portfolio. An extensive cost-cutting program is combined with this restructuring, in the context of which around 2 500 jobs will be cut, in addition to a significant reduction in material expenses. At the end of restructuring, we will be left with a considerably smaller bank focused 100% on the needs of our customers. We are convinced that LBBW has the inner strength and substance to grow on a profitable basis in the customer business and constitute a streamlined, efficient and once more profitable bank in the foreseeable future.

EXPRESSION OF APPRECIATION BY THE BOARD OF MANAGING DIRECTORS

With the equity increase and the risk shield as well as these being approved by the EU, our owners and the EU have demonstrated the high level of trust they have placed in us. We now have legal and planning security for our realignment and will show that this trust was justified.

On behalf of the entire Board of Managing Directors, I would like to express our sincere thanks to the owners for their constructive cooperation and close solidarity. We would also like to thank our dedicated employees, who have furthered the Bank in this challenging environment with a high level of commitment and expertise. I would like to pay particular thanks, on behalf of the entire Bank, to our many customers, some of whom have been associated with us for decades, for their excellent and successful cooperation.

Sincerely,



HANS-JÖRG VETTER
Chairman of the Board of Managing Directors

Report of the Owners' Meeting.

The Owners' Meeting held three regular meetings and seven extraordinary meetings in the 2009 fiscal year. The Board of Managing Directors of Landesbank Baden-Württemberg (LBBW) reported to the Owners' Meeting regularly and in a timely manner about the business situation and performance of the Bank and the Group during 2009. In particular, the reports dealt with the development of equity, the liquidity and refinancing situation and developments in the operating business. In addition, the effects of the financial market crisis and the re-rating of individual portfolio's on the income statement and the ability of LBBW to reinvest were discussed. Moreover, the Chairman of the Board of Managing Directors informed the Chairman of the Owners' Meeting about key developments and decisions between meetings. Where necessary, resolutions requiring an urgent decision were voted on in writing. The Owners' Meeting performed the duties incumbent upon it pursuant to the laws and statutes.

On June 30, 2009, the European Commission provisionally approved the capital increase by the owners and the risk shield provided by the state of Baden-Württemberg. Prior to recapitalization, the shares held in LBBW's nominal capital by the Savings Bank Association of Rhineland-Palatinate were transferred to the Savings Bank Association of Baden-Württemberg and a detailed report was provided on the results of the review of the risk situation at LBBW and its validation. The Supervisory Board and owners of LBBW had commissioned this from various audit firms ahead of consultations on the capital measures at the end of 2008. A resolution was passed at the Owners' Meeting on the change to LBBW's statutes that was required for the capital increase.

In this respect, the Board of Managing Directors kept the Owners' Meeting continuously informed about the current position in the EU state aid proceedings and about the necessary cost reduction and restructuring plan. The Owners' Meeting also received comprehensive information about the current situation at LBBW Immobilien GmbH.

On December 15, the European Commission gave its final approval for the capital increase completed in early summer and the risk shield of Landesbank Baden-Württemberg on the basis of the business model presented. At the same time, the EU accepted the plan for the reorganization of LBBW, which was drawn up in agreement with the Owners' Meeting and the Supervisory Board. The Owners' Meeting was informed of this on the same day. In addition, the Owners' Meeting received detailed information about the scope of investigations by the public prosecutor's office regarding former and current members of the Board of Managing Directors.

Various changes were made to the committees of LBBW. Following the departure of Dr. Jaschinski from the Board of Managing Directors and the post of Chairman of the Board of Managing Directors, the Owners' Meeting had to decide in the first half of the year on a suitable replacement. It appointed Hans-Jörg Vetter, until then acting as Chairman of the Board of Managing Directors of Landesbank Berlin Holding AG, as the new Chairman of the Board of Managing Directors of LBBW with effect from June 11, 2009. Dr. Bernhard Walter is also to leave the Board of Managing Directors of Landesbank Baden-Württemberg at his own request as of April 30, 2010.

The signatory was elected on March 30, 2010 as the successor to Mr. Günther H. Oettinger, Prime Minister (retired), MdL, who transferred to Brussels as an EU Commissioner. As Prime Minister, Mr. Oettinger played a significant part in the realization of the recapitalization and realignment of LBBW. It is largely thanks to his many years on the bank's committees that LBBW can look to the future with clear prospects. The committees of LBBW owe Mr. Günther H. Oettinger, Prime Minister (retired), lasting thanks and appreciation.

Mr. Hauk, Parliamentary Group Chairman, was elected as the First Deputy Chairman of the Supervisory Board. The employee representatives on the Supervisory Board elected by employees of LBBW on October 19 were confirmed by the Owners' Meeting through a ballot.

At its meeting on April 27, 2010, the Owners' Meeting took note of the reports of the auditor, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (PwC), on the single-entity and consolidated financial statements, which were issued with an unqualified auditor's report. The actions of the Board of Managing Directors and the Supervisory Board were unanimously approved. The Owners' Meeting passed the following unanimous resolutions regarding approval: the actions of the Supervisory Board were approved. The actions of the following members of the Board of Managing Directors were approved: Mr. Hans-Jörg Vetter, Mr. Michael Horn, Mr. Rudolf Zipf, Mr. Hans-Joachim Strüder, Mr. Joachim E. Schielke and Dr. Peter A. Kaemmerer. The actions of the former Chairman of the Board of Managing Directors, Dr. Siegfried Jaschinski, were not approved. The actions of Dr. Bernhard Walter were approved, with the provisional exception of the LBBW Immobilien GmbH division.

On behalf of the members of the Owners' Meeting, I would like to thank the Board of Managing Directors and LBBW's employees for their efforts during the year under review. In particular, I would like to draw attention to the major effort made in connection with the radical restructuring measures, and to the particular demands that have been placed on employees as a result of the financial market crisis.

Stuttgart, April 27, 2010
Chairman of the Owners' Meeting



STEFAN MAPPUS, MDL
Prime Minister of the State of Baden-Württemberg

Report of the Supervisory Board.

The Board of Managing Directors of Landesbank Baden-Württemberg (LBBW) reported to the Supervisory Board and its committees regularly and in a timely manner about the business situation and performance of the Bank and the Group during 2009. The Supervisory Board and its committees exercised the duties incumbent upon them under the applicable laws and statutes. Moreover, the Chairman of the Board of Managing Directors informed the Chairman of the Supervisory Board about key developments and decisions between individual meetings.

In the year under review, the Supervisory Board held five regular meetings and three extraordinary meetings.

The regular reports focused on the liquidity and refinancing situation and the effects of the financial market crisis, particularly on the credit substitute business. Regular reports were also provided on the risks arising for LBBW from the traditional lending business. The Supervisory Board examined LBBW's earnings and cost situation in detail in connection with this, along with the cost reduction program and the economic plan. Particular attention was paid to selected commitments and to the development of individual areas of business. In addition, the effects of the markets, which were still very volatile in 2009, on the income statement and the capital base of LBBW were discussed. In connection with this, the Supervisory Board was kept continuously informed of the situation regarding the increase in equity, the EU state aid proceedings and the relevant discussions at LBBW's Owners' Meeting. This also included detailed reports on the results of the review of the risk situation at LBBW and its validation. The Supervisory Board and owners of LBBW had commissioned this from various audit firms ahead of consultations on the capital measures at the end of 2008.

After the Supervisory Board passed a resolution on the principles of the business policy at its meeting on March 3, the Supervisory Board approved, at its meeting on October 1, the plan drawn up by the Board of Managing Directors for the reorganization of LBBW for submission to the European Commission.

In view of public discussions, the Board of Managing Directors looked at recent developments in the real economy and the financial markets, paying particular attention to the services provided by the banking industry to SMEs and large corporations. The structure of the credit substitute business, the achievement of synergies through the integration of Landesbanken in Saxony and Rhineland-Palatinate in the previous year and the effects of the re-rating on individual portfolios were also outlined. In addition, the Supervisory Board received detailed information about the scope of investigations by the public prosecutor's office regarding former and current members of the Board of Managing Directors. The Supervisory Board commissioned an audit firm to give its opinion on these investigations by the public prosecutor's office.

The reports on the securities account audit and audit in accordance with § 36 of the German Securities Trading Act for the 2008/2009 year, the results of the § 44 KWG (German Banking Act) audit and the Annual Report of the Board of Managing Directors in accordance with the minimum requirements for the organization of the internal auditing of banks were given to the Supervisory Board. The Supervisory Board decided on the change to the bylaws for the Loan Committees of LBBW and its dependent legal entities, which govern the extension of the reporting obligations of the Board of Managing Directors, among other things. In addition, the Supervisory Board was regularly informed about risk-relevant issues in the LBBW Group pursuant to the Minimum Requirements for Risk Management (MaRisk). Detailed reports about the relevant risk types were presented to the Loan Committee and summaries were presented to the Supervisory Board about this topic on a quarterly basis. The Loan Committees – as committees of the Supervisory Board – dealt with commitments requiring approval according to the applicable law and statutes. The Loan Committees took note of urgent decisions made by the Board of Managing Directors.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (PwC), Stuttgart, audited the single-entity financial statements and consolidated financial statements of LBBW, including the management reports, in accordance with the resolution by the Supervisory Board and issued an unqualified auditor's report. The Supervisory Board discussed the auditor's report and found no grounds for objections after completing its review.

At its meeting on April 23, 2010, the Supervisory Board assessed the 2009 annual financial statements of Landesbank Baden-Württemberg.

The economic environment and the difficult market situation, together with the tasks involved in restructuring, meant that a particular effort was required in the last fiscal year. This means that the Supervisory Board has all the more reason to give the Board of Managing Directors and employees thanks and recognition for their commitment and the work carried out.

Stuttgart, April 23, 2010
Chairman of the Supervisory Board



PETER SCHNEIDER
President Sparkassenverband Baden-Württemberg

Group Management Report.

CONTENTS

The following information should be read in conjunction with the consolidated financial statements and associated notes. As in the previous year, the 2009 consolidated financial statements and the 2009 Group Management Report were issued an unqualified auditor's report by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Business Activities and Strategy of Landesbank Baden-Württemberg.

As the core of the LBBW Group, Landesbank Baden-Württemberg (LBBW) is a universal and commercial bank and one of the biggest banks in Germany. Together with its regional retail banks BW-Bank, Rheinland-Pfalz Bank and Sachsen Bank, it offers all the services of a large modern bank in 212 branches and offices throughout Germany. BW-Bank acts as a savings bank for LBBW in the area of Stuttgart, the state capital of Baden-Württemberg.

LBBW offers corporate customers based in Germany a worldwide local service with selected sites abroad, including the offices in New York, London, Singapore, Seoul and Mexico City, along with numerous representative offices. The international network is supplemented by the four German Centres in Beijing, Mexico City, Singapore and Delhi.Gurgaon, India.

The nucleus of the LBBW Group is LBBW itself, where staff and service functions are bundled at Group level. The capital markets business, the management of key accounts operating across Germany and internationally and the bank's function as the central bank for savings banks are also based here. As dependent institutions with their own market presence, BW-Bank, Sachsen Bank and Rheinland-Pfalz Bank form the three strong regional pillars in the Group's customer business. This allows the LBBW Group to combine efficient structures and the range of services offered by a large bank with the proximity of regional retail banks. The range of products and services offered by the LBBW Group is supplemented by specialized subsidiaries.

LBBW is a public law institution (rechtsfähige Anstalt des öffentlichen Rechts) with registered offices in Stuttgart, Karlsruhe, Mannheim and Mainz. Its owners are Sparkassenverband Baden-Württemberg (Savings Bank Association of Baden-Württemberg) with 40.53 %, the state of Baden-Württemberg with 19.57 %, the state capital, Stuttgart, with 18.93 %, Landesbeteiligungen Baden-Württemberg GmbH with 18.26 % and L-Bank with 2.71 % of shares in LBBW.

Challenging Economic Environment.

The difficult overall economic environment, coupled with the profound financial crisis, meant that the global banking sector faced massive challenges in the last fiscal year. Banks all over the world were hit unexpectedly hard by this. Since then, the situation on the international financial markets has eased again, although it has by no means returned to normal. The LBBW Group was not left unscathed by this financial crisis, despite a solid income in its operating business.

As the market environment in the banking sector slowed down, LBBW began at an early stage to adapt its basic strategic orientation to the change in overall conditions. This process of change gathered momentum in terms of volume and timescale, as a result of the dramatic developments on the international financial markets. In particular, developments on the capital markets and external rating downgrades of securitised credits led to an unexpected increase in equity requirements.

In order to ensure, against the backdrop of tighter regulatory requirements for capital resources, that the bank can continue to fully perform its role as a solid and reliable financing partner in future, the owners made further equity in the amount of EUR 5 billion available to the LBBW Group in early summer 2009. At the same time, the state of Baden-Württemberg provided protection against risks with a guarantee in the amount of EUR 12.7 billion. The European Commission attached the condition to these measures that LBBW and therefore the LBBW Group must undergo comprehensive restructuring and realignment, and gave its approval on December 15, 2009 on the basis of a restructuring plan submitted in early October 2009, without an in-depth investigation.

Fundamental Restructuring of the Bank.

Thanks to its strongly customer-focused business, LBBW has a solid earnings base and a profitable core, which has proved successful in principle, particularly in these economically very difficult times. The bank's deep roots in the region, coupled with the associated knowledge of the market, represent true added value that LBBW can offer in relation to its competitors. Accordingly, the bank's key growth areas are in its customer-oriented business. In connection with the restructuring plan, the bank plans to concentrate on the stable core areas of business that are regional in character.

LBBW set the general course for the adaptation of its business model in 2009. In detail, the restructuring plan drawn up by LBBW includes the following key points:

1. Concentration on core business with growth prospects
In its strategic orientation, LBBW is to focus more strongly on its core activities with growth prospects, particularly business with corporate customers, private customers and savings banks, which is going well. This will be flanked by efficient real estate financing and capital market products, including for institutional customers. LBBW continues to regard itself as a reliable partner for SMEs in its core regional markets of Baden-Württemberg, Rhineland-Palatinate and Saxony, together with neighboring regions. In its corporate customer business, the bank is also to focus on selected large companies in German-speaking countries, while business with commercial real estate customers will be geared towards Germany and selected activities in the United States and the UK.

2. Reduction in the credit substitute business and in other opportunistic business activities
LBBW is to cut back its credit substitute business. The focus here will be on consistent utilization of maturities. Furthermore, the bank will offer project financing only in connection with customer business or in conjunction with projects relating to renewable energies. In international transactions, LBBW will focus in future on export and trade financing in the interests of its domestic customers. The international network is also to be streamlined and equity investments are to be sold. The focus will nevertheless remain firmly on LBBW's customer-oriented activities.

All in all, the planned measures are aimed at reducing the balance sheet total of the LBBW Group by around 40 %. In connection with this, the risk structure in the Group is to be improved further and the degree of complexity noticeably reduced.

3. Significant reduction in costs by around EUR 700 million

The costs and conditions associated with the capital increase and the risk shield call for a significant reduction in the Group's cost base. Cost cuts totaling approximately EUR 700 million per year are planned. Costs are to be cut gradually from 2010 onwards. The bulk of the reduction is to be achieved through savings on material costs and the sale of equity investments. The strategic reorganization of LBBW will also involve around 2 500 job cuts. The reduction in the number of jobs is to be carried out in a way as socially acceptable as possible.

4. Healthy growth in the core business

The reorganization concept also clearly defines the bank's growth areas. LBBW is aiming to consolidate its position further as a partner to SMEs in the bank's core regional markets, using its knowledge of the market and by getting even closer to customers, thereby ensuring the credit supply to the economy.

LBBW continues to regard itself as an efficient and reliable partner to its customers, as a principal bank in the best sense. Particularly in times of economic difficulty, banking customers need a reliable bank that thinks long term and remains loyal to customers. The experience of LBBW shows that a lasting partnership between the bank and the customer pays off for both sides in the long run. This is also demonstrated by the bank's customer relationships, some of which have continued for decades.

Healthy growth in LBBW's core business is also an important prerequisite for protecting the remaining jobs in the long term.

Overall, LBBW feels confident that it is well equipped to continue operating successfully on the market during this difficult restructuring phase.

Future Strategy for Business Areas Based on Five Pillars.

The future business model of LBBW will encompass five areas of business: private customers, corporate customers, savings banks, financial markets and real estate financing.

In the **private customers** division, LBBW is to focus on two areas. Firstly, the bank will concentrate on its high net worth private customer business. With this aim, the bank is to press ahead with attracting new customers, expand the level of support and focus its range of products in the fields of private banking and wealth management. The aim is to further consolidate BW-Bank's position as a capable regional bank and thus as one of the leading operators for high net worth segments. Additionally, business with high net worth customers will be operated by Sachsen Bank and Rheinland-Pfalz Bank on the respective markets by means of a selective local presence.
The second area on which LBBW will focus in its private customers division is the classic retail business. Within the Stuttgart area, BW-Bank will take on the function of a savings bank that offers its customers the full range of banking and financial services. A considerable share of LBBW's retail business comes from this savings bank function. The advice and support approach, which is demand-oriented and geared towards sustainable customer relationships, is and will remain the guiding principle in LBBW's private customer business.

In the **corporate customers** business, LBBW will focus firstly on support for small and medium-sized corporate customers and public sector customers. The LBBW Group manages corporate customers in Baden-Württemberg under the BW-Bank brand. Rheinland-Pfalz Bank fulfills this function in Rhineland-Palatinate and nearby economic areas, while Sachsen Bank fulfills it in central Germany. The provision of a comprehensive portfolio of banking products to SMEs in Germany is still part of LBBW's core business model. In particular, this includes innovative financial markets products such as corporate Schuldscheine (German certificates of indebtedness) and corporate finance services. Regional business with corporate customers is to be expanded accordingly and will thus continue to serve as a stable earnings base in future. The corporate customers pillar also includes business with large customers in Germany, Austria and Switzerland. LBBW places particular emphasis on business with capital market-oriented customers whose activities are geared towards the international market. In addition, LBBW offers comprehensive services relating to project financing in the field of renewable energies.

In business with **savings banks**, LBBW acts as a **central bank to savings banks** in Baden-Württemberg, Rhineland-Palatinate and Saxony. LBBW's involvement with savings banks in its function as a central bank for savings banks can be broken down into three main types of cooperation: the bank manages proprietary business of the savings banks for all product categories for the hedging and investment of the savings banks themselves. In the market partner business, LBBW products are also offered for resale to the end customers of the savings banks, in addition to credit given on joint account. Finally, processing transactions are also performed in the service business, such as securities processing or international payment transactions. In view of the economies of scale that can be achieved, cooperation with savings banks is a key element in LBBW's business model. LBBW is therefore striving to intensify and expand its partnership with savings banks.

The **financial markets** division is geared towards service and advice for institutional customers, savings banks and corporate customers and thus has a clear focus on customer-induced business. LBBW structures, distributes and trades in share, interest, money market, currency and commodities products for private and institutional customers. Advice, structuring and placement is also offered for equity and debt financing, which, in particular, ensures that LBBW's core customers also have access to the credit markets.

The **real estate financing** business will include a wide range of financing structures relating to properties, portfolios and companies, along with a series of supplementary products and services for real estate companies and private and institutional investors. The bulk of the business will take place in Germany, while the division's international activities will be restricted to the United States and the UK. Outside the defined core markets of Germany, the United States and the UK and outside the defined segments and property categories, the real estate financing business is to be cut back significantly over the next few years.

Overall Economic Development.

Global Economy.

Despite occasional fears that there would be a repeat of the Great Depression of the 1930s, this did not occur last year. The economic stimulus programs initiated by the governments of major economies and the supply of liquidity from the most important central banks prevented the worst. Nevertheless, it was not possible to avert the most severe economic slump since the Second World War. This was reflected in a global state of shock that paralyzed the worldwide economy, particularly in the first half of the year: international trading in goods suffered a significant downturn, there was a dramatic drop in order intake and the utilization of capacity in major industrial nations at times fell to historic lows. The trend towards a recovery in the second half of the year was due above all to stimulation from fiscal and monetary policy.

Progress can be outlined effectively using the example of the United States. Although American GDP fell by 6.4 % on an annualized basis in the first quarter of 2009, government measures such as the US scrapping premium provided a positive impetus, which led to growth of 2.2 % again (on an annualized basis) in the third quarter of 2009. This positive development continued in the fourth quarter with growth of 5.7 % (on an annualized basis) compared with the previous quarter. According to provisional estimates, the biggest economy may see a drop of 2.4 % in real terms for 2009 as a whole. LBBW estimates that the global economy shrank by 0.6 % in 2009 - the most severe downturn since the Second World War. Without the robust growth recorded in emerging countries, the result would have been much worse. Once again, China was the leading country here. The Chinese government provided the biggest economic stimulus package in relation to the gross domestic product. In both 2009 and 2010, government funds of around 7 % of GDP have been available for investment measures. Against this backdrop, the Chinese economy grew by 8.7 % in 2009, according to official provisional estimates.

Germany.

The severe slump in the worldwide economy shook the German economy to its core. Having been the most important growth drivers until the crisis, investment and exports now pushed GDP firmly into the red. The decline in investment was directly linked to the massive reduction in exports. On average for the first two quarters, exports fell by 18 % in real terms year-on-year. Against this backdrop, the gross domestic product fell year-on-year by 6.7 % and 5.8 % in the first and second quarters of 2009 respectively. Without relatively robust private consumption and higher public spending, the economic downturn would have been even more severe. The spread of short-time working – between August 2008 and May 2009, the number of short-time workers rose from 39 416 to 1.533 million – meant that the increase in the unemployment rate was not as sharp as had generally been feared. The job cuts avoided thanks to this (the unemployment rate rose only from 7.7 % in December 2008 to 8.1 % in December 2009), together with the high wage agreements of the previous year and the spending stimulus provided by the »scrappage bonus«, have ensured that consumers have remained willing to spend. The recovery that began in Germany in the second quarter continued in the third quarter with growth of 0.7 % (with adjustments for seasonal and calendar effects) in a direct comparison of the two quarters. A positive impetus has been provided by investment in construction since the beginning of 2009 and by investment in machinery and equipment since the third quarter of 2009. Exports also showed growth of 3.4 % in the third quarter of 2009, compared with the previous quarter. On balance, Germany's gross domestic product shrank by 5 % in real terms in 2009 according to initial estimates of the Statistisches Bundesamt (German Federal Statistical Office), irrespective of the recovery from the second quarter onwards. This was due to the decline at the start of the year (– 3.5 % compared with the previous quarter).

Central Bank Policy.

In view of the massive economic slump and the ongoing risks in the banking sector, major central banks found themselves forced to continue with the drastic measures they had commenced in 2008. In the period from March to May, the ECB cut its key rate by a total of 100 basis points to 1 %, a historic low in the history of the central bank. The ECB also widened its room for maneuver with »unconventional measures«. Among other things, these included the announcement of the purchase of collateralized bank bonds from issuers in the euro zone. This program has a ceiling of EUR 60 billion. At the end of 2009, EUR 28.74 billion of this had been used. The central bank also introduced repo transactions with a term of one year. In a total of three annual tenders, the ECB allocated EUR 614 billion to commercial banks. The orders of individual institutions were met in full. On the money market, interest rates fell continuously for virtually the entire year, thanks to the expansive monetary policy.

While the 3-month Euribor was 2.89% at the beginning of the year, an interest rate of 0.70% was quoted at the end of the year. The ample supply of liquidity from the ECB therefore achieved the desired success on the money market.

In the United States, the US central bank continued its policy of »quantitative easing«. After the Federal Reserve effectively lowered the Fed Funds Target Rate to zero in 2008, these instruments took on considerable importance beyond interest rate policy. As part of these programs, the US central bank was to buy up USD 300 billion in US government bonds and USD 1,250 billion in mortgage-backed securities (MBS) on the market, among other things. While the purchases of government bonds were completed in autumn 2009, the purchases of MBS are expected to continue until the end of the first quarter of 2010.

Bond Market.

2009 is also expected to remain a record year for the bond market for a long time. In connection with a decline in yield markups for corporate bonds (measured against the Merrill Lynch Index EN00) from 350 basis points at the end of 2008 to 114 basis points over German federal government bonds at the end of 2009, corporate bonds with an investment grade rating achieved an annual performance of 16.4%. Corporate bonds from the high yield segment showed an even better annual performance of 74.8%. In contrast, the yield of 10-year German federal government bonds rose to 3.73% in May, starting from a record low of 2.89% in January 2009. During the rest of the year, this figure fluctuated between 3.10% and 3.40%, without any clear direction. 2009 will also be remembered as the year in which the market for government bonds in the euro zone was subjected to its first performance test. As a result of the financial market crisis and not least because of the associated drastic increase in state debt, the differences in yields between government bonds of euro member states rose again significantly for the first time since the introduction of the euro. Greek 10-year government bonds, for example, were yielding almost 300 basis points over German federal government bonds at the beginning of 2009. After the situation calmed down in the summer months, emerging fears about Greece's credit rating have led to another significant increase in risk premiums since the beginning of this year.

Foreign Currency Market.

Throughout most of 2009, the euro gained ground against the US dollar. Both lower yields and the flood of US dollars into the markets as a result of the various aid programs of the Fed were factors that worked against the greenback. The euro reached its high against the US dollar of USD 1.51 to EUR 1 at the beginning of December. However, US yields are now higher again, at least in the medium- to long-term segment, which means that this argument is no longer applicable. When concerns then arose on the capital markets about Greece's solvency, the value of the euro against the US dollar dropped to USD 1.42/EUR 1 at the end of 2009.

Stock Market.

The stock markets were subject to severe fluctuations in 2009. In the first quarter, the behavior of investors was dominated by the financial crisis and fears about the economy, along with a resulting extreme risk aversion. In a final sell-out, the DAX plunged in mid-March to a five-year low of around 3 600 index points. The subsequent countermovement, which was normal in view of the oversold chart situation, then moved directly into an impressive comeback. If the bull market was initially founded only on vague hopes of an end to the economic downturn, support was provided from the summer by the gradual stabilization of the macro-economic environment. Bit by bit, companies abandoned the distinct pessimism they had shown in the first half of the year. The upwards revision of profit forecasts for companies provided fundamental support for higher prices. One important catalyst was certainly the liquidity that was looking for a higher investment return. In the absence of attractive alternatives, institutional investors in particular turned once again to asset classes that carry greater risk, such as the stock market.

Banking Industry Performance.

Ups and Downs in the 2009 Banking Year.

The climate in the banking industry was largely shaped by two factors in 2009. On the one hand, the financial markets stabilized continuously following the extensive measures taken at the level of central banks and governments. On the other hand, economic downturns, in some cases severe, were seen all over the world.

In this environment, many institutions were able to reverse impairment losses on their securities portfolios. The situation also improved for trading profits in particular. Many institutions also obtained a profit from the steep yield curve. At the same time, the risk of the total lendings to customers rose as the economic situation deteriorated, which meant that banks had to increase their allowances for losses considerably. This development placed an increasing burden not only on results, but also on the equity of the institutions.

No General Credit Crunch.

In this context, fears spread throughout Germany in particular that banks could bring about a general credit crunch by reducing risk positions and restricting lending. These fears were not confirmed. Although there was friction in individual areas, such as transaction plans with very large volumes, there was no proof of a general credit crunch that would have had a lasting negative impact on economic development. On the contrary, demand from customers was lower in many cases, given the negative overall economic environment. A deterioration in the credit rating of individual borrowers also had to be taken into account.

Restructuring Process Continued.

Restructuring and redimensioning measures and the reduction of risk positions, which in many cases had begun the previous year, continued to preoccupy many market players to a considerable extent in 2009. State support measures intensified this effect. For the institutions that had received state support in the European Union, this resulted in state aid proceedings at the EU competition commission. As a rule, these are linked to significant conditions involving a reduction in risk positions and in the size of the institutions over the next few years.

The market environment was generally unfavorable last year towards major consolidation measures in the sector, particularly as the aspect of size is being judged more critically from an overall economic viewpoint, in view of experience of the financial market crisis.

Sector Facing Extensive New Regulation.

A new international financial market structure is to be created in response to the financial market crisis. It became increasingly clear in 2009 that the banking industry is facing extensive new regulations, of which a key element will be increased requirements in terms of the equity of institutions.

Key Events During the Fiscal Year.

Capital Base and Risk-bearing Capacity Strengthened.

The owners of LBBW strengthened the bank's capital base and risk-bearing capacity in early summer 2009 with a capital increase of EUR 5 billion. At the same time, the state of Baden-Württemberg provided a risk shield for parts of the credit substitute portfolio with a guarantee in the amount of EUR 12.7 billion. As part of these measures, Sparkassenverband Rheinland-Pfalz (the Savings Bank Association of Rhineland-Palatinate) sold its shares in the bank to Sparkassen-Verband Baden-Württemberg (the Savings Bank Association of Baden-Württemberg), which now holds 40.53% of the shares. The state of Baden-Württemberg and L-Bank, both owners of LBBW, carried out the capital increase for LBBW through Landesbeteiligungen Baden-Württemberg GmbH. After this, the state of Baden-Württemberg holds 19.57%, Landesbeteiligungen Baden-Württemberg GmbH holds 18.26% and L-Bank holds 2.71% of the shares. The state capital, Stuttgart, still holds 18.93% of shares in LBBW.

Decision Reached on EU Subsidy.

The support measures provided by the owners constituted grounds for state aid proceedings at the European Commission. The Commission approved the measures put forward for approval by the bank and its owners and a related restructuring plan for LBBW and the LBBW Group on December 15, 2009, without an in-depth investigation.

The plan approved by the European Commission would see the bank focusing more strongly on its core business areas, particularly business with corporate customers, private customers and savings banks. This will be backed up by efficient capital market products, including for institutional customers, and business with real estate financing. The credit substitute business is to be discontinued gradually. There are also plans to streamline the international network and to sell equity investments.

Taking all measures into consideration, the bank's balance sheet total is to be reduced by approximately 40%. This will be linked to a reduction in costs of around EUR 700 million per year and around 2 500 job cuts. At the same time, LBBW is to be converted into a public limited company under German or European law by the end of 2013. By the end of 2010, LBBW will already have adopted the main structural elements of a public limited company. Instead of a Verwaltungsrat (Supervisory Board), an Aufsichtsrat (Supervisory Board) is to be introduced. The Owners' Meeting is to become an annual general meeting.

Restructuring Process Started.

In parallel to the approval process, the bank fulfilled the necessary requirements so that the restructuring plan can be implemented quickly. In addition to the necessary details of measures planned up to spring 2010, negotiations were commenced with employee representatives in 2009 regarding a redundancy scheme. A new, separate division has been set up for the credit substitute business, which is to be cut back. Extensive project work has got underway to reduce complexity and costs.

Changes to the Executive and Supervisory Bodies.

There was also a change in the Board of Managing Directors of LBBW in 2009. Following the departure of Dr. Siegfried Jaschinski, the Chairman of the Board of Managing Directors, from the Board of Managing Directors and the post of Chairman of the Board of Managing Directors, the Owners' Meeting of LBBW appointed Hans-Jörg Vetter, until then acting as Chairman of the Board of Managing Directors of Landesbank Berlin AG, as the new Chairman of the Board of Managing Directors of LBBW with effect from June 11, 2009.

The LBBW Group's Business Performance.

Results of operations, net assets and financial position.

Results of operations.

	Jan. 1, 2009 - Dec. 31, 2009	1.1.2008 - 31.12.2008	Change 2008/2009	
	EUR million	EUR million[1]	EUR million	in %
1. Net interest income	2778	2294	484	21.1
2. Allowance for losses on loans and advances	-1 527	-883	-644	72.9
3. Net fee and commission income	657	549	108	19.7
4. Net trading income/loss[2]	748	-2 108	2856	-
5. Other operating income[3]	-217	361	-578	-
6. Total operating income (after allowance for losses on loans and advances)	**2439**	**213**	**2226**	**>100**
7. Administrative expenses	-1 909	-1 789	-120	6.7
8. Net result from investment securities	-733	-990	257	-26.0
9. Net income/loss from investments accounted for using the equity method and from profit/loss transfer agreements	-124	13	-137	-
10. Operating profit	**-327**	**-2553**	**2226**	**-87.2**
11. Impairment of goodwill	-519	0	-519	100.0
12. Restructuring expenses	-368	-109	-259	>100
13. Consolidated profit before tax	**-1 214**	**-2662**	**1448**	**-54.4**
14. Income tax	-268	550	-818	-
15. Consolidated loss for the period	**-1 482**	**-2112**	**630**	**-29.8**

[1] After taking into account adjustments in accordance with IAS 8.
[2] In addition to net trading income/loss, this item also includes net income/loss from financial instruments designated at fair value and the net income/loss from hedging transactions.
[3] In addition to other operating income/expenses, this item also includes net income/loss from investment property.

LBBW group on track again operationally.

Although the most severe economic slump since the Second World War was recorded in the first half of 2009, the feared depression did not occur in the 2009 fiscal year thanks to the extensive economic support measures taken by central banks and national governments. The owners of LBBW strengthened the bank's capital base and risk-bearing capacity with the capital increase completed in early summer and with a risk shield, not least in order to raise the regulatory equity ratio to the normal international level.

Regardless of this, the LBBW Group once again demonstrated the viability of its customer-oriented business model. Developments in the first half of 2009 were particularly pleasing, thanks to the stabilized market environment, which was reflected in growth in the operating income and in the net trading income and net fee and commission income and led to a consolidated profit of EUR 215 million as at June 30.

The operating business continued to develop well in the second half of 2009, allowing the LBBW Group to achieve an operating income (after the allowance for losses on loans and advances) of EUR 2 439 million for 2009 as a whole. The significant increase in income was characterized by ongoing growth in the net interest income, the net fee and commission income and the net trading income and was driven in particular by growth in income in the Financial Markets and Corporates segments. The easing on the financial markets also had a positive impact on operating income, which was particularly apparent in reversals of impairment losses for credit-sensitive financial instruments such as securitized products, credit default swaps (CDS) and bonds. Nevertheless, this growth in fair value was partially offset by impairments and burdens from risk provisions, meaning that the income statement was positively influenced by the easing of the burden on the financial markets in the amount of EUR 144 million.

Overall result shaped by onerous secondary effects.

Despite solid growth in income in the operating business and the recovery on the financial markets, overall conditions remained difficult owing to negative developments in the real economy, which meant that the LBBW Group recorded a consolidated loss once again for the 2009 fiscal year. At EUR 1 482 million, however, this was down -29.8% or EUR +630 million on the net loss for the previous year of EUR 2 112 million. In addition to negative developments in the real economy, which were noticeable in particular in the increased allowance for losses on loans and advances (EUR 1 527 million) and burdens in the net income from investment securities on certain structured bonds and securities (EUR 492 million), the result was also influenced by burdens in connection with the realignment of the LBBW Group that arose as a result of the approval of the EU subsidy. These burdens were essentially reflected in write-downs on goodwill (EUR 519 million), restructuring expenses (EUR 368 million) and commission expenses for the provision of the risk shield (EUR 157 million).

The LBBW Group achieved a **net interest income** of EUR 2 778 million in the 2009 fiscal year. This represented growth of +21.1 % or EUR +484 million on the previous year, with both interest income and interest expense falling, mainly owing to a decline in interbank business.

The net interest income was positively influenced by solid income in the operating business, particularly the capital markets business and the corporate customer lending business, along with increased non-recurring income from the early repayment of funding facilities. This offset the significant decline in dividend and investment income, the remaining high liquidity and refinancing costs resulting from spread widening and increased CDS hedging costs in 2008, which continued to have an impact in 2009 due to their durations.

The net interest income as at the end of 2008 was burdened by an expense of EUR 494 million from the payment of existing silent partners' contributions and profit participation certificates. Owing to changes in assumptions about future interest and repayment cash flows, the present value of silent partners' contributions and profit participation certificates was reduced by EUR 37 million in the 2009 fiscal year. Ongoing interest on profit participation certificates and silent partners' contributions is to be distributed to creditors in later years, provided that the issues involved in the HGB net loss for 2009 have been replenished back to their nominal amount, the making good of this distribution is not contractually excluded and the issues have not been paid back in the meantime.

Real economy leads to significant rise in allowance for lossen on loans and advances.

The **allowance for losses on loans and advances** amounting to EUR 1 527 million showed a significant increase of +72.9% or EUR -644 million compared with the previous year.

Customers of the LBBW Group are also affected by the severe economic downturn resulting from the financial market crisis, which has had a negative effect on the risk structure of LBBW's loan portfolio and therefore also on the extent of valuation allowances. With a risk policy that is usually conservative, there was a significant burden on the income statement, particularly owing to various specific valuation allowances and direct write-offs that were almost unchanged in comparison with the previous year. Net additions of EUR 1 245 million related to the traditional lending business. In the

2009 fiscal year, further net additions of approximately EUR 200 million resulting from the problems in the Icelandic banking system also had a negative impact.

State guarantee strengthens risk-bearing capacity.

The **net fee and commission income** showed a considerable year-on-year increase of +19.7% or EUR +108 million and amounted to EUR 657 million at the end of the year under review.

The net fee and commission income was mainly characterized by individual transactions. Arrangement fees from the brokerage business had a positive impact here, increasing by +75.2% or EUR +97 million. Net income was also strengthened by the improvement in the securities and custody business by +42.1% or EUR +56 million, which was primarily due to higher income from new business transactions and the securities syndicate business. The guarantee commission for the risk shield in the amount of EUR 157 million that had to be paid pro rata for the first time in the second half of 2009 had a contrary effect.
The positive development of net income was also supported by ongoing customer business transactions, particularly thanks to increased income from international transactions.

Reversals of impairment losses for credit-sensitive financial products.

The **net trading income in the broader sense** saw a significant improvement in the 2009 fiscal year of EUR +2 856 million to EUR 748 million.

The crucial factors in this were the solid customer-related business and in particular the noticeable easing of the pressure on credit-sensitive financial instruments (not for proprietary trading) totaling EUR 856 million, owing to the stabilization of the financial markets. Above all, the development of spreads (narrowing) for credit risk-related transactions, particularly for CDSs relating to banks, corporates and sovereigns in the amount of EUR 524 million and for CDOs designated at fair value in the amount of EUR 161 million, led to significant positive valuation effects. Another positive effect resulted from the measurement of derivatives that, from an economic point of view, were concluded as hedging transactions, and from trading in other market price risks totaling EUR 171 million. In addition to the currency gain/loss, the income/loss from interest rate risks fell (together

EUR - 67 million), mainly as a result of trading in Schuldscheine (German promissory notes). Particularly in connection with the negative result in interest rate trading, it must be noted that significant profit components from ongoing interest payments are shown in the net interest income.

At EUR - 217 million, **other operating income** was down significantly by EUR - 578 million compared with the previous year.

In the previous year, the development of results was characterized largely by income from projects implemented by the subsidiary LBBW Immobilien GmbH and by the positive measurement of properties occupied by third parties and designated at fair value. Owing to a drop in prices and against the background of an environment in which letting and sales are difficult, negative changes in the amount of EUR 26 million were made to the measurement of land and buildings in the portfolio of this subsidiary during the current reporting period, as part of regular valuations of the trading portfolio. The lower result is also due to write-downs of EUR 288 million in the development business of LBBW Immobilien GmbH and to various one-off expenses.

Cost reduction program to play important role in future.

There was a year-on-year increase of + 6.7% or EUR - 120 million in **administrative expenses** in the last fiscal year, to EUR 1 909 million.

There was an increase in staff costs, largely due to a rise in the number of employees in the group following changes in the basis of consolidation through the addition of subsidiaries to the sub-group LBBW Immobilien GmbH, the full inclusion of the employees of the former Sachsen LB for the first time and the adoption of the increase in agreed wages in the banking industry. The decline in other administrative expenses, including for IT costs and rental expenses, compensated for this development to some extent. An increase in amortization and write-downs of intangible assets was also responsible for the rise in administrative expenses.

The **net result from investment securities** showed an improvement of - 26% or EUR + 257 million as at December 31, 2009, but was still very negative at EUR - 733 million.

This is primarily due to ongoing impairment of various bonds and structured securities in the AfS and LaR categories in the amount of EUR 492 million as a result of the financial market crisis. In accordance with the agreed contract for the risk shield of June 30, 2009, the Bank will bear any losses on specifically identified assets in the hedged portfolio of securitized products up to a nominal amount of EUR 1.9 billion (deductible commitments, objective first loss). As part of the EU state aid proceedings, the guarantee contract was amended on December 15, 2009 so that the guarantee and first loss were extended to the entire portfolio of securitized products. In the 2009 fiscal year, valuation allowances in the amount of EUR 474 million were recognized in the guaranteed portfolio of securitized products, placing a burden on profits. As such, the bank's first loss was fully processed on the balance sheet. As a result, further impairment from the guarantee portfolio of EUR 39 million no longer placed a burden on profits for the LBBW Group. Impairments on available-for-sale investments totaling EUR 245 million also had a negative impact on this item.

The **net income from investments accounted for using the equity method and from profit/loss transfer agreements** in the amount of EUR - 124 million fell by EUR - 137 million compared with the previous period.

An important influencing factor was the drop in results and the measurement of investments accounted for using the equity method.

At EUR - 327 million, the **operating profit** improved significantly by - 87.2% or EUR + 2 226 million compared with the previous year.

The carrying amount of **goodwill** as at December 31, 2009 totaled EUR 451 million (December 31, 2008: EUR 946 million). As part of the goodwill impairment test carried out, the goodwill resulting primarily from the takeover of the former Sachsen LB was subject to an extraordinary write-down in the amount of EUR 519 million.

European commission confirms restructuring plans of LBBW.

The **restructuring expenses**, which had increased by more than 100% or EUR -259 million, stood at EUR 368 million at the end of the current reporting period.

With the conclusion of the EU state aid proceedings, the restructuring concept for LBBW put forward by the Board of Managing Directors and the owners and the agreed risk shield and capital increase of EUR 5 billion were secured from the point of view of competition law as support measures. Within this framework, LBBW can now organize its own future independently and focus on its strengths with clear prospects, so that it can continue to act as a reliable partner to customers - particularly SMEs on its core market in Baden-Württemberg - and maintain and expand its competitiveness through profitability. With regard to the fulfillment of cornerstones of the restructuring plan defined in December 2009, the first detailed measures have been developed by the Board of Managing Directors and executives; negotiations commenced with staff representatives, a new independent organizational unit set up for the credit substitute business and extensive project work initiated. In view of this, this income statement item contains all expenses involved in creating the conditions for the quick implementation of the agreed restructuring plan. EUR 18 million related to ongoing expenses, mainly for external consulting services, while EUR 350 million related to provisions that had to be made, which overall placed a considerable burden on the consolidated profit for 2009. EUR 222 million was added to the provisions for restructuring expenses in connection with human resources measures and EUR 154 million in connection with material expenses, while a discount effect in the amount of EUR 26 million had a reverse impact.

After taking into account these one-off expenses, **consolidated profit before tax** amounted to EUR - 1 214 million at the end of 2009. In net terms, **income tax** changed by EUR - 818 million to EUR -268 million compared with the previous year, with an effective average Group taxation ratio for the period of 30.3%. The increase in actual tax expense is largely due to the results of the foreign branches. Tax expense for previous years primarily relates to allocations to provisions for consequences of tax audits. Lower temporary differences between IFRS and the tax carrying amounts for financial instruments measured at fair value resulted in expenditure on deferred taxes in 2009. Furthermore, the useable loss carry-forwards and thus the applicable deferred tax assets declined year-on-year.

This resulted in a **consolidated loss** of EUR 1 482 million for the LBBW Group as at December 31, 2009, which represented a reduction compared with the previous year of -29.8% or EUR +630 million.

Net Assets and Financial Position.

Assets	Dec. 31, 2009 EUR million	Dec. 31, 2008 EUR million[1]	Change 2008/2009 EUR million	in %
1. Cash reserve	1 878	3 480	-1 602	-46.0
2. Loans and advances to other banks	88 087	120 262	-32 175	-26.8
3. Loans and advances to customers	149 633	149 854	-221	-0.1
4. Allowance for losses on loans and advances	-3 904	-2 525	-1 379	54.6
5. Positive fair values from derivative hedging instruments	2 799	3 340	-541	-16.2
6. Trading assets	66 997	63 197	3 800	6.0
7. Financial assets designated at fair value	7 562	8 516	-954	-11.2
8. Investment securities	91 028	93 334	-2 306	-2.5
9. Investments accounted for using the equity method	309	401	-92	-22.9
10. Portfolio hedge adjustment attributable to assets	196	237	-41	-17.3
11. Non-current assets or disposal groups held for sale	692	0	692	100.0
12. Intangible assets	628	1 175	-547	-46.6
13. Investment property	1 761	1 784	-23	-1.3
14. Property and equipment	854	922	-68	-7.4
15. Current income tax assets	700	803	-103	-12.8
16. Deferred income tax assets	1 109	1 533	-424	-27.7
17. Other assets	1 365	1 425	-60	-4.2
Total assets	**411 694**	**447 738**	**-36 044**	**-8.1**
Guarantee and surety obligations	6 677	8 329	-1 652	-19.8
Irrevocable loan commitments	21 479	26 583	-5 104	-19.2
Business volume	**439 850**	**482 650**	**-42 800**	**-8.9**

[1] After taking into account adjustments in accordance with IAS 8.

Equity and liabilities	Dec. 31, 2009 EUR million	Dec. 31, 2008 EUR million[1]	Change 2008/2009 EUR million	in %
1. Deposits from other banks	127536	140013	-12477	-8.9
2. Due to customers	105212	103232	1980	1.9
3. Securitized liabilities	100068	122320	-22252	-18.2
4. Negative fair values from derivative hedging instruments	3807	4634	-827	-17.8
5. Trading liabilities	36694	40028	-3334	-8.3
6. Financial liabilities designated at fair value	12371	15305	-2934	-19.2
7. Portfolio hedge adjustment attributable to liabilities	522	680	-158	-23.2
8. Provisions	2374	1980	394	19.9
9. Liabilities from disposal groups held for sale	678	0		100.0
10. Current income tax liabilities	312	398	-86	-21.6
11. Deferred income tax liabilities	314	195	119	61.0
12. Other liabilities	643	718	-75	-10.4
13. Subordinated debt	10657	12175	-1518	-12.5
14. Equity	10506	6060	4446	73.4
Ordinary share capital	2584	1420	1164	82.0
Share premium	6910	3074	3836	>100
Retained earnings	2922	5072	-2150	-42.4
Cumulative net income recognized directly in equity	-439	-1438	999	-69.5
Net retained loss	-1483	-2088	605	-29.0
Minority interest	12	20	-8	-40.0
Total equity and liabilities	**411694**	**447738**	**-36044**	**-8.1**

[1] After taking into account adjustments in accordance with IAS 8.

Significant reduction in group's total assets.

Compared with December 31, 2008, the **business volume** in the LBBW Group suffered a significant drop of - 8.9% or EUR - 42.8 billion and totaled EUR 439.9 billion as at the reporting date.

The decline was largely due to the reduction in the **Group's total assets**, which amounted to EUR 411.7 billion as at the reporting date, a year-on-year drop of - 8.1 % or EUR - 36 billion. An important reason for this was the reduction in the volume of loans and advances to other banks and in investment securities as at December 31, 2009, which was offset by only a slight increase in trading assets. With regard to this change, it must be noted that the strengthening of own funds by EUR 5 billion and the acquisition of the bond from GPBW GmbH & Co.KG (guarantee company of the state of Baden-Württemberg) in connection with the risk shield in the amount of EUR 12.7 billion increased the Group's total assets.

A similar trend was seen in **off-balance sheet figures** (guarantee and surety obligations and irrevocable loan commitments), which amounted to EUR 28.2 billion at the reporting date (December 31, 2008: EUR 34.9 billion) and were characterized mainly by a reduction in irrevocable loan commitments (by - 19.2% or EUR - 5.1 billion).

Lending.

Compared with December 31, 2008, the most significant changes in volume on the assets side of the consolidated balance sheet were seen in loans and advances to other banks, trading assets, investment securities and the allowance for losses on loans and advances.

The entire receivable item showed a significant drop in volume of - 12% or EUR - 32.4 billion compared with December 31, 2008, to EUR 237.7 billion.

As **loans and advances to customers** remained at the previous year's level despite difficult overall conditions, the change is entirely due to the reduction of - 26.8% or EUR - 32.2 billion in **loans and advances to other banks**, to EUR 88.1 billion. The considerable drop was largely driven by a decline in loans, particularly of - 22.5% or EUR - 10 billion in borrower's note loans, and a reduction in other receivables, particularly of - 54.8% or EUR -10.2 billion in securities repurchase agreements and of - 27% or EUR - 6.6 billion in money market transactions. The volume reduction in this balance sheet item is linked in particular to the high level of liquidity that became necessary in 2008 as a result of the financial market crisis, which was reduced in the 2009 fiscal year.

As a result, the LBBW Group's **total loan volume** (loans and advances to other banks and customers, guarantee and surety obligations and irrevocable loan commitments) fell as at December 31, 2009, owing to the crisis in the real economy. In total, this figure amounted to EUR 265.9 billion on the reporting date, which represented a change of -12.8% or EUR -39.2 billion compared with the end of 2008.

There was also a drop in the volume of **investment securities** at the LBBW Group. These were down -2.5% or EUR -2.3 billion year-on-year, totaling EUR 91 billion as at the reporting date.

This reflects two contrasting developments. Firstly, the AfS investment securities in particular experienced a drop owing to maturity, while the volume of LaR investment securities increased as a result of various factors including the bond from GPBW GmbH & Co. KG with a nominal volume of EUR 12.7 billion. Of the investment securities, 50.8% (December 31, 2008: 41.2%) were in the LaR category on the reporting date.

In contrast, the volume of **trading assets** showed a slight increase, amounting to EUR 67 billion on the reporting date, up +6% or EUR +3.8 billion on the comparative figure for 2008.

The growth was due almost exclusively to an increase of +55.3% or EUR +5.9 billion in bonds and debentures shown under trading assets, which amounted to EUR 16.6 billion on the reporting date. This increase was partly offset by a drop in the fair values from derivatives and in money market instruments.

Mainly as a result of maturities and sales of bonds, the volume of the **credit invest portfolio (CIP)** at the LBBW Group recorded a substantial drop of -22% or EUR -21 billion to a nominal volume of approximately EUR 74 billion in 2009.

The CIP also includes all securitized issues held by the 21 special-purpose entities that were consolidated as at December 31, 2009.

At EUR 2 276.7 billion as of the reporting date, the **nominal volume of derivative transactions** was higher than in the previous year (December 31, 2008: EUR 1 745.8 billion) after a significant increase of + 30.4%, or EUR + 530.9 billion. This development was product-related and almost entirely attributable to the increase in the volume of interest-rate derivatives. It was to be noted in connection with this, however, that largely closed-out positions from offsetting derivatives were not included in a compensatory way. Open positions from trading portfolios fell within the stipulated risk limits. Transactions were assigned to the category of proprietary trading transactions in accordance with the rules laid down by the Board of Managing Directors.

Funding.

On the liabilities side of the consolidated balance sheet, deposits from other banks, securitized liabilities, trading liabilities and equity showed significant changes in volume compared with the previous year.

The LBBW Group strove to achieve a balanced funding structure with minimal liquidity risks. For this reason, funding was obtained primarily from three different sources that were used in varying degrees depending on the performance of the money and capital markets.

In the reporting period, these included **deposits from other banks**, which maintained their status as the most important source of funding despite a drop of - 8.9% or EUR - 12.5 billion to a total of EUR 127.5 billion.

As on the assets side, the change in liquidity situation reduced the volume, within this item, of money market transactions (by - 8.4% or EUR - 3.6 billion), securities repurchase agreements (by - 12.5% or EUR - 5.3 billion) and borrower's note loans (by - 49.3% or EUR - 4.2 billion).

In terms of volumes, **amounts due to customers** represented the second funding pillar of the LBBW Group. These reached a total volume of EUR 105.2 billion, with a slight increase of + 1.9% or EUR + 2 billion.

The growth was driven largely by the funds deposited as cash collateral for the risk shield provided, which led to a significant increase in giro liabilities (by +36.7% or EUR +6.1 billion), although this was partially offset by a decline in term deposits at LBBW Bank. The amounts due to customers were also strengthened by a significant increase in securities repurchase agreements with customers (by more than 100% or EUR +5.5 billion). In particular, the drop in borrower's note loans (by -20.9% or EUR -3.3 billion) and in other amounts due to customers (by -43.3% or EUR -7.6 billion) had a reverse effect on this item.

As the third major source of funding, **securitized liabilities** totaled EUR 100.1 billion at the end of the year under review. As a result of restraint in business on the capital markets and increased maturities, this item showed a considerable drop of -18.2% or EUR -22.3 billion compared with the previous period, which corresponds to the reduction in loans and advances to other banks.

Landesbank Baden-Württemberg issued mortgage-backed covered bonds and public-sector covered bonds on the capital market, in addition to unsecured bonds. The target groups for issues placed directly in 2009 were primarily savings banks, private customers, insurance companies and pension and investment funds. In addition, bonds were placed with other banks and on the international capital markets. LBBW opened up the market for large-scale issues of covered bonds (benchmarks) in 2009 with the issue of a EUR 1 billion public-sector covered bond in February. The issue was a major success with both national and international investors. This transaction underlined the role of LBBW as an important issuer of covered bonds in Germany. In 2009, LBBW was able to fulfill refinancing requirements without any restrictions.

Trading liabilities were down -8.3% or EUR -3.3 billion year-on-year, totaling EUR 36.7 billion as at the reporting date.

The reduction in the portfolio resulted mainly from the development of the market values of trading derivatives (by -7.6% or EUR -2.9 billion), which was due in particular to OTC credit derivatives and derivative currency transactions.

The LBBW Group's capital.

The **LBBW Group's capital** (equity including subordinated debt) amounted to EUR 21.2 billion as at December 31, 2009, which represented an increase of + 16.1 % or EUR + 2.9 billion compared with the end of 2008.

The increase in the LBBW Group's capital was largely due to the strengthening of equity by EUR 5 billion, of which EUR 1.2 billion related to share capital and EUR 3.8 billion to the share premium. Compared with the previous year, the positive development of the revaluation reserve also increased equity. As at December 31, 2009, the revaluation reserve had a closing balance of EUR - 0.4 billion, which corresponded to an improvement of - 69.7% or EUR + 1 billion against the previous reporting date, mainly owing to reversals of impairment losses on AfS securities.

The reduction in retained earnings by - 42.4% or EUR - 2.2 billion to EUR 2.9 billion was primarily due to offsetting against the net retained loss for the previous year. The reduction in subordinated debt, which was essentially due to maturities, also placed a burden on the LBBW Group's capital. This item showed a closing balance of EUR 10.7 billion as at the reporting date, which represented a drop of - 12.5% or EUR - 1.5 billion compared with December 31, 2008.

Employees.

In order to meet increasing demands in Germany and abroad, the LBBW Group fundamentally reorganized its human resources division in 2009 with the new consultation approach HR (human resources) Plus. In organizational terms, the new structure is characterized by its orientation towards the functions of »distribution«, »service« and »expertise«, while in terms of working processes it is characterized by the introduction of the more customer-friendly consultation approach HR-Plus. The new HR portal on the LBBW Intranet offers all employees and executives a clearly structured information and advice service and allows the human resources division to manage operational personnel issues at any time and in any place. In HR-Pro, the Key Account Managers for human resources offer second- and third-level executives at LBBW comprehensive advisory services on all strategic human resources issues and support them as a personal contact in all fields of human resources work. The aim of the extensive reorganization is to ensure a sustainable improvement in the efficiency of human resources work and to position the human resources division as an internal service provider in the Group.

Other key issues in the 2009 fiscal year were the introduction of a new function structure, with which an efficient instrument has been created for human resources measures ranging from human resources planning, recruitment and the development of executives to salary calculation. The Board of Managing Directors also decided in 2009 on guidelines for a sustainable human resources policy at LBBW.

Restructuring Process Started.

In parallel to the European Commission's approval process, preliminary work began in the final quarter of 2009 for the quick implementation of the EU restructuring conditions, with around 2 500 job cuts and consolidation tasks. The restructuring plan for LBBW that was approved by the European Commission in December 2009 is linked to a significant reduction in costs by EUR 700 million each year. Negotiations with the General Staff Council about a redundancy scheme were commenced in connection with this in 2009.

Development of the Workforce.

The Group's workforce rose in 2009 from 13 369 employees as at December 31, 2008 by 1.95% to 13 630 employees as at December 31, 2009. The increase of 261 employees is mainly linked to changes in the basis of consolidation, with the addition of subsidiaries to the sub-group LBBW Immobilien GmbH (+227 employees) and slight increases in employment at subsidiaries (+21 employees). At LBBW Bank itself, with the LBBW, BW-Bank, Rheinland-Pfalz Bank and Sachsen Bank brands, the number of employees rose by 13 from 10 934 to 10 947.

Women make up a slight majority of the personnel, accounting for 51% of employees. The share of employees working part-time, including older employees working part-time (Altersteilzeit), grew from 18.7% in the previous year to 19.7% in 2009 in the Group and from 20.1% to 21.3% at LBBW Bank. The employee turnover rate at the bank was 4.3% in 2009 compared with 5.3% in the previous year; with adjustments for early retirement and severance agreements, the rate was 3.5%, compared with 2.7% for 2008. The average age of employees at LBBW Bank was 40.9 years in the year under review, while the average length of service was 14.8 years. 17.7% of employees are 30 years old or younger.

The importance of filling vacancies internally in the Group's human resources planning was still evident, although at a considerably lower level. The number of in-house job advertisements dropped in 2009 to around 770, compared with 1 300 in the previous year.

Guidelines for Sustainability in Human Resources Policy.

The guidelines for a sustainable human resources policy in the LBBW Group that the Board of Managing Directors decided on in 2009 are based on the twelve »HPI value drivers« listed in the »Human Potential Index (HPI)« of the German Federal Ministry of Labor and Social Affairs (Bundesministerium für Arbeit und Soziales – BMAS). According to a study commissioned by the BMAS, these value drivers have a positive impact on employees' commitment to the company and therefore play a crucial part in determining the success of the company. The twelve value drivers are implemented in guidelines for a sustainable human resources policy at LBBW, in the order of their influence on the company's success (http://nachhaltigkeit.lbbw.de/leitplanken).

Training and Personnel Development.

LBBW attaches importance to first-rate training. As at December 31, 2009, 679 (previous year: 665) trainees were employed in the Group, of whom 674 were on various company professional training courses or courses of study at the dual universities in Baden-Württemberg and Saxony, while five trainees were in Luxembourg. With 248 new entrants (previous year: 252) and a training rate of 4.98% (previous year: 5%), LBBW maintained its high level from the previous years.

Of the 153 people who completed a traineeship at LBBW in the career of banking specialist (Bankkauffrau/-mann), 17 received awards and 41 received commendations from the chambers of commerce for their outstanding performance. Of the 58 LBBW employees who completed training at the dual universities, nine students received distinctions for special achievements. All those who completed training in 2009 and were suitable received an offer of employment.

The LBBW graduate trainee programs also represented an attractive option for qualified university graduates wanting to get on the career ladder in 2009, and were an important pillar in the strategic development of new recruits. Over 185 graduate trainees, including around 110 people completing external training and about 75 internal graduate trainees, undertook such a program in almost all areas of business at LBBW in 2009. Above all, the focus here was on the areas of private banking, corporate customers and financial markets.

In 2009, the LBBW Group once again invested heavily in training for its executives and employees. With 19167 personnel development measures, training was up 27.3% on the previous year (15 059). The measures focused on the areas of distribution and back office. In the private customer divisions, intensive training was provided for a TÜV-certified consulting system.

229 workshops were also organized for executives at LBBW, to accompany the change management processes. To obtain advice on specific management and personality issues, many executives also took advantage of the coaching services offered by the Group's own management consultancy.

As part of talent management, a process of identifying and reviewing potential was successfully developed and implemented in 2009, particularly for management functions with an international orientation. In addition to classic management requirements, this process takes into account aspects of the management of employees that are specific to different countries and cultures.

Pay.

LBBW introduced a new function structure for all employees in 2009. In six different »career paths« such as distribution, staff/supervision, management and project management, over 400 different functions were described, which were allocated to several career levels and assessed in terms of collective wage agreements and with no collective wage agreements. In view of the newly announced regulations issued by the German Federal Financial Supervisory Authority for the structuring of pay systems, LBBW reviewed the new systems it has developed in the last few years for the private customers/private banking/wealth management and corporate customers segments to ensure that they are compatible with the new guidelines, and found them to be suitable. The newly created pay committee began operating in 2009. It will support and advise the Board of Managing Directors in future on the organization and development of pay systems. LBBW explicitly supports the »Principles for Sound Compensation Practices - Implementation Standards« of the Financial Stability Board (FSB) from September 25, 2009. In December 2009, LBBW even committed itself in writing to organizing pay systems so that they will better support the corporate aims, which are geared towards sustainability.

LBBW FlexiWertkonto and Company Pensions.

Owing to the change in the legal situation on January 1, 2009 (law to improve the framework for protecting flexible working-time regulations - »Flexigesetz II«), LBBW revised the LBBW FlexiWertkonto, its attractive working time account model. In addition to the selection of new investment products, regulations relating to labor law were adapted to the new legal situation.

In connection with the harmonization of the company pension schemes, one of the old pension systems was transferred to the LBBW capital accounts plan for the first time. The transfer had a neutral impact on value.

Organizing Working Life.

LBBW dealt with the increasing importance of the compatibility of work and family in several auditing workshops and a strategy workshop in 2009. As the basis for certification by the Hertie Foundation audit berufundfamilie (»work and family«), a catalog of targets and measures was drawn up, including 27 measures in various areas of business. By implementing this catalog over the next three years, LBBW hopes to position itself as a modern and innovative company and optimize processes within the company under the angle of »Organizing working life«.

LBBW added to its achievements as a family-conscious company in 2009 by expanding its childcare services. In Mannheim, the new day care center »Kleine Raupe« was set up with five places (including one emergency place). The »Frechdax« day care center in Stuttgart was expanded to include 45 places. The emergency childcare center »Mainzelmäuse« in Mainz provides up to 15 places, which are used by parents at LBBW during the holidays and on bridging days in particular.

Diversity and Equal Rights as an Opportunity.

By creating a post for a diversity representative in February 2009, LBBW reinforced awareness of the issues of equal rights and diversity. LBBW regards diversity as an opportunity and has committed itself to the »Diversity Charter« for companies in Germany. It is important to LBBW to create a working environment that recognizes and promotes these diverse types of potential. All employees should feel appreciated - regardless of gender, race, nationality, ethnic origin, religion or world view, disability, age, sexual orientation or identity. This not only creates an environment of acceptance and trust at the company, but will also play a part in determining the company's future success.

Company Health Management.

To LBBW, company health management is an integral part of a forward-looking corporate policy. It includes the development of overall conditions, structures and processes at the company that are aimed at arranging work and the organization in a way that promotes health and at enabling employees to live healthily. The focus is on maintaining and improving employee health. In the guidelines for a sustainable human resources policy decided on by the Board of Managing Directors, the promotion of health is explicitly named as one of twelve value drivers for the success of the company. The »Round Table on Health« serves as an engine for company health management and for controlling core processes. The focus in 2009 was on an extensive review and assessment of the situation and the development of a strategy for health management at LBBW. LBBW receives support with company health management from a major health insurance scheme as part of a cooperation project.

LBBW Improvement Process.

The LBBW Improvement Process gives employees the opportunity to participate actively in shaping services and working processes with their ideas. The process is organized simply and transparently and has been very well received by employees. The number of ideas put forward by employees has been rising steadily for years, and in 2009 increased by 7% to 3 322.

The monetary benefits generated through the implementation of the ideas rose 64% to EUR 2.3 million in 2009. Ideas from employees also optimized over 700 procedures and working processes. This sustainable way of thinking and acting helps employees to identify with the Group and has a positive effect on competitiveness and customer focus. The LBBW Improvement Process has achieved above-average success for the industry and is regarded as a leading scheme in the financial services sector.

Compliance.

LBBW defines compliance as the preventative management of risk arising from failure to comply with the applicable laws, standards and processes, which damages the bank's business model, reputation and success and disappoints the expectations of owners, customers, employees and the public.

The requirements of LBBW's compliance are set out in a compliance management system (CMS). This system combines requirements of the corporate culture and internal guidelines, a compliance organization, information systems, controls, employee training and reciprocal reporting to create an instrument for risk-oriented management. The goal is to implement an end-to-end culture of prevention in which all agents of the bank commit to comply with the law and act accordingly, thereby achieving risk transparency and ultimately the trust of business partners.

Capital Market Compliance.

The transfer of the EU's Markets in Financial Instruments Directive (MiFID) into national law and the procedures and processes introduced after this were monitored in 2009 by LBBW's capital market compliance. Compliance also supervised the implementation of the tightened regulations on recording investment advice, which have been in force since January 1, 2010.

Employee training was also provided in 2009 to raise awareness of individuals holding insider information and the resulting prohibitions on trading. In addition to advice for specialized divisions on issues of capital market compliance, the focus was again on continual monitoring of securities transactions with regard to adherence to legal regulations (control room).

Money Laundering Prevention.

The requirements of the money laundering law, which was amended in 2008, continued to necessitate significant adjustments to processes, both in the field of money laundering prevention and in distribution. The money laundering law concentrates on a risk-oriented approach that is specific to the institution, which can be determined through a detailed analysis of the bank's risk situation. As a result, multi-level companies, correspondent banks and foreign customers who exercise an important public function are subject to stricter reviews and must meet increased transparency and integrity standards. These requirements applicable to natural persons are supplemented by an obligation to verify the identity of decision-makers and economic beneficiaries and to verify ownership structures in the case of legal entities.

Financial Sanctions/Embargoes.

LBBW's customers and all incoming and outgoing payment transactions by LBBW and its savings bank partners that are processed through LBBW's cross-border payment activities are continually reviewed. The embargo unit of the Compliance department at LBBW provides recommendations on issues relating to foreign trade legislation, such as adjustments or amendments to financing plans with regard to sanctioned countries, such as Iran and Uzbekistan at present.

Financial Intelligence Activities.

Financial fraud represents a significant potential threat that, in addition to material damage, can involve incalculable risks to reputation. As in previous years, LBBW placed particular emphasis on raising awareness and informing employees about the modus operandi of perpetrators. A joint information campaign was organized with the police headquarters in Karlsruhe to protect elderly people against criminals posing as long-lost relatives. All branches of BW-Bank were also provided with relevant information material. In order to better counteract the anticipated increase in organized fraud, LBBW will implement additional measures based on the results of the risk analysis for financial fraud. These include the creation of a bank-wide »Fraud Prevention Board« and the gradual introduction of plausibility checks to prevent fraud in bank units that are at particular risk.

Data Protection.

Three amendments were made to the Federal Data Protection Act in 2009: the first amendment changed how the activities of credit agencies and their contractual partners (particularly banks) and scoring are regulated. The second amendment concerns, among other things, new regulations on market research and opinion polls, address trading, employee data protection and the processing of data relating to orders. The third amendment relates to consumer credit rights.

While the guidelines of the second amendment have had to be observed since September 2009, the fulfillment of the requirements of the first and third amendments will become compulsory during the first half of 2010.

The implementation of the guidelines of the second amendment in conjunction with the revised version of the law against unfair competition is of practical relevance to the distribution and marketing units. The extension of obligations relating to verification, monitoring and documentation in connection with awarding contracts to external service providers leads to additional costs before the contract is concluded and during its term. New processes have been designed for this and their implementation has begun.

Increasing interest in issues relating to data protection legislation was reflected in 2009 in a higher number of customer queries and requests for information.

As in previous years, subsidiaries were checked within the Group on the basis of a standard introduced by the Federal Office for Information Security. The action taken as a result of the findings of these checks ensured a comparably high level of data protection at all subsidiaries in Germany.

Random checks were also carried out by Data Protection on internal organizational units at the LBBW Group. In 2009, checks focused on concepts of roles and rights, the storage of third-party and partner products, content filtering of incoming emails, video surveillance, security in the computer center, ordering processes for Extend checking accounts and spot checks to ensure the operation of branches in compliance with data protection law. LBBW also conducted audits at the premises of external service providers involved in business with credit cards, the destruction of files and data carriers and PC services.

In addition, a risk analysis was carried out regarding opportunities for third parties to gain unauthorized access to personal data. The results of this will serve as a basis for future checks.

Sustainability.

Landesbank Baden-Württemberg broke new ground in sustainability communications in 2009 with the presentation of its third sustainability report. The central source of information on this subject is the website, which has been fundamentally revised and is geared towards the international guidelines of the Global Reporting Initiative (GRI). The full report can be accessed at http://nachhaltigkeit.lbbw.de. Up-to-date articles on the issue of sustainability are also regularly made available on the internet.

With its 2007/2008 sustainability report, LBBW achieved first place in the banks segment in the 2009 rankings of the independent Institute for Ecological Economy Research (IÖW) and the business initiative future e.V. in the assessment of over 100 sustainability reports by German companies. In the overall rankings of large corporations, it came in ninth place.

Guidelines for Sustainability.

In spring 2009, the Board of Managing Directors and the specialized divisions of Landesbank Baden-Württemberg together approved binding guidelines on sustainability. These mark out the corridor within which LBBW will pursue its sustainability goals in its investment and lending business, in its human resources policy and in dealing with resources.

The sustainability guidelines describe and illustrate LBBW's position on important issues relating to sustainability. They specify the sustainability policy and thus represent a strategic statement on the weighting given to sustainability issues in decisions. Detailed information on the guidelines can be accessed online at http://nachhaltigkeit.lbbw.de/leitplanken.

Sustainable Investment Products.

The equity fund LBBW NachhaltigkeitsStrategie BWI is the first fund set up in Germany to have received the »European transparency logo for sustainable retail funds«. This indicates that the managers of the fund disclose investment criteria, research methods and the processes involved in the liquidation of individual investments in a transparent way, thereby strengthening the trust of investors.

In September 2009, the sustainable bond fund »LBBW Nachhaltigkeit Renten« was set up for institutional customers. This invests in government bonds, covered bonds and corporate bonds of companies or states that act in a more sustainable way than average. When selecting the securities, LBBW cooperates with analysts at oekom research AG, as with the equity fund. This not only ensures that the fund complies with the guidelines of churches, pension funds and other investors with a sustainable approach, but also offers a good opportunity for better value development than the market as a whole, as ethical, political and ecological risks are avoided. The fund is to be opened up to private customers in 2010.

LBBW has been the first German Landesbank to align itself with the »Principles for Responsible Investment« (PRI) of the United Nations. In doing so, it has pledged to pay more attention to issues relating to environmental protection, responsible management and social concerns in its investment strategies. One example of action planned by LBBW is to support companies and corporations in which the bank itself invests as an active shareholder. LBBW is also to cooperate with other signatories. The aim is to improve the effectiveness of the PRI principles and to report on progress.

Diversity Charter.

Landesbank Baden-Württemberg has been the first Landesbank to align itself with the initiative »Diversity as an opportunity – the diversity charter for companies in Germany«, which is supported by the German government. LBBW is thereby continuing its commitment to a fair and unprejudiced working environment. All employees should feel appreciated and recognized – regardless of gender, race, nationality, ethnic origin, religion, world view, disability, age, sexual orientation or identity.

In view of their importance for an open corporate culture, the issues of diversity and equal opportunities are dealt with by a diversity representative at the LBBW Group.

Sustainability Ratings.

In the sustainability ratings of Sustainalytics, LBBW received 70 out of 100 points. According to Sustainalytics, LBBW is therefore in second place out of 76 non-listed financial institutions at international level. Sustainalytics regards itself as an independent, innovative provider of »responsible investment services« and states it is one of the market leaders in Europe and North America.

In the ratings of imug Investment Research, LBBW received the overall rating of »positive« as an issuer of public-sector covered bonds and mortgage-backed covered bonds. The rating is used as a basis for decisions by investors and asset managers with a focus on sustainability. In addition to the performance of the issuers of covered bonds in terms of sustainability, Imug assesses the cover funds (in the case of public-sector covered bonds) and activities in business with real estate loans according to sustainability criteria.

Corporate Ecology.

LBBW, BW-Bank and Rheinland-Pfalz Bank purchased green energy for all buildings for the first time in 2009. In order to reduce our »carbon footprint«, we are continuing to work on improving our energy efficiency through technical and organizational measures and on reducing our CO_2 emissions. In the last few years, various central buildings have been inspected from the point of view of energy; economizing measures have been drawn up and implemented on the basis of this analysis. In the field of housing services, the trend reversal in energy that was already foreseeable in 2006 and 2007 was confirmed in 2009.

Certification.

LBBW has pledged to comply with the ISO 14001 standard and the Eco-Management and Audit Scheme (EMAS) standard. The aim of EMAS is to improve environmental protection beyond the legal guidelines and to inform the public about it.

The implementation of the standard and the regulation was once again checked in an internal and external environmental audit in 2009. The audit showed that LBBW's environmental management system complies fully with the requirements of the EMAS regulation and ISO 14001.

Risk Report.

Risk-oriented Management of the Bank as a Whole.

LBBW defines risk management as the use of a comprehensive set of tools to deal with risks within the scope of the risk-bearing capacity, the strategy set out by the Board of Managing Directors and the Group-wide system for risk-oriented management of the bank as a whole. In particular, these mechanisms include LBBW's organizational structure and processes, risk management and control processes, and internal auditing.

Risk Strategy.

The Board of Managing Directors and the Supervisory Board stipulate the principles of the risk management system by defining risk strategies that are consistent with LBBW's business strategy. Corporate policy and risk strategy guidelines for risk management are specified through risk principles in the Group risk strategy, which applies Group-wide and across all risk categories. Processes, business strategies and earnings targets are also stipulated for the front and back office divisions using a combined top-down/bottom-up process in the specific risk strategies.

Risk-bearing Capacity.

A Group-wide compilation of risks across all major risk categories and subsidiaries and the comparison of this with the capital required for business purposes (aggregate risk cover) is carried out in the risk-bearing capacity.

The following risk categories are identified:

Risk Categories.


Risk category
Describes possible ...
Risk-bearing capacity
Material risks
Credit risks
... losses arising from the default or credit rating deterioration of business partners.
... disruptions to payments as result of transfer risks.
... losses arising from low proceeds from the liquidation of collateral.
Market price risks
... losses caused by changes in interest rates; credit spreads, share prices, exchange rates, commodities prices; volatilities, etc.
Operational risks
... losses due to the failure of internal processes, people, and systems, or due to external influences, including legal risks.
Liquidity risks
... problems meeting payment obligations in the short term, or not being able to quickly close out larger positions at market value.
Real estate risks
... losses in value of the Group's real estate holdings.
Investment risks
... losses in value of Group companies and equity investments to the extent that these are not included in the above risk categories.
Other
Strategic risks
... losses in value due to strategic decisions.
Business performance risks
... losses in value due to less favorable business performance than expected, provided these do not relate to the above risks typical to banks.
Reputation risks
... losses in value due to damage to the Bank's reputation.
Pension risks
... increases in pension provisions.
Own credit rating risks
... additional expenses due to increase in funding costs.
Model risks
... misrepresentations of actual risk.

LBBW's aggregate risk cover represents LBBW's ability to absorb possible unexpected losses. These resources are broken down into levels based on the various degrees of availability of the funds included in each level. The aggregate risk cover takes into account losses that have already been incurred and valuation allowances that have been made, along with certain components of the results for the current fiscal year. These are compared with the risks as potential losses.

As a uniform risk measure at the highest level, economic capital is calculated. In contrast to the capital stipulated by regulatory bodies, this represents the capital backing required from LBBW's point of view for business purposes, calculated using the bank's own risk models. LBBW's economic capital is in principle expressed by value-at-risk (VaR) at a confidence level of 99.95% and with a holding period of 1 year. The standard regulatory approach is used for operational risks.

The upper risk limit for economic capital represents the upper limit for all currently quantifiable risks throughout the Group. This limit reflects LBBW's maximum willingness to take risks and was set well below the total resources available to cover risks in line with the conservative risk policy of LBBW. Economic capital limits for the various risk categories are derived from this, whereby a buffer is kept available for other risks that are not directly quantifiable and for risks arising from unforeseeable stress situations.

Cross-disciplinary Risk Management Processes.

Risk Management Structure.


Owners' Meeting
Supervisory Board
Committees
Board of Managing Directors
Business strategy, Group risk strategy
Risk Committee, Capital Committee
Authority based on lending decision-making hierarchy
Country Limit Committee
Board of Managing Directors' Credit Investment Committee
Board of Managing Directors' Treasury Committee
Authority pursuant to the statutes and bylaws of the executive bodies and the Board of Managing Directors
Credit risk strategy
Market price risk, liquidity risk and operational risk strategy
Investment risk strategy
Real estate strategy
Credit risks/ country risks
Back office divisions:
Credit and risk management
Central loan processing
Joint decision-making authority on lending with commercial banking decisions
Group Risk Control
Market price risks
Liquidity risks
Treasury
Trading divisions:
Equity
Capital Markets Trading and Sales
Credit Capital Markets
Group Risk Control
Operational risks
Group Risk Control in cooperation with all the Bank's divisions
Investment risks
Group Strategy/Legal
Real estate risks
LBBW Immobilien GmbH
Other risks
Strategic risks
Business performance risks
Reputation risks
Pension risks
Own credit rating risks
Model risks

At LBBW, transactions can only be entered into within clearly defined limits or competencies, and the resulting risks must be in reasonable proportion to profit potential. These guidelines form the foundation of LBBW's risk policy and provide a framework for all business activities.

Within the prescribed framework, risk management decisions are made individually by the departments with portfolio responsibilities on a decentralized basis, maintaining the separation of functions; these decisions are monitored by the central Group Risk Control division. The risk control and risk management system set up for this purpose covers all material risks and the details specific to the risk categories.

The Risk Committee comprises the department heads in charge of trading, monitoring and back office functions, in addition to division managers from the front and back office, risk control and financial controlling, among other areas. As an advisory committee, the Risk Committee prepares decisions for the Board of Managing Directors and supports it in the cross-disciplinary monitoring of LBBW's risk-bearing capacity and of material risks, as well as in complying with regulatory requirements. The monthly overall risk report and other reports prepared as needed on specific issues form the basis for this. Decision-makers are also supported in risk management by an extensive reporting system that is specific to risks and issues.

The Capital Committee prepares decisions for the Board of Managing Directors and supports it in ensuring the adequacy of the LBBW Group's capital resources, structure and target figures. The resolution is passed by the Group's Board of Managing Directors. The Capital Committee is coordinated by financial controlling and comprises the Chairman of the Board of Managing Directors, the department heads in charge of trading and monitoring and certain division managers, including from the front office, financial controlling and accounting divisions.

Process-independent Monitoring.

The Internal Auditing division is a process-independent department that monitors all operations and business workflows, risk management and control, and the Internal Control System (ICS) with the aim of safeguarding LBBW's assets and boosting its operating performance. The Internal Auditing division exercises its duties autonomously. The Board of Managing Directors is informed about the results of audits by way of written audit reports discussed with the audited operating units. Internal Auditing also monitors how the audit findings are dealt with.

Implementation of Regulatory Requirements.

MaRisk.

LBBW is fully subject to the regulations on the minimum requirements for risk management (MaRisk). On August 14, 2009, the German Federal Financial Supervisory Authority specified and extended the minimum requirements with the second MaRisk amendment.

In particular, the revised version of MaRisk tightens and expands the regulatory requirements of stress testing, liquidity risk and the concentration of risk. Higher demands are also placed on Group-wide risk management and the risk-bearing capacity. In connection with the implementation of these regulations, the risk-bearing capacity system was reviewed. Monitoring, ad hoc reporting and early warning processes were expanded further. The integrated stress scenarios across various risk categories that are required by MaRisk, paying particular attention to concentration and so-called reverse stress tests, were addressed through appropriate extensions in 2009. The analysis of the stress test results within the scope of risk-bearing capacity thus allows conclusions to be drawn about LBBW's resilience in the face of conceivable crisis situations and, if certain thresholds are exceeded, triggers measures for early relief or for increasing the aggregate risk cover.

The supervisory authorities also attached greater importance to the interaction of the Board of Managing Directors and the Supervisory Board. In particular, the Board of Managing Directors of LBBW incorporated extended information and communication processes into the rules.

The new minimum requirements were to be implemented by December 31, 2009. At LBBW, extensive work packages were defined and processed for implementation in connection with these issues. By the end of the year, the material extensions of MaRisk had been dealt with, despite the short period for implementation. The remaining tasks are expected to be completed in the first half of 2010.

SolvV (German Solvency Regulation)/Basel II.

As of January 1, 2008, LBBW began using the Internal Ratings-Based Approach (IRBA) to measure capital adequacy for counterparty risks in accordance with the German Solvency Regulation (SolvV), after the most important rating procedures from the point of view of the portfolio were audited and approved by the supervisory authorities. LBBW is aiming to obtain regulatory approval for further rating procedures in subsequent years.

Risk Management System for Covered Bond (Pfandbrief) Operations.

A risk management system must be in place pursuant to § 27 PfandBG (German Covered Bond Act) to ensure identification, assessment, management, and monitoring of the risks associated with this business segment.

A multi-tiered limit system is in place for monitoring risk. Regular stress tests are conducted with regard to NPV (net present value) overcollateralization. In the event that the fixed limits are reached, a process for cutting the risk back down has been established. As part of internal reporting, the Board of Managing Directors and the Risk Committee are informed quarterly of compliance with the provisions of the Pfandbriefgesetz (German Covered Bond Act) and the utilization of legal and internal limits. The risk management system is reviewed at least annually.

Credit Risks.

At LBBW, credit risks are defined as possible losses that result from:

- Deteriorations in the credit ratings of, or defaults by, borrowers, counterparties or equity investments,
- The impact of cross-border restrictions on payments or
- Changes in the value of collateral.

The credit risk structure follows the illustration below:

Credit Risk Structure.


Credit Risk
Borrower, counterparty and issuer risk
Credit rating deterioration
Default
Country and transfer risk
Default
Payment restriction
Collateral risk
Change in value
Recovery rate

Borrower, Counterparty and Issuer Risk.

The risk that a contractual partner does not meet his payment obligations or does not meet them in full within the stipulated period, that deteriorations in the credit ratings of borrowers, counterparties or issuers lead to a decline in value or that an unrealized profit can not be recognized in the event of a default by the contractual partner.

Country and Transfer Risk.

The risk that customers abroad who are both willing and able to meet their payment obligations cannot fulfill them or cannot fulfill them completely due to limitations on payments or other government actions.

Collateral Risk.

The risk that, in the event of liquidation, collateral does not achieve the expected (market) value.

LBBW's system for credit risk management can be illustrated in three phases that are linked in a cycle:

Credit Risk Management.


Measurement » Reporting » Management »
Credit risk management structure
Risk measurement
Risk classification procedure (customer or transaction-based)
Liquidation and recovery rates (LGD)
Exposure
Credit value-at-risk (CVaR) and expected losses (EL)
Stress tests
Risk monitoring and reporting
Individual commitment monitoring and early warning indicators
Ad hoc notifications on individual risks
Intensive tracking of critical credit ratings
Portfolio analyses
Credit risk reporting
Monitoring plan and actual risk costs
Risk management
Credit risk strategy
Loan amount, term and collateralization subject to credit rating
Risk- and capital-adequate pricing
Limitation at portfolio level
Active management of credit risk

Risk Measurement.

In order to measure risk, LBBW uses an extensive range of instruments involving quantitative measuring procedures. These are subject to ongoing quality control and are developed further as and when required.

Risk Classification Procedures.

LBBW uses specific scoring or rating procedures for all relevant business fields. These procedures quantify the probability of default for the investments. The counterparty risk is calculated both including and excluding the transfer risk.

The forecast reliability of the scoring and rating procedures in use is reviewed regularly and the procedures are refined if necessary. Risk classification procedures are maintained and updated by LBBW on its own initiative or in cooperation with S Rating GmbH (a subsidiary of DSGV) or Rating Service Unit GmbH & Co. KG (a subsidiary of the Landesbanken).

Liquidation and Recovery Rates.

For a risk-adequate valuation of investments, an estimate of the loss given default is required, in addition to the probability of default. To this effect, estimates are calculated for liquidation rates (average proceeds expected from the liquidation of collateral in relation to market value) and for recovery rates (proportion of the proceeds from the unsecured part of a receivable). The estimates are based on empirical values recorded by the bank itself and in cooperation with savings banks and other Landesbanken.

Exposure at Default.

Depending on the type of product, the market factor (interest rate, currency etc.) and the term, a differentiated calculation of potential future exposures is carried out, ensuring adequate linear offsetting.

Expected Losses and Credit Value-at-Risk.

The expected loss, as an indicator that depends on customer creditworthiness, an estimation of the amount of the loss in the event of default and the expected exposure at the time of default, provides the basis for the level of the standard risk costs. In preliminary costing at the individual transaction level, these are included in the calculation of risk-adequate loan terms. At the portfolio level, this indicator can be used to ensure comparability between different portfolios and to check the plausibility of projected risk costs. In the context of calculating impairment, the concept of the expected loss is also used to calculate flat-rate risk provisions (GLLP and PLLP not impaired), in order to estimate the actual loss (incurred loss) that has not yet been recognized because of delays in information.

At LBBW, unexpected loss or credit value-at-risk (CVaR) represents the potential present value loss of a portfolio above its expected loss. Here, the amount is calculated that will not be exceeded by losses with a given probability (confidence level) within a time horizon of one year. Concentration risks play a particularly important role in this regard. Industry concentrations and volume concentrations in the case of individual borrowers increase portfolio risk, while a high level of granularity and diversification reduce this risk. LBBW uses a credit portfolio model based on the modeling of rating migration to calculate this value. The individual borrowers are assigned default and migration probabilities corresponding to their ratings. These are modeled in such a way that correlations between borrowers (particularly based on their allocation to sectors and countries) can be addressed adequately. The credit exposure is subject to mark-to-model valuation; the calculation is based on present value. The credit portfolio model uses a Monte Carlo simulation approach to calculate risk. As for the other risk categories, the CVaR is calculated at a confidence level of 99.95%.

Stress Tests.

In addition to statistical indicators and risk measurement tools, which are ultimately based on historical data, stress scenarios play an important part in risk assessment at LBBW. These analyze in advance the impact of possible economic volatility, market crises and extreme scenarios in order to establish whether LBBW's risk-bearing capacity is adequate for these extreme situations. At LBBW, a set of standardized stress scenarios is calculated and incorporated into the risk-bearing capacity. This is supplemented by special stress scenarios according to current requirements, which analyze changes in LBBW's portfolio with regard to potential developments (e.g. crises in the sector). These scenarios are incorporated into management as information supplementing the credit value-at-risk indicators.

Risk Monitoring and Reporting.
Individual Transaction Level.

Monitoring of risks at the individual transaction level is ensured through ongoing observation of the customer and his environment by the risk analysts in the back office division who are responsible for the transaction.

LBBW's internal processes aim to identify commitments affected by low credit ratings or deterioration in credit ratings at an early stage, on the basis of early warning indicators. This enables us to start a dialogue with customers to initiate timely measures to prevent crises or at least mitigate them. Depending on the level of risk, problematic commitments are classified as cases requiring intensive tracking, restructuring or liquidation and are dealt with by a specialized division. LBBW aims to minimize losses through successful restructuring activities, in line with the bank's own interests and those of customers.

For specific reporting to the decision-makers in charge, an ad hoc reporting process is implemented for significant and extraordinary events. Larger and/or more complicated credit risk exposures are regularly reported to the Board of Managing Directors and the supervisory bodies with well-founded statements about the respective investment strategy and financial development.

Portfolio Level.

The monitoring of the counterparty risk at the portfolio level takes place predominantly in the Group Risk Control division, which, from an organizational point of view, is separate from the front and back office divisions. Among other things, this division is responsible for ensuring the suitability of scoring and rating procedures, measuring credit risk, monitoring counterparty and country limits and drawing up risk reports.

Risks are monitored through limitations at various levels of the portfolio: the Group credit risk is restricted by a limit on the economic capital on the basis of the credit value-at-risk (CVaR). Compliance with country limits is monitored with a special limit system. The financial institutions portfolio has both an overall limit and limits depending on countries, in addition to the country limit. Financial institutions that are not relevant to the system are also limited by means of a further limit for each country.

Industry risks arising from the corporates portfolio are restricted and monitored through the stipulation of industry-specific limits. The limit system is based on a risk-oriented industry key designed specifically for this purpose, which groups together industry segments with high loss dependence along the output chain of companies.

As part of the overall risk report, the report on the credit risk provides information on the risk situation at the level of the portfolio and compliance with the limits described. Here, the portfolios of relevance to risk are analyzed, taking into account concentration. If necessary, recommendations for action are made to decision-makers (Group's Board of Managing Directors and supervisory bodies). In addition, the Board of Managing Directors regularly receives portfolio reports from the respective back office divisions with detailed information on the development of risks in various business fields and on critical commitments. Reports on the ongoing development of actual risk costs and deviations from forecast or standard risk costs are also provided on a monthly basis.

Risk Management.

Above all, credit risks are managed through the guidelines of the credit risk strategy, compliance with the economic capital limits with regard to the credit value-at-risk and the monitoring of concentration risks (industries, countries, individual counterparties).

Individual Transaction Level.

Risk management at the level of individual counterparties is the duty of the credit back office divisions. Key elements of individual transaction management are risk-limiting, risk return-oriented and business segment-specific guidelines as part of LBBW's credit risk strategy. The limitation of risks at individual transaction level is ensured partly by stipulating differentiated minimum levels of creditworthiness for borrowers. In addition, the loan amount and its term and collateral structure are linked to the customer group and the credit rating of the relevant borrower. The guidelines of the regulation on large exposures and multimillion loans are taken into account.

From an economic point of view, the question of whether a transaction will produce an adequate profit on a risk-adjusted basis is a key consideration before business is entered into; for this reason, preliminary costing of all transactions is compulsory at LBBW. In addition to the historical interest rate, the components in the calculations are the cost requirement margin (cover for processing costs), the capital range (interest on equity) and the risk range (cover for expected loss). The results of the preliminary costing calculation form the basis of business management at both individual customer and profit center/portfolio level.

Portfolio Level.

In the management of the Group's loan portfolio, the utilization of the limit on the economic capital for credit risks (based on the credit value-at-risk) is monitored particularly closely. On the basis of a traffic light system, measures to cut risk are commenced at an early stage if limits are close to being fully utilized. In addition, the results of the stress tests provide indications of potentially dangerous risk situations.

Country limits are determined by the Board of Managing Directors, based on the proposal of the Country Limit Committee. If the country limit is almost fully utilized, targeted action is taken against the country and transfer risk through the imposition of bans on business. If country credit ratings deteriorate, limits are reduced or completely abolished.

The limitation on the financial institutions portfolio and the corporates and industries portfolio is monitored continuously and, if necessary, controlling measures such as the purchase of hedging transactions or a ban on new business will be triggered.

At the level of business fields, risks are limited through adherence to the quantitative guidelines of the credit risk strategy with regard to rating structures, the portfolio quality and risk/return guidelines (e.g. targets for the return on equity). As the strategy is geared towards operating business divisions, clear (sub-)portfolio responsibilities are defined for compliance with guidelines under the credit risk strategy. In addition, the strategy guidelines extend to the product types permitted for each business division.

On December 1, 2009, LBBW set up a new division within the back office department. It is responsible for the management of the credit investment portfolio (CIP). The credit substitute business of LBBW, the former Sachsen LB and the former LRP is bundled within the CIP. The portfolio is to be liquidated gradually over the next few years as part of the restructuring of LBBW.

Risk Situation.
Preliminary Remark.

The quantitative information on the risk situation given below is based on the management approach. That means that LBBW's risk situation is presented on the basis of the data used for internal risk management and for reporting to the Board of Managing Directors and the committees. The internal view of risk differs in some cases from the balance sheet reporting. Key reasons for differences between the figures used for internal management and for external financial reporting are different bases of consolidation and the definition of the loan volume as »exposure« (utilization/fair values plus open external commitments).

In addition to Landesbank Baden-Württemberg, the following subsidiaries relevant in terms of credit risk are included in the basis of consolidation for internal reporting purposes:

- LBBW Luxembourg
- SüdLeasing Gruppe
- LBBW Securities LLC.

This basis of consolidation is reviewed at least annually, or as needed, and is adjusted to reflect current developments.

The differences between the figures used for internal management and for external financial reporting can be quantified as follows for the exposure presented:

		Reconciliation			
EUR million	Carrying amount	Basis of consolidation	Measurement	Other	Management approach
Cash reserve	1 878	-25	0	-1 833	20
Receivables	237 720	11 084	-11 622	-1 809	235 374
Investment securities	91 106	-5 076	-5 833	897	81 095
Hedging derivatives	2 799	-50	-1 387	37	1 399
Trading assets (FVO, Hft)	74 559	-282	54 580	3 018	131 875

Loan Portfolio.

LBBW's loan portfolio, reconciled to the balance sheet categories, is presented in the table below:

Exposure.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Cash reserve	20	144
Receivables	235 374	261 912
of which loans and advances to other banks	85 910	109 261
of which loans and advances to customers	149 464	152 651
of which receivables from finance leases	4 337	5 478
Investment securities	81 095	81 911
of which interest-bearing assets	75 336	74 520
of which non-interest-bearing assets	5 759	7 391
Hedging derivatives	1 399	1 872
Trading assets	131 875	135 054
of which designated at fair value	5 650	6 793
of which held for trading	126 224	128 261
Irrevocable loan commitments/other agreements	61 903	68 357
Total	**511 664**	**549 249**

Exposure has been reduced in comparison with December 31, 2008 by EUR 38 billion to EUR 512 billion. Important driving forces behind this development are the deliberate reduction in capital market business on the one hand and targeted exposure reductions in areas of business that are no longer part of LBBW's core business on the other hand.

Exposure is reported here without taking into account collateral. In principle, however, all types of collateral are used to reduce the credit risk. On the one hand, traditional forms of collateral are used, such as real estate liens, guarantees, sureties, pledges, assignments and transfers of title of property; on the other, LBBW makes targeted use of credit derivatives and netting and collateral agreements to reduce risk at the level of individual clients.

Portfolio Quality and Industries.

A further breakdown of the portfolio into the dimensions of sector and rating provides information on the scope of LBBW's business activities, while the respective rating structure reflects the risk situation. The industry classification is based on a risk-oriented industry key, which groups together industry segments with high loss dependence along the output chain of companies.

Exposure according to rating and industries*.

EUR million	(AAA - BBB-)	(BB+ - B+)	(B - C)	Default	Other	Total
Financial institutions	**237271**	**13663**	**2801**	**2318**	**3948**	**260001**
Banks	197468	6002	776	1103	353	205702
Financial services providers	39803	7661	2025	1215	3595	54299
Companies	**90412**	**38310**	**11494**	**5387**	**4299**	**149902**
Automotive	7615	4907	3663	905	113	17204
Construction	4025	3448	617	559	324	8974
Cross-sector services for companies	2724	1146	278	175	389	4712
Commercial real estate	12346	8008	2010	1439	176	23979
Health care	3178	1032	129	136	196	4672
Food trading and other non-cyclical consumer goods	5270	960	33	44	42	6349
Telecommunications	5148	524	142	41	55	5911
Transport and logistics	4059	1888	905	202	271	7326
Insurance	6118	245	172	42	93	6671
Utilities	13018	1125	128	84	79	14434
Other sectors**	26910	15026	3415	1758	2560	49669
Public sector	**78827**	**1961**	**18**	**6**	**7**	**80818**
Private individuals	**3350**	**3297**	**298**	**419**	**13580**	**20943**
Total	**409860**	**57231**	**14610**	**8129**	**21834**	**511664**
in %	**80.1%**	**11.2%**	**2.9%**	**1.6%**	**4.3%**	**100.0%**

* Equivalent external rating classes.
** Sectors with a share < 3% of the companies portfolio are summarized under »Other sectors«.

From this rating distribution it can be seen that transactions with customers with good to very good credit ratings (investment grade ratings) account for 80.1 % (previous year: 80.7%) of the portfolio. In the wake of the economic and financial crisis, the share represented by commitments where there has been a default on payment (see »Default« column) increased to 1.6% of the overall portfolio (previous year: 1.2%). The »Other« column lists transactions with customers where rating/scoring has not been carried out, e.g. for reasons of risk relevance. This also includes the 0.3% share of the portfolio for which there is no internal risk assessment.

The industry breakdown reveals financial institutions as the largest partial portfolio. Of this, savings banks and Landesbanken represent approximately one third of the exposure.

The portfolio of corporate customers shows the diversification of industries in place. The credit risk of the largest industry, »Commercial Real Estate«, is reduced by the collateral, which is generally substantial. In the second largest industry »Automotive«, the exposure to suppliers and machine builders, for example, with a focus on sales in the automotive industry is also reported through the application of the risk-oriented industry key. The altered rating structure in the automotive industry compared with the previous year reflects the current economic situation in this industry. The third largest industry »Utilities« includes over 90% very good to good credit ratings, which are often those with a municipal background (e.g. public utilities). Business with the public sector and private individuals contributes to further portfolio diversification.

Regions.

In the regional distribution, business in Germany predominates, with a share of 59% (December 31, 2008: 55%). This reflects a focus on core markets in private, SME, and large client business, as well as on the function as a central bank to savings banks. 89% of foreign commitments are distributed across Western Europe and North America; therefore, countries with no (euro zone) or very low transfer risks. Total commitments in Eastern Europe, Latin America, Africa and those with supra-national institutions represent less than 2% of the overall portfolio.

Exposure according to regions.

Region	Share in %
Germany	59
Western Europe (excluding Germany)	28
North America	9
Asia/Pacific	3
Eastern Europe	1
Latin America	0
Africa	0
Supra-national	0
Total	**100**

The volume class of > EUR 1 billion represents the highest proportion of the portfolio, at 42% of exposure: Thereof 30% relates to exposures to Landesbanken and savings banks (of which around half is under guarantor's liability) and a further 24% to exposures to the public sector (particularly German government bodies). The rest is distributed across banks and companies that almost all have good to very good credit ratings.

In contrast to investments of over EUR 1 billion, the share of the granular portfolio is high, consisting in particular of business with retail and corporate customers.

Distribution by volume class in % (borrower units).


26%
42%
20%
12%
over EUR 1 billion
up to EUR 1 billion
up to EUR 500 million
up to EUR 100 million

Information in accordance with IFRS 7.36 – 38.

The share of the portfolio accounted for by non-impaired and non-past due commitments amounts to 98.5% of the maximum default risk. The share of commitments for which follow-up negotiations took place (in accordance with IFRS 7.36d) was EUR 556 million.[1)]

1) Notes on changes to the methods of presentation and calculation as at December 31, 2009 compared with December 31, 2008:
1. Follow-up negotiated commitments are included in the table »Non-impaired and non-past due assets«.
2. The reporting of »Past-due assets« and »Impaired assets« was extended to all balance sheet categories.
Owing to the changes in the methods used and the retroactive calculation of the values, there is an evaluation-based discrepancy between the exposure as at December 31, 2008 and the sum of the tables »Non-impaired and non-past due assets«, »Past-due assets« and »Impaired assets«, as, in particular, the »Follow-up negotiated commitments« in the amount of EUR 758 million as at December 31, 2008 also had to be taken into account.

The non-impaired and non-past due assets are distributed across the balance sheet categories as follows (information in accordance with IFRS 7.36c):

Non-impaired and non-past due assets.

	Exposure	Non-impaired and non-past due assets	Exposure	Non-impaired and non-past due assets
EUR million	Dec. 31, 2009	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2008
Cash reserve	20	20	144	141
Receivables	235374	229088	261912	255816
of which loans and advances to other banks	85910	84988	109261	108624
of which loans and advances to customers	149464	144100	152651	147192
of which receivables from finance leases	4337	3945	5478	5281
Investment securities	81095	80134	81911	80420
of which interest-bearing assets	75336	74375	74520	73356
of which non-interest-bearing assets	5759	5759	7391	7169
Hedging derivatives	1399	1399	1872	1872
Trading assets	131875	131875	135054	135054
of which designated at fair value	5650	5650	6793	6793
of which held for trading	126224	126224	128261	128261
Irrevocable loan commitments/other agreements	61903	61606	68357	68237
Total	**511664**	**504121**	**549249**	**541539**

Past due commitments amount to 0.04% of the exposure. The decline compared with December 31, 2008 is caused by a change in reporting: as at December 31, 2008, the total exposure of a customer relationship was presented as past due if one commitment was past due. As part of harmonization with disclosures in accordance with SolvV, only the transactions that are actually past due will be reported here for each customer.

Past-due assets Dec. 31, 2009.

EUR million	Total	< 1 month	> 1 to 3 months	> 3 to 6 months	> 6 to 9 months	> 9 to 12 months	> 12 months
Receivables	212	58	44	13	26	7	65
of which loans and advances to other banks	4	0	2	0	2	0	0
of which loans and advances to customers	209	58	42	13	24	7	65
of which receivables from finance leases	52	14	10	8	9	4	8
Investment securities	0	0	0	0	0	0	0
of which interest-bearing assets	0	0	0	0	0	0	0
of which non-interest-bearing assets	0	0	0	0	0	0	0
Hedging derivatives	0	0	0	0	0	0	0
Trading assets	0	0	0	0	0	0	0
of which designated at fair value	0	0	0	0	0	0	0
of which held for trading	0	0	0	0	0	0	0
Irrevocable loan commitments/other agreements	4	0	0	3	0	0	1
Total	**216**	**58**	**44**	**15**	**26**	**7**	**65**

Past-due assets Dec. 31, 2008.

EUR million	Total	< 1 month	> 1 to 3 months	> 3 to 6 months	> 6 to 9 months	> 9 to 12 months	> 12 months
Receivables	588	315	178	37	9	14	35
of which loans and advances to other banks	13	13	1	0	0	0	0
of which loans and advances to customers	575	302	178	37	9	14	35
of which receivables from finance leases	64	12	15	16	3	11	7
Investment securities	0	0	0	0	0	0	0
of which interest-bearing assets	0	0	0	0	0	0	0
of which non-interest-bearing assets	0	0	0	0	0	0	0
Hedging derivatives	0	0	0	0	0	0	0
Trading assets	0	0	0	0	0	0	0
of which designated at *fair value*	0	0	0	0	0	0	0
of which held for trading	0	0	0	0	0	0	0
Irrevocable loan commitments/other agreements	0	0	0	0	0	0	0
Total	**588**	**315**	**178**	**37**	**9**	**14**	**35**

As a result of the financial and economic crisis, the total amount of impaired assets has risen by EUR 1.1 billion to EUR 7.3 billion. This development is essentially due to an increase in impaired receivables. In contrast, impaired investment securities fell by EUR 0.4 billion.

Impaired assets.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Receivables	6074	4772
of which loans and advances to other banks	919	623
of which loans and advances to customers	5155	4149
of which receivables from finance leases	339	133
Investment securities	960	1384
of which interest-bearing assets	960	1164
of which non-interest-bearing assets	0	220
Hedging derivatives	0	0
Trading assets	0	0
of which designated at fair value	0	0
of which held for trading	0	0
Irrevocable loan commitments/other agreements	294	120
Total	**7328**	**6276**

Specific valuation allowances (IAS 39.63) have been recognized for the credit and country risks associated with loans and advances to customers and other banks according to standards uniform throughout the Group. To this end, a test is conducted at each balance sheet date to determine whether objective evidence exists that the value of an individual financial asset or a group of financial assets is impaired. Objective evidence of impairment includes, in particular, recognizable financial difficulty of the borrower; a breach of contract (default or past due interest or principal payments), an increased likelihood that the borrower will enter bankruptcy or other financial reorganization, and granting by the lender, for economic or legal reasons relating to the borrower's financial difficulty, of a concession that the lender would not otherwise consider.

To a very limited degree, LBBW assumes assets from collateral received for liquidation (foreclosures totaling EUR 26 million, compared with EUR 26.7 million in 2008). This collateral is either purchased directly or acquired in foreclosure sales.

Additional Information on the Portfolio of Securitized Products.

Preliminary Remark on the Risk Shield.

In view of the turbulences in the financial markets, LBBW put in place a risk shield with the state of Baden-Württemberg in the form of a guarantee structure in effect from June 30th, 2009. LBBW has been granted a guarantee amounting to a total of EUR 12.7 billion to secure losses on a specified reference portfolio that contains ABS securities and loans, granted by LBBW to the Irish special-purpose entity Sealink Funding. Initially, the European Commission approved the risk shield provided by the state of Baden-Württemberg and the capital injection from the owners on a provisional basis. The European Commission granted final approval on December 15, 2009 after LBBW presented its restructuring plan. At that point, the original guarantee structure in regard to LBBW's first loss position was modified in detail.

One part of the guarantee in the amount of EUR 6.7 billion covers an ABS portfolio (referred to as »guarantee portfolio«) with an outstanding volume of EUR 15.3 billion (as of December 31st, 2009). LBBW will bear the first losses from this guarantee portfolio up to an amount of EUR 1.9 billion. Any losses beyond this amount will be absorbed by the guarantee. Losses exceeding a volume of EUR 8.6 billion will then be borne by LBBW.

The remaining EUR 6.0 billion of the guarantee covers a loan granted by LBBW to the special-purpose entity Sealink Funding.

1) This amount comprises the part of the guarantee of EUR 6.7 billion and LBBW's first loss: EUR 1.9 billion.

Total Securitization Portfolio.

Securitization portfolio - asset class distribution (amounting to EUR 24.5 billion)


20%
40%
14%
26%
CDO
RMBS
CMBS
Other ABS

As of December 31st, 2009, LBBW Group's ABS investment portfolio amounts to a volume of EUR 24.5 billion. The portfolio has been reduced by EUR 5.2 billion compared to the end of 2008. This reduction is caused by amortization, changes in FX-rates, sales, restructuring and losses.

The financial market crisis has led to a significant decline in market values of LBBW's ABS portfolio. In the second half of 2009, market values stabilized. The rating level of the portfolio is still good: 80% of the securities are investment grade rated and 47% are AAA-rated.

LBBW's ABS portfolio experienced losses for the first time with the beginning of the financial market crisis. Losses on cash products in a volume of EUR 145 million include write-downs on US RMBS Alt-A transactions. In addition, ongoing (interest) payments have not been received for the structured investment vehicles (SIVs). The SIVs have already been impaired in full. The synthetic securitization portfolio experienced a total capital loss of EUR 356.7 million. This amount includes write offs in the amount of EUR 186.7 million as of December 31st, 2009.

As a result of the modified guarantee structure and in contrast to June 30th, 2009, the composition of the guaranteed ABS and not guaranteed ABS portfolio is illustrated separately. In this illustration the guarantee portfolio includes the first loss of EUR 1.9 billion. On this basis, the December 2009 figures are not directly comparable with the figures of the first half of 2009.

The allocation to the different rating categories was carried out on the basis of information from external providers. The lowest available rating from Moody's, Standard & Poor's or Fitch Ratings was applied in each case.

Assets not Covered by the Risk Shield Provided by the State.

The portfolio not covered by the guarantee from state of Baden-Württemberg includes ABS investments with a total volume of EUR 9.2 billion.

Outstanding Volume in million EUR as of December 31st, 2009.

EUR Million	AAA	AA	A	BBB	BB to B	CCC to C	Other*	Total	in %
CDO	**691**	**502**	**68**	**149**	**461**	**344**	**0**	**2214**	**23.9**
thereof CDO of ABS	12	27	12	24	0	31	0	105	4.7
thereof CLOs	559	413	56	3	0	0	0	1031	46.5
thereof synthet. securitizations	82	0	0	102	448	313	0	945	42.7
RMBSs	**4037**	**163**	**6**	**0**	**0**	**2**	**0**	**4208**	**45.5**
thereof US ALT-A	2	6	2	0	0	0	0	10	0.2
thereof US subprime	2	2	0	0	0	0	0	4	0.1
CMBS	**286**	**25**	**38**	**30**	**0**	**0**	**0**	**379**	**4.1**
Other ABS	**1148**	**250**	**915**	**0**	**0**	**0**	**134**	**2446**	**26.5**
Total investments	**6162** 66.6%	**940** 10.2%	**1026** 11.1%	**179** 1.9%	**461** 5.0%	**346** 3.7%	**134** 1.4%	**9247** 100.0%	**100.0**

* These volumes relate to investments not rated by the rating agencies.

The lowest external rating was generally applied and mapped to S&P's rating scale. Figures may be subject to rounding differences.

This portfolio continues to feature a good rating level. The bulk of the portfolio includes AAA-rated positions and only a small share [10%] is not rated in the investment grade range.

Guarantee Portfolio.

The guaranteed portfolio includes ABS investments of an outstanding volume of EUR 15.3 billion as of December 31st, 2009. In this portfolio LBBW holds a first loss position of EUR 1.9 billion. The guarantee of the state of Baden Württemberg at the amount of EUR 6.7 billion will take effect if the first loss is completely depleted. Any losses exceeding the first loss and the guarantee amount are to be borne by LBBW. In LBBW's annual report 2009 the first loss position has been fully consummated through the P&L.

Outstanding Volume in EUR million as of December 31st, 2009.

EUR Million	AAA	AA	A	BBB	BB + to B	CCC to C	D	Others*	Total	in %
CDOs	**595**	**1 026**	**442**	**354**	**967**	**418**	**190**	**110**	**4 101**	**26.9**
thereof CDO of ABS	18	65	77	102	463	367	50	7	1 148	28.0
thereof CLOs	433	734	263	96	41	0	0	36	1 603	39.1
RMBSs	**2 528**	**1 190**	**229**	**63**	**191**	**1 523**	**62**	**0**	**5 786**	**37.9**
thereof US ALT-A	7	84	38	11	102	1 322	62	0	1 625	28.1
thereof US subprime	0	0	0	0	2	184	0	0	186	3.2
CMBS	**1 106**	**834**	**538**	**390**	**110**	**63**	**0**	**0**	**3 041**	**19.9**
Other ABS	**1 122**	**367**	**160**	**273**	**229**	**150**	**0**	**43**	**2 344**	**15.4**
Total investments	**5 351** 35.0%	**3 417** 22.4%	**1 369** 9.0%	**1 080** 7.1%	**1 498** 9.8%	**2 154** 14.1%	**251** 1.6%	**153** 1.0%	**15273** 100.0%	**100.0**

* These volumes relate to investments not rated by the rating agencies.

The lowest external rating was generally applied and mapped to S&P's rating scale. Figures may be subject to rounding differences.

The majority of the ABS bonds in the guarantee portfolio are still of good rating quality: EUR 11.2 billion is rated in the investment grade range.

Customer Transactions.

In addition to the portfolio of ABS-Investments, LBBW is involved in the segment of customer transactions.

This category includes transactions with receivable purchase commitments in a volume of EUR 1.8 billion. Thereof approx. EUR 0.8 billion relates to trade receivables and approx. EUR 1.1 billion to interest-bearing receivables (particularly leasing receivables).

The majority of the exposure to trade and interest-bearing receivables is related to SMEs. This customer-driven business is primarily focused on the German market and transactions are exclusively rated internally in investment grade range. The receivables are acquired by the purchasing companies Weinberg Funding Ltd. and Weinberg Capital Ltd. LBBW provides liquidity lines of EUR 1.8 billion available for this purpose. Funding is provided through LBBW's ABCP program.

LBBW is planning to expand this customer-driven business.

Further details of LBBW's ABS portfolio and customer transactions are covered in the Financial Stability Forum Report (FSF report).

Loan Provided by LBBW to the Special-Purpose Entity Sealink Funding.

When Sachsen LB was acquired by LBBW, the structured portfolios Ormond Quay and Sachsen Funding I were excluded from the acquisition. These portfolios with an aggregated nominal outstanding of originally EUR 17.3 billion were transferred to an Irish special purpose vehicle, Sealink Funding Limited (»Sealink«), established in 2008.

The Free State of Saxony has issued a first loss guarantee in the amount of EUR 2.75bn to cover losses arising from the Sealink portfolio. Losses relating to former Sachsen Funding I assets are covered by LBBW up to an amount of EUR 71.3m (the »Special First Loss Guarantee«). LBBW has set up provisions for potential losses to be covered under the Special First Loss Guarantee for the full amount of EUR 71.3m at the beginning of the transaction in 2008.

In addition, starting from 30th June 2009 the State of Baden-Württemberg provided a second loss guarantee in an amount of EUR 6bn. All losses exceeding EUR 8.75bn (First Loss Guarantee plus Second Loss Guarantee) would have to be taken pre dominantly by the other Landesbanks.

LBBW expects, that the guarantee of the Free State of Saxony and the guarantee of the State of Baden-Württemberg will cover all risks arising from the portfolios transferred to Sealink.

Market Price Risks.

LBBW defines market price risks as potential losses resulting from unfavorable changes in market prices. Market price risks are broken down by influencing factors. The following characteristics of market price risks result from the business activities of LBBW Bank:

Characteristics of Market Price Risks.

Market price risks	**Characteristics**
Share price risks	■ General and specific price risks ■ Option risks
Interest rate risks	■ General and specific interest rate risks ■ Option risks ■ Credit spread risks
Foreign exchange/ commodities risks	■ Exchange rate risks ■ Commodities risks ■ Option risks

Risk Measurement.

Risk Model.

At LBBW, the value-at-risk (VaR) from market price risks is calculated at a confidence level of 99% and a holding period of ten days. A 95% confidence level and one-day holding period are applied for internal Bank management purposes.

This calculation is based on a procedure involving a traditional Monte Carlo simulation. In most cases, the simulation enables LBBW to not simply market-induced value fluctuations, but to measure them fully, even for complex transactions. Historical time series for the preceding 250 days are equally weighted in covariance estimates. LBBW backtests its analyses to ensure the quality of the VaR estimation procedures applied. The LBBW model is also used for other Group companies with material market price risks, enabling Group-wide standardized management based on the value-at-risk risk indicator.

At LBBW, market price risks are consistently modeled in the trading book and banking book using the same VaR methodology. Trading portfolios and the strategic position of the banking book can be affected by potentially detrimental developments in market interest rates. Both absolute levels and the shape of the yield curve can have a significant influence on the LBBW interest position. These types of developments are included in the simulations used in calculating VaR. Moreover, basis risks that arise due to relative movements of various interest rate markets in relation to each other are included in risk calculations. Basis risks are very strongly dependent on the correlation of the underlying yield curves.

In the course of the financial market crisis, the credit spread risks have become an important part of LBBW's market price risk. The transactions of the trading book and the banking book that are sensitive to creditworthiness are mapped onto rating- and industry-dependent yield curves. As such, general credit spread risks from bonds and ABS as well as the traditional lending business are also measured. In addition, the issuer-specific risk for securities and ABS is calculated using the spread (and the spread volatility) of individual counterparties. The credit spread risks from all credit derivatives are determined using a multi-index model. The respective credit spreads of the reference debtor are entered into the risk calculation.

The calculations of VaR and sensitivities are supplemented with separate stress scenarios for the trading book and banking book on a weekly basis. Stress testing is used to examine how the value of the portfolio changes under extreme market conditions. LBBW uses both self-defined (synthetic) and historical market movements with a focus on modeling particular curve movements and spread changes. Synthetic scenarios mainly refer to selected market factor groups (such as interest shifts, share shifts) on an individual basis or in combination, or stress testing of basis risks (e.g. of different yield curves). Historical scenarios have been generated from data analyses of market shocks, with stress tests for the financial crisis having been specifically added to the scenarios in question. All scenarios serve the purpose of modeling extreme events on the financial markets that, as history-based indicators, are not specifically included in VaR, in order to enable LBBW to prepare for the future. The findings are taken into consideration and reported to the relevant decision-makers both on a portfolio basis and with regard to their impact on the Group as a whole and its risk-bearing capacity.

New Products and Further Development of the Risk Model.

Before new types of products are approved for LBBW's trading units, they are subject to a »New Product Process« that ensures that these products are included in LBBW's various systems, such as those of accounting and risk controlling. If it is not possible to fully integrate the products into the model immediately, a step-by-step approach is taken whereby these products are initially only traded under strict supervision.

LBBW further developed its internal market risk model in 2009 based on, for example, the altered dynamics of the capital markets and changed risk positions. The main improvements to the model include:

- the changeover to a classic Monte Carlo simulation approach and dispensing with the use of main components and scenarios formed for interest rate risks,
- providing the market risk model with market data from a central market database,
- sophisticated mapping of the market risk of capital market floaters by applying differentiated discount and forward yield curves and
- the inclusion of European sovereigns in the multi-index model for improved mapping of general CDS spread risks.
- The presentation of banking book holdings has been improved considerably as regards the inclusion of credit spread risks (e.g. conduits included in full, inclusion of specific bond risks for overall banking book holdings).

For the purpose of regular quality assurance and validation, the adequacy of risk modeling and the risk factors used are reviewed regularly in addition to valuations. If certain markets and risk types become more important in the future, LBBW can flexibly expand the self-developed model.

However, limits have generally been set for the valuation procedure: all types of modeling are simplified compared with reality. LBBW counters these kinds of »model risks« with conservative parameters and with the use of various procedures such as VaR, sensitivities, stress values, etc. In certain cases, writedowns are taken or special limits are set if uncertainties exist with regard to the associated valuation procedures. An appropriate buffer is also kept available in aggregate risk cover for model risks.

Risk Management.

Ongoing risk management is handled by the relevant person with portfolio responsibility in the trading units and Treasury division within the scope of the market price risk strategy and the limits set. Limits based on value-at-risk (VaR), stop-loss and sensitivities are set by the Board of Managing Directors. In the case of certain sub-portfolios, this authority is assigned to individual members of the Board of Managing Directors, who then further delegate this authority according to a hierarchical system of responsibilities.

The Board of Managing Directors has delegated the strategic management of all other market price risk positions in the banking book to its Treasury Management Committee. The proposals developed by the Treasury division for strategic positioning are presented for approval at monthly meetings. The results are reported to the Group's Board of Managing Directors.

Interest rate risks from new transactions with customers are largely closed out by the Treasury division in near-real time via offsetting transactions.

The trading divisions are responsible for managing market price risks in the trading book. The trading divisions are home to the Bank's trading and sales units organized by product responsibility: The main task assigned to the sales units involves trading transactions with customers, as well as building and maintaining relationships with institutional investors. They do not enter into any risk positions above and beyond these responsibilities.
The trading units are primarily responsible for the Bank's proprietary trading. In addition, the market price risks arising from transactions entered into by the sales groups that will not be hedged by Treasury are assigned to the trading books. The trading units are assigned responsibility for market price risks and earnings.

Risk Monitoring.

The utilization of limits and compliance with the risk strategy is monitored by Group Risk Control and reported to the relevant persons with portfolio responsibilities and the Group's Board of Managing Directors. In addition to daily reports, the Board of Managing Directors also receives more detailed monthly reports in the overall risk report about the effects of market price risks on the risk and earnings situation and weekly reports on worst-case results.

Risk Situation.

Development of Market Price Risks.

The market price risks entered into were fully within LBBW's risk-bearing capacity in 2009. The stop-loss limit was adhered to throughout the entire year. However, the financial market crisis led to VaR limit excesses up to the level of LBBW Bank and the LBBW Group in the first quarter of 2009. These limit excesses were communicated and monitored in line with the internal escalation process.

The following chart illustrates LBBW Bank's market price risks over the course of the year.

Risk at LBBW Bank, EUR million.


1200
1000
800
600
400
200
0
Jan. 02, 2009
Jan. 16, 2009
Jan. 30, 2009
Feb. 13, 2009
Feb. 27, 2009
Mar. 13, 2009
Mar. 27, 2009
Apr. 10, 2009
Apr. 24, 2009
May 8, 2009
May 22, 2009
June 5, 2009
June 19, 2009
July 3, 2009
July 17, 2009
July 31, 2009
Aug. 14, 2009
Aug. 28, 2009
Sep. 11, 2009
Sep. 25, 2009
Oct. 9, 2009
Oct. 23, 2009
Nov. 6, 2009
Nov. 20, 2009
Dec. 4, 2009
Dec. 18, 2009
Interest VaR
Equity VaR
FX VaR

Over the course of 2009, a general decline in volatility and an increase in correlations of market parameters were observed thanks to the recovery of the financial markets. This reduced the level of risk in comparison to the previous year. The increase in risk at LBBW in the middle of the year is attributable to the comprehensive inclusion of conduits in the risk calculation. Risk then declined again significantly in August, as the ABS positions guaranteed by the risk shield were no longer reported under the market price risk of LBBW.

LBBW's market price risks are characterized overall by interest rate and credit spread risks. The overall risk is dominated by the positions in the banking book. The basis risks in the interest rate range between the euro financial curves and the swap curve, as well as the exposure to credit spreads including the risks from fixed-income securities, credit derivatives and the credit substitute business, play a decisive part here. Equity risks, along with foreign exchange and commodities risks, are less significant for LBBW than interest rate and spread risks. The former also include risks from precious metals and currency portfolios, which LBBW only holds to a limited degree.

The following table illustrates the composition of VaR (99%/10 days) by risk type at Group level:

VaR 99%/10 days

EUR million	Average	Maximum	Minimum	Dec. 30, 2009	Dec. 30, 2008
LBBW Group overall	**877**	**1 167**	**602**	**623**	**941**
LBBW Bank overall	792	1 100	592	620	760
Interest rate risks (including credit spread risks)	780	1 087	575	611	745
Equity risks	32	41	21	23	34
Currency risks	48	98	4	40	65

The following gives a performance graph and a table showing the composition of market price risks for the trading book positions.

Risk Trading Book, EUR million.


120
100
80
60
40
20
0
Jan. 2, 2009
Jan. 16, 2009
Jan. 30, 2009
Feb. 13, 2009
Feb. 27, 2009
Mar. 13, 2009
Mar. 27, 2009
Apr. 10, 2009
Apr. 24, 2009
May 8, 2009
May 22, 2009
June 5, 2009
June 19, 2009
July 3, 2009
July 17, 2009
July 31, 2009
Aug. 14, 2009
Aug. 28, 2009
Sep. 11, 2009
Sep. 25, 2009
Oct. 9, 2009
Oct. 23, 2009
Nov. 6, 2009
Nov. 20, 2009
Dec. 4, 2009
Dec. 18, 2009
Interest VaR
Equity VaR
FX VaR

VaR 99%/10 days

EUR million	Average	Maximum	Minimum	Dec. 30, 2009	Dec. 30, 2008
LBBW Bank trading book	**69**	**98**	**50**	**62**	**74**
Interest rate risks	59	90	40	53	64
Equity risks	19	27	13	14	19
Currency risks	6	19	2	2	8

Backtesting.

The VaR value calculated by the risk model represents a statistical forecast of expected portfolio losses from market price risks over the respective time periods. In order to verify the suitability of the model, it is necessary to test the quality of forecasts. This process is called »backtesting«. In concrete terms, this process involves counting the number of times VaR is exceeded by actual portfolio value changes, called »outliers«, as the result of changes in market data (clean-P/L). As of December 30, 2009 (inclusive), backtesting for the preceding 250 trading days indicated no model outliers for LBBW's trading positions or LBBW Bank. The trading portfolio, for which capital adequacy for equity risks and general interest rate risks is measured using the internal risk model, also did not present any outliers. This means that no additional equity capital needs to be deposited for model outliers for regulatory purposes.

Portfolio backtesting – LBBW Bank for the period from Jan. 2, 2009 – Dec. 30, 2009.

VaR parameters: 99 % confidence level, 1-day holding period


EUR million
500
400
300
200
100
0
-100
-200
-300
-400
-500
-600
Jan. 2, 2009
Feb. 2, 2009
Mar. 2, 2009
Apr. 2, 2009
May 2, 2009
June 2, 2009
July 2, 2009
Aug. 2, 2009
Sep. 2, 2009
Oct. 2, 2009
Nov. 2, 2009
Dec. 2, 2009
Clean-P/L (total)

This graph shows how risk and the fluctuation of the clean-P/L lessened over the course of the year thanks to the stabilization of the financial markets.

Stress Test.

The effects of simulated stress scenarios increased considerably in 2009. In the first six months of 2009, there were limit excesses for the stress test limit of LBBW Bank, yet the overall buffer for all stress scenarios was not exceeded at any time. These limit excesses were communicated and monitored in line with the internal escalation process.

Market Liquidity Risk.

Market liquidity risk designates the risk that transactions cannot be closed out, or can only be closed out at a loss, due to inadequate market depth or market disruptions. For example, if a large volume were to be bought or sold quickly, then a corresponding market influence would be anticipated and potentially reduce the expected proceeds. Market liquidity risks are seen as a component of market price risks for trading products (particularly in the case of securities).

In some cases, LBBW addresses such risks by monitoring bid-offer spreads in the securities held in the portfolio. These are compared with the associated volumes traded. This correlation is then transferred to the volume in LBBW's portfolio and converted to a potential loss value. The risks arising from illiquid stocks in the trading portfolio are minimized through use of a separate limit and are not material to LBBW.

Moreover, the concept of market liquidity risks also relates to potential losses in the sense that the liquidity of market segments can decline, as was the case in 2007 and 2008 with credit spread products and especially securitizations. Since then, the sudden lack of liquidity in what up to that point were very liquid markets has resulted in difficulties in market valuations and the downstream processes in these market segments.

The limited liquidity of products usually leads to a higher volatility and thus to an increase in the market price risk. The market liquidity risk is thus implicitly included in the market price risk calculation to a large extent. However, a sudden lack of liquidity in market segments which are normally very liquid cannot be comparably illustrated using historical models. In this case, assumed scenarios and flat-rate mark-ups must be used. LBBW's risk management also aims to retain a great deal of room to maneuver even in crisis situations, since losses can be avoided if an institution is not forced to sell or close, despite unfavorable market liquidity situation positions.

Liquidity Risks.

LBBW's liquidity risk monitoring and management activities draw a distinction between short-term liquidity risk, which represents the risk of insolvency due to an acute lack of funds, and funding (spread) risk, which describes the adverse effects on income resulting from a possible deterioration of the funding spread.

Risk Measurement.

Short-term liquidity risk in the sense of the availability of sufficient cash at any time cannot be adequately quantified or analyzed on the basis of value-at-risk. It is therefore managed using quantitative standards in the LBBW Group, which have been established by the Board of Managing Directors in accordance with liquidity risk tolerance.

Determining the liquidity risk position involves:

- Regularly preparing liquidity gaps over a time horizon of up to 12 months, both on a daily basis and on at least a weekly basis for the Board of Managing Directors.
- Preparing gaps for long durations on a monthly basis in order to analyze funding (spread) risks.
- Calculating the potential funding available from central banks on a daily basis.
- Regularly preparing an investor list, on the basis of which any changes with regard to the diversification of the investor base can be identified.
- Analyzing the three scenarios »rating downgrade«, »financial market crisis« and »combination« (market crisis at the same time as downgrading of LBBW and competitors) as part of regular stress tests. Ongoing review and, if necessary, adjustment of assumptions and parameters used.

Liquidity risk tolerance is largely defined via a »survival period concept«, i.e. time frames are specified as regards how long the Bank is expected to remain at least solvent, even in the event of severely limited opportunities to borrow on the market, subject to different combinations of assumptions (development paths). In addition, absolute limits are in place for the maximum funding requirements based on maturities from the transaction portfolio from a 3-month and 12-month perspective.

In order to analyze liquidity risks in the Group, all key subsidiaries and all conduits/SIVs are included in regular reporting in accordance with LBBW guidelines (weekly consolidated cash flow, in further detail in overall risk report on a monthly basis). Liquidity risks from off-balance sheet company constructions are generally analyzed and reported in the same way as on-balance sheet liquidity risks.

Risk Management.

The management of liquidity risks and funding is carried out by the Treasury division in compliance with the measures stipulated in the liquidity risk tolerance, with the primary objective of ensuring solvency at all times as well as active earnings and risk optimization for existing mismatched maturities as part of funding planning.

The funding strategy of LBBW aims to diversify product and investor groups. In 2009, investments by savings banks and institutional investors within Germany constituted the main sources of medium and long-term funding in addition to the retail business.

The setting of internal offsetting prices in line with the market by the Treasury division is a fundamental aspect of management for the assets and liabilities side of LBBW. If necessary, the offsetting prices are quickly adjusted to altered market conditions.

The Treasury Committee is responsible for securing intraday liquidity in trading. Here, planning daily payments and calculating cash requirements up to the end of the day is carried out, while continually taking into account inflows and outflows from payments which only emerge during the course of the day and the central bank function for savings banks.

A detailed emergency plan is in place for securing liquidity in acute crisis situations. The provisions made include those for the formation of a crisis response team bringing in members of the management. The emergency plan is reviewed at least once a year and re-enacted by the management.

Risk Monitoring.

The regular monitoring of liquidity risks is the responsibility of the Risk Committee of LBBW at management level and Liquidity Risk Control within the Group Risk Control division at operating level. As part of the overall risk report, the Risk Committee reports in detail on all material aspects of liquidity risk, such as liquidity requirements, liquidity reserves and compliance with the specifications on liquidity risk tolerance including the results of the stress tests carried out.

Risk Situation.

At the start of the year, the money and capital markets were still very much characterized by the aftermath of the shock of the insolvency of Lehman Brothers in September 2008. Despite these limitations, it was possible to scale back the liquidity risk position of the LBBW Group to the required extent, after it had expanded as a result of the takeover of Sachsen LB and Landesbank Rheinland-Pfalz. In the second quarter, the Group suffered deterioration in the evaluation of its creditworthiness by the ratings agency S&P to A- (long-term), A-2 (short-term). The impact on funding costs and funding potential became apparent in the loss of investors on the international market. There was barely any discernible reaction on the domestic market. The second half of the year passed off quietly for liquidity risk management, with no significant events.

In 2009, the LBBW Group was able to obtain sufficient refinancing funds via the market at all times.

The table below illustrates expected inflows and outflows of funds according to contractual maturity. In cases where the disbursement date and/or payment due dates are not clearly spelled out contractually, the worst case scenario for the payments received and payments made is presented, which means that the capital tie-up on the assets side and thus the actual refinancing requirements are considerably overstated. In addition, terminable liability transactions are generally called in on the call date, while the longest possible term is always shown for terminable asset transactions, irrespective of who holds the cancellation right. In the case of loans that are being repaid, it is assumed, above and beyond the requirements of the IFRS standard, that the customer will obtain follow-up financing through LBBW in the amount of the residual debt when the loan agreement matures.

Assets and liabilities according to contractually agreed payment dates.

Undiscounted cash flows in accordance with IFRS as at December 31, 2009

EUR million		< 1 month	> 1 to 3 months	> 3 to 12 months	> 1 to 5 years	More than 5 years
Principal payments	Inflows of funds	45360	21975	54020	127754	122398
	Outflows of funds	-69243	-29478	-54227	-102132	-84681
Interest payments	Inflows of funds	1037	1612	6542	27705	37489
	Outflows of funds	-889	-2088	-5743	-21805	-21338
Balance of payments from interest rate derivatives (net)		-647	-1643	2472	284	-873
Forex transactions	Inflows of funds	63362	51410	43888	27037	10511
	Outflows of funds	-63375	-51296	-43985	-27433	-11317
Advances on current account, claims from interbank accounts, including balances with central banks						8180
Savings and demand deposits, securitizations from interbank accounts						-29334
Irrevocable loan commitments and guarantees						-28889

* Basis: For LiqV-relevant loan commitments and guarantees (avals), not including intra-Group commitments as the funding risk associated with these commitments is already reflected in the consolidation of the inflows and outflows of funds and not including undisbursed loans to the extent that these loans are already reflected in the inflows and outflows of funds.

Previous year's figures as at December 31, 2008

EUR million		< 1 month	> 1 to 3 months	> 3 to 12 months	> 1 to 5 years	More than 5 years
Principal payments	Inflows of funds	66949	30093	61800	131909	142581
	Outflows of funds	-91640	-37227	-79659	-114901	-89496
Interest payments	Inflows of funds	1778	2460	9377	31210	49821
	Outflows of funds	-1481	-2068	-8528	-24373	-23431
Balance of payments from interest rate derivatives (net)		-2234	-313	970	-1563	-3724
Forex transactions	Inflows of funds	48023	43014	45904	8136	1197
	Outflows of funds	-47661	-42637	-45247	-8167	-1213
Advances on current account, claims from interbank accounts, including balances with central banks						11039
Savings and demand deposits, securitizations from interbank accounts						-23801
Irrevocable loan commitments and guarantees						-33051

As at December 31, 2009, potential funding available on the same day via central banks (ECB and the Fed), defined at LBBW as the liquidity reserve in the narrower sense, amounted to EUR 41.6 billion at the Group. Within 90 days, free collateral totaling EUR 37.1 billion was available.

The requirements of the liquidity regulation were adhered to at all times in 2009..
As of December 31, 2009, LBBW Bank's liquidity ratio was 1.52 (2008: 1.54).

The solvency of the LBBW Group was also guaranteed at all times for a 90-day period, based on severe stress scenarios. The defined stress tests showed at the end of the year that the potential funding available from central banks and on the market exceeded funding requirements, even after the occurrence of the respective scenario.

Results of economic stress scenarios.

According to Risk Control as at December 31, 2009

Scenario Mrd. Euro	Funding requirements in EUR billion	Funding potential (central banks and market) in EUR billion
Rating downgrade	48.3	60.3
Financial market crisis	49.0	70.3
Market crisis with downgrade	49.5	66.3

Operational Risks.

LBBW defines operational risks (OpRisk) as the risk of losses arising due to the unsuitability or failure of internal processes and systems, people, or due to external events. This definition also includes legal risks.

Risk Measurement.

The standard approach is used to measure operational risk at LBBW. An OpVaR model is to be deployed for internal management from 2010.

Risk Management and Monitoring.

Ensuring an active risk culture in dealing with operational risks is the prerequisite for monitoring and managing these risks. All employees are encouraged to handle operational risks responsibly.

At LBBW, the management of these risks is mainly the responsibility of the individual divisions. In this context, the local Operational Risk Managers are very important. They support division management and managing directors in the use of operational risk controlling tools, are contacts for their respective employees regarding operational risks, and are in close contact with LBBW's centralized OpRisk Controlling unit. An independent, centralized organizational unit within the Group Risk Control division is tasked with further developing and implementing the methods and tools used by OpRisk Controlling. To the extent that this is possible and reasonable, the central Group Strategy/Legal division obtains insurance policies to cover potential losses.

One of the main goals of the operational risk management and control activities is to identify operational risks at an early stage and to reduce or avoid the resulting losses by implementing the appropriate measures. Various tools are used to identify and assess the risk situation. As well as the internal and external incident database, the risk inventory (self-assessment and scenario analysis) and the analysis of risk indicators, the management of OpRisk measures also plays an important role in the management of operational risks.

The centralized OpRisk Controlling unit provides decision-makers with relevant information as part of regular risk reporting. The Risk Committee supports the Board of Managing Directors in exercising its supervisory function. In this forum, incident reports and risk inventory results are discussed, along with measures aimed at promoting a sound and safe risk culture at LBBW and current events.

In the 2009 fiscal year, the new functions of the software used at LBBW to manage operational risks were gradually introduced. This includes the application of a new tool for managing measures. The aim is to optimize risk management and raise awareness of risks in the divisions.

Risk Situation.

As the information presented in the sections below illustrates, LBBW does not expect any operational risks occurring that could endanger its existence. Despite the extensive precautionary measures taken, operational risks can never be avoided entirely.

IT Risks.

LBBW takes international IT security standards into consideration on a continual basis and complies with ISO standards 27001, 27002 and 27005. IT risk management has been centralized for the two IT divisions, IT Financial Markets and IT/Organization. In this process, the role of the Operational Risk Manager for the IT divisions has been bundled and transferred to the area of responsibility of the Group IT Security Officer.

LBBW has set up a special IT crisis response team to ensure that its business operations are maintained and that it can function if IT systems fail; in the event of an emergency, this team will coordinate all activities and provide centralized communications capability, with the savings banks in Baden-Württemberg among others, in accordance with defined procedures. The course of action and organizational measures to be taken in the event of a crisis are described in an IT crisis management manual. IT operations have emergency plans in place for operating IT systems in an emergency.

Emergency plans for maintaining operations manually are available in the various departments.

LBBW maintains two independent, geographically separate data centers for production operations. In terms of its mainframes, LBBW has set up a backup operation with data mirroring that provides emergency backup requiring downtime of no more than three hours. A backup system with data mirroring has also been implemented for trading systems. Backup tests are run regularly to verify functionality and to train employees. In addition, backup workstations have been set up for trading and processing trading transactions.

At this time, LBBW does not face any unusual IT risks. LBBW has ensured well-organized IT operations for the future by constantly updating and improving its IT environment.

Personnel Risks.

LBBW's success depends materially on the dedication of its employees, and this idea is anchored in LBBW's mission statement: »We as employees drive the success of the Bank. Thanks to our expertise, knowledge, and commitment.« The objective of comprehensive personnel risk management is to identify negative trends (risk monitoring) and to evaluate measures suitable for preventing or minimizing risk (risk management).

The human resources department distinguishes between various types of personnel risk for purposes of risk monitoring and management. The goal is to identify bottleneck, resignation, adjustment and motivation risks early on, and to minimize the resulting costs, such as staff recruitment, termination and staff turnover expenses. These risks are measured by periodically evaluating and analyzing key personnel indicators, such as turnover rates, absences, or data concerning personnel development measures (particularly management training measures), as well as comparing these indicators across the Group.

In the risk category of »resignation risk«, for example, employees leaving LBBW are surveyed in writing about their reasons for leaving. This provides these employees with another opportunity to express freely their opinion about LBBW as an employer.

A focus here is developing and promoting young employees within the company. In order to counter the risk of a lack of high-performance employees (»bottleneck risk«), employee potential is systematically documented and analyzed. The age structure of LBBW's employees is watched particularly closely due to demographic changes, although this does not require any action in the immediate future.

LBBW has already implemented a series of measures to counter possible personnel risks. These measures range from legal protection for LBBW to ensuring that employees are qualified to do the tasks assigned to them. Among other things, a target group-oriented specialist training program is held annually. In addition, a dedicated department is responsible for education concerning and monitoring of statutory money laundering and compliance regulations.

The staff cuts announced within the framework of the EU restructuring project could lead to an increased staff turnover rate in 2010. Against the backdrop of the current historically low level of employee turnover, this risk is seen as very much controllable.

Legal Risks.

Legal risks comprise economic risks due to omission of and/or non-compliance with the framework of rules established by legal regulations and court rulings. These risks arise from a lack of knowledge of the specific legal situation, insufficient application of the law, or delayed reaction to changes in the general legal framework (including cases where this is unavoidable or the employee is not at fault), or as a consequence of changes in legislation, court rulings or administrative practice, particularly at national and European level. Legal risks are mainly managed by LBBW's Legal departments (as part of the Group Strategy/Legal division). They provide advice on legal matters to the Bank and its German and foreign subsidiaries, branches, and representative offices. In addition, their responsibilities include early identification of legal risks in business units and central divisions in cooperation with the latter, and limiting these in a suitable manner.

The National Legal and International Legal departments have themselves developed or examined and approved for use by LBBW's business areas a variety of contract forms and sample contracts in order to minimize legal risks and simplify the business activities of the front office and trading divisions. In relation to this, the Bank is supported by the cooperation of the German Savings Bank Association (DSGV) and the forms developed in the committees there and made available by the Sparkassenverlag publisher. Approved, standardized contract materials are used for derivative transactions wherever possible. If legal questions arise in new areas of business or during the development of new banking products, the Legal departments supervise and actively participate in these processes.

Furthermore, the Legal departments monitor all planned legislation, developments in court rulings, and new standards stipulated by the supervisory authorities in LBBW's key areas of activity in close cooperation with in particular the Association of German Public Sector Banks (VÖB), the German Savings Bank Association (DSGV), and the Association of German Pfandbrief Banks (VdP).

To the extent that this results in LBBW having to take appropriate action with regard to legal matters or adapt its policies, the Legal departments are instrumental in disseminating information quickly and implementing measures within the Bank. No legal risks currently exist at LBBW that could threaten its existence. The Group Strategy/Legal division also has no reason to believe that such risks will arise at LBBW in the foreseeable future.

Internal Control and Risk Management System with Regard to the Accounting Process.

The LBBW Group defines the internal control and risk management system as a comprehensive system and follows the definitions of Institute of Public Auditors in Germany, Incorporated Association - IDW on the accounting-related internal control system (IDW PS 261 Item 19 f.) and the risk management system (IDW PS 340 Item 4). This includes principles, procedures and measures with the objective of implementing management decisions aimed at

- securing the effectiveness and efficiency of business activities (this also includes the protection of assets, including preventing and detecting asset damage)
- ensuring the regularity and reliability of internal and external accounting and
- ensuring compliance with legal requirements of relevance to the Company.

The internal control and risk management system helps to provide a true and fair view of the net assets, financial position and results of operations of the LBBW Group. A key aim is to ensure that all transactions are recorded, processed and documented in full and correctly in accordance with legal regulations and standards as well as provisions pursuant to the bylaws and other guidelines.

The accounting-related internal control system (ICS) primarily comprises the control environment, risk assessment, control activities, information, communication and monitoring.

The accounting-related risk management system consists of risk identification, subsequent risk assessment, the catalog of risk management measures derived from this and ongoing risk controlling together with adequate communication to all those involved in the process.

As regards the management of risks, the accounting-related internal control system constitutes an integral part of the accounting-related risk management system. The two systems are therefore presented together.

Control Environment.

LBBW features a clear organizational, corporate, and control and monitoring structure across the Group. The Board of Managing Directors of LBBW takes overall responsibility for the internal control and risk management system. All strategic Group units are included by means of a clearly defined management and reporting organization. The departments of all Group companies involved in the accounting process conform to quantitative and qualitative requirements. The employees tasked with the accounting process are provided with regular, comprehensive training.

Risk Assessment and Control Activities.

When implementing controls, a risk assessment is taken as a basis and the principle of efficiency is observed. Clear regulations are in place regarding the scope of the controls and responsibilities integrated into working processes. Control functions are exercised in the respective specialist department. The control targets defined in the LBBW Group in their entirety indicate the identified risks.

The consolidated financial statements are prepared by the Accounting/Reporting/Tax division of LBBW in conjunction with the relevant Group companies. Detailed timetables and workflows are in place for all monthly, quarterly and annual financial statements, which are monitored and managed centrally. Responsibilities in all areas of the accounting process are clearly assigned. The relevant activities in terms of risk are distributed across several organizational units within the organization of business processes. The dual-control principle is applied across-the-board for all processes relevant to accounting.

In terms of the IT systems used at LBBW, preference is primarily given to standard software that is protected against unauthorized access. Portfolio management front-end systems (sub-ledgers), the SAP general ledger system and a central data warehouse (FDB = Financial Database) are used for the preparation of financial statements. The FDB contains all data necessary for preparing the financial statements. The specialized divisions record, process and post transactions relevant to accounting, which are mapped by the system, in the appropriate IT systems. From here, the transactions and master data are then transferred into the FDB. Data from the front-end systems and FDB are automatically posted in the SAP general ledger, where the balance sheet and income statement are prepared.

Extensive ICS reconciliation steps take place at the interfaces between the sub-ledgers, the FDB and the SAP general ledger, where the completeness and accuracy of the data is checked and documented on a monthly basis as part of standardized reconciliation operations.

As regards the annual and semi-annual financial statements, the control processes are also discussed by the relevant system administrators in Accounting in separate quality assurance meetings.

Any inconsistencies that may arise are rectified by carrying out these ICS reconciliation steps. Measures to be taken to eliminate future errors are also established on the basis of this.

The companies included in the consolidated financial statements have appropriate IT-based processes for preparing their financial statements, which leads to the delivery of coordinated reporting packages which have been confirmed by the local auditor for the purposes of preparing the consolidated financial statements.

In order to measure financial instruments, the LBBW Group draws on external data sources (stock exchanges, price service agencies, quotations and indications from market participants) or model measurements from the front-end systems, Risk Control or other internal price sources, which in turn rely on observable parameters from current external data sources wherever possible. These measurements are based on models which conform to the market standard and are operated or have been received by Risk Control. A separate organizational unit »Independent Price Verification« exists within the Risk Control division which checks individual measurements, such as securities prices, and ensures independence in trading if applicable.

Information and Communication.

The principles of LBBW, the organizational structure and procedures and the processes of the accounting-related, Group-wide internal control and risk management system are set out in manuals and guidelines (e.g. accounting guidelines, operating procedures, specialist concepts etc.), which are regularly adjusted to current external and internal developments and published on the LBBW intranet. This also applies to the Group manual containing standard Group measurement and recognition guidelines. These are prepared in due consideration of current IFRS regulations and are regularly updated, approved by the auditors and sent to the Group companies. The »Basic Accounting Issues« department identifies and analyzes all legal changes which have an impact on the accounting process. It informs the specialized divisions affected and ensures that these are implemented promptly and in accordance with their respective specialization. The Group companies are informed of these changes in the Group circular via the »Consolidated Financial Statements« group.

New types of products are examined in detail in the New Product Process in the Group companies as regards how they should be treated in accordance with accounting regulations.
The regulation of structures and embedded derivatives is also carried out here for each product type. This regulation is stored in a database system (FinNexus) developed in-house. In the case of new types of products, the correct mapping, analysis and recognition of transaction types is also checked in a test phase.

If systems and/or processes of the Group head office are required for new types of products, the »Group New Product Process« group determines how they should be treated in accordance with accounting regulations.

The »Consolidated Financial Statements« group prepares the figures for the consolidated financial statements using standardized software on the basis of the information provided by the companies included in the consolidated financial statements. The completeness and accuracy of the information provided is checked once again by means of implemented control regulations and coordinated validation processes. The notes to the consolidated financial statements are prepared by the »Disclosure« group using standard software. This group is responsible for the completeness and accuracy of the relevant disclosures in the notes.

Monitoring.

The effectiveness and suitability of the ICS and RMS are regularly monitored. This ensures that potential improvements are identified and processes are adjusted accordingly where required.

Group Auditing and the Audit Committee set up by the Supervisory Board serve as senior monitoring bodies. Group Auditing reports directly to the Board of Managing Directors of LBBW. It presents the findings of its audits to the Board of Managing Directors and the employees responsible for the respective specialist area in audit reports. The management must be informed of particularly serious failings immediately. Group Auditing monitors the resolution of audit findings, sends out reminders regarding this if necessary and then escalates this if required. It carries out follow-up audits where necessary. An annual report informs the Board of Managing Directors of the key findings of audits carried out over the course of the year, including the agreed course of action and the completion status. This procedure ensures that weak points are identified promptly and that these are rectified. The Audit Committee deals with the analysis and preparation of audit findings and informs the Supervisory Board of these activities.

Investment Risks.

LBBW invests in other companies or assigns functions to subsidiaries if this appears to be a logical choice after consideration of strategic aims or returns.

Here, equity investments are managed by the relevant specialized and operating divisions of LBBW based on the division of tasks.

Early identification of business and risk developments at LBBW's subsidiaries and equity investments is particularly important for investment controlling purposes. To this end, regular coordination meetings are held at the corresponding management levels of LBBW and the subsidiary/equity investment, particularly in the case of companies that are material in terms of risk management from a Group perspective. In addition, these companies' results and planning are regularly monitored by the organizational unit responsible for equity investment management in the Group Strategy/ Legal division at LBBW. This unit also produces extensive reporting on this issue for the Board of Managing Directors and governing bodies.

The companies in LBBW's equity investment portfolio are assigned to one of two categories in terms of risk:

Material subsidiaries, i.e., companies in which LBBW is the majority shareholder and whose risk potential (in the main risk categories of credit risk, market price risk, liquidity risk, operational risk, and real estate risk) is deemed to be material from the Group's perspective.
Non-material subsidiaries and equity investments, i.e., companies in which LBBW is the majority shareholder and whose risk potential is deemed to be immaterial from the Group's perspective, or minority equity investments, i.e., companies in which LBBW as the minority shareholder does not have the direct influence possible in the case of companies in which a majority interest is held.

As much as possible, the so-called transparency principle is applied to material subsidiaries, or they are being integrated into this approach step-by-step. In accordance with the transparency principle, risks identified as material at the respective companies are measured according to LBBW's principles and parameters and included at the level of LBBW in an aggregation or Group assessment.

In the case of the non-key subsidiaries and minority interests, the risk potential is quantified based on the interest held and included as a whole in LBBW's risk management system. This calculation is made using a ratings-based credit VaR approach which is prepared by Group Risk Control and serves as the basis for recognition in the risk-bearing capacity.

LBBW pursues a selective equity investment policy. As a rule, a comprehensive risk analysis (of legal, financial and other risks) is performed in the form of due diligence, generally in conjunction with LBBW's specialized divisions, before equity investments are acquired. Of particular importance here are factors such as ensuring that inappropriate concentrations of risk do not arise in the investment portfolio.

LBBW aims to use transaction agreements to contractually hedge risks as much as possible, such as through option agreements or earn-out clauses. In addition, the buying process includes valuation of equity investments taking into account capital market-oriented risk premiums.
Corporate values for LBBW's equity investments are calculated in accordance with the guidelines issued by the Institute of Public Auditors in Germany, Incorporated Association - IDW at least once a year as part of preparatory work for the annual financial statements. For the half-year report, a plausibility check of the book values is performed using calculations pro-rated for the period.

Besides the risk of a potential decline in value as the result of defaults, there is also a risk that LBBW will receive an insufficient return or no return at all on its investments. However, this risk corresponds to the above-mentioned general book value or corporate value risk due to the focus on capitalized income value in the valuation of equity investments.

In addition to the usual risks inherent in equity interests through the investment of capital, liability risks also arise from the profit and loss transfer agreements signed with some subsidiaries and from the responsibility for fulfilling the maintenance obligation (Anstaltslast) and guarantor's liability (Gewährträgerhaftung) for equity investments in public-sector banks. Furthermore, LBBW has signed letters of comfort with various investees.

Seen overall, a central risk for LBBW in relation to its investments lies in a partial or overall loss in value in one or several large strategic investments. LBBW's investment portfolio has a strong financial focus. A disturbance in this market segment can therefore lead to significant losses from investments.
Management and monitoring systems ensure that LBBW is continually informed about the situation in its investees. Moreover, the subsidiaries and major equity investments follow a conservative risk policy synchronized with LBBW to the extent that LBBW can influence such policies.

Reputation Risks, Business Performance Risks and Strategic Risks.

Reputation risk is the risk of a loss or foregone profit due to (impending) damage to/deterioration of the Bank's reputation in the eyes of owners, employees, business partners or the wider public. Reputation risk is not a component of operational risk. However, reputation risks can be caused by an incident of loss resulting from operational risk or other risk categories becoming public knowledge.

As regards reputation risks, a difference is drawn between transaction-based and non transaction-based management. In the context of non transaction-based management, Group Communication/ Marketing is responsible in particular for ensuring controlled public and press relations via stringent and centralized issue management. In addition, with the sustainability policy the standard for all areas of business is established by the Administration. Reputation risks are accounted for in the aggregate risk cover with a buffer amount.

The transaction-based analysis of new transactions with regard to reputation risks is carried out on a decentralized basis by the front office, particularly within the context of the New Product Process and the credit application process.

Business performance risk is the risk of unexpected falls in earnings and negative plan variances not caused by other defined risk categories.

Business performance risk can be caused by various factors, including changes in customer behavior or changes to the economic environment that are not of a legal nature. The front office is responsible for introducing individual measures as part of ongoing operating activities aimed at managing risks associated with business activities. Financial Controlling carries out a central comparison of planning and actual business development.

Strategic risk is the risk of adverse business development as a result of fundamental decisions made concerning business policy. For example, strategic risks may arise when entering into new markets, but equally when failing to build up new areas for achieving potential success.

The monitoring of the implementation of and adherence to the business strategy decided on by the Board of Managing Directors and the division-specific plans in line with this, as well as the implementation of strategic decisions made by the committees, is carried out by the relevant divisions together with Financial Controlling.

Real Estate Risks.

Real estate risks are defined as potential negative changes in the value of LBBW's own real estate holdings due to deterioration of the general real estate market or deterioration in the particular attributes of an individual property (vacancies, changes in options for use of the property, damage, etc.).

This does not include risks arising from the residential and commercial project development business or business in the Real Estate Services segment. These are taken into consideration in the LBBW Group as part of business performance risk.

The LBBW Group's real estate portfolio is managed by the subsidiary LBBW Immobilien GmbH. With effect from December 31, 2008, BW-Immobilien GmbH, another 100% subsidiary of LBBW, was integrated into LBBW Immobilien GmbH. BW-Immobilien GmbH is primarily responsible for the properties that LBBW uses itself in full or in part.

LBBW's real estate portfolio is broadly diversified in terms of residential and commercial properties as well as properties used by the Group and by third parties of various sizes and levels of quality. LBBW's real estate portfolio has a concentration of properties in southern Germany.

LBBW's material risk in relation to its real estate lies in a sharp decline in value in individual large properties or in the focus region of Stuttgart. The centralized Group Risk Control division calculates VaR indicators for real estate risks and incorporates these into the risk-bearing capacity of the Group.

LBBW pursues a strategy of orienting residential holdings towards a long-term, optimized holding portfolio. The holding portfolio features a concentration of properties with long-term development prospects in prosperous economic areas. This strategy involves turning away from broad-based holdings, which in turn improves the risk-return structure of the portfolio and increases the total return.

Commercial properties in LBBW's portfolio are reviewed using a comprehensive set of real estate-relevant criteria such as the cost/income ratio, the Group's strategy for use/growth of the site, the site's potential for development, portfolio diversification, or usage by LBBW-branches, and appropriate solutions are found on a case-by-case basis.

The client of the owner-occupied real estate business is the LBBW Group. Most of the properties are used for office or bank purposes. In 1A and 1B locations, the aim is to develop economic use concepts for LBBW and to find a profitable retail use for the associated ground-floor space in the medium term.

The Group's own properties are monitored and analyzed for risks in the course of quarterly portfolio valuation using a fair value approach. The goal is to identify at an early stage and analyze any adverse factors occurring as part of or relating to LBBW's activities. Active risk management contributes to ensuring a tolerable risk portfolio that provides a balanced ratio of opportunities to risks.

Business Performance Risks concerning LBBW Immobilien.

As well as managing the real estate portfolio of the LBBW Group, which is reflected in real estate risk, LBBW Immobilien GmbH operates two further business segments.

No significant risks are currently seen to be arising from the Real Estate Services business.

However, risks arising from the Development business came to the fore at LBBW Immobilien GmbH in the 2009 fiscal year. In this business segment, commercial real estate projects in particular, but also residential projects, are developed in Germany and abroad. As these mainly relate to speculative properties, particular risks lie in the area of rentals and sales. Construction costs and deadlines give rise to further risks. The financial and real estate crisis and the associated change in financing conditions, the increased capital requirements of banks and the restraint of private and institutional investors with the corresponding worsening of the marketing situation has had an impact on the project development business. Project reviews and resultant value adjustments have led to a fundamental review of the risk and business strategy as well as re-dimensioning and a different regional focus in the Development segment. In this context, the 2009 result is to be seen as a one-off.

The measurement and management processes for potential risks in project development will continue to be enhanced.

Summary of the Risk Situation.

Measures have been implemented at LBBW as part of appropriate risk management to limit or minimize all material risks. Sufficient capital is available to cover all risks.

For LBBW, 2009 was characterized by the transition from the financial crisis with extreme fluctuations in market prices, to an economic crisis with its effects on the real economy and the subsequent significant impact on the portfolio quality.

On the one hand, considerable easing was noted in market price risk (economic capital on the basis of the value-at-risk), as well as material valuation improvements, owing to the drastic reduction in spreads and volatilities from the end of the first quarter. On the other hand, the opposite effect was seen: owing to the declining quality of the portfolio, both in the traditional lending business and in structured capital market products, and the subsequent extensive rating downgrades there was an increase in valuation allowances and a corresponding increase in the credit risk (economic capital based on credit value-at-risk). Certain types of business performance risk also became increasingly important, particularly project development risks.

In sum, this resulted in very high utilization of the aggregate risk cover in the first six months of the year. However, the capital increase of EUR 5 billion and stretching the risk shield in order to immunize against risks combined with partial market recovery brought about a significant easing of the situation in the middle of the year. Despite the subsequent increase in allowances for losses on loans and advances in the second half of the year and the impact of restructuring measures based on EU specifications, adequate risk-bearing capacity is in place as of December 31, 2009.
As at December 31, 2009, utilization of aggregate risk cover through material risks quantified as economic capital was at 57%. Taking into account the buffer for other risks that are not explicitly quantified, this utilization rises to 62%.

LBBW Group.

	31.12.2009			31.12.2008	
EUR million	Limit	Absolute	Utilization	Absolute	Utilization
Aggregate risk cover	-	21 734	57%	18 227	84%
Economic capital tie-up	15 700	12 479	79%	15 265	97%
Diversification effects	-	1 003	-	1 216	-
Credit risk	-	8 929	-	9 725	-
Market price risk	-	3 359	-	5 589	-
Investment risk	-	391	-	392	-
Operational risk	-	437	-	424	-
Real estate risk	-	366	-	351	-

The LBBW Group's risk-bearing capacity was guaranteed at all times in the 2009 fiscal year.

Events after the Reporting Date.

No significant developments or events took place after the 2009 balance sheet date.

Outlook.

Anticipated Economic Performance.

LBBW anticipates economic revival in the global economy in 2010. Both key global leading indicators and hard macro-economic facts bear witness to a recovery of the global economy.

The recovery observed since summer 2009 is likely to continue thanks to the support of monetary and fiscal policy. According to LBBW, the year as a whole is expected to bring economic growth in real terms of 1.4% for Germany, approximately 1% for the euro zone and 3.2% for the USA. A relapse into recession is therefore unlikely at present, although there can be no talk as yet of a self-sustaining upturn given the stimulation provided by fiscal and monetary policy.

In addition, the risks for 2010 must also be kept in mind. According to estimates given by the ECB in its Financial Stability Review of December 2009, banks in the euro zone are once again faced with the prospect of write-downs of EUR 187 billion, of which between EUR 50 billion and EUR 75 billion is attributable to loans at German banks according to the Bundesbank. Although there is no evidence as yet of a supply-driven credit crunch, the risk is still hovering above the economy. The reduction in debt of private US households constitutes a further burden. In the period between 1997 and 2007, the increase in private consumption contributed 82% to overall economic growth in the USA. The largest national economy in the world is no longer likely to be able to rank amongst these key driving forces over the next few years. Even the recovery of the US real estate sector, which until recently had been regarded by many as stable, is proving to be doubtful, as the latest market data show. It is generally believed that the current recovery will only continue on a sustainable basis once the emergency fiscal and monetary policy measures have been brought to an end. Past experience of recessions, which go hand in hand with financial crises, give just cause for a certain amount of skepticism. Past experience and analyses carried out by the IMF show that financial market and banking crises have considerable long-term effects on the real economy. Even after seven years, a return to the growth trend seen prior to the start of the crisis had still not been achieved on average.

Industry and Competitive Situation.

The banking sector is likely to be faced with another challenging year in 2010.

The economic recovery expected, which will be cautious at the very least, is likely to brighten the outlook in the lending business little by little. However, the risk provisions of institutions in 2010 are once again expected to be at a high level as, according to past experience, economic recovery only makes itself felt in the lending books of banks with a time delay. The positive general conditions for net interest income are likely to continue in essence. In particular in the wake of economic recovery growing demand for credit may be expected. However, it is uncertain whether the write-ups and trading profits generated in the past year will be sustained.

The restructuring processes being carried out in the banking sector will continue in 2010. In the wake of the increasing implementation of EU subsidy resolutions and the planned changes to the regulatory environment, development is likely to gain in momentum.

The new regulatory framework is likely to restrict growth and profitability in the sector in the coming years. Even though the finer details are only likely to become clear over the course of the year, it is to be expected that the capital requirements of institutions will increase as a result of the new regulations.

The LBBW Group's Business Strategy and Opportunities.

In December 2009, the European Commission gave its final approval for the capital increase and the risk shield for LBBW, without an in-depth investigation. Thanks to this decision, the future business model and restructuring plan have been ratified in full by the EU. The restructuring plan approved by the European Commission sets out the main future cornerstones of the business model. For the LBBW Group, 2010 and 2011 will be characterized by the implementation of the planned measures.

The realignment of the business model primarily involves a stronger concentration on the regional core business with customers and associated growth prospects. The credit substitute business will be cut back and further opportunistic business activities will be scaled back significantly. Furthermore, the international network and the investment portfolio are to be streamlined. Focusing on these aspects will lead to a reduction in total assets of around 40% compared with the end of 2008.

In order to carry out the planned reduction in administrative expenses of EUR 700 million, the strict implementation of cost-cutting measures will be necessary, bringing with it considerable savings in material expenses and a reduction in the workforce.

LBBW still expects difficult overall conditions for the financial sector in 2010, and thus also for LBBW. Nevertheless, the LBBW Group still anticipates a considerable improvement in its results. Administrative expenses will be reduced as early as 2010 thanks to the initial positive effects of the cost-cutting measures. These are set to be implemented by the end of 2012, meaning that the planned savings will be fully recognized in profit or loss from 2013 onwards. A slight easing in allowances for losses on loans and advances is expected in view of the tentative recovery of the economy. However, allowances for losses on loans and advances will continue to be at a comparatively high level in 2010. A conservative risk policy will continue to be adhered to in the future. A further recovery in net income for the year is anticipated in 2011. In subsequent years, LBBW expects that the reduction in silent partners' contributions and profit participation rights as a result of the loss participation in the 2009 fiscal year will be reversed thanks to profits, and that deferrals on interest payments will be caught up with. In addition, LBBW will continue with its prudent liquidity and funding policy.

The focus of LBBW's investments in 2010 will be based on the implementation of the restructuring plan and the further development of the business model, and primarily concern investments in IT. The capital resources of LBBW are seen as adequate thanks to the capital increase and the effect of the risk shield, as well as the planned reduction in weighted risk assets, and are around the same level as other German banks. The anticipated reforms of regulations will also have an impact on LBBW.

LBBW sees particular planning risks in the event that the financial markets prove unstable once more, leading to effects including significant spread widening in the credit substitute business, increasing funding costs or a return to an extremely high level of expenses for allowances for losses on loans and advances in the traditional lending business.

The following sections will look into the planned development of the **operating segments** of the LBBW Group over the next few years.

In the **Corporates** segment (corporate customers), there will be the opportunity in the next few years to expand the principal bank function as a result of competitors retreating from this area. At the same time, demand for loans and investment and export financing on the part of SMEs will increase significantly once again from 2010 onwards. Following the slump in export financing in 2009, a return to growth is expected in future, depending on the degree to which the global economy recovers. The need for export protection has increased. In the real estate business, the growth trend surrounding residential properties is expected to weaken, albeit not to as drastic an extent as the collapse seen in the USA and Great Britain. In future, LBBW's corporate customer business will focus on SMEs in the core markets of BW-Bank, Rheinland-Pfalz Bank and Sachsen Bank. This business will be expanded further, thus leading to stable income in the LBBW Group. Services provided to large customers will in future be restricted to selected customers in German-speaking countries. The real estate financing business will focus on the core markets of Germany, the USA and Great Britain in future, where it will concentrate on selected property categories. LBBW will offer a wide range of financing and additional products and services for this purpose.

The **Retail Clients** segment (private customers) is expected to continue turning away from bond-oriented commission products in favor of traditional deposit banking. The security aspect is clearly a priority for customers. The securities business will only begin to increase again once the financial markets have fully stabilized. In deposit banking, strong competition and thus a continued squeeze on margins is to be expected. In the administrative area of Stuttgart, LBBW will continue to ensure the provision of banking products to private customers under the BW-Bank brand. The business with high net worth customers is concentrated on the markets of Baden-Württemberg, Rhineland-Palatinate and Saxony.

In the **Financial Markets** segment, a certain level of caution is apparent, particularly in the case of complex and high-risk structures. Should volatility and economic development return to normal, equity and credit products will become more attractive again. Structured capital market products with a low level of complexity will show a return to growth. In future, LBBW's non customer-driven proprietary trading will decline further and there will be an even stronger focus on the customer business. On the one hand, customers will be offered equity, interest, money market, foreign exchange and commodities products. On the other, LBBW will enable its core customers to access the capital market through the placement of equity and debt financing.

In the business with **Savings Banks**, LBBW will continue to act as a central bank to the savings banks in its core markets. Here, the aim will be the continued intensification of collaboration in the contractual service partnership, which also features a collaboration partnership in the areas of liquidity and funding. Based on the economies of scale that can be achieved with services, the savings bank business constitutes an integral element in the division of tasks in the Sparkassen-Finanzgruppe.

Overall, the LBBW Group sees itself as being well equipped for the future thanks to the planned adjustments to its business model. Its business policy will continue to focus on the principle of sustainability and prudent, sound economic management. LBBW will continue to be available to trade and industry in the future as an efficient and reliable partner. In view of the ongoing high level of volatility on the markets, it is not possible at present to make a reliable profit forecast for the 2010 fiscal year.

Consolidated Financial Statements.

CONTENTS

The consolidated financial statements of Landesbank Baden-Württemberg for the 2009 fiscal year were prepared in accordance with International Financial Reporting Standards (IFRSs) and the applicable provisions of the Handelsgesetzbuch (HGB, German Commercial Code) in accordance with § 315a (1) HGB.

Consolidated Income Statement

of Landesbank Baden-Württemberg, Stuttgart, Karlsruhe, Mannheim and Mainz for the Period January 1, 2009 to December 31, 2009

	Notes	Jan.1-Dec. 31, 2009 EUR million	Jan.1-Dec. 31, 2008* EUR million	Change EUR million	Change in %
Interest income	28	20989	33399	-12410	-37.2
Interest expense	28	-18211	-31105	12894	-41.5
Net interest income	28	2778	2294	484	21.1
Allowance for losses on loans and advances	29	-1527	-883	-644	72.9
Net interest income after allowance for losses on loans and advances		**1251**	**1411**	**-160**	**-11.3**
Fee and commission income	30	964	730	234	32.1
Fee and commission expense	30	-307	-181	-126	69.6
Net fee and commission income	30	657	549	108	19.7
Net loss from hedging transactions	31	-14	-25	11	-44.0
Net trading loss	32	587	-1457	2044	<-100
Net loss from financial instruments designated at fair value	33	175	-626	801	<-100
Net loss from investment securities	34	-733	-990	257	-26.0
Net income from investments accounted for using the equity method	35	-123	16	-139	<-100
Net income from investment property	36	81	250	-169	-67.6
Administrative expenses	37	-1909	-1789	-120	6.7
Other operating income	38	-298	111	-409	<-100
Net loss from profit and loss transfer agreements		-1	-3	2	-66.7
Operating loss/profit		**-327**	**-2553**	**2226**	**-87.2**
Goodwill impairment	51	-519	0	-519	-
Restructuring expenses	39	-368	-109	-259	>100
Consolidated profit/loss before tax		**-1214**	**-2662**	**1448**	**-54.4**
Income tax income (+)/income tax expense (-)	40	-268	550	-818	<-100
Consolidated loss for the period (-)/profit for the period (+)		**-1482**	**-2112**	**630**	**-29.8**
Loss/profit attributable to minority interests		1	-24	25	<-100
Loss/profit attributable to shareholders		-1483	-2088	605	-29.0
Consolidated loss for the period (-)/profit for the period (+)		**-1482**	**-2112**	**630**	**-29.8**

* See Note 3 for adjusted comparatives.

Consolidated Total Comprehensive Income

of Landesbank Baden-Württemberg, Stuttgart, Karlsruhe, Mannheim and Mainz for the Period January 1, 2009 to December 31, 2009

	Notes	Jan.1-Dec. 31, 2009 EUR million	Jan.1-Dec. 31, 2008* EUR million	Change EUR million	Change in %
Consolidated loss for the period (-)/profit for the period (+)		-1 482	-2 112	630	-29.8
Net income recognized directly in equity					
Retained earnings					
Actuarial losses (-)		17	-107	124	-
Effect of limit in IAS 19.58 (b)		8	8	0	0.0
Income tax	40	-8	30	-38	-
Revaluation reserve for AfS financial instruments					
Change in fair value before tax	65	915	-3 078	3 993	-
Transfer to profit or loss	65	-397	794	-397	-50.0
Income tax	40, 65	-357	463	-820	-
Changes in investments accounted for using the equity method					
Changes in the reporting period before tax		45	-35	80	-
Profit and losses from cash flow hedges					
Change in fair value before tax		5	21	-16	-76.2
Income tax	40	-1	-6	5	-83.3
Currency translation differences					
Changes in the reporting period before tax		0	-9	9	-100.0
Transfer to profit or loss		0	-2	2	-100.0
Income tax	40	0	1	-1	-100.0
Total income and expenses recognized directly in equity		1 021	-1 920	2 941	-
of which noncurrent assets or disposal groups held for sale		-4	0		
Consolidated total comprehensive income		**-461**	**-4 032**	**3 571**	**-88.6**
Total comprehensive income attributable to minority interest		1	-28	29	-
Total comprehensive income attributable to shareholders		-462	-4 004	3 542	-88.5
Consolidated total comprehensive income		**-461**	**-4 032**	**3 571**	**-88.6**

* See Note 3 for adjusted comparatives.

Consolidated Balance Sheet

of Landesbank Baden-Württemberg, Stuttgart, Karlsruhe, Mannheim and Mainz as at December 31, 2009.

Assets	Notes	Dec. 31, 2009 EUR million	Dec. 31, 2008* EUR million	Dec. 31, 2007* EUR million	Change 2009 - 2008 EUR million	Change 2009 - 2008 in %
Cash reserve	7, 43	1 878	3 480	1 477	-1 602	-46.0
Loans and advances to other banks	8, 44	88 087	120 262	143 577	-32 175	-26.8
Loans and advances to customers	8, 17, 45	149 633	149 854	146 387	-221	-0.1
Allowance for losses on loans and advances	11, 46	-3 904	-2 525	-1 966	-1 379	54.6
Positive fair values from derivative hedging instruments	8, 47	2 799	3 340	5 002	-541	-16.2
Trading assets	8, 48	66 997	63 197	51 181	3 800	6.0
of which provided as collateral with right of the assignee to sell on/pledge		11 753	28 493	24 932		
Financial assets designated at fair value	8, 48	7 562	8 516	5 903	-954	-11.2
of which provided as collateral with right of the assignee to sell on/pledge		927	1 032	0		
Investment securities	8, 48	91 028	93 334	87 053	-2 306	-2.5
of which provided as collateral with right of the assignee to sell on/pledge		8 103	13 652	4 482		
Investments accounted for using the equity method	4, 5, 49	309	401	186	-92	-22.9
Portfolio hedge adjustment attributable to assets	8	196	237	-396	-41	-
Noncurrent assets/disposal groups held for sale	50	692	0	0	692	-
Intangible assets	14, 51	628	1 175	113	-547	-46.6
Investment property	15, 52	1 761	1 784	1 636	-23	-1.3
Property and equipment	16, 17, 53	854	922	768	-68	-7.4
Current income tax assets	18, 54	700	803	684	-103	-12.8
Deferred income tax assets	18, 54	1 109	1 533	401	-424	-27.7
Other assets	19, 55	1 365	1 425	1 393	-60	-4.2
of which inventories	19, 55	1 140	1 206	871		
Total assets		**411 694**	**447 738**	**443 399**	**-36 044**	**-8.1**

* See note 3 for adjusted comparatives

Equity and liabilities	Notes	Dec. 31, 2009 EUR million	Dec. 31, 2008* EUR million	Dec. 31, 2007* EUR million	Change 2009 - 2008 EUR million	Change 2009 - 2008 in %
Deposits from other banks	8, 56	127536	140013	157359	-12477	-8.9
Due to customers	8, 57	105212	103232	96451	1980	1.9
Securitized liabilities	8, 58	100068	122320	126874	-22252	-18.2
Negative fair values from derivative hedging instruments	8, 59	3807	4634	5501	-827	-17.8
Trading liabilities	8, 60	36694	40028	15282	-3334	-8.3
Financial liabilities designated at fair value	8, 60	12371	15305	17220	-2934	-19.2
Portfolio hedge adjustment attributable to liabilities	8	522	680	-476	-158	-
Provisions	21, 61	2374	1980	1688	394	19.9
Liabilities from disposal groups held for sale	50	678	0	0	678	-
Current income tax liabilities	18, 62	312	398	318	-86	-21.6
Deferred income tax liabilities	18, 62	314	195	288	119	61.0
Other liabilities	19, 63	643	718	963	-75	-10.4
Subordinated debt	22, 64	10657	12175	11465	-1518	-12.5
Equity	**23, 65**	**10506**	**6060**	**10466**	**4446**	**73.4**
Ordinary share capital	23, 65	2584	1420	1420	1164	82.0
Share premium	23, 65	6910	3074	3074	3836	>100
Retained earnings	23, 65	2922	5072	4818	-2150	-42.4
Cumulative net income recognized directly in equity	23, 65	-439	-1438	648	999	-
Net retained profit/loss	23, 65	-1483	-2088	370	605	-
Minority interest	23, 65	12	20	136	-8	-40.0
Total equity and liabilities		**411694**	**447738**	**443399**	**-36044**	**-8.1**

* See note 3 for adjusted comparatives.

Statement of Changes in Equity

of Landesbank Baden-Württemberg, Stuttgart, Karlsruhe, Mannheim and Mainz for the Period January 1, 2009 to December 31, 2009.

	Ordinary share capital EUR million	Share premium EUR million	Retained earnings EUR million	Revaluation reserve for AfS financial instruments EUR million
Equity as at Dec. 31, 2007	1 420	3 074	4 856	588
Adjustments in accordance with IAS 8	0	0	-38	4
Adjusted equity as at Jan. 1, 2008	**1 420**	**3 074**	**4 818**	**592**
Balance brought forward	0	0	370	0
Distribution to shareholders	0	0	-91	0
Changes in the basis of consolidation	0	0	54	-235
Consolidated total comprehensive income[2]	0	0	-69	-1 824
Other change in equity	0	0	-4	0
Adjustments in accordance with IAS 8	0	0	-6	7
Adjusted equity as at Dec. 31, 2008	**1 420**	**3 074**	**5 072**	**-1 460**
Balance brought forward	0	0	-2 088	0
Distribution to shareholders	0	0	-89	0
Capital increase	1 164	3 836	0	0
Changes in the basis of consolidation	0	0	5	-5
Consolidated total comprehensive income[2]	0	0	17	955
Other change in equity	0	0	5	0
Equity as at Dec. 31, 2009	**2 584**	**6 910**	**2 922**	**-510**

[1] As at Dezember 31, 2009, this includes EUR -4 million revaluation reserves from assets held for sale.
[2] Before IAS 8 adjustment.

	Revaluation reserve for investments accounted for using the equity method EUR million	Measurement gain/loss from cash flow hedges EUR million	Currency translation reserve EUR million	Net retained profit/loss EUR million	Total before minority interest EUR million	Minority interest EUR million	Total EUR million
	69	-7	-6	318	10312	121	10433
	0	0	0	52	18	15	33
	69	**-7**	**-6**	**370**	**10330**	**136**	**10466**
	0	0	0	-370	0	0	0
	0	0	0	0	-91	-2	-93
	-3	0	-1	0	-185	-52	-237
	-35	15	-10	-2031	-3954	-28	-3982
	0	0	0	0	-4	0	-4
	0	0	0	-57	-56	-34	-90
	31	**8**	**-17**	**-2088**	**6040**	**20**	**6060**
	0	0	0	2088	0	0	0
	0	0	0	0	-89	-1	-90
	0	0	0	0	5000	0	5000
	0	0	0	0	0	-8	-8
	45	4	0	-1483	-462	1	-461
	0	0	0	0	5	0	5
	76	**12**	**-17**	**-1483**	**10494**	**12**	**10506**

Consolidated Cash Flow Statement

of Landesbank Baden-Württemberg, Stuttgart, Karlsruhe, Mannheim and Mainz for the Period January 1, 2009 to December 31, 2009.

	Notes	Jan. 1-Dec. 31, 2009 EUR million	Jan. 1-Dec. 31, 2008* EUR million
Profit attributable to shareholders		-1 482	-2 112
Non-cash items in consolidated loss/profit for the period and reconciliation to cash flow from operating activities			
Depreciation, write-downs and reversals of impairment losses on receivables, property and equipment, and investment securities		2 412	2 005
Increase in provisions		591	226
Other non-cash expense		-72	184
Gain on the sale of investment securities and property and equipment		-2	-9
Other adjustments		-2 689	-2 227
		-1 242	-1 933
Change in operating assets and liabilities			
Loans and advances to other banks		31 670	40 804
Loans and advances to customers		104	13 464
Financial assets designated at fair value		-3 151	-24 154
Investment securities (not including equity investments)		2 119	14 174
Other operating assets		-377	-211
Deposits from other banks		-11 887	-54 044
Due to customers		2 438	-503
Securitized liabilities		-21 693	-20 858
Financial liabilities designated at fair value		-5 156	36 050
Other operating liabilities		429	-1 518
Interest and dividends received		19 117	30 859
Interest paid		-17 522	-27 594
Income taxes paid		-72	-27
Net cash used in/from operating activities	74	**-5 223**	**4 509**

* See Note 3 for adjusted comparatives.

	Notes	Jan. 1-Dec. 31, 2009 EUR million	Jan. 1-Dec. 31, 2008* EUR million
Proceeds from the disposal of			
Equity investments		88	75
Property and equipment		76	11
Intangible assets		36	2
Payments to acquire			
Equity investments		-45	-506
Property and equipment		-110	-172
Intangible assets		-103	-131
Proceeds from the disposal of consolidated companies		0	0
Payments to acquire consolidated companies		0	-555
Net cash used in investing activities	74	**-58**	**-1276**
Proceeds from the provision of additional equity		5000	0
Payments to company owners and minority shareholders	65	0	0
Dividend payments	65	89	-92
Other payments		0	0
Net change in cash and cash equivalents from other capital		-1410	-1178
Net cash provided by/used in financing activities	74	**3679**	**-1270**
Cash and cash equivalents at start of period		**3480**	**1477**
Net cash used in/from operating activities		-5223	4509
Net cash used in investing activities		-58	-1276
Net cash provided by/used in financing activities		3679	-1270
Changes in cash and cash equivalents owing to exchange rates, basis of consolidation and measurement		0	40
Cash and cash equivalents at end of period	43, 74	**1878**	**3480**

* See Note 3 for adjusted comparatives.

Notes to the Consolidated Financial Statements

CONTENTS

In addition to the ultimate parent company LBBW, 36 subsidiaries, two sub-groups, and 21 special-purpose entities were included in the consolidated financial statements.

Notes to the Consolidated Financial Statements

of Landesbank Baden-Württemberg, Stuttgart, Karlsruhe, Mannheim and Mainz.

Business and Organization.

Landesbank Baden-Württemberg (LBBW) is a public law institution (rechtsfähige Anstalt des öffentlichen Rechts) with registered offices in Stuttgart (Am Hauptbahnhof 2, 70173 Stuttgart, Germany), Karlsruhe (Ludwig-Erhard-Allee 4, 76131 Karlsruhe, Germany), Mannheim (Augustaanlagen 33, 68165 Mannheim, Germany), and Mainz (Grosse Bleiche 54-56, 55116 Mainz, Germany).

The LBBW Group is responsible for the full range of the Group's capital market activities and provides services within the scope of its international operations. As the parent company of the Group, LBBW serves the Group's corporate customers in its own region, across Germany and around the world, along with institutional clients, public-sector institutions, and retail customers by offering the comprehensive range of services expected of a modern financial services provider. LBBW also functions as a central bank to the savings banks in Baden-Württemberg, Rhineland-Palatinate, and Saxony.

The consolidated financial statements were authorized for issue by the Supervisory Board of Landesbank Baden-Württemberg on April 23, 2010. The shareholders of LBBW may amend the financial statements after publication where necessary.

Basis of Group Accounting.

The consolidated financial statements of Landesbank Baden-Württemberg for the 2009 fiscal year were prepared in accordance with International Financial Reporting Standards (IFRSs) and the applicable provisions of the Handelsgesetzbuch (HGB, German Commercial Code) in accordance with § 315a (1) HGB. The Standards and Interpretations published at the time of preparation of the financial statements and adopted by the European Union are in principle authoritative.

The consolidated financial statements present income and expense items and the components of the overall result in two separate statements. This comprises the consolidated income statement in accordance with the nature of expense method and the consolidated statement of comprehensive income. The consolidated financial statements also include the consolidated balance sheet, the statement of changes in equity, the consolidated cash flow statement and the notes to the consolidated financial statements. Segment reporting for the Group is covered in Note 27.

The Group Management Report including the separate Report on the Opportunities and Risks Relating to Future Development (Risk Report) in accordance with Section 315 HGB is a component of the Annual Report. The Risk Report contains the disclosures on risks associated with financial instruments required by IFRS 7.31 et seq.

An overview of the Standards and Interpretations applied is provided in Note 2 »Standards Applied«. Explanations of the standards applied for the first time in the 2009 fiscal year can be found in Note 3.

Standards and interpretations adopted through the EU regulation that are to be applied only for fiscal years commencing on July 1, 2009 or later and are relevant to the LBBW Group (changes to IAS 27 »Consolidated and Separate Financial Statements«, changes to IFRS 3 »Business Combinations« and changes to IAS 32 »Financial Instruments: Presentation«) have not been taken into account.

- The adjustments to the amended standard IAS 27 (endorsed on June 3, 2009), to be applied to fiscal years commencing on July 1, 2009 or later, relate primarily to accounting for minority (non-controlling) interests, to which the losses of the Group can be allocated fully in the future, and to transactions that lead to the loss of control over a subsidiary, the effects of which must be recognized in profit or loss. In contrast, the effects of disposals that do not lead to a loss of control must be recognized directly in equity. The transitional provisions, which as a rule require the retrospective application of the changes made, stipulate that these changes should be applied prospectively in the aforementioned situations. For such transactions before the date of first-time application of the new standard, no changes must be made.
- The amended standard IFRS 3 (endorsed on June 3, 2009), to be applied to fiscal years commencing on July 1, 2009 or later, relates in particular to the introduction of a choice in measurement of minority (non-controlling) interests between recognition at the proportionate share of net assets or the full goodwill method according to which the goodwill of the acquiree must be recognized in full, including the share attributable to minority (non-controlling) interests. Additional key points are the remeasurement of existing interests at the time initial control is obtained (gradual acquisition) and recognition of any adjustments in profit or loss, the mandatory recognition of payments contingent on future events at the date of acquisition (contingent liabilities), and the expensing of transaction costs. The transitional provisions stipulate that the new rules must be applied prospectively. In the case of assets and liabilities arising from business combinations before the first-time application of the new standard, no changes must be made.
- The amendment of standard IAS 32, for fiscal years commencing on February 1, 2010 or later (endorsed on December 23, 2009), clarifies the classification of rights issues as equity or debt when these rights issues are in a currency other than the functional currency of the issuer. In accordance with this, rights which are issued pro rata to the shareholders of a company for a fixed amount of foreign currency are to be classified as equity regardless of the currency in which the exercise price is denominated. Possible effects on LBBW's consolidated financial statements are currently being examined.
- Some of the annual improvements to IFRS in 2009, published in April 2009 (endorsed on March 23, 2010) and to be applied to fiscal years commencing on or after July 1, 2009, contain changes to methods of accounting, while some contain editorial and terminological changes. Possible effects on LBBW's consolidated financial statements are currently being examined.
- The change to standard IFRS 2 »Share-based Payment« was published in June 2009 (endorsed on March 23, 2010) and is to be applied to fiscal years commencing on or after January 1, 2010. This clarifies the application of IFRS 2 for companies that receive goods and services from their suppliers while another group company or the parent company settle the liabilities arising from this through cash or other assets whose value is based on equity instruments. Possible effects on LBBW's consolidated financial statements are currently being examined.

New standards and interpretations issued by the IASB but not yet adopted by EU regulations are not taken into account either.

- The revised standard IAS 24 was published in November 2009 and must be applied in fiscal years beginning on or after January 1, 2011. These changes firstly relate to the scope of information in disclosures made regarding state-controlled companies. Information which can only be ascertained with a high cost outlay or are not of material importance to the addressee are excluded from disclosure requirements. Secondly, the definition of related parties has also been simplified and inconsistencies rectified. Possible effects on LBBW's consolidated financial statements are currently being examined.
- The standard IFRS 9 »Financial Instruments« published in November 2009, to be applied to fiscal years commencing on or after January 1, 2013, governs the classification and measurement of financial assets. The standard is the result of the first of three stages of a project to replace IAS 39. Financial assets are to be assigned either to the measurement category »at amortized cost« or the measurement category »at fair value«. There is an option to allocate financial assets, which would in principle be allocated to the category »at amortized cost«, to the category »at fair value« if this reduces or eliminates inconsistencies in measurement or recognition. Equity instruments must be measured at fair value. An irrevocable option exists when recognizing equity instruments for the first time which were not acquired for trading purposes. Changes in the fair value of these and earnings from their disposal can be recognized directly in equity. Dividends resulting from these are recognized in profit or loss in the income statement. Possible effects on LBBW's consolidated financial statements are currently being examined.

- The interpretation IFRIC 14 »The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction«, published in November 2009 for fiscal years commencing on or after January 1, 2011, concerns companies that are subject to minimum funding requirements in connection with pension plans and make prepaid contributions which meet these requirements. This amendment allows these companies to recognize the benefit of such a prepayment as an asset. Possible effects on LBBW's consolidated financial statements are currently being examined.
- IFRIC 12 »Extinguishing Financial Liabilities with Equity Instruments«, published in November 2009 and to be applied to fiscal years commencing on or after July 1, 2010, clarifies that equity instruments issued to creditors are to be regarded as »consideration paid« in order to derecognize the financial liability in full or in part. These equity instruments are to be measured at fair value. If this cannot be reliably determined, they are to be measured at the fair value of the repaid financial liability. Any difference that may arise between the carrying amount of the financial liability and the first-time measurement amount of the equity instruments issued is recognized in profit or loss. Possible effects on LBBW's consolidated financial statements are currently being examined.

The reporting currency is the euro (EUR). The amounts reported in the balance sheet and the income statement are generally in millions of euro (EUR million), while percentages are rounded to one decimal place. The reporting year is the calendar year.

Accounting Policies.

1. Accounting Principles.

The consolidated financial statements are based on the going concern principle.
The consolidated financial statements are prepared on a historical cost and fair value basis. Fair value is used in the case of investment property, investment securities classified as available-for-sale financial assets, derivative financial instruments, and financial assets and liabilities at fair value through profit or loss. Income and expenses are accrued. Interest income and interest expense are presented using the effective interest method or, if expedient, accrued using a method that approximates the effective interest method. Long-term construction contracts are recognized according to their stage of completion (percentage of completion method). This is calculated from the share of contract costs incurred up to the reporting date in relation to the total expected contract costs or using contractual agreements. Sales revenue and expenses are reported on this basis according to the stage of completion. Borrowing costs for qualifying assets (inventories, noncurrent assets) are capitalized.
In accordance with IAS 27.28 and IAS 28.26, financial statements in the LBBW Group are prepared using uniform accounting policies. All fully consolidated companies and companies accounted for using the equity method prepared separate financial statements or interim financial statements as of the reporting date December 31, 2009.
Estimates, judgments, and assumptions are a necessary part of recognition and measurement under IFRSs. The best possible estimates are made in conformity with the respective Standards. Estimates, judgments, and assumptions mainly relate to the calculation of the fair value of financial instruments and investment property, the value of assets, and the calculation of the allowance for losses on loans and advances, as well as the recognition and measurement of deferred taxes and provisions. Moreover, estimates and assumptions are made regarding the cash flows of special-purpose entities. Where significant estimates and/or complex judgments were required, the assumptions made are explained in detail in the notes to the corresponding item.
The estimates, judgments, and assumptions are each based on the level of knowledge available currently about expected future business developments and trends in the global and sector-specific environment. Where actual values differ from the estimates made, the underlying assumptions and - if necessary - the carrying amounts of the relevant assets and liabilities are adjusted accordingly.

2. Standards Applied.

LBBW's consolidated financial statements as of December 31, 2009 are based on the IASB Framework and on the following IASs and IFRSs as well as Interpretations by the SIC and IFRIC of relevance to the LBBW Group:

IAS 1 revised	Presentation of Financial Statements
IAS 2	Inventories
IAS 7	Statement of Cash Flows
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after the Reporting Period
IAS 11	Construction Contracts
IAS 12	Income Taxes
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 23 revised	Borrowing Costs
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 31	Interests in Joint Ventures
IAS 32	Financial Instruments: Presentation
IAS 36	Impairment of Assets
IAS 37	Provisions, Contingent Liabilities and Contingent Assets
IAS 38	Intangible assets
IAS 39	Financial Instruments: Recognition and Measurement
IAS 40	Investment property
IFRS 3 revised	Business Combinations
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IFRS 7	Financial Instruments: Disclosures
IFRS 8	Operating Segments
SIC-12	Consolidation - Special Purpose Entities
SIC-21	Income Taxes - Recovery of Revalued Non-Depreciable Assets
SIC-25	Income Taxes - Changes in the Tax Status of an Enterprise or its Shareholders
SIC-27	Evaluating the Substance of Transactions In the Legal Form of a Lease
IFRIC 4	Determining Whether an Arrangement Contains a Lease
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment
IFRIC 14	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

3. Changes in Presentation, Changes in Accordance with IAS 8.

Unlike segment reporting in IAS 14, segment reporting in accordance with IFRS 8 (endorsed on November 21, 2007), which has been applied at the LBBW Group since January 1, 2009, takes the so-called management approach. This provides that the segment information used internally and published externally must be consistent. According to IFRS 8, internal reports used by management or the chief operating decision-maker to make decisions about segments and assess their performance will serve as the basis for defining the operating segments. The operating segments defined in this way correspond at LBBW to the segments previously identified in accordance with IAS 14. Additional information on the respective segments, together with adjusted comparative information and a reconciliation, is given in segment reporting.

The changes to IAS 1 (endorsed on December 17, 2008) affected primarily the presentation and contents of the income statement, the total comprehensive income and the statement of changes in equity. IAS 1 (revised in 2007), which has been applied by the LBBW Group since January 1, 2009, provides the option of presenting income and expense items and the components of the overall result either in one statement with subtotals or in two separate statements. The amendments also include changes to the terms for some items in the financial statements, in order to emphasize their respective functions more clearly. However, it is not mandatory to use the new terms in the financial statements. At the LBBW Group, the terms for the items in the financial statements have been kept unchanged in comparison with the 2008 consolidated financial statements. Moreover, a total comprehensive income that includes the consolidated profit and the income and expenses recognized directly in equity is presented as a separate statement in addition to the income statement. The changes in presentation were also taken into account for comparative periods. The statement of changes in equity, previously presented in the explanations on equity, includes transactions with providers of equity, the total comprehensive income and, if applicable, the effects of retroactive applications or adjustments.

The revised standard IAS 32 (endorsed on 21 January 2009) has been applied at the LBBW Group since January 1, 2009. It contains new rules on the classification of equity and debt, particularly the circumstances under which puttable financial instruments and obligations arising only from the liquidation of the issuer must be treated as equity instruments. The application of these changes did not have any impact on the net assets, financial position, and results of operations of the Group.

The revised standard IAS 27 (endorsed on January 23, 2009) has been applied at the LBBW Group since January 1, 2009. The changes relate primarily to the reporting of dividends from a subsidiary, a jointly controlled entity or an associate in the single-entity financial statements of the shareholder and the recognition of shares in the single-entity financial statements of a new parent company that was founded during reorganization. These changes do not have any impact on LBBW's consolidated financial statements.

Some of the annual improvements to IFRS 2008 (endorsed on January 23, 2009) contain changes to methods of accounting, while some contain editorial and terminological changes. The changes to the standards IAS 1, IAS 8, IAS 10, IAS 16/IAS 7, IAS 18, IAS 20, IAS 27, IAS 28, IAS 29, IAS 31, IAS 34, IAS 38, IAS 39, IAS 40 and IAS 41 had no impact on the accounting policies or the net assets, financial position, and results of operations of the LBBW Group.
Adjustments were made to accounting policies as a result of the following changes:

- The accounting policy for employee benefits (IAS 19) was supplemented by the distinction between curtailments and negative past service cost and a clarification as to which administrative costs of the plan are to be taken into account as deductible costs.
- The definition of borrowing costs in IAS 23 was adjusted with regard to the interest expense. According to this, interest expense is a part of borrowing costs that is calculated on the basis of the effective interest rate method in accordance with IAS 39.
- Following the adjustment of IAS 36, the same disclosure requirements apply with regard to the recoverable amount for the fair value minus costs to sell and the value in use, provided that the fair value minus costs to sell is calculated on the basis of a discounted cash flow model.

Since January 1, 2009, the amendments to IFRS 7 »Financial Instruments: Disclosures«, endorsed on November 27, 2009, have been applied in the LBBW Group. The application of this led to additional information in the Notes regarding the presentation of the three-level fair value hierarchy and a reconciliation for measurements of the third group (Measurement method - no externally observable parameters). Extended information was provided in the risk management report with regard to liquidity risks.

Consolidated Balance Sheet, Income Statement and Total Comprehensive Income.

There were the following changes to accounting estimates in the 2009 fiscal year (IAS 8.39):

- To ensure more accurate measurement of forward transactions on borrower's note loans, there was a switch from counterparty spreads to issuer spreads. This reduced net trading income by EUR 83 million in the 2009 fiscal year.
- An improved valuation model was used for the measurement of structured credit products in the current fiscal year. The use of this model led to a measurement gain in the amount of EUR 46 million, which was reflected in the net trading income/loss and in trading liabilities.
- For the first time, adjustments were made to model prices for products that are not based solely on observable market prices or input parameters that can be observed on the market and for which there is uncertainty in the balance sheet valuation. Based on a calculation procedure developed for cash securitizations and unmodeled synthetic CDOs in order to determine the level of uncertainty in measurement, discounts of EUR 38 million were recognized for financial assets designated at fair value, EUR 20 million in the trading assets and EUR 6 million in the investment securities. Of this, EUR 58 million was recognized through profit or loss and EUR 6 million was recognized directly in equity.
- In the 2009 fiscal year, probabilities of default based on Bank-internal and external expert opinions were taken into consideration for the first time when determining risk provisions for country risks regarding non-impaired or insignificant receivables as a result of the currently mounting critical situation, particularly in the case of various Eastern European countries, based on historical loss rates. This led to additional country risk provision requirements of EUR 49 million.
- Owing to the non-payment of silent partners' contributions and profit participation certificates in 2009, the change in interest and repayment cash flows resulted in an adjustment of EUR 37 million in the present value.
- A change in the calculation method for intercompany profits due to an improved level of information affected net interest income and loans and advances to customers in the amount of EUR 15 million in 2009 fiscal year.
- The offsetting of own issues quoted as a percentage was carried out at the actual issue price in the year under review. This had a negative impact of EUR 34 million on the net interest income and a positive impact of EUR 2 million on the net income/loss from financial instruments designated at fair value.

The following issues were adjusted as at January 1, 2008 in accordance with IAS 8.42:

- In the balance sheet, transmitted loans were reported under the items loans and advances to other banks in the amount of EUR 66 million, loans and advances to customers in the amount of EUR 21 million and deposits from other banks in the amount of EUR 87 million, yet these are to be reported under trust assets/liabilities in the Notes.
- LBBW reclassified structured securities totaling EUR 126 million from available-for-sale (investment securities item) to designated at fair value. According to its accounting guidelines, these should be attributed at fair value. This led to a reduction in net retained profit of EUR 3 million and an improvement in the revaluation reserve of the same amount.

- Some forward transactions were not recognized and reported on a netted basis under trading assets. Complete recognition and adjustment to gross presentation resulted in an increase in trading assets of EUR 85 million. On the liabilities side, trading liabilities increased by EUR 6 million, deferred income tax liabilities by EUR 24 million and net retained profit by EUR 55 million.
- Remeasurements of specific shares reported under investment securities were necessary. This led to an increase in investment securities and the revaluation reserve for AfS financial instruments of EUR 1 million.
- As a result of the allocation of minority interests to debt, the item other liabilities increased by EUR 23 million and minority interests by EUR 15 million, with an adverse effect on retained earnings of EUR -38 million.

As a result of the corrections, the following items on the balance sheet changed, including changes in equity:

Balance sheet as at January 1, 2008.

EUR million	Published consolidated financial statements in accordance with 2008 annual report	Adjustments	Adjusted consolidated financial statements
Loans and advances to other banks	143643	-66	143577
Loans and advances to customers	146408	-21	146387
Trading assets	51096	85	51181
Financial assets designated at fair value	5777	126	5903
Investment securities	87178	-125	87053
	434503	**-1**	**434502**
Deposits from other banks	157446	-87	157359
Trading liabilities	15276	6	15282
Deferred income tax liabilities	264	24	288
Other liabilities	940	23	963
Equity, retained earnings	4856	-38	4818
Equity, accumulated income and expenses recognized directly in equity	644	4	648
Equity, net retained profit	318	52	370
Equity, minority interest	121	15	136
	179865	**-1**	**179864**

The issues described above also had an impact on the 2008 fiscal year. As the following adjustments are based on the figures in the published 2008 annual report, the adjustments as at January 1, 2008 are also to be taken into consideration once again:

- In the balance sheet in the 2008 fiscal year, transmitted loans were reported under the items loans and advances to other banks in the amount of EUR 159 million, loans and advances to customers in the amount of EUR 34 million and deposits from other banks in the amount of EUR 193 million, yet these are to be reported under trust assets/liabilities in the Notes.
- In 2008, LBBW had initially reclassified structured securities totaling EUR 118 million within investment securities from available-for-sale to loans and receivables. According to its accounting guidelines, these should be attributed at fair value. The corrected allocation to designated at fair value resulted in a decline in investment securities of EUR 118 million, an increase of EUR 100 million in assets designated at fair value and higher income statement expenses of EUR 22 million as well as a reduction in retained earnings of EUR 3 million and an improvement in the revaluation reserve of EUR 4 million. Of this, EUR 4 million had an impact on the statement of comprehensive income for 2008.
- Some forward transactions were not recognized and reported on a netted basis under trading assets. Complete recognition and adjustment to gross presentation resulted in an increase in trading assets of EUR 51 million. On the liabilities side, trading liabilities increased by EUR 39 million, deferred income tax liabilities by EUR 4 million and retained earnings by EUR 55 million. In the income statement, the net trading income/loss was reduced by EUR 66 million, while income tax income increased by EUR 20 million.

- As a result of the allocation of minority interests to debt, the item other liabilities increased by EUR 22 million and minority interests by EUR 22 million, with an adverse effect on retained earnings of EUR -44 million.
- Remeasurements of EUR 7 million for specific shares reported under investment securities were necessary in the 2008 fiscal year, resulting in an increase in value. The deferred income tax liabilities increased by EUR 3 million accordingly. This had total impact of EUR 4 million on the revaluation reserve for AfS financial instruments. Of this, EUR 3 million had an impact on the statement of comprehensive income.

The following issues were also adjusted in the 2008 fiscal year in accordance with IAS 8.42:

- As a result of incorrectly recording tax circumstances, the figure reported for loans and advances to other banks was EUR 17 million too low, while the figure for deferred income tax assets was EUR 16 million too high. These adjustments led to an increase in tax income of EUR 1 million.
- As a result of changing the fair value calculation method for financial assets and liabilities for which there is no underlying market price, it was necessary to adjust the net income/loss from financial instruments designated at fair value by EUR 42 million. Furthermore, financial assets designated at fair value had to be reduced by EUR 10 million and financial liabilities designated at fair value by EUR 52 million.
- In 2008, the allocation of minority interests to debt was changed for further Group companies. As a result, other liabilities increased by EUR 41 million, with an adverse effect on minority interests of EUR 41 million.
- The fact that impaired loans and advances to customers had not been recognized as non-performing meant that corrections were necessary in the balance sheet and the income statement. The loans and advances reported and the net interest income were reduced by EUR 54 million and allowances for losses on loans and advances (balance sheet and income statement) by EUR 7 million. Deferred income tax assets increased by EUR 14 million and income tax income increased by the same amount.
- Reclassifications of EUR 13 million from allowances for losses on loans and advances on the balance sheet and from expenses for risk provisions to the net loss from investment securities relate to portfolio write-downs on securities in the LaR category in the investment securities due to incorrect reporting.
- Reclassifications of EUR 5 million from the net loss from investment securities to the net trading loss due to uniform recognition throughout the Group of certain expenses connected with an embedded derivative.

As a result of the corrections, the following items on the balance sheet changed, including changes in equity and income items:

Balance sheet as at December 31, 2008.

EUR million	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Loans and advances to other banks	120404	-142	120262
Loans and advances to customers	149942	-88	149854
Allowance for losses on loans and advances	-2545	20	-2525
Trading assets	63146	51	63197
Financial assets designated at fair value	8426	90	8516
Investment securities	93457	-123	93334
Deferred income tax assets	1535	-2	1533
	434365	**-194**	**434171**
Deposits from other banks	140206	-193	140013
Trading liabilities	39989	39	40028
Financial liabilities designated at fair value	15357	-52	15305
Deferred income tax liabilities	188	7	195
Other liabilities	656	62	718
Equity, retained earnings	5064	8	5072
Equity, cumulative net income recognized directly in equity	-1449	11	-1438
Equity, net retained profit	-2031	-57	-2088
Minority interest	39	-19	20
	198019	**-194**	**197825**

Income statement 2008.

EUR million	Published consolidated financial statements	Adjustments	Adjusted consolidated financial statements
Net interest income	2348	-54	2294
Allowance for losses on loans and advances	-903	20	-883
Net trading loss	-1386	-71	-1457
Net income/loss from financial instruments designated at fair value	-646	20	-626
Net loss from investment securities	-982	-8	-990
Income tax income	514	36	550
Consolidated loss for the period	-2055	-57	-2112
Profit/loss attributable to minority interests	**-24**	**0**	**-24**
ELoss attributable to shareholders	**-2031**	**-57**	**-2088**

Total comprehensive income 2008.

EUR million	veröffentlichter Konzernabschluss	Anpassung	angepasster Konzernabschluss
Consolidated loss for the period	-2055	-57	-2112
Revaluation reserve for AfS financial instruments	-1828	7	-1821
Consolidated total comprehensive income	-3982	-50	-4032
Total comprehensive income attributable to minority interest	**-28**	**0**	**-28**
Total comprehensive income attributable to shareholders	**-3954**	**-50**	**-4004**

Reconciliation to the Statement of Changes in Equity:

Total comprehensive income 2008.

EUR million	Retained earnings	Cumulative net income recognized directly in equity	Net retained profit	Minority interests
IAS 8 adjustment as at Jan. 1, 2008	-38	4	52	15
Balance brought forward from IAS 8 as at Jan. 1, 2008	52	0	-52	0
Carry-forward from IAS adjustment as at Jan. 1, 2008	**14**	**4**	**0**	**15**
IAS 8 adjustment from 2008	-6	7	-57	-34
Adjustment of published consolidated financial statements 2008	**8**	**11**	**-57**	**-19**

Notes.

The following amendments were made to the Notes in accordance with IAS 8.42.

In the notes to the income statement item Administrative expenses, the disclosures on minimum lease payments based on their duration breakdown with a duration between 1 and 5 years were corrected by EUR 45 million and those with a duration of more than 5 years by EUR 37 million, as well as according to their amount by EUR 8 million.

In the note »Income Taxes«, the figure given for loss carry-forwards in 2008 was EUR 63 million too high.

In the explanations given in the note »Loans and Advances to Customers«, the amount disclosed for prepayments was adjusted for an account which had not been taken into consideration previously with a balance of EUR 4 million.

In the notes given under »Positive Fair Values from Derivative Hedging Instruments«, EUR 60 million was reclassified from derivative hedges on loans and advances to other banks to derivative hedges on subordinated liabilities in the breakdown by hedged item.

In the notes explaining balance sheet items, a reclassification of EUR 11 728 million (2007: EUR 7 944 million) was carried out within securitized liabilities from other securitized liabilities to money market instruments.

A reclassification of EUR 84 million was carried out between the interest expense on subordinated liabilities reported under the notes on subordinated debt and interest expense on profit participation certificates.
In the notes on equity, a reclassification of EUR 473 million was carried out in the table on the development of the revaluation reserve for AfS financial instruments, from the line »Change in fair value« to the line »Transfers to profit or loss«. This adjustment was also carried out in the presentation of total comprehensive income.
In the note »Fair Value of Financial Instruments«, the fair value of loans and advances to customers was given on a gross basis in certain cases. The fair value was adjusted on a net basis in the amount of EUR 407 million.
In the note »Contingent Liabilities and Other Obligations, Contingent Assets«, contingent liabilities from sureties and guarantee agreements were adjusted by EUR 20 million, from liabilities from the granting of collateral for third-party liabilities by EUR 287 million and payment obligations and joint liability by EUR -60 million owing to incorrect offsetting within the Group. The amount of assets reported as collateral for own liabilities was increased by EUR 964 million with regard to loans and advances to other banks in the note »Assets Assigned or Held as Collateral«.
In the disclosures given under the note »Related Party Disclosures«, subordinated debt with regard to shareholders was supplemented by silent partners' contributions in the amount of EUR 3,120 million (2007: EUR 3,517 million) for 2008 and 2007.

4. Basis of Consolidation.

In addition to the ultimate parent company LBBW, 36 subsidiaries (previous year: 28 subsidiaries), two sub-groups (previous year: two sub-groups), and 21 special-purpose entities (previous year: 23 special-purpose entities) were included in the consolidated financial statements.
A subsidiary is an entity that is controlled by another entity (known as the parent). The parent has the ability to control the entity if it directly or indirectly holds a majority of the voting rights in the entity or has the de facto ability to influence the entity.
LBBW is deemed to control entities in which it holds an interest of less than 50% mainly in the case of special-purpose entities (SPEs). Control of such entities is assumed to exist when one of the following key criteria is met from an economic perspective: The business activities of the SPE are conducted in favor of the Group in accordance with its specific business requirements in such a way that the LBBW Group derives benefits from these activities. The Group has the power to decide whether to obtain the majority of the benefits of the SPE's business activities or it retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from the business activities of the SPE. LBBW supports the formation of SPEs to enable customers to make investments in legally independent companies, to make joint investments in alternative investment vehicles, to securitize assets, or to buy or sell loan collateral instruments.

The following subsidiaries were consolidated for the first time in 2009:
- Kiesel Finance Management GmbH
- LBBW Finance Japan Inc.
- SL Bayern Verwaltungs GmbH
- SL RheinMainSaar Verwaltungs GmbH
- SLN Maschinen-Leasing Verwaltungs-GmbH
- SLP Mobilien-Leasing Verwaltungs-GmbH
- SüdLeasing Finance-Holding GmbH
- Zenon Mobilien-Leasing GmbH
- Zorilla Mobilien-Leasing GmbH

Baden-Württembergische Investmentgesellschaft mbH and LBBW Asset Management GmbH were merged retroactively to January 1, 2009. In this process, the existing contractual relationships of LBBW Asset Management GmbH (transferring entity) were transferred to the receiving legal entity as part of universal succession. In connection with this merger, Baden-Württembergische Investmentgesellschaft mbH was renamed LBBW Asset Management Investmentgesellschaft mbH. SüdFactoring GmbH and R-Procedo Factoring GmbH, which had not previously been included in the basis of consolidation, were merged retroactively to July 1, 2009. The new company now trades as SüdFactoring GmbH.

In the 2009 fiscal year, 21 SPEs were included in LBBW's consolidated financial statements pursuant to IAS 27 in conjunction with SIC-12. The SPE S-Fix 1 GmbH was consolidated for the first time. The following SPEs left the scope of consolidation as they were wound up:
- Bodensee II Funding L.T.D.
- FIT Repo Ltd.
- LI-FI (Leveraged Investment in Financial Institutions)

An associate is an entity over which the LBBW Group exercises significant influence. Associates are companies in which the Group holds a voting interest of between 20% and 50% (rebuttable presumption of association).
A joint venture is a contractual arrangement whereby two or more parties undertake activities subject to joint control or manage jointly controlled assets or jointly controlled entities. There were no changes to associates or joint ventures compared to the previous year.

A total of 288 (previous year: 313) subsidiaries were not included in the consolidated financial statements because their individual and aggregate influence on the net assets, financial position, and results of operations of the LBBW Group is not significant. These mainly include property management companies and shelf companies. In order to determine individual materiality, quantitative materiality thresholds of 1 % of consolidated equity or consolidated profit or 0.1 % of the Group's total assets have been established. The thresholds for two of the three criteria would need to be exceeded in order to trigger a consolidation obligation. As in the previous year, the aggregate total assets of all non-consolidated affiliates amounts to less than 2 % of the Group's total assets, and the aggregate profit for the period of these companies accounts for less than 2 % of LBBW's consolidated profit for the period. The interests in these entities are measured at fair value and reported under »Investment securities«.
We refer to the list of shareholdings filed with the Federal Gazette for the subsidiaries, joint ventures, associates, and SPEs included in the consolidated financial statements, as well as the entities and equity investments omitted on grounds of insignificance.

5. Consolidation Methods.

Subsidiaries and special funds are consolidated using the purchase method in accordance with IAS 27.22 in conjunction with IFRS 3. Under this method, all of a subsidiary's assets and liabilities to be recognized from the acquirer's perspective are carried at fair value at the acquisition date or when control is obtained. The re-measured assets and liabilities are taken over into the consolidated balance sheet, taking deferred taxes into account. Hidden reserves and liabilities are accounted for in subsequent periods in accordance with the applicable Standards. Where the cost exceeds the fair value of the assets and liabilities, goodwill is recorded under intangible assets.
Minority interests in the equity or the profit or loss of the LBBW Group's majority-owned subsidiaries are reported separately in equity under »Minority interest« or in the income statement under »Profit attributable to minority interest«.
All intra-group receivables and liabilities, as well as income, expenses, and profits and losses resulting from intra-group transactions, were eliminated in accordance with IAS 27.24 et seq.
Joint ventures and associates are accounted for using the equity method provided they are not of minor significance for the presentation of the LBBW Group's net assets, financial position and results of operations. Where a company accounted for using the equity method uses different accounting policies, appropriate adjustments to the IFRSs applied in the Group are made. The Group's share in profit or loss of the companies accounted for using the equity method is recorded in the consolidated financial statements at the same time. The share in profit or loss of investments accounted for using the equity method is measured on the basis of the Group's share in equity.

6. Foreign Currency Translation.

The consolidated financial statements are prepared in euros. Currency translation in the LBBW Group is performed in accordance with IAS 21. Each company in the LBBW Group defines its own functional currency. The items included in the financial statements of the relevant Group company are measured using this functional currency.
A foreign currency transaction must be initially recognized at the average spot rate between the functional currency and the foreign currency at the transaction date.
Monetary assets and liabilities denominated in foreign currency and unsettled foreign currency spot transactions are translated into euro at the prevailing closing rate.
Non-monetary items measured at amortized cost are translated at the historical rate at the transaction date. Non-monetary items measured at fair value are translated at prevailing exchange rates on the date of the fair value measurement.
Exchange differences are generally recognized in profit or loss in the period in which they occur. Exceptions are non-monetary items for which fair value adjustments are recognized directly in equity.
In the consolidated financial statements, the balance sheet items of consolidated companies whose reporting currency is not the euro are translated at the exchange rate on the balance sheet date. Average annual rates are used to translate the expenses and income of these companies. All resulting exchange differences are presented as a separate item of equity.
The exchange rates used for the most important currencies in the LBBW Group at the respective closing date are as follows:

Equivalent of EUR 1.

	Dec. 31, 2009	Dec. 31, 2008
USD	1.4326	1.4170
GBP	0.9040	0.9774
SGD	2.0140	2.0420
JPY	132.16	127.90
CHF	1.4880	1.4952

7. Cash Reserve.

In addition to cash and balances with central banks, the cash reserve includes public-sector debt instruments and bills due in up to three months. All items are reported at their nominal value.

8. Financial Instruments (IAS 39).

All financial assets and financial liabilities including all derivatives are recognized on the balance sheet in accordance with IAS 39. Financial assets and financial liabilities are initially recognized when the entity becomes a party to the contractual provisions of the instrument. Regular way purchases or sales of financial assets including securities are recognized using settlement date accounting or, in the case of derivatives, trade date accounting. A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the entity relinquishes control of the financial asset. A financial liability is derecognized as soon as it is discharged.

Fair Value Measurement.

Fair value is the amount for which a financial instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction. If market values from active markets are available, these are used for the measurement.

IAS 39.AG71 defines an active market for financial instruments as follows: a financial instrument is quoted on an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing agencies or regulatory agencies, and those prices represent actual and regularly occurring market transactions on an arm's length basis (these include, for example, quoted prices on organized markets in accordance with Section 2 (5) Wertpapierhandelsgesetz (WpHG - German Securities Trading Act)). If these criteria are not fulfilled, LBBW assumes that the market is inactive.

In the event of inactive markets, i. e., where current market data is lacking, indicative prices or valuation models are used for measurement. Here, valuation models (particularly the net present value method and option pricing models) are used that reflect current market and contract prices of the underlying financial instruments, as well as fair value considerations, yield curves, and volatility factors. These models are also used for calculating daily gains or losses.

The fair values used when measuring financial instruments are to be classified in a three-level fair value hierarchy, taking into consideration the measurement methods and parameters used to carry out this measurement. All financial instruments with prices quoted on active markets are assigned to the first group. OTC derivative contracts measured using models, tradable credits, structured Group debt instruments classified at fair value, units in investment funds and certain corporate/financial and government bonds with automatic provision from market information systems (observable parameters) are assigned to the second group. The third group comprises financial instruments (complex OTC derivatives, certain private equity investments, illiquid credits and certain bonds with a high-grade structure including illiquid asset-backed securities and structured securitizations), for which one or more parameters are not based on observable market data and these have a more than immaterial effect on the fair value of an instrument.

The following table contains an overview of the valuation models applied for derivatives:

Derivatives	Valuation model
Interest rate swaps	Net present value method, yield structure models
Forward rate agreements	Net present value method
Interest rate options	Black-Scholes, Black 76 (on Yield), yield structure models
Stock/index options	Black-Scholes, numerical models
Currency options	Garman Kohlhagen, (mod. Black-Scholes)
Credit derivatives	Intensity model, Copula model

The cash flows used in the above valuation models are based on the contractual data of the financial instruments and market parameters.
For impaired ABSs or those ABSs for which sufficiently up-to-date market prices are not available, fair values were calculated in the context of a cash flow-oriented valuation model as at December 31, 2009. These fair values take into consideration appropriate future expected losses and the liquidity situation as well as the current development of the securities' underlying assets.
When transaction volumes on markets are low and particularly when forced transactions or distress sales are not taken into account, the comparative data available is limited.
If no observable market values are available for the input parameters of the model and estimated values are used instead, the fair value reported is influenced by the assumptions underlying the estimates. If other realistic values are selected for the model parameters, the fair value determined can be much higher or much lower. For this reason, the assumptions for estimates are made with the utmost care by the front office division of the LBBW Group.
As at the end of 2009, all synthetic CDOs were measured for the first time using an improved model with standard market data. This model is an expanded one-factor Gaussian model which was validated in the second half of the year. Its quality was verified by means of regular market testing.

In the case of items payable on demand as well as other current assets and other current liabilities (with maturities within 12 months), it is assumed that the carrying amount approximates the fair value.

Reclassifications.

The changes to IAS 39 and IFRS 7 (»Reclassification of Financial Assets«) were adopted by the IASB and transferred to European law by the EU in 2008.

In the LBBW Group, in line with these changes certain trading assets and securities categorized as available-for-sale were reclassified as at July 1, 2008 to the Loans and Receivables category. No further securities were reclassified in the 2009 fiscal year.

The carrying amounts and fair values of the reclassified securities can be seen in the following table:

EUR million	Dec. 31, 2009 Carrying amount	Dec. 31, 2009 Fair Value	Dec. 31, 2008 Carrying amount	Dec. 31, 2008 Fair Value	July 1, 2008 Nominal value	July 1, 2008 Carrying amount
Held for Trading reclassified as Loans and Receivables	**696**	**691**	**835**	**764**	**935**	**913**
of which securitization transactions	110	96	123	104	134	128
of which other securities	587	595	712	660	801	785
Available for Sale reclassified as Loans and Receivables	**23611**	**22016**	**27599**	**24391**	**29023**	**27374**
of which securitization transactions	11681	10119	13356	10922	14643	13302
of which other securities	11931	11897	14243	13470	14380	14071
Total	**24308**	**22707**	**28433**	**25155**	**29958**	**28287**

The nominal volume of the reclassified securities from the Held for Trading category totaled EUR 712 million as at December 31, 2009, EUR 115 million of which was attributable to securitization transactions and EUR 597 million to other securities.
A nominal volume of EUR 24 746 million was attributable to available for sale reclassified securities as at December 31, 2009, EUR 12 715 million of which was attributable to securitization transactions and EUR 12 031 million to other securities.
The reclassifications reduced the profit before tax by EUR - 24 million. This included effects of EUR 5 million in net interest income from the amortization of the difference between amortized cost and carrying amount as at January 1, 2009. Changes to the portfolio had an impact of EUR - 28 million on net loss from investment securities. The net trading income/loss also included expenditure for foreign currency portfolios in the amount of EUR - 1 million.
If no reclassifications had taken place, unrealized fair value gains from the reclassified trading assets totaling EUR 67 million would have been generated in 2009. In the case of fair value changes recognized directly in equity of reclassified AfS securities, the revaluation reserve would have been relieved in the amount of EUR 1,533 million.
Over the year as a whole, original interest payments in the amount of EUR 665 million were collected from reclassified portfolios.

Financial Assets or Financial Liabilities at Fair Value through Profit or Loss.

This category in IAS 39 makes a distinction between financial instruments held for trading (HfT) and financial instruments irrevocably designated at fair value through profit or loss at the time of acquisition (designated at fair value/fair value option (FVO)). Financial assets and liabilities in this category are measured at fair value through profit or loss.
Derivatives, securities, and borrower's note loans acquired for the purpose of generating a profit from short-term fluctuations in market prices or dealing margins are classified as held for trading. This sub-category includes those derivative financial instruments, broken down into trading derivatives and economic hedging derivatives, that are used for trading purposes or are part of an economic hedge and do not satisfy IAS 39 requirements for hedge accounting, and have a positive or negative fair value. It does not include the derivatives used as hedging instruments for hedge accounting purposes. Financial instruments held for trading are reported in the balance sheet under »Trading assets« or »Trading liabilities«. Unrealized remeasurement gains or losses as well as realized gains and losses on the sale or disposal of trading assets are recognized in »Net trading income/loss«.

The »Financial instruments designated at fair value« sub-category includes financial instruments that were not acquired or are held for trading purposes but are measured at fair value through profit or loss. Instruments that qualify for the fair value option include financial instruments with embedded derivatives to be separated from the host contract or financial instruments managed in accordance with a documented risk management or investment strategy so as to eliminate or significantly reduce a measurement or recognition inconsistency. Compound financial instruments mainly include LBBW's own bearer bonds and borrower's note loans issued, which are structured with interest rate, credit, equity, and/or currency derivatives. In the case of financial instruments managed in accordance with a documented strategy, this involves a portfolio actively managed on a fair value basis by a committee within LBBW. When rectifying measurement inconsistencies for financial instruments designated at fair value, this concerns securities and associated liabilities and derivatives which would otherwise have each been subject to different measurement conventions. Financial instruments that qualify for the fair value option on initial recognition are reported in the balance sheet under »Financial assets designated at fair value« or »Financial liabilities designated at fair value«. The effects of changes in the fair value of the designated financial instruments are carried in the income statement item »Net income/loss from financial instruments designated at fair value«. Current income from financial instruments held for trading and designated at fair value through profit or loss is reported in the net interest income item.

Available-for-sale Assets.

Available-for-sale financial assets include all non-derivative financial instruments that have not already been assigned to other categories. Securities designated as available-for-sale financial assets are reported under »Investment securities«. Available-for-sale financial instruments are measured at fair value. The remeasurement gain or loss is charged directly to equity under the sub-item »Revaluation reserve for AfS financial instruments«. Impairment losses and realized remeasurement gains or losses are reported in the income statement. Reversals of impairment losses on debt instruments are recognized through profit or loss (up to amortized cost), while reversals of impairment losses on equity instruments are recognized directly in equity.

In the case of debt instruments, a test is performed at each balance sheet date or when specific events such as unusual market distortions arise in order to assess whether there is any objective evidence that individual financial assets are impaired. Objective evidence of impairment includes, in particular, significant financial difficulty of the borrower; a breach of contract, a strong likelihood that the borrower will enter bankruptcy or other financial reorganization, and granting by the lender, for economic or legal reasons relating to the borrower's financial difficulty, of a concession that the lender would not otherwise consider. Securities that are not securitized are identified through rating classes (default rating). The potentially impaired debt instruments identified based on these criteria are then tested to determine whether the current fair value falls below the cost less any repayment or amortization. The total of the acquisition cost less current fair value (and any impairment charges previously recognized in profit or loss) equals the impairment charge recognized for the period.
In the case of equity instruments, a financial asset is impaired if there is a significant or prolonged decline in its fair value of a financial asset below its cost. Where there is an active market for available-for-sale assets, significant impairment is assumed if the fair value at the measurement date is at least 20 % below the cost of the asset. Permanent impairment exists if the fair value is permanently more than 5 % below the cost of the asset over a period of 12 months. Where there is no active market, significant impairment is assumed if the fair value of the AfS assets at the measurement date is at least 20 % below their cost. Permanent impairment exists if the fair value of the last two measurements is more than 5 % below the cost of the assets.
Income or expenses from currency translation are reported for debt instruments (e.g., bonds and debentures) under »Currency gain/loss«, while income and expenses from currency translation are recorded for equity instruments (e.g., shares, equity investments, interests in companies) in the revaluation reserve. When the financial instrument is sold or in the event of impairment of equity instruments, the change in value accrued in the revaluation reserve is recorded under »Net income/loss from investment securities«.

Derivatives.

The LBBW Group uses derivatives to hedge balance sheet and/or off-balance-sheet items within the scope of its asset/liability management, to hedge value fluctuations for fixed-income securities against changes in the market interest rate and to hedge credit spreads for corporate bonds. Derivatives are also used to hedge fluctuations in interest rates or other market prices for trading transactions. In addition, derivatives are traded.

As of December 31, 2009, the LBBW Group has the following types of derivatives in its balance sheet portfolio:

- Forwards and futures are contractual agreements for the purchase or sale of a specific financial instrument at a specified price and at a specified time in the future. Forwards are non-standardized contracts traded on the over-the-counter market. Futures are contracts for standardized volumes and are traded on stock exchanges.
- Swaps are contractual agreements between two parties where one stream of interest payments and/or exchange rates is exchanged for another based on a specified principal amount in the event of certain events arising. Please see Note 30 for information on credit derivatives.
- Options are contractual agreements that give the buyer the right to buy or sell a specific amount of a financial instrument at a specified price on a specified date or during a specified period of time.

Hedges as defined in IAS 39 (hedge accounting) are reported under »Positive fair values from derivative hedging instruments« or »Negative fair values from derivative hedging instruments« with positive fair values on the assets side and negative fair values on the liabilities side of the balance sheet.

Hedge Accounting.

At the inception of the hedge there is formal designation and documentation of the hedging relationship that identifies the hedged item and the hedging instrument, the nature of the risk being hedged, explains the hedging strategy and the risk management objective, and defines the method used to assess the hedging instrument's effectiveness. In accordance with the provisions of IAS 39, the hedge is expected to be highly effective at its inception and throughout the term of the hedging relationship. The effectiveness must also be assessed retrospectively at regular intervals. A hedge is considered to be effective if the ratio of the changes in value from the hedging transaction to the hedged part of the hedged item is between 80% and 125% (IAS 39.AG105(b)). An ineffective hedge must be canceled and can be redesignated for the remainder of the hedge's term if the hedge is expected to be effective for the remaining term (prospective test).

If the requirements for hedge accounting in accordance with IAS 39.71 et seq. are met, a decision is made as to whether the hedging transaction will be accounted for as a fair value hedge or as a cash flow hedge. Fair value hedges serve to hedge the exposure to market price risk and related changes in fair value. They exist in the form of micro fair value hedges and portfolio fair value hedges.

According to IAS 39.89 (b), in a micro fair value hedge the carrying amount of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and recognized in profit or loss. This applies both to financial instruments carried at amortized cost (receivables and investment securities from the LaR category, as well as liabilities from the OL category) and to hedged items measured at fair value where changes in value are recognized in the revaluation reserve (available-for-sale financial instruments). Changes in the fair value of the hedged item not attributable to the hedged risk are accounted for in accordance with the guidance applicable to the relevant category.

LBBW has used portfolio fair value hedges to hedge interest rate risks within the meaning of IAS 39 since preparation of the 2006 opening balance sheet. The rules applicable to portfolio fair value hedges on interest rate risks enable LBBW to reproduce internal Bank management of interest rate risks. The portfolios contain both receivables and liabilities that are subject at regular intervals to prospective and retrospective measurement of effectiveness in a dynamic hedge accounting cycle. The repayment amount is allocated to the appropriate time interval for each financial instrument according to the expected maturity.

In the case of portfolio fair value hedges, a separate line item (portfolio hedge adjustment attributable to assets/liabilities) is carried on the face of the balance sheet to record the change in the hedged item as regards the hedged risk.

The remeasurement gains and losses resulting from the measurement of the hedging transaction offset the measurement effect of the hedged items attributable to the hedged risk. These are recognized under »Net loss from hedging transactions«.

The cash flow hedge used by LBBW Luxemburg S.A. (formerly LRI Landesbank Rheinland-Pfalz International S.A.) and LBBW Bank CZ a.s. to a limited extent hedges the risks arising from future cash flows. The hedging transaction is recognized in the balance sheet at its fair value. The resulting changes in fair value are recognized directly in equity in the revaluation reserve.

A hedging relationship ends when the hedged item or the hedging instrument expires, is sold, is terminated before maturity, or is designated for other purposes, or if the hedge no longer meets the criteria to qualify for hedge accounting.

If a financial instrument used to hedge changes in the fair value of a hedged item is terminated before maturity or designated for other purposes, the interest-related fair value adjustment included in the carrying amount of the hedged item is amortized over its remaining maturity and netted against interest income/expenses.

In the event of disposal or early repayment of the hedged assets or liabilities, the adjustments in the fair value of the hedged item are recognized along with the realized gains/losses from the disposal or repayment.

Embedded Derivatives.

Hybrid instruments are financial instruments that are composed of a host contract and one or more derivatives, where the embedded derivatives are a component of a contract and therefore not traded separately. In conformity with IAS 39, embedded derivatives are separated from the host contract and accounted for as standalone derivatives if all of the conditions below are satisfied:

- the hybrid instrument is not measured at fair value through profit or loss;
- the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; and
- the terms of the embedded derivative would meet the definition of a derivative.

If a hybrid instrument is separated for accounting purposes, the host contract must be accounted for in accordance with its category and the embedded derivative accounted for separately in the held for trading category. The host contract is measured subject to the category to which this host contract would be assigned. Embedded derivatives that are separated from their host contract are measured at fair value with changes in value recognized in profit or loss. According to IAS 39.AG29, if several embedded derivatives that must be separated exist per host contract, those derivatives that relate to the same risk exposure must be reported and measured together. If the criteria for a separation of the embedded derivatives are not met, the host contract and the embedded derivative must be recognized and measured as a single asset or liability.

Financial Guarantee Contracts.

Obligations arising from financial guarantee contracts extended by Group companies (guarantor) relate to contracts that require the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee contracts are initially recognized at fair value and subsequently measured at fair value. The present value of the outstanding premium payments is netted against the present value of the obligations arising from the financial guarantee contracts; in arm's length transactions, the two amounts are the same. If necessary, an allowance for losses is recognized upon subsequent measurement.

Due to the insignificance of the amounts involved, no fair values are presented in the notes.

Measurement at Amortized Cost.

The amortized cost of a financial asset or a financial liability is calculated on the basis of the cost of the asset at the time of acquisition, taking into account any principal repayments, plus or minus accumulated amortization of any difference between the original amount and the amount repayable at maturity less any write-down for impairment losses incurred.

Loans and Receivables.

Loans and receivables (LaR) are all non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables are carried at amortized cost. Loans and receivables are tested for impairment at each closing date or whenever there are indications of potential impairment. As a consequence, impairment losses must be taken into account if necessary (see Note 11). Impairment losses are reversed in the income statement. Reversals are limited to the amortized cost that would have been recorded at the measurement date without impairment losses.

Loans and receivables include loans and advances to other banks, loans and advances to customers, and investment securities not classified as available-for-sale financial assets. »Loans and advances to other banks« and »Loans and advances to customers« primarily comprise originated loans, borrower's note loans, and overnight and term money as well as pledgee transactions.

Other Liabilities.

Financial liabilities measured at amortized cost (»Other liabilities«) comprise financial liabilities including securitized liabilities provided these were not designated at fair value through profit or loss. They are recognized at amortized cost making allowance for proportionate premiums and discounts. In accordance with IAS 39, own bonds held in the Group are deducted from issued bonds. Own bonds held in the Group are offset at their redemption value against the amortized cost of the issued bonds. The difference between the redemption value and the amortized cost of the Group's own bonds is recognized in net interest income.

Held-to-maturity Investments.

Currently, LBBW does not use the category of held-to-maturity investments.

9. Offset Arrangements.

A financial asset and a financial liability are offset if the Group has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis, or to liquidate the asset and settle the respective liability simultaneously.

10. Classification.

The classification of financial instruments required by IFRS 7.6 was defined for the LBBW Group as follows:

Assets
Assets carried at amortized cost
Loans and advances to other banks
Loans and advances to customers
Investment securities
Interest-bearing assets
Non-interest-bearing assets
Assets carried at fair value
Investment securities
Interest-bearing assets
Non-interest-bearing assets
Portfolio hedge adjustment attributable to assets
Positive fair values from derivative hedging instruments
Trading assets (HfT)
Financial assets designated at fair value

Liabilities
Liabilities carried at amortized cost
Deposits from other banks
Due to customers
Securitized liabilities
Subordinated debt
Liabilities carried at fair value
Portfolio hedge adjustment attributable to liabilities
Negative fair values from derivative hedging instruments
Trading liabilities (HfT)
Financial liabilities designated at fair value

Please refer to the Risk Report in the Group's Management Report for detailed information in accordance with IFRS 7.31 et seq. on the presentation of risks arising from the financial instruments of the LBBW Group and management of these risks.

11. Allowance for Losses on Loans and Advances.

The item »Allowance for losses on loans and advances« comprises write-downs on financial instruments reported as loans and advances. This item comprises specific valuation allowances on loans and advances, collective valuation allowances, and portfolio-based valuation allowances. Collective valuation allowances are recognized for insignificant loans and advances if objective evidence of impairment exists. Portfolio-based valuation allowances comprise portfolio-based valuation allowances for significant loans and advances and portfolio-based valuation allowances for insignificant loans and advances. Portfolio valuation allowances are recognized for significant and insignificant loans and advances if risks have already occurred but have not yet been identified. If objective evidence of impairment exists in the case of significant loans and advances and a valuation allowance does not have to be recognized because the present value of the loan or advance exceeds its carrying amount, these significant loans and advances are also included in the portfolio-based valuation allowances. The above loans and advances are assigned to a special segment on which the portfolio valuation allowance is calculated as a percentage, depending on the share of the loans and advances.
Specific valuation allowances (IAS 39.63) are recognized for the credit and country risks associated with loans and advances to customers and other banks according to standards uniform throughout the Group. For this a test is performed at each balance sheet date to assess whether there is any objective evidence that individual financial assets or a group of financial assets are impaired. Objective evidence of impairment includes, in particular, significant financial difficulty of the borrower; a breach of contract (default or past due interest or principal payments), a strong likelihood that the borrower will enter bankruptcy or other financial reorganization, and granting by the lender, for economic or legal reasons relating to the borrower's financial difficulty, of a concession that the lender would not otherwise consider. The impairment loss is measured as the carrying amount of the loan less the present value of the loan, which was calculated using the original effective interest rate. The fair value of recoverable collateral is also taken into account if necessary.
To calculate estimated future cash flows, the amounts and accrual date of all anticipated proceeds from the loan (interest and repayments) as well as any payments from the liquidation of collateral are estimated over a period of four to five years. Country risks and adjusting events are reflected in this estimate. The net interest income from loans and advances subject to allowances does not include the contractually agreed interest income or the accrual of any discounts; rather, it is calculated on the basis of the change in the present value of estimated future cash flows at the next balance sheet date (unwinding). The original effective interest rate of the loan or advance is used to calculate the interest income. Impaired loans and advances are recognized as non-performing from the date the impairment losses are recognized for the first time. Expected incoming

payments reduce the carrying amount of the loan or advance, while unexpected payments received additionally reduce the allowance for losses through profit or loss.
The collective valuation allowances and portfolio-based valuation allowances are differentiated by sub-portfolio and calculated as a product of the amount drawn, the probability of default on a commitment within one year, and the loss ratio at the time of the default, as well as – if applicable – the time frame between the occurrence of an event and its identification.
Unrecoverable loans and advances for which no allowance has been recognized are written off directly (IAS 39.63). Recoveries on loans and advances already written off are recognized in profit or loss.
To the extent that it relates to loans and advances reported on the face of the balance sheet, the total allowance for losses is deducted from loans and advances to other banks and customers on the face of the balance sheet. By contrast, the allowance for losses on loans and advances for off-balance-sheet transactions (guarantees, endorsement liabilities and loan commitments) is presented as a provision for credit risks.
The provision for credit risks is recognized when current obligations arise from past events and the settlement of these obligations can be expected to be associated with an outflow of resources. These obligations are recognized in the amount that LBBW would reasonably have to pay to settle the obligation or to transfer it to a third party according to the circumstances as of the reporting date.

12. Investments Accounted for Using the Equity Method.

Investments in associates or joint ventures accounted for using the equity method are carried at cost in the consolidated balance sheet when a significant influence is obtained or on formation of the company. This also comprises goodwill from the acquisition of an associate or a joint venture. In subsequent years, the figure reported at equity is adjusted by the Group's share in the associate's equity. The proportion of profit or loss generated by the investment is reported in the consolidated income statement as »Net income from investments accounted for using the equity method«. Changes in the investment's revaluation reserve are recognized directly in consolidated equity.

13. Disposal Groups Held for Sale.

In accordance with IFRS 5, disposal groups held for sale are recognized at the lower value out of the carrying amount and the fair value (less costs to sell) and are reported separately from other assets in the balance sheet. The liabilities of a disposal group held for sale are reported separately from other liabilities in the balance sheet. The assets and liabilities of disposal groups classified as available-for-sale are measurement exceptions in accordance with IFRS 5. As such, measurement in accordance with IFRS 5 is not necessary.

14. Intangible Assets.

Intangible assets include goodwill as well as internally developed and purchased software, building rights and customer relationships.
Goodwill is calculated as the excess of the cost of the acquisition over the acquirer's interest in the fair value of the net assets of the purchased company, net of deferred taxes.
Goodwill is tested for impairment at least once a year, and also during the year if there are indications of potential impairment (e. g. changes in the relevant market environment, legal conditions, the technical environment or the capitalization rate, or if results are expected to be negative or significantly lower than planned in the longer term). For purposes of the impairment test, goodwill is assigned to the cash-generating units. The allocation of goodwill takes place at segment level, as goodwill is monitored at this level, with the LBBW segments:

- Corporates
- Retail Clients
- Financial Markets
- Credit Investment Portfolio/Treasury
- Corporate Items

Impairment is determined by calculating the recoverable amount of the cash-generating unit to which the goodwill relates. If the recoverable amount of the cash-generating unit is below its carrying amount, an impairment loss is recognized and reported in the income statement under the item Impairment of goodwill.
Purchased intangible assets are carried at amortized cost. Internally developed software is capitalized at cost if the recognition criteria in IAS 38 are met. The capitalized cost mainly includes staff costs and expenses for external services incurred during development. The internally developed or purchased software is amortized over three to ten years on a straight-line basis. In connection with an acquisition customer relationships were also capitalized which only have limited contractual use. These are amortized over six to 16 years on a straight-line basis. Where indications of impairment exist, the recoverable amount is calculated and compared with the carrying amount. Impairment losses are charged to profit or loss. Amortization, write-downs, and impairment losses on intangible assets, excluding goodwill, are recognized under »Administrative expenses« in the income statement. Income from reversals of impairment losses on intangible assets, with the exception of goodwill, is recognized under »Other operating income«.
Intangible assets are derecognized when sold. In the event of impairment, the amortization is adjusted over the remaining useful life of the intangible asset. Gains and losses on disposal are the difference between the net proceeds from the disposal of the asset, if any, and its carrying amount (recognized in profit or loss).

15. Investment Property.

Properties leased out to third parties or acquired for purposes of deriving profit are reported as investment property according to IAS 40 as long as they are held to earn rental income and/or for capital appreciation. Where mixed-use properties exist and the non-owner-occupied parts can be sold separately or leased out separately, these parts are accounted for separately. Mixed-use properties with a leased portion of over 80 % of the total area are aggregated and classified as investment property.
Investment property is reported as a separate item in the balance sheet. Investment property is measured initially at its cost including transaction costs. After initial recognition, it is measured at fair value, for which models are used or appraisals obtained. If current prices exist in an active market, these are used.
In the measurement of investment property, the scope of measurement is based on the assumptions used to calculate future cash flows. Changes in parameters such as the inflation rate, interest rate, anticipated cost trends and leasing, market conditions, and vacancy rates affect future cash flows and, consequently, the fair value.

16. Property and Equipment.

Property and equipment includes land and buildings used by LBBW, technical equipment and machines, operating and office equipment, advance payments and assets under construction, as well as leased assets under finance and operating leases.
Property and equipment is initially carried at cost and subsequently at amortized cost.
Subsequent expenditure for property and equipment is capitalized if it is deemed to increase the future potential benefit. All other subsequent expenditure is recognized under liabilities. Property and equipment is depreciated over its expected economic life, mainly using the straight-line method. It is also depreciated on a declining-balance basis in some cases. Determination of the economic life reflects expected physical wear and tear, technical obsolescence, and legal and contractual constraints.

	Expected useful life (in years)
Buildings	25-50
Technical equipment and machines	5-12
Operating and office equipment	1-20
Purchased IT systems	3-7

The determination of the useful life and depreciation method is reviewed at a minimum at the end of each fiscal year. After depreciation including the review of the depreciation method used, the underlying useful life and the residual value (recoverable amount of a comparable asset) of the asset in question, a check is performed at each balance sheet date to ascertain whether there are any indications of impairment. Consequently, any impairments resulting from technical or economic obsolescence or wear and tear, or a decline in market prices are taken into account. Where indications of impairment exist, the recoverable amount (the higher of the fair value minus sales costs or the value in use) is calculated and compared with the carrying amount. Impairment losses are charged to profit or loss as extraordinary write-downs.
Impairment losses must be reversed if the calculation of the recoverable amount has changed since the last time an impairment was recorded. Impairment losses are only reversed up to the amount by which the asset would have been depreciated until this date.
If the carrying amount is increased by the reversal of impairment losses or reduced by impairment, the depreciation is adjusted over the remaining useful life of the asset.
The gain or loss on the sale of property or equipment is calculated as the difference between the net proceeds from the disposal of the asset, if any, and its carrying amount.
Depreciation, impairment losses, and write-downs are reported under »Administrative expenses«. Gains and losses on the disposal of property and equipment are recorded under »Other operating income«.

17. Leases.

Leases are recognized in accordance with IAS 17 on the basis of their classification as a finance or operating lease. This classification is based on the overall assessment of which risks and rewards lie with the lessor and the lessee.
A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset from the lessor to the lessee. In accordance with the principle of substance over form, beneficial ownership, not legal ownership, is the key factor here. All other leases are operating leases.
The lessor and lessee must classify a lease separately and independently of one another. This may lead to diverging representations of the lease by the lessor and lessee.

The LBBW Group as the Lessor.

In the case of operating leases concluded by the companies active in the LBBW Group, beneficial ownership of the leased asset remains with the Group company. The leased assets are recognized in the consolidated balance sheet under »Property and equipment« and »Investment properties«. Leased property is carried at cost and depreciated over its economic life and/or written down as necessary if subject to permanent impairment.

Lease income is recognized on a straight-line basis over the lease term unless another systematic basis is more appropriate in specific cases. All of the depreciation, write-downs, and impairment losses and the income earned are reported under »Other operating income«.
Assets held under a finance lease are presented as a receivable from the lessee at an amount equal to the net investment in the lease at the time the lease is arranged. Lease payments received are broken down into an interest component recognized in income and a repayment component. The interest income is recognized as interest income for the respective period.

The LBBW Group as the Lessee.
Lease payments under an operating lease are recognized by the lessee as an expense over the lease term. The lease payments should reflect the time pattern of the user's benefit. If the time pattern of the user's benefit differs from the actual payments of the expense to be recognized, the difference is recognized under »Prepaid expenses« or »Deferred income« as appropriate.
Assets recognized under finance leases are depreciated in accordance with IAS 16 or measured at fair value in accordance with IAS 40. If there is no reasonable certainty under IAS 16 that the lessee will obtain ownership by the end of the lease term, the asset is depreciated over the (shorter) lease term (and not its economic life). If the lessee benefits from part of the residual value of the leased asset, the asset is depreciated to this value. The leased asset is also tested for impairment in accordance with IAS 36. Finance lease payments received are broken down into an interest component and a repayment component.
This repayment component is recognized in equity against the liability, while the interest component is recognized in income as interest expense.

18. Income Taxes.

IAS 12 governs the recognition and measurement of income taxes. Current income tax liabilities and assets are calculated at current tax rates and carried at the expected payment or refund amount.
Deferred income tax assets and liabilities are recognized in respect of temporary differences. Taxable and deductible temporary differences are calculated as the difference between the IFRS carrying amount of an asset or liability and its tax base (adjusted for permanent differences). The tax base is determined based on the tax regulations of the country in which the taxation occurs. Deferred income tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset is realized or the liability is settled. The effect of tax rate changes on deferred taxes is recognized in profit or loss during the period in which the changes were approved by legislative bodies.

Deferred tax liabilities are carried for temporary differences that will result in a tax expense when settled. Deferred tax assets are recognized if tax relief is expected and likely to be utilized when temporary differences are reversed. If temporary differences relate to items that are credited or charged directly to equity, the resulting deferred taxes are also recognized directly in equity in the revaluation reserve or retained earnings.
A deferred tax asset is recognized for a tax loss carry-forward if it is probable that the carry-forward will be used in a future period by reference to budget accounts. Unrecognized loss carry-forwards that cannot be carried forward without restriction are disclosed in accordance with their maturity. In recognizing deferred income tax assets owing to interest carry-forwards, the same accounting policies are applied as for deferred income tax assets for tax loss carry-forwards. The LBBW Group tests deferred tax assets arising from temporary differences and loss carry-forwards for impairment at each balance sheet date.
Deferred tax assets are set off against deferred tax liabilities in accordance with IAS 12.74.

19. Other Assets and Other Liabilities.

Other Assets includes assets which, considered separately, are not significant for the disclosure of balance sheet assets and cannot be allocated to any other balance sheet item. Other Liabilities includes accruals and obligations which, considered separately, are not significant for the disclosure of balance sheet liabilities and cannot be allocated to any other balance sheet item. Receivables and liabilities in this item are measured at amortized cost.

20. Inventories.

In accordance with IAS 2.9, inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated in accordance with IAS 2.10 et seq. using the weighted average cost formula, while the net realizable value is calculated in accordance with IAS 2.28 et seq. The cost of inventories that cannot be exchanged and of goods and products or services created and separated for special projects is calculated though allocation of their individual cost of purchase or production. The net realizable value is reported as the sales proceeds expected on the market that can be achieved in each individual case.
Borrowing costs have been capitalized since 2008 in the context of IAS 23. In particular, these involved borrowing costs incurred in connection with commercial project development, which can be attributed to the acquisition of land or the construction of buildings during the production period. Individual interest rates of between 0.649% p.a. and 7.97% p.a. were applied.

21. Provisions.

Provisions for Pensions and Other Post-employment Benefits.

The LBBW Group offers its employees different types of retirement benefits. Employees may acquire an entitlement to a pension on the basis of a direct pension commitment in which the amount of the pension payment is defined and depends on factors such as age, compensation, and length of service (defined benefit plan).

Alternatively, employees receive an entitlement to a pension on the basis of an indirect pension commitment (defined contribution plans). To finance this, the relevant Group company contributes a set amount to external pension funds with individual participation by employees.

In the case of defined benefit plans, the relevant Group company is obligated to grant benefits pledged to active and former employees. The actuarial risk and the investment risk are substantially borne by the relevant Group company. For defined benefit plans, the scope of the obligation is calculated once a year by independent actuaries. In this process, the present value of the defined benefit obligation is calculated at each reporting date using the projected unit credit method. In addition to pensions and entitlements accrued known at the balance sheet date, the calculation also reflects expected future increases in pensionable salaries and annuities as well as employee turnover rates. The present value of the pension obligation is calculated on the basis of the current market interest rate for long-term investments. Irregularities in the development of the risk associated with the pension obligations, effects of changes in the calculation parameters (employee turnover rate, salary increase, estimate parameters or discount rate) as well as unexpected gains or losses in relation to plan assets may lead to actuarial gains or losses. Actuarial gains or losses are recognized directly in equity through retained earnings in their full amount in the year they arise.

Existing plan assets are measured at fair value and reduce the carrying amount of the provisions for pensions. The expected income from plan assets reduces the pension expense for the reporting period.

The amount to be recorded as an asset or liability is calculated from the present value of the defined benefit obligation at the balance sheet date plus any unrecognized actuarial gains (less corresponding losses), less any unrecognized past service cost, less the fair value of the plan assets (if any) at the balance sheet date. The asset is limited to the total of all cumulative, unrecognized, netted actuarial losses and past service cost as well as the present value of an economic benefit in the form of refunds from the plan or reductions of future contributions paid into the plan. The current service cost represents the increase in the present value of the defined benefit obligation resulting from employee service in the fiscal year. The past service cost arises due to changes in the defined benefit plan. Interest cost is the share of the increase in the present value of the defined benefit obligation that arises because the benefits are closer to settlement.

Defined benefit plans include credit balances from the conversion of certain salary elements by employees for financing compensation during a leave of absence. This conversion is governed by the »LBBW FlexiWertkonto II« agreement between LBBW and the General Staff Council which entered into force on January 1, 2009. Two legally independent working-life accounts with different purposes can be selected by participants in the plan: »semi-retirement leave of absence« or »other leave of absence options«. It is ensured, either by means of the structure of the investment or by LBBW itself (subject to the model), that the nominal values credited on the basis of salary waivers are present in the credit balances recognized in working-life accounts at all times (ensuring preservation of value for the salary elements deposited in accordance with Section 7d (3) SGB IV). The amount of money arising from the converted salary elements is invested and managed by the asset trustee in accordance with the investment guideline »LBBW FlexiWertkonto II«, taking into account the agreed purpose.

Other Provisions.

Provisions are recognized for uncertain obligations to third parties and anticipated losses from pending contracts. Provisions are carried at the best estimate. This is the amount required to settle the present obligation (amount that an entity would rationally pay to settle the obligation at the balance sheet date or to transfer it to a third party) and which is most likely to occur. In so doing, management included empirical values from similar transactions and may have drawn on opinions by independent experts.

Noncurrent provisions are discounted where the effect is material.

Provisions for restructuring costs and legal proceedings are carried where the LBBW Group has a legal or constructive obligation from a past event where fulfilling the obligation is likely to lead to an outflow of resources embodying economic benefits and a reliable estimate of the amount of the obligation can be made.

22. Subordinated Debt.

The LBBW Group reports subordinated liabilities, issues of profit participation rights, and typical silent partners' contributions under »Subordinated debt«. In accordance with the provisions of IAS 32, the silent partners' contributions recognized as liable capital for regulatory purposes and in the Kreditwesengesetz (German Banking Act) are reported as debt on account of the existence of a contractual right of termination by the investor. Subordinated debt is carried at amortized cost. The amortized cost of subordinated debt designated as the hedged item of a fair value hedge in hedge accounting is adjusted through profit or loss by the changes in the fair value of the hedge for the collateralized portion.

23. Equity.

The ordinary share capital is the capital paid in or to be paid in by the owners of Landesbank Baden-Württemberg (the State of Baden-Württemberg, Sparkassenverband Baden-Württemberg [Savings Bank Association of Baden-Württemberg], the state capital Stuttgart, Landeskreditbank Baden-Württemberg - Förderbank and Landesbeteiligungen Baden-Württemberg GmbH) in accordance with Section 5 Gesetz über die Landesbank Baden-Württemberg (Landesbank Baden-Württemberg Act) in conjunction with Section 3 of the Ordinance of Landesbank Baden-Württemberg.
The share premium includes the premiums from the issue of equity interests in accordance with the provisions of the Ordinance.
Retained earnings are divided into legal reserves, reserves provided for in LBBW's Ordinance, and other retained earnings. Other retained earnings include reinvested profits from previous years. In addition, this item includes the effect of the first-time adoption of IFRSs - except for the effects of the fair value measurement from the first-time adoption for AfS securities and equity investments.
The effects of the fair value measurement of the AfS securities and equity investments are reported under the net income recognized directly in equity under the item »Revaluation reserve for AfS financial instruments«, after deduction of any deferred taxes. These gains or losses are not recognized in income until the asset is sold or written off due to impairment. The revaluation reserve also includes the offsetting item from the recognition of deferred tax assets or liabilities on measurement differences in equity.
The remeasurement gain or loss from cash flow hedges includes the portion of the profit or loss that is recognized directly in equity. The offsetting item from the recognition of deferred tax assets and liabilities on cash flow hedges is also reported in this item.
Minority interests must be stated as a separate sub-item in equity; besides the shareholders of the parent company, other shareholders hold a stake in the equity of the subsidiaries (50% < parent company interest < 100 %).

24. Securities Repurchase and Lending Agreements.

The LBBW Group enters into both securities repurchase and lending agreements.

Securities Repurchase Agreements.

Genuine repurchase (repo) agreements are contracts providing for the transfer of securities against payment of a specified amount in which the return of the securities to the pledgor at a later date for a price agreed in advance is also agreed.
As the pledgor, the LBBW Group continues to carry the assets pledged on the balance sheet and also recognizes the proceeds received as a loan to the pledgee.
As the pledgee, the LBBW Group recognizes a corresponding receivable from the pledgor as an asset.
These transactions are measured in accordance with the underlying categories in IAS 39. Interest payments on repurchase agreements are recorded as interest income or interest expense. Any premiums/discounts to be accrued/deferred (or differences between the amount received on transfer and the amount to be repaid on return) are recorded in the relevant balance sheet item. Amounts written back from premiums/discounts are reported under »Net interest income«.

Lending Agreements.

Lending agreements are non-cash lending transactions in which ownership of securities or other tangible assets (commodities) is transferred with an obligation on the borrower to retransfer securities or tangible assets of the same type, quality, and quantity on expiration of the agreed period of time and pay a fee for the duration of the loan. As the borrower, the LBBW Group does not report the borrowed securities/tangible assets. If the borrowed securities/tangible assets are sold on to another party, a gain on disposal is recognized as an asset and an obligation to return the securities is recognized under »Trading liabilities« at the same time. The fee paid by the borrower is reported under »Net interest income« depending on the category to which the security/tangible asset is assigned in accordance with IAS 39. The realization of interest or dividends depends on the contractual arrangements and can benefit either the borrower or the lender. The interest and dividends are reported accordingly under »Net interest income«.
As the lender, the LBBW Group continues to report the securities and tangible assets in accordance with the rules applicable to the relevant category in IAS 39.

25. Equity Increase.

In a contract dated June 19, 2009, the owners of LBBW decided on an increase in the share capital of EUR 1.2 billion and in the share premium of EUR 3.8 billion and the addition of Landesbeteiligungen Baden-Württemberg GmbH (Landesbeteiligungen BW) as another owner of LBBW.

At the time the contract was concluded, the state of Baden-Württemberg (state), Sparkassenverband Baden-Württemberg (SVBW) [Savings Bank Association of Baden-Württemberg], the state capital Stuttgart (city) and Landeskreditbank Baden-Württemberg – Förderbank (L-Bank) were the owners of LBBW. In the run-up to the capital measure, Sparkassenverband Rheinland-Pfalz [Savings Bank Association of Rhineland-Palatinate] sold its 4.9% stake in LBBW to SVBW.

Shareholdings at the time the contract was concluded:


State
L-Bank
SVBW
City
35.6%
4.9%
40.6%
18.9%
LBBW Bank

The owners of LBBW contributed jointly to the capital increase in line with their stakes, either directly (SVBW and city) or indirectly via Landesbeteiligungen BW (state and L-Bank). The state owns 87.9% of the shares and L-Bank 12.1% of the shares in Landesbeteiligungen BW.

Shareholdings following the capital increase:


State
L-Bank
SVBW
City
87.9%
12.1%
2.7%
40.6%
18.9%
Landesbeteiligungen BW
19.6%
18.2%
LBBW Bank

The increase in share capital and the share premium was carried out by means of a capital increase through cash contributions. The total amount of the capital increase was made available with legal effect by June 30, 2009 and, in agreement with Bundesanstalt für Finanzdienstleistungsaufsicht [the German Federal Financial Supervisory Authority], will be eligible as Tier 1 capital from the time it is paid in.

26. Risk Shield.

In a contract dated June 26, 2009, LBBW arranged risk protection with the state of Baden-Württemberg in the form of a guarantee structure with effect from June 30, 2009. GPBW GmbH & Co. KG, a company owned by the state of Baden-Württemberg (guarantee company), has granted LBBW a guarantee totaling EUR 12.7 billion to protect against losses on specified reference assets. A loss is defined as the total of all payments owed from a reference asset, including interest owed, liquidation costs and other payments owed, which are not met at maturity. The term of the guarantee ends when the security protected for the longest time matures. The guarantee relates in the amount of EUR 6.7 billion to an ABS portfolio of the Bank and various Group companies with an original nominal value of EUR 17.6 billion and in the amount of EUR 6 billion to a loan (junior loan) in the same amount that LBBW has granted to Sealink Funding Ltd. (Sealink), a special-purpose entity to which certain risk-carrying structured ABSs were transferred in connection with the acquisition of the former Landesbank Sachsen AG.
To secure the guarantee, the guarantee company has deposited an interest-bearing cash deposit of EUR 12.7 billion and pledged it to LBBW. The guarantee company is to refinance itself through the issue of a bond in the amount of EUR 12.7 billion with a term of five years, which will be protected by the state of Baden-Württemberg in the amount of the nominal value against actual defaults. The bond was taken up completely by LBBW.
In accordance with the contract dated June 30, 2009, LBBW will bear any losses on specifically identified assets in the ABS portfolio (deductible commitments, objective first loss) up to an amount of EUR 1.9 billion. As part of the EU state aid proceedings, the guarantee contract was amended on December 15, 2009 so that the first loss totaling EUR 1.9 billion was extended to the entire portfolio of securitized products. Overall, the expected default risks on the guaranteed reference assets in the amount of the first loss were addressed adequately through the creation of valuation allowances up to December 31, 2009. With regard to the secured loan to Sealink, the exchange rate risk remains with LBBW.
With regard to the ABS portfolio, the guarantee structure chosen means that future losses incurred by the Bank are limited to EUR 1.9 billion and, with regard to the junior loan to Sealink, it immediately reduced the risks relating to future losses from the protected portfolio. This means that the burden will be eased on the income statement and equity with regard to the guaranteed reference assets.

The structured portfolios Ormond Quay and Sachsen Funding I were excluded from the acquisition of Sachsen LB by LBBW in 2008. These portfolios, with a business volume of EUR 17.3 billion, were transferred to the special-purpose entity Sealink Funding Ltd., which was founded in 2008. To hedge defaults within these portfolios, the Free State of Saxony furnished a guarantee of EUR 2.75 billion. However, defaults from former Sachsen Funding I securities are to be borne predominantly by LBBW in the original amount of EUR 71.3 million (special first loss guarantee). Provisions for the full amount of the special first loss guarantee were recognized at the very beginning. Defaults exceeding the guarantee provided by the Free State of Saxony up to an amount of EUR 6 billion have been covered since June 30, 2009 by the risk shield provided by the state of Baden-Württemberg. Losses exceeding this amount will mainly be borne by the other Landesbanken involved. LBBW still holds the opinion that the guarantee from the Free State of Saxony and the guarantee from the state of Baden-Württemberg as part of the risk shield are fully sufficient to cover the risks from the portfolios transferred to Sealink.

Approval of the European Commission.

The European Commission believes that the measures to increase equity and protect against risk were determined largely by the state of Baden-Württemberg and the other owners, as an investor acting from a market economy perspective would not have provided any equity or a guarantee under these circumstances, (subsidy as defined by Article 87 (1) of the EC Treaty) and has requested an in-depth investigation of the measures aimed at supporting LBBW in accordance with Article 88 of the EC Treaty.
In a letter dated June 30, 2009, the European Commission approved the capital injection from the owners and equity relief through the risk shield provided by the state of Baden-Württemberg for six months initially. Final approval was dependent on the presentation of a comprehensive restructuring plan, on the basis of which assumed competitive advantages were to be balanced in favor of LBBW. The Board of Managing Directors' restructuring plan approved by the Owners' Meeting and the Supervisory Board was submitted to the European Commission by the Federal Republic of Germany at the start of October 2009. The European Commission gave its final approval of the capital measures and risk shield in a resolution dated December 15, 2009.
The restructuring plan includes plans to concentrate on the core areas of business, particularly transactions with corporate customers, private customers and savings banks. Moreover, efficient capital market products will be offered, including for institutional customers, and business with real estate financing will be driven.

LBBW is to reduce its 2008 assets by approximately 40% (EUR 448 billion); the majority of this reduction is expected to be completed by 2013. This will be linked to a reduction in costs in the LBBW Group of around EUR 700 million per year by means of various measures, including 2 500 job cuts. The conditions of the EU also include streamlining the international network and selling equity investments.
At the same time, LBBW is obliged to be converted into a public limited company, either under German law (AG) or European law (SE) by the end of 2013. By the end of next year, LBBW will have already adopted the main structural elements of a public limited company, introduced a new form of Supervisory Board - Aufsichtsrat - in place of the Verwaltungsrat in particular, and converted the Owners' Meeting into an annual general meeting. Plans here include filling half of the Supervisory Board mandate on the owners' side with external banking and economic experts.

Segment Reporting.

27. Segments.

Segment reporting in the LBBW Group was prepared in accordance with the provisions of IFRS 8 in the 2009 fiscal year, IAS 14 having still formed the basis for the segment report in the 2008 fiscal year. Following the »management approach«, segment reporting is therefore based on internal management reporting to the Group's Board of Managing Directors, which, in its function as the chief operating decision-maker, regularly takes decisions about the allocation of resources and the assessment of the performance of the segments on this basis.

The application of IFRS 8 did not lead to any changes in the classification of the reportable segments compared with IAS 14. The previous year's figures were adapted to the changes in valuation methods resulting from the switch to IFRS 8.

Classification of Segments.

The business segments presented below are defined as product and customer groups based on the Group's internal organizational structures, in accordance with the internal management report. Subsidiaries and equity investments are assigned to the individual segments according to their business orientation.

Segment reporting at the LBBW Group is divided into the following segments:

- The Corporates segment includes business with medium-sized corporate customers, with a focus on the core markets of Baden-Württemberg, Saxony and Rhineland-Palatinate, key accounts, real estate companies and the public sector. On the financing side, the solutions offered range from classic through structured to off-balance sheet financing. Services are also offered in the areas of international business, cash management, interest rate, currency and commodities management, asset and pension management. Products relating to the primary capital markets business for our corporate customers, commercial property financing and other specialized product areas - particularly the equity investment, leasing and factoring business - are also included here.
- The Retail Clients segment comprises all activities involving retail, investment, private banking and wealth management customers. The products on offer range from classic checking accounts to real estate financing and investment advice to specialized services - particularly for wealth management customers - such as financial planning, asset management, securities account management and foundation management. Business activities connected with the Bank's function as the central bank for savings banks are also included in this segment.
- Apart from traditional trading operations, the Financial Markets segment also includes all sales activities with credit institutions, sovereigns, insurance companies, and pension funds. The product portfolio contains financial instruments for the management of interest rates, currency, credit risks and liquidity. Financing solutions are also offered on the primary market in the field of equity and debt, along with asset management services. The Corporates segment includes all results from financial market transactions with corporate customers. Funding is also mainly included in this segment.
- In addition to the contribution to earnings from strategic investments, the Credit Investment Portfolio/Treasury segment mainly comprises the Group's credit substitute portfolio. In particular, this includes the Bank's own investments in plain vanilla bonds, structured securitizations and credit derivatives.
- The Corporate Items segment includes all business activities not included in the operating segments mentioned above. This notably consists of equity investments not included in the consolidated financial statements, income generated from central investment of LBBW's own funds not assigned to other segments, value adjustments for the subsidiary LBBW Immobilien GmbH - provided this does not concern typical bank transactions (relates particularly to the development business) - and extraordinary expenses in connection with the restructuring plan approved by the EU (e.g. restructuring expenses).
- The Reconciliation/Consolidation column covers pure consolidation issues. In addition, this segment presents a reconciliation of internal financial control data to external reporting data.

Valuation Methods.

Segment information is based on the internal financial control data documented by Financial Controlling, which combines external reporting methods and economic valuation methods. The resulting differences in valuation and reporting compared with the IFRS Group figures are presented in the reconciliation. As a rule, income and expenses of the LBBW Group are allocated to the individual segments in which they arise. There is therefore no significant income resulting from transactions between the segments.

Net interest income is determined in accordance with the Marktzinsmethode (a market-oriented funds transfer pricing system used by German banks). This also includes the capital benefit, i. e., investment income from equity.

Net trading income/loss includes the net loss from hedging transactions and the net income/loss from financial instruments designated at fair value.

The net income/loss from investment property is reported as part of other operating income/loss.

Besides direct personnel and material expenses, the administrative expenses of a segment also include expenses assigned on the basis of intra-group cost allocation. Overheads are allocated on a pro rata basis.

The allowance for losses on loans and advances corresponds to the carrying amounts in the income statement and is allocated to the segments in which it arises.

The net loss from investment securities is reported in a single item along with the net loss from profit and loss transfer agreements and the net income from investments accounted for using the equity method.
The assets on the balance sheet are reported as segment assets. The allocation to the segments is based on internal management reporting.
The calculation of average equity tied up is based on the risk positions calculated in accordance with the Solvabilitätsverordnung (SolvV – German Solvency Regulation) and imputed Tier 1 capital charges in the segments. The imputed Tier 1 capital charges were increased in the 2009 fiscal year. Prior-year figures for tied-up equity were restated to improve comparability.

A segment's return on equity is calculated based on the ratio of operating profit to equity deemed to be tied up in accordance with supervisory requirements. The cost/income ratio (CIR) is the ratio of administrative expenses to operating income.
From the 2009 fiscal year onwards, the portfolios of strategic investments will no longer be measured on a mark-to-market basis, but in accordance with external reporting methods. The previous year's figures were adjusted to the altered method.
Segment reporting also takes into account corrections to the balance sheet and the income statement owing to circumstances in line with IAS 8 as a component of reconciliation/consolidation.
The 2009 segment results developed as follows compared with the previous year:

	Corporates		Retail Clients		Financial Markets		Credit Investment Portfolio/Treasury		Corporate Items		Reconciliation/ consolidation		LBBW Group	
EUR million	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	1 460	1 098	376	402	601	775	10	-58	324	-97	7	175	2 778	2 294
Net fee and commission income	509	353	217	245	92	92	-38	34	-81	1	-43	-175	657	549
Net trading incoome/loss[1]	12	3	1	0	373	-94	819	-2 058	-4	-2	-454	42	748	-2 108
Other operating income[2]	170	208	1	3	-2	-18	-3	-5	-307	160	-77	13	-217	361
Operating income/loss	**2 151**	**1 662**	**595**	**650**	**1 064**	**754**	**789**	**-2 087**	**-67**	**62**	**-567**	**55**	**3 966**	**1 097**
Administrative expenses	-673	-644	-491	-516	-335	-365	-90	-125	-327	-290	6	150	-1 909	-1 789
Allowances for losses on loans and advances	-1 162	-495	-41	-62	-79	-157	-206	-197	-105	-42	67	70	-1 527	-883
Net income/loss from investment securities and other items[3]	-145	-116	0	0	-12	0	-463	-898	-148	50	-89	-13	-857	-977
Operating loss/profit	**172**	**408**	**64**	**72**	**639**	**233**	**30**	**-3 308**	**-647**	**-220**	**-583**	**262**	**-327**	**-2 553**
Goodwill impairment	-519	0	0	0	0	0	0	0	0	0	0	0	-519	0
Restructuring expenses	0	0	0	0	0	0	0	0	-368	-109	0	0	-368	-109
Profit/loss before tax	**-348**	**408**	**64**	**72**	**639**	**233**	**30**	**-3 308**	**-1 015**	**-329**	**-583**	**262**	**-1 214**	**-2 662**
Income tax income/ expense													-268	550
Consolidated loss/profit for the period													**-1 482**	**-2 112**
Segment assets[4]	106 599	113 166	36 367	35 628	161 560	158 387	90 994	107 465	23 489	28 149	-7 316	4 944	411 694	447 738
Positions for which capital charges are recquired	77 092	78 156	12 864	14 059	18 382	23 207	40 301	49 713	9 487	14 988	-4 212	-2 673	153 913	177 450
Tied-up equity	5 411	5 103	924	1 001	1 527	1 675	3 190	3 210	-675	-957	-260	-373	10 117	9 659
RoE (in %)[5]	**3.2 %**	**8.0 %**	**6.9 %**	**7.2 %**	**41.8 %**	**13.9 %**	**0.9 %**	**<0 %**	**-**	**-**	**-**	**-**	**<0 %**	**<0 %**
CIR (in %)	**31.3 %**	**38.7 %**	**82.5 %**	**79.4 %**	**31.5 %**	**48.3 %**	**11.4 %**	**-**	**-**	**-**	**-**	**-**	**48.1 %**	**>100 %**

1) The net loss from hedging transactions and the net loss from financial instruments designated at fair value are shown as part of the net trading income/loss.
2) The net income from investment property is shown as part of the other operating income.
3) 'Includes the following income statement items: net loss from investment securities, net loss from profit/loss transfer agreements and net income from investments accounted for using the equity method. In 2009, the income statement results from investments accounted for using the equity method allocated to the segments totalled
4) In 2009, shares in investments accounted for using the equity method from investments allocated to the segments totalled EUR 54 million (previous year: EUR 118 million) for the Corporates segment and EUR 255 million (previous year: EUR 283 million) for the Corporate Items segment.
5) Excluding restructuring expenses and goodwill.

The results of the **LBBW Group** were marked by contrasting developments in 2009. The income of the three **operating segments** increased significantly by approximately 24% to EUR 3.8 billion. The credit substitute business also benefited from increases in value as a result of the market. However, this positive development stood in contrast to the first effects of the downturn in the real economy, reflected in a significant increase in allowances for losses in the traditional lending business. Non-recurring and one-off effects also had a negative impact. Although, these led to a year-on-year improvement in the consolidated profit before tax overall, this is still negative at EUR -1,214 million.

Operating income in the **Corporates** segment grew substantially by 29%, or EUR 489 million. This development was driven by margins widening and increased fee and commission income. Here, fees and commission from structuring and capital market financing were increasingly recognized in the form of bond and Schuldschein (German promissory note) issues. However, the economic slowdown resulted in a considerable increase in risk provisioning in this segment. Real estate, export and leverage financing were particularly affected. As a result, operating profit stood at EUR 172 million (-58%). After accounting for impairment of goodwill assigned to this segment, this resulted in a consolidated loss before taxes in 2009.

In the **Retail Clients** segment, operating income was EUR 595 million, down on the previous year's level by EUR 55 million (-8%), particularly as a result of ongoing pressure on revenues. The main reasons for this were the securities business, which was impacted by the financial market crisis and flat-rate withholding tax, and the deposit banking business affected by low interest rates. Lower net additions to allowances for losses on loans and advances (EUR -41 million/previous year: EUR -62 million) and administrative expenses which were down year-on-year were not completely sufficient to offset the fall in revenues. The consolidated profit before tax was thus EUR 64 million (previous year: EUR 72 million).

Thanks to extraordinary market situations and the expansion of the customer-driven business, the **Financial Markets** segment increased operating income by EUR 310 million to EUR 1 064 million. The main growth drivers in the customer-driven business are bond and Schuldschein (German promissory note) issues. Allowances for losses on loans and advances, which had been characterized by losses from counterparty defaults in the previous year, almost halved in the 2009 fiscal year. These developments led to a significant increase in consolidated profit before tax by approximately EUR 400 million to EUR 639 million.

The development of earnings in the **Credit Investment Portfolio/ Treasury** segment particularly benefited from considerable spread narrowing for credit derivatives and bonds. After significant burdens in the previous year, this led to considerable measurement gains and made a considerable contribution to operating income in the amount of EUR 789 million. After deducting the allowances for losses on loans and advances at the previous year's level and burdens in the net income from investment securities of approximately EUR -460 million (mainly impairments), the consolidated profit before tax totals EUR 30 million (previous year: EUR -3,308 million).

In 2009, the **Corporate Items** segment was dominated by non-recurring and one-off effects. As well as restructuring expenses in connection with the EU restructuring plan, write-downs/measurements in the investment portfolio and value adjustments in the development business of LBBW Immobilien GmbH have a particularly negative impact here.

Reconciliation of Segment Results to the Consolidated Income Statement.

In the 2009 fiscal year, the total of »Reconciliation/Consolidation« on the consolidated profit before tax amounted to EUR -570 million (previous year: EUR 328 million) and, for 2009 and 2008, is essentially due to the following issues:

More subsidiaries and equity investments are included in internal management than in the basis of consolidation according to IFRS. These companies are recognized in the management report in accordance with economic methods.

In internal management reporting, the net interest income is calculated on the basis of the »Marktzinsmethode«. Differences compared with the income statement are therefore the result of net interest income for prior periods and not IFRS-specific measurements included in internal management reporting (particularly unwinding).

The entire portfolios of the trading books are reported in the internal mark-to-market management report, while they are not measured completely at their fair value in the IFRS consolidated financial statements.

The costs of the service divisions (particularly integration-related costs in 2008) that are not allocated to the segments as part of intra-group cost allocation are shown in reconciliation.

Disclosures at Company Level.

Information on Products and Services

With regard to the allocation of income to products and services required under IFRS 8.32, please refer to the explanations entitled »Notes to the Income Statement« in the notes.

Segmentation According to Geographical Regions

The allocation of results to geographical regions is based on the head office of the branch or Group company and is as follows for the LBBW Group:

	Germany		Europe (excluding Germany)		Americas		Asia		Other/ consolidation		LBBW-Group	
EUR million	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Operating income/loss	2 906	1 743	840	-895	226	81	50	67	-56	102	3 966	1 097
Profit/loss before tax	-1 368	-1 274	195	-1 570	113	-127	21	43	-174	266	-1 214	-2 662

Notes to the Income Statement.

28. Net Interest Income.

Besides interest and current income and interest expense, net interest income includes proportionate reversals of premiums and discounts from financial instruments. The interest and dividend income and the associated refinancing expenses of financial instruments in the held for trading and designated at fair value categories are also reported under »Net interest income«. In addition, the payments to typical silent partners are reported under »Interest expense« due to the classification of silent partners' contributions as debt in accordance with IAS 32.

EUR million	2009	2008
Interest income/expense from operating activities	2621	2135
Current income	66	125
Early termination fees	73	17
Income from profit transfer/ expenses from loss absorption	18	17
Net interest income	**2778**	**2294**

The interest income/expense from operating activities for the fiscal year essentially comprises interest income from credit and money market transactions of EUR 9422 million (previous year: EUR 14552 million), interest income from fixed-income securities and book-entry securities of EUR 3922 million (previous year: EUR 7822 million), interest expense for customer deposits of EUR -5828 million (previous year: EUR -8671 million), interest expense for securitized liabilities of EUR -4528 million (previous year: EUR -7506 million) and other interest expense of EUR -1656 million (previous year: EUR -4294 million). The interest income/expense from operating activities also includes the net income/loss from finance leases (lessors) of EUR 555 million (previous year: EUR 240 million).

Of the current income, income from dividends accounts for EUR 33 million (previous year: EUR 54 million).

The net interest income as at the end of 2008 was burdened by an expense of EUR 494 million from the payment of existing silent partners' contributions and profit participation certificates. Owing to changes in assumptions about future interest and repayment cash flows, the present value of silent partners' contributions and profit participation certificates was reduced by EUR 37 million in the 2009 fiscal year. Ongoing interest on profit participation certificates and silent partners' contributions is to be distributed to creditors in later years, provided that the issues involved in the HGB net loss for 2009 have been replenished back to their nominal amount, the making good of this distribution is not contractually excluded and the issues have not been paid back in the meantime.

In the case of financial assets in the LaR category on which valuation allowances were charged, interest of EUR 85 million (previous year: EUR 70 million) was calculated in the year under review from the increase in the present value of the receivables (unwinding in accordance with IAS 39.AG93).

The net interest income includes an effect of EUR 5 million from the reclassification of securities in 2008 from trading assets to receivables.

Net interest income from financial assets and financial liabilities not recognized at fair value through profit or loss comprises the following items:

EUR million	2009	2008
Interest income	12754	21184
Interest expense	-11583	-20664
	1171	**520**

29. Allowance for Losses on Loans and Advances.

The allowance for losses on loans and advances is reported in the LBBW Group's income statement as follows:

EUR million	2009	2008
Net expense from additions including provisions for credit risks	-1 456	-830
Direct loan write-offs	-72	-63
Recoveries on loans previously written off	8	15
Other expenses from lending operations	-7	-5
Total allowance for losses on loans and advances	**-1 527**	**-883**

Owing to the economic downturn resulting from the financial market crisis, the extent of valuation allowances was negatively affected, which was reflected above all in various specific valuation allowances.
The net additions comprise additions to the allowance for losses on loans and advances of EUR -2 069 million, reversals of EUR 666 million and the net additions to provisions for credit risks of EUR -53 million.
Net additions of EUR -1 245 million related to the traditional lending business. In the 2009 fiscal year, further net additions of approximately EUR -200 million resulting from the problems in the Icelandic banking system also had a negative impact.

30. Net Fee and Commission Income.

EUR million	2009	2008
Brokerage business	226	129
Payments and international transactions	194	137
Securities and custody business	189	133
Trust activities	8	-2
Leasing	-2	-3
Lending and guarantee (aval) business	-18	100
Other	60	55
Net fee and commission income	**657**	**549**

Income from arrangement fees led to an increase in the net fee and commission income from the brokerage business. The improvement in the net fee and commission income from payments and international transactions and the securities and custody business is essentially the result of new business and higher income from the syndicate business.

The change in the lending and guarantee (aval) business was attributable, among other factors, to the guarantee commission for the risk shield in the amount of EUR -157 million that had to be paid pro rata for the first time in the second half of 2009. Other net fee and commission income mainly comprises income and expenses from asset management.
Net fee and commission income from financial assets and financial liabilities not recognized at fair value through profit or loss totals EUR 3 million (previous year: EUR 2 million).

31. Net Loss from Hedging Transactions.

The net loss from hedging transactions exclusively comprises remeasurement losses from effective hedging transactions as part of hedge accounting. The effect on profit or loss of hedging transactions not satisfying the effectiveness requirements of IAS 39 is reported under »Net trading income/loss«.

EUR million	2009	2008
Portfolio fair value hedges	25	-28
of which hedged items	-112	-465
of which hedging instruments	137	437
Micro fair value hedges	-39	3
of which hedged items	326	347
of which hedging instruments	-365	-344
Net loss from hedging transactions	**-14**	**-25**

32. Net Trading Income/Loss.

Net trading income/loss includes all gains/losses on disposal and gains or losses on the remeasurement of financial instruments held for trading. In addition, the income/loss from the currency translation of items denominated in foreign currency and the remeasurement gains/losses from economic hedging derivatives are presented under this item. The interest and dividend income from these financial instruments and the associated refinancing expenses are reported under »Net interest income«.

EUR million	2009	2008
Net loss from credit risk-related transactions	483	-1 326
Net income from economic hedging derivatives and trading derivatives	121	-25
Net loss/income from equity transactions	50	-137
Net income/loss from interest rate transactions	-34	58
Net loss/income from foreign exchange transactions	-33	-27
Net trading loss	**587**	**-1 457**

The income or loss from credit derivatives, mainly from transactions with single-name credit default swaps and credit default swaps from collateralized debt obligations, is reported under »Net income/loss from credit risk-related transactions«. »Net income/loss from credit risk-related transactions« in the 2009 fiscal year essentially includes measurement gains for credit derivatives totaling EUR 471 million.
Net loss/income from equity transactions includes realized and unrealized gains and losses from trading of equities and equity derivatives.
Net loss/income from foreign exchange transactions includes gains and losses from foreign currency spot and forward transactions, currency options, currency futures, and the translation of foreign currency assets or liabilities.
Currency translation differences recognized in income totaled EUR - 372 million (previous year: EUR - 866 million). This amount does not include the currency translation differences arising from financial instruments designated at fair value through profit or loss.
For information about the amount of the currency translation differences recognized as a separate item in equity, see Note 65.
The net income from economic hedging derivatives and trading derivatives includes, among other things, the net income/loss from the measurement of derivative financial instruments, particularly OTC interest rate derivatives that are not assigned to the trading book and do not qualify for hedge accounting.
The net income/loss from interest rate transactions resulted in particular from exchange gains and losses from transactions with bonds and other fixed-income securities and interest rate derivatives.

33. Net Income/Loss from Financial Instruments Designated at Fair Value.

Net income from financial instruments designated at fair value includes all realized and unrealized gains and losses from assets and liabilities designated at fair value. Dividends and the interest income/interest expense from trading assets designated at fair value are reported under »Net interest income«. The fee and commission payments associated with purchases and sales are reported under »Net fee and commission income«.

EUR million	2009	2008
Realized gains/losses	-56	-190
Unrealized gains/losses	231	-436
Net loss from financial instruments designated at fair value	**175**	**-626**

The change in fair value of financial liabilities designated at fair value due to credit risk changes in the unrealized gains/losses amounts to EUR - 56 million in the fiscal year under review (previous year: EUR 248 million). Of this sum, EUR - 66 million (previous year: EUR 221 million) was due to changes in connection with the measurement of LBBW's own credit rating. The credit rating-induced fair value change is calculated by netting the change in value of the structured financial instrument and the offsetting derivative. The provisions of IDW RS HFA 9 (Accounting Principle No. 9 by the Hauptfachausschuss [HFA, Auditing and Accounting Board] of the Institut der Wirtschaftsprüfer [IDW, Institute of Public Auditors in Germany]) form the basis for determining the fair value of the embedded derivative and the financial instrument.

34. Net Loss from Investment Securities.

The net loss from investment securities includes disposal and impairment losses on available-for-sale and loans and receivables securities as well as on equity investments and investments in unconsolidated companies and in companies not accounted for using the equity method. This item also includes reversals of impairment losses on investment securities following credit-based write-downs up to the amount of the amortized cost.

EUR million	2009	2008
Net gain/loss on the disposal of	-44	36
securities (AfS)	-58	29
equity investments (AfS)	14	8
other investment securities (AfS)	0	-1
Impairment losses	-353	-826
Reversals of impairment losses	20	1
Net loss from investment securities (AfS)	**-377**	**-789**
Net gain/loss on the disposal of	52	41
securities (LaR)	52	41
Impairment losses and other unrealized expenses	-469	-242
Reversals of impairment losses	22	0
Reversals of impairment losses	39	0
Net gain/loss from investment securities (LaR)	**-356**	**-201**
Total net loss from investment securities	**-733**	**-990**

The net loss from investment securities essentially includes impairments on AfS and LaR bonds and structured securities resulting from the financial market crisis, totaling EUR -492 million. In the 2009 fiscal year, impairment in the amount of EUR 474 million related to the guaranteed portfolio of securitized products. As such, the bank's first loss was fully processed on the balance sheet. As a result, further impairment from the guarantee portfolio in the amount of EUR 39 million no longer placed a burden on profits. Of the impairment (including reversals of impairment losses), EUR 245 million related to equity investments and EUR 535 million to securities. For securities, most of the impairment related to asset-backed securities (RMBS Alt-A and CDOs).

The net loss from investment securities (AfS) includes expenses of EUR 39 million (previous year: EUR 321 million) withdrawn from the revaluation reserve as part of the impairment of financial instruments and allocated to the income statement.

35. Net Income/Loss from Investments Accounted for Using the Equity Method.

EUR million	2009	2008
Current income - associates	16	12
Current income - joint ventures	0	5
Income from accounting using the equity method	16	17
Ongoing expenses - associates	-23	0
Ongoing expenses - joint ventures	1	0
Impairment - associates	-66	0
Impairment - joint ventures	-51	-1
Expenses from accounting using the equity method	-139	-1
Net income/loss from investments accounted for using the equity method	**-123**	**16**

36. Net Income from Investment Property.

EUR million	2009	2008
Rental income	130	127
Income from disposals	9	10
Income from investment property	139	137
Operating expenses for leased properties	-45	-39
Operating expenses for vacant properties	0	0
Other expenses	0	0
Expenses from investment property	-45	-39
Net income/loss from fair value changes	-13	152
Net income from investment property	**81**	**250**

The decline in the fair value measurement is mainly due to the revision of the value of the commercial portfolio of LBBW Immobilien GmbH. Furthermore, properties already in LBBW's portfolio were redesignated to investment property as the threshold of 80 % for third-party use was exceeded.
Among other factors, the parameters of adjustments of market rent, costs associated with vacancies and losses of rental income and discount rates had a significant impact on the fair value measurements.

37. Administrative Expenses.

The LBBW Group's administrative expenses comprise staff costs, other administrative expenses, as well as depreciation, amortization, and write-downs on intangible assets and property and equipment. The relevant items are broken down as follows:

EUR million	2009	2008
Wages and salaries	-810	-749
Social security contributions	-127	-112
Net additions to provisions for pensions and other post-employment benefits	-127	-111
Other expenses for pensions and other benefits	-10	-8
Expenses for pensions (defined contribution plans)	-4	-6
Other staff costs	-23	-26
Total staff costs	**-1 101**	**-1 012**
IT costs	-123	-140
Legal and consulting expenses	-120	-85
Expenses from operating leases	-85	-64
Cost of premises	-48	-74
Advertising, public relations, and representation costs	-40	-54
Association and other contributions	-41	-51
Audit costs	-11	-11
Other administrative expenses	-161	-174
Total other administrative expenses	**-629**	**-653**
Depreciation and write-downs of property and equipment	-78	-76
Amortization and write-downs of intangible assets	-101	-48
Depreciation, amortization, and write-downs	**-179**	**-124**
Total administrative expenses	**-1 909**	**-1 789**

In addition to the expenses for pensions, LBBW paid EUR 69 million in 2009 and EUR 58 million in 2008 into the German pension fund for employees and recorded this as an expense under »Social security contributions«.
The increase in staff costs was largely due to a rise in the number of employees in the group following changes in the basis of consolidation through the addition of subsidiaries to the sub-group LBBW Immobilien GmbH, the full inclusion of the employees of the former Sachsen LB for the first time and the adoption of the increase in agreed wages in the banking industry.
The expenses from operating leases mainly comprise expenses for motor vehicles, photocopiers, and fax machines. Expenses from operating leases include minimum lease payments of EUR -85 million (previous year: EUR -64 million). The leases generally do not include extension and purchase options.

As lessee, LBBW is required to make the following minimum lease payments from non-cancelable operating leases in the coming years:

EUR million	2009	2008
Up to 1 year	44	32
Between 1 and 5 years	116	72
More than 5 years	142	80
	302	**184**

The fee of EUR -11 million paid to the auditors of the financial statements that was expensed in the fiscal year comprises the following items:

EUR million	2009	2008
Audit services	-7	-7
Audit-related services	-3	-2
Tax services	-1	-1
Other services	0	-1
Total audit costs	**-11**	**-11**

Other administrative expenses include office and motor vehicle expenses of EUR 23 million (previous year: EUR 24 million) as well as postage, transportation, and communication costs of EUR 25 million (previous year: EUR 26 million).

38. Other Operating Income.

Other operating income is broken down into income and expense as follows:

EUR million	2009	2008
Income from the sale of current assets	176	506
Sales from real estate services	32	30
Income from the reversal of other provisions	28	16
Income from management of other real estate portfolios	24	31
Income from operating leases	17	15
Income from property and equipment and intangible assets	2	4
Miscellaneous operating income	107	115
Total other operating income	**386**	**717**
Impairment of inventories	-288	0
Expenses from the sale of current assets	-170	-476
Addition to other provisions	-14	-10
Expenses from property and equipment and intangible assets	-13	-2
Expenses for the management of other real estate portfolios	-12	-9
Expenses for other taxes	-7	-11
Operating expenses for achievement of fee income	-4	-7
Write-downs from operating leases	-3	-3
Miscellaneous operating expenses	-173	-88
Total other operating expenses	**-684**	**-606**
Net other operating income	**-298**	**111**

The impairment on inventories in the amount of EUR -288 million includes depreciation on undeveloped land in the amount of EUR 40 million, depreciation on land with completed and uncompleted buildings in the amount of EUR 176 million and changes to the measurement of construction preparation costs in the amount of EUR 72 million.

In the current reporting year, the figures for income and expenses from the sale of current assets and from the transfer or realization of a partial profit on commercial project developments were not comparable with those of the previous year.

Income and expenses from the management of other property portfolios relates to land and buildings intended for sale, which are reported under »Other assets« in the inventories.

Below are the minimum lease payments from non-cancelable operating leases for LBBW as lessor:

EUR million	2009	2008
Up to 1 year	7	3
Between 1 and 5 years	24	12
More than 5 years	41	23
	72	**38**

The income from items of property and equipment and intangible assets includes gains on disposals of EUR 1 million (previous year: EUR 3 million), and rental income of EUR 1 million (previous year: EUR 1 million).
At EUR 2 million (previous year: EUR 2 million), expenses from property and equipment and intangible assets relate to losses on the disposal of property and equipment.

The increase in other operating expenses was mainly linked to expenses of EUR 61 million from a legal dispute that has now been resolved.

39. Restructuring Expenses.

EUR million	2009	2008
Ongoing expenses for restructuring measures	-18	-63
Expenses from additions to provisions for restructuring expenses	-350	-46
Total restructuring expenses	**-368**	**-109**

The increase in restructuring expenses by EUR -259 million to EUR -368 million is largely due to planned restructuring measures in connection with the EU approval for the equity increase and risk shield.
Provisions for restructuring expenses were recognized in accordance with IAS 19.133 and IAS 37.72. A formal restructuring plan was submitted to the European Commission in October 2009 and accepted in December. This provides for a gradual reduction in the credit substitute business, the discontinuation of special products and the streamlining of the international network (closure of eleven European representative offices), along with the disposal of various equity investments (sale of subsidiaries in New York, Luxembourg and Ireland). Around 2 500 jobs are also to be cut across all divisions and sites. The plan is to be implemented during the period from April 2010 to December 2013. EUR 222 million was added to the provisions for restructuring expenses in connection with human resources measures and EUR 154 million in connection with material expenses. A discount effect in the amount of EUR 26 million had the opposite effect.

40. Income Taxes.

The income and expenses from income taxes is broken down as follows:

EUR million	2009	2008
Current income tax expense	-63	-7
Income/expense from prior-period income taxes	-25	-60
	-88	**-67**
of which decrease in actual income tax expense from utilization of previously unrecognized loss carry-forwards and tax credits	18	0
Expense from deferred income taxes	-180	617
of which deferred income tax expense/income from change in temporary differences	101	101
of which deferred tax expense/income from changes in tax rates	-5	-41
of which decrease in deferred income tax expense from previously unrecognized prior-period temporary differences	79	116
of which decrease in deferred income tax expense from previously unrecognized loss carry-forwards and tax credits	0	31
Total income tax income (+)/income tax expense (-)	**-268**	**550**

The following reconciliation shows the relationship between reported and expected income taxes:

EUR million	2009	2008
Consolidated profit before tax	**-1 214**	**-2 662**
Applicable tax rate	30.34%	30.36%
Expected income taxes	**368**	**808**
Tax effects		
Effect of value adjustments	-238	-30
Effect of permanent tax effects	-209	-90
Effect of non-deductible operating expenses	-209	-241
Effect of prior-period taxes recognized in the fiscal year	-96	-38
Effect of changes in tax rates	-3	-14
Effect of non-creditable income taxes (withholding taxes and foreign taxes)	-2	-6
Effect of different tax rates on deferred taxes recognized in profit or loss	9	-30
Effect of tax-free income	56	191
Effect of add-backs and deductions for trade tax and local taxes	57	-23
Effect of other differences	-1	23
Total income tax income (+)/income tax expense (-)	**-268**	**550**

The tax rate to be used for the reconciliation is calculated as the corporate income tax rate of 15% applicable in Germany at the reporting date (2008: 15%), including the solidarity surcharge of 5.5% (2008: 5.5%) and the trade tax rate (average: 14.51%, 2008: 14.53%) depending on the relevant multiplier (Hebesatz).

This results in a total domestic income tax rate of 30.34% for the Group (previous year: 30.36%).

The tax effects of value adjustments essentially comprise tax effects of EUR -280 million from unrecognized loss carry-forwards from subsidiaries and temporary differences. These are the result of corrections to loss carry-forwards from companies owing to planned disposals as part of the conditions imposed by the EU in connection with restructuring. An increase in tax loss carry-forwards for previous fiscal years had a contrary effect in the amount of EUR 41 million.
The permanent tax effects include tax effects of EUR -295 million from the amortization of permanent balance sheet effects of the purchase price allocation of the Sachsen LB Group, including write-downs on the goodwill reported at the time of acquisition, which do not affect tax.
In the 2009 fiscal year, non-tax-deductible write-downs to the going concern value were carried out for tax purposes on liquidity reserves and impairment losses were recognized for various equity investments. These were reported in the reconciliation under the »Effect of non-deductible operating expenses« item in the amount of EUR -126 million (previous year: EUR -103 million).

The effects of other non-deductible operating expenses include, in particular, tax effects arising from the balance of non-deductible »Interbranch Expenses« and tax-free »Interbranch Income« (LBBW's US facility) amounting to EUR -15 million (previous year: EUR -65 million).
Additional income tax effects amounting to EUR 9 million (previous year: EUR -31 million) arise on account of the different tax rates applicable in the individual countries where the foreign companies are located, which are between 0% and 45.96%.
The change is due to results from foreign units in countries with low tax rates.
The »Effect of tax-free income« item includes all effects from domestic and foreign companies, such as tax-free income in connection with the disposal of various interests amounting to EUR 22 million (previous year: EUR 86 million) and tax-free dividend income totaling EUR 13 million (previous year: EUR 33 million).

No deferred taxes were stated for the following loss carry-forwards:

EUR million	2009	2008
Unrecognized loss carry-forwards at the reporting date	2205	151
of which are forfeited in 2010	0	0
of which non-forfeitable	2205	151

Deferred tax assets are potential income tax benefits arising from temporary differences between the carrying amounts of the assets and liabilities in the IFRS consolidated balance sheet and the tax base. Deferred income tax liabilities are potential income taxes payable arising from temporary differences between the carrying amounts of assets and liabilities in the IFRS balance sheet and the tax base.

Deferred tax assets and liabilities were recognized in connection with the following items:

	Deferred tax assets			Deferred tax liabilities		
EUR million	2009	2008	Jan. 1, 2008	2009	2008	Jan. 1, 2008
Assets						
Loans and advances (including allowance for losses)	432	100	141	-533	-337	-223
Positive fair values from derivative hedging instruments	0	0	0	-826	-830	-132
Trading assets and financial assets designated at fair value	1 245	2 400	349	-2 097	-2 939	-1 864
Investment securities	3 463	3 405	464	-222	-314	-580
Intangible assets	4	5	2	-39	-46	-1
Property and equipment/investment property	89	48	79	-250	-250	-79
Other assets	312	383	35	-46	-6	-11
Equity and liabilities						
Liabilities	134	159	65	-4 410	-4 342	-81
Negative fair values from derivative hedging instruments	825	996	91	0	0	0
Trading liabilities and financial liabilities designated at fair value	1 229	1 512	1 600	0	0	-65
Provisions	316	205	178	-55	-43	-34
Other liabilities	610	374	55	-7	-44	0
Loss and interest carry-forwards	621	902	93	-	-	-
Tax credits	0	0	0	-	-	-
Outside basis differences	0	0	0	-	-	-
Other	0	0	31	-	-	-
Net amount	-8 171	-8 956	-2 782	8 171	8 956	2 782
	1 109	**1 533**	**401**	**-314**	**-195**	**-288**
of which changes recognized in profit or loss	-849	6 978		668	-6 364	
of which change recognized in the revaluation reserve	-355	427		-2	36	
of which change recognized in retained earnings (IAS 19)	0	0		-8	30	
of which other changes recognized directly in equity	-14	-102		16	220	
Change during the period	**-1 218**	**7 303**		**674**	**-6 078**	

The other changes recognized directly in equity are essentially due to adjustments in line with IAS 8. In the previous year, these changes were also due to the acquisition of Sachsen LB. The excess of deferred tax assets over deferred tax liabilities totals EUR 795 million (previous year: EUR 1,338 million). The utilization of this tax benefit was accounted for with a corresponding budget account based on LBBW's stable and sustainable business model.

41. Net Gains/Losses from Financial Instruments.

The net gains or losses, broken down by category according to IAS 39, comprise gains and losses on disposal, changes in fair value, impairment losses, reversals of impairment losses, and subsequent income from financial instruments already written off. They also include changes in value from economic hedging derivatives and the income/loss from the changes in the value of the hedged items from micro fair value hedges.

EUR million	2009	2008
Financial assets/liabilities held for trading	587	-1 457
Financial assets/liabilities designated at fair value through profit or loss	175	-626
Available-for-sale financial assets	27	-208
Loans and receivables	-1 872	-272
Financial liabilities measured at amortized cost	-148	-1 472

42. Impairment Losses on Financial Assets by Class.

EUR million	2009	2008
Allowances for losses on loans and advances to other banks	-210	-257
Allowances for losses on loans and advances to customers	-1 265	-608
of which receivables from finance leases	-84	-44
Investment securities (LaR)		
interest-bearing assets	-468	-241
non-interest-bearing-assets	-1	-1
Investment securities (AfS)		
interest-bearing assets	-105	-652
non-interest-bearing-assets	-248	-178
	-2258	**-1937**

Notes to the Balance Sheet.

43. Cash Reserve.

The cash reserve is composed of the following items:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Balances with central banks	1 690	3 298
Cash	147	146
Public-sector debt instruments and bills	41	36
Total cash reserve	**1 878**	**3 480**

Balances with central banks include balances with Deutsche Bundesbank (the German central bank) of EUR 1 649 million (previous year: EUR 3 137 million).

44. Loans and Advances to Other Banks.

Breakdown by Business Type.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Borrower's note loans	34 321	44 280	44 832
Money market transactions	17 965	24 614	42 922
Transmitted loans	14 994	14 392	9 895
Securities repurchase agreements	8 398	18 572	23 658
Other loans	5 991	12 098	8 118
Public-sector loans	4 898	5 156	11 449
Other loans and advances	1 520	1 150	2 703
Loans and advances to other banks	**88 087**	**120 262**	**143 577**
Allowance for losses on loans and advances	-584	-265	-15
Loans and advances to other banks after allowance for losses	**87 503**	**119 997**	**143 562**

Breakdown by Region.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Banks within Germany	73 087	89 106	97 695
Banks outside Germany	15 000	31 156	45 882
Total loans and advances to other banks	**88 087**	**120 262**	**143 577**

The considerable drop in volume was largely driven by a decline in loans, particularly in borrower's note loans, and a reduction in other receivables, particularly in securities repurchase agreements and money market transactions.
The volume reduction in this balance sheet item is linked to the high level of liquidity that became necessary in 2008 as a result of the financial market crisis, which was reduced in the 2009 fiscal year.

45. Loans and Advances to Customers.

Breakdown by Business Type.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Other loans	36082	54794	41879
Public-sector loans	31708	30595	25358
Mortgage loans	33277	12624	9886
Money market transactions	15430	16731	20174
Receivables from finance leases	9285	4466	4546
Giro receivables	4945	5472	3034
Transmitted loans	4916	4456	3010
Borrower's note loans	3111	2445	6054
Construction financing	2747	14331	14034
Other loans and advances	8132	3940	18412
Loans and advances to customers	**149633**	**149854**	**146387**
Allowance for losses on loans and advances	-3320	-2260	-1951
Loans and advances to customers after allowance for losses	**146313**	**147594**	**144436**

Breakdown by Region.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Customers within Germany	96949	95982	96648
Customers outside Germany	52684	53872	49739
Total loans and advances to customers	**149633**	**149854**	**146387**

As of December 31, 2009, LBBW as pledgee held EUR 4972 million (previous year: EUR 1021 million) in receivables from customers from genuine repurchase agreements.
The following reconciliation of the gross investment value to the present value of the minimum lease payments has been prepared for the receivables from finance leases included in the item:

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Gross investment value	**10737**	**5089**	**5122**
./. Unearned financial income	-1452	-623	-576
= Net investment value	**9285**	**4466**	**4546**
./. Present value of unguaranteed residual values	-273	-83	-27
= Present value of minimum lease payments	**9012**	**4383**	**4519**

The following overview shows the remaining maturities of the gross investment values and the present values of the outstanding minimum lease payments:

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Remaining maturity of total gross investments			
Up to 1 year	1 442	1 483	1 899
Between 1 and 5 years	4 272	3 094	3 023
More than 5 years	5 023	512	200
Remaining maturity of present values of minimum lease payments			
Up to 1 year	3 192	1 256	1 655
Between 1 and 5 years	5 486	2 713	2 699
More than 5 years	334	414	165

Gross investment in the lease is the aggregate of the minimum lease payments under a finance lease from the standpoint of the lessor and any unguaranteed residual value accruing to the lessor. Minimum lease payments are the payments over the lease term that the lessee is, or can be required, to make, as well as any guaranteed residual values.

The net investment comprises the fair value of the leased property at the inception of the lease and the capitalized initial direct costs. The net investment value is the present value of the gross investment discounted using the interest rate implicit in the lease (from the lessor's perspective).

Finance leases include full payout agreements, non-full payout agreements, and hire-purchase agreements. Depending on its form, a finance lease can be a cancelable agreement or an agreement with an option to sell. The lease payments must generally be made in advance. The lessee is obligated to insure the leased asset for the lessor's account. Regular cancellation of the lease during the lease term is not permitted. The leases can be terminated without notice by either party for cause pursuant to the legal regulations.

Loans and advances to customers include prepayments of EUR 112 million (previous year: EUR 191 million).

The volume of securities borrowed under securities lending agreements amounted to EUR 209 million (previous year: EUR 193 million).

46. Allowance for Losses on Loans and Advances.

The allowance for losses on loans and advances deducted from assets changed as follows in the year under review

	Specific/ collective valuation allowance			Portfolio valuation allowance		
EUR million	Loans and advances to other banks	Loans and advances to customers	of which from finance leases	Loans and advances to other banks	Loans and advances to customers	of which from finance leases
Balance at Jan. 1, 2009	251	1 973	117	15	306	17
Adjustment IAS 8	0	-7	0	-1	-12	0
Balance as at Jan. 1, 2009 adjusted	251	1 966	117	14	294	17
Net reversals (-)/-additions (+)	203	1 124	83	4	73	0
Utilization	-1	-104	-13	0	0	0
Exchange-rate-related and other changes	114	-23	3	-1	-10	0
Balance at Dec. 31, 2009	**567**	**2 963**	**190**	**17**	**357**	**17**

	Specific/ collective valuation allowance			Portfolio valuation allowance		
EUR million	Loans and advances to other banks	Loans and advances to customers	of which from finance leases	Loans and advances to other banks	Loans and advances to customers	of which from finance leases
Balance at Jan. 1, 2008	0	1 633	88	15	318	17
Net reversals (-)/-additions (+)	250	585	42	4	-18	2
Utilization	0	-199	-15	0	0	0
Exchange-rate-related and other changes	1	-46	2	-4	6	-2
Balance at Dec. 31, 2008	**251**	**1 973**	**117**	**15**	**306**	**17**

On the basis of maturities/repayments, securities for which no payment has been received for the nominal amount and on which there was impairment were reclassified to the portfolio of receivables. The reversal of impairment on securities of EUR 92 million was offset against impairment on the resulting receivables.

The exchange rate-related and other changes in 2009 essentially include unwinding effects totaling EUR 85 million.

The cumulative allowance for losses on uncollectible, outstanding minimum lease payments amounted to EUR -97 million as at the reporting date (previous year: EUR -63 million).

The provisions for credit risks totaled EUR 200 million (previous year: EUR 187 million).

47. Positive Fair Values from Derivative Hedging Instruments.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Positive fair values from micro fair value hedges	1 387	2 024
Positive fair values from portfolio fair value hedges	1 384	1 296
Positive fair values from cash flow hedges	28	20
Positive fair values from derivative hedging instruments	**2 799**	**3 340**

The positive fair values from derivative hedging instruments are broken down by hedged item as follows:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Assets		
Derivative hedges on loans and advances to other banks	2	5
Derivative hedges on loans and advances to customers	307	354
Derivative hedges on investment securities		
AfS category	68	523
LaR category	8	10
Liabilities		
Derivative hedges on deposits from other banks	67	54
Derivative hedges on amounts due to customers	305	334
Derivative hedges on securitized liabilities	448	479
Derivative hedges on subordinated liabilities	211	285
Derivative hedges on portfolio fair value hedges	1 384	1 296
Positive fair values from derivative hedging instruments	**2 799**	**3 340**

Interest rate swaps and cross-currency interest rate swaps were designated as hedging instruments.

48. Trading Assets, Financial Assets Designated at Fair Value and Investment Securities.

The table below illustrates the breakdown of bonds and other fixed-income securities, equities and other non-fixed-income securities, positive fair values from derivative financial instruments that do not satisfy the requirements of hedge accounting in accordance with IAS 39 and other assets included in the balance sheet items trading assets, financial assets designated at fair value, and investment securities.

Dec. 31, 2009	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Bonds and other fixed-income securities	27433	4723	87800
Money market instruments	10880	0	1082
Bonds and debentures	16553	4723	86718
Equities and other non-fixed-income securities	543	533	53
Equities	274	382	0
Investment units	267	139	35
Other securities	2	12	18
Other	3862	1354	0
Borrower's note loans	2068	783	0
Precious metals	67	0	0
Other loans and receivables	0	83	0
Miscellaneous	1727	488	0
Positive fair values from derivative financial instruments	35159	952	0
Equity investments	0	0	2359
Investments in affiliates	0	0	816
	66997	**7562**	**91028**

Dec. 31, 2008	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Bonds and other fixed-income securities	23668	5378	89754
Money market instruments	13008	0	1581
Bonds and debentures	10660	5378	88173
Equities and other non-fixed-income securities	529	639	96
Equities	279	550	11
Investment units	250	85	80
Other securities	0	4	5
Other	1617	1398	0
Borrower's note loans	1555	753	0
Precious metals	62	0	0
Other loans and receivables	0	115	0
Miscellaneous	0	530	0
Positive fair values from derivative financial instruments	37383	1101	0
Equity investments	0	0	2546
Investments in affiliates	0	0	938
	63197	**8516**	**93334**

Jan. 1, 2008	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Bonds and other fixed-income securities	34653	2624	83168
Money market instruments	20506	0	2729
Bonds and debentures	14147	2624	80439
Equities and other non-fixed-income securities	1335	953	157
Equities	369	894	7
Investment units	946	54	81
Other securities	20	5	69
Other	2721	1284	0
Borrower's note loans	2705	708	0
Precious metals	16	0	0
Other loans and receivables	0	26	0
Miscellaneous	0	550	0
Positive fair values from derivative financial instruments	12472	1042	0
Equity investments	0	0	2709
Investments in affiliates	0	0	1019
	51181	**5903**	**87053**

Under the item »Bonds and Debentures«, the investment securities include the ABS portfolio with an original nominal amount of EUR 17.6 billion, which was secured up to EUR 6.7 billion (maximum guarantee) through a guarantee structure with a guarantee company of the state of Baden-Württemberg. The securitizations in the ABS portfolio are essentially assigned to the LaR category and only to a limited extent to the AfS and FVO categories. In a more specific agreement with the guarantee company dated December 15, 2009, it was contractually agreed that the guarantee would not be utilized for defaults on structured securities in the FVO category, but that these defaults would instead be borne by the bank within the first loss in the amount of EUR 1.9 billion. The maximum guarantee therefore fulfills the requirements for recognition as a financial guarantee.

The maximum guarantee for the ABS portfolio is not an integral component of the respective financial assets. The expected default risks on the guaranteed reference assets in the LaR and AfS categories were addressed adequately through the creation of valuation allowances, taking into account the bank's first loss of EUR 1.9 billion. A refund claim was capitalized as of December 31, 2009 in the amount of the impairment exceeding the first loss, amounting to EUR 39.4 million. On the income statement, the amount of impairment and the refund claim are reported in the net loss from investment securities.

Reference assets in the FVO category are recognized at the fair value, without taking into account the securing effect of the guarantee.

The securities in the trading assets, financial assets designated at fair value and investment securities items are classified based on their marketability and stock exchange listing status as follows:

Dec. 31, 2009	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Marketable and listed securities	20244	2432	71668
Marketable and unlisted securities	7732	2810	16132
Non-marketable securities	0	14	53
	27976	**5256**	**87853**

Dec. 31, 2008	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Marketable and listed securities	17553	2782	65791
Marketable and unlisted securities	6644	3215	24037
Non-marketable securities	0	20	22
	24197	**6017**	**89850**

Jan. 1, 2008	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Marketable and listed securities	27118	2905	64621
Marketable and unlisted securities	8806	609	17555
Non-marketable securities	65	63	1149
	35989	**3577**	**83325**

Bonds and debentures in the trading assets, financial assets designated at fair value and investment securities items are divided between public-sector and other issuers as follows:

Dec. 31, 2009	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Bonds and debentures from public-sector issuers	3 634	216	5 048
Bonds and debentures from other issuers	12 919	4 507	81 670
	16 553	**4 723**	**86 718**

Dec. 31, 2008	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Bonds and debentures from public-sector issuers	2 866	210	5 661
Bonds and debentures from other issuers	7 794	5 168	82 512
	10 660	**5 378**	**88 173**

Jan. 1, 2008	Trading assets EUR million	Financial assets designated at fair value EUR million	Investment securities EUR million
Bonds and debentures from public-sector issuers	1 142	332	6 670
Bonds and debentures from other issuers	13 005	2 292	73 769
	14 147	**2 624**	**80 439**

Other loans and receivables designated at fair value relate to a maximum credit risk exposure of EUR 83 million (previous year: EUR 115 million).

In the 2009 fiscal year, securities in the trading assets item were transferred to third parties by way of securities repurchase and lending agreements. However, the resulting risk remained with the LBBW Group. For this reason, all of these securities continue to be reported at their carrying amount of EUR 18 156 million (previous year: EUR 28 690 million). The associated liabilities amount to EUR 18 156 million.

Moreover, in the 2009 fiscal year, securities reported as investment securities were transferred to third parties by way of securities repurchase and lending agreements. The risk was not transferred. Therefore, assets in the amount of EUR 5 334 million (previous year: EUR 10 402 million) continued to be carried in the balance sheet. The liabilities associated with these assets total EUR 5 334 million.

To enable it to enter into open market transactions, LBBW has pledged securities with a lending value of EUR 31 709 million (previous year: EUR 31 347 million) to the European Central Bank as collateral.

The total volume of securities lent amounted to EUR 6 527 million (previous year: EUR 581 million).

Changes in noncurrent investment securities in the 2009 and 2008 fiscal years are shown in the table below:

	Equity investments EUR million	Investments in affiliates EUR million	Total EUR million
Historical cost			
Balance at Jan. 1, 2009	2164	846	3010
Additions	24	19	43
Disposals	-64	-13	-77
Changes from currency translation	-1	0	-1
Transfers and other changes	0	-25	-25
Balance at Dec. 31, 2009	2123	827	2950
Write-downs			
Balance as at Jan. 1, 2009 adjusted	-295	-72	-367
Write-downs in the fiscal year	-211	-34	-245
Currency translation differences	6	0	6
Transfers and other changes	8	1	9
Balance at Dec. 31, 2009	-492	-105	-597
Changes in fair value			
Balance at Jan. 1, 2009	671	164	835
Adjustment in accordance with IAS 8	7	0	7
Balance as at Jan. 1, 2009 adjusted	678	164	842
Changes in fair value	50	-70	-20
Balance at Dec. 31, 2009	728	94	822
Carrying amount at Dec. 31, 2009	**2359**	**816**	**3175**

	Equity investments EUR million	Investments in affiliates EUR million	Total EUR million
Historical cost			
Balance at Jan. 1, 2008	1727	824	2551
Adjustment in accordance with IAS 8	1	0	1
Balance as at Jan. 1, 2008 adjusted	1728	824	2552
Additions	324	111	435
Disposals	-25	-47	-72
Transfers and other changes	137	-42	95
Balance at Dec. 31, 2008	2164	846	3010
Write-downs			
Balance as at Jan. 1, 2008 adjusted	-183	-95	-278
Write-downs in the fiscal year	-126	-4	-130
Transfers and other changes	14	27	41
Balance at Dec. 31, 2008	-295	-72	-367
Changes in fair value			
Balance at Jan. 1, 2008	1164	290	1454
Changes in fair value	-493	-126	-619
Balance at Dec. 31, 2008	671	164	2289
Carrying amount at Dec. 31, 2008	**2540**	**938**	**3478**

49. Investments Accounted for Using the Equity Method.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Carrying amount of associates	223	277
Carrying amount of joint ventures	50	53
Goodwill from investments accounted for using the equity method	36	71
Shares in investments accounted for using the equity method	**309**	**401**

The following table presents the aggregate assets, liabilities, revenues, and profits and/or losses for the period of the associates accounted for using the equity method:

	Dec. 31, 2009 EUR million	Dec. 31, 2008 EUR million
Total assets	14295	13816
Total liabilities	13436	13033
Total equity	859	783
Revenues	408	675
Profit or loss for the period	-5	55

Associates not accounted for using the equity method have assets totaling EUR 2 220 million, liabilities totaling EUR 1 638 million and profits for the period totaling EUR 21 million. There are the following disclosures in accordance with IAS 31.56 for the joint ventures accounted for using the equity method:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Total short-term assets	164	87
Total long-term assets	81	50
Total short-term debts	142	56
Total long-term debts	35	24
Total expenses	54	59
Total income	63	69

50. Disposal Groups Held for Sale.

The sale of various equity investments is planned as part of the restructuring of the LBBW Group. The criteria for classification according to IFRS 5 are fulfilled for the following disposal groups. LBBW initiated sale processes for two fully consolidated subsidiaries in 2009. A resolution was passed regarding this when the restructuring plan was approved by the Supervisory Board and the European Commission was informed on December 3, 2009. The contract of sale for the US broker-dealer was signed in February 2010. For the second company, an investment company based in Luxembourg, LBBW expects the transaction to be concluded in the course of 2010. The fair value minus the expected costs to sell exceeds the carrying amount of the disposal groups. As such, impairment is not necessary in connection with reclassification. Both the fully consolidated subsidiaries are allocated to the Financial Markets segment.

A subsidiary included in the sub-group LBBW Immobilien GmbH, LBBW Immobilien Luxembourg S.A., plans to sell three subsidiaries that are fully consolidated from an operational viewpoint and one company accounted for using the equity method (disposal group) in a single transaction. LBBW Immobilien Luxembourg S.A. received an offer to buy on September 30, 2009. The necessary steps for the transaction had been commenced. The sale is scheduled for April 2010. As part of the reclassification of this disposal group as held for sale, impairment of EUR 20 million was recognized in other operating expenses and a write-down of EUR 11 million was carried out on the shares in the company accounted for using the equity method. The disposal group from LBBW Immobilien Luxembourg S.A. is allocated to the Corporates segment.

The main groups of assets and liabilities classified as held for sale are as follows:

EUR million	Dec. 31, 2009
Assets	
Cash reserve	2
Loans and advances to other banks	602
Loans and advances to customers	1
Trading assets/financial assets designated at fair value	35
Investments accounted for using the equity method	5
Intangible assets	3
Income tax assets	6
Other assets	38
	692
Liabilities	
Deposits from other banks	672
Provisions	2
Other liabilities	4
	678

51. Intangible Assets.

The changes in intangible assets are shown in the following table:

	Software EUR million	Goodwill EUR million	Advance payments on intangible assets EUR million	Other intangible assets EUR million	Internally generated intangible assets EUR million	Total EUR million
Historical cost						
Balance at January 1, 2009	611	946	23	78	12	1 670
Changes in the basis of consolidation/other	1	24	0	0	0	25
Currency translation differences	0	0	0	1	0	1
Additions	77	0	16	7	0	100
Transfers	16	0	-19	0	0	-3
Disposals	-128	0	-2	-35	-12	-177
Non-current assets or disposal groups held for sale	-3	0	0	0	0	-3
Balance at December 31, 2009	**574**	**970**	**18**	**51**	**0**	**1 613**
Amortization and impairment losses/reversals of impairment losses						
Balance at Jan. 1, 2009	-485	0	0	-3	-7	-495
Changes in the basis of consolidation/other	-1	0	0	0	0	-1
Amortization	-57	0	0	-5	-2	-64
Write-downs	-11	-519	0	-26	0	-556
Disposals	122	0	0	0	9	131
Balance at Dec. 31, 2009	**-432**	**-519**	**0**	**-34**	**0**	**-985**
Carrying amounts						
Balance at Jan. 1, 2009	126	946	23	75	5	1 175
Balance at Dec. 31, 2009	142	451	18	17	0	628

	Software EUR million	Goodwill EUR million	Advance payments on intangible assets EUR million	Other intangible assets EUR million	Internally generated intangible assets EUR million	Total EUR million
Historical cost						
Balance at January 1, 2008	510	17	16	2	32	577
Changes in the basis of consolidation/other	12	0	3	44	-1	58
Currency translation differences	-1	0	0	-1	0	-2
Additions	79	929	19	33	0	1 060
Transfers	31	0	-14	0	-19	-2
Disposals	-20	0	-1	0	0	-21
Non-current assets or disposal groups held for sale	0	0	0	0	0	0
Balance at Dec. 31, 2008	**611**	**946**	**23**	**78**	**12**	**1 670**
Amortization and impairment losses/reversals of impairment losses						
Balance at Jan. 1, 2008	-455	0	0	0	-9	-464
Changes in the basis of consolidation/other	-4	0	0	0	1	-3
Currency translation differences	1	0	0	0	0	1
Amortization	-39	0	0	-3	-5	-47
Write-downs	0	0	0	0	-1	-1
Transfers	-7	0	0	0	7	0
Disposals	19	0	0	0	0	19
Balance at Dec. 31, 2008	**-485**	**0**	**0**	**-3**	**-7**	**-495**
Carrying amounts						
Balance at Jan. 1, 2008	55	17	16	2	23	113
Balance at Dec. 31, 2008	126	946	23	75	5	1 175

Goodwill.

The carrying amount of goodwill and the gross amounts and cumulative impairment developed as follows in the 2009 and 2008 fiscal years per segment:

	Corporates		Financial Markets		Total	
EUR million	2009	2008	2009	2008	2009	2008
Balance at Jan. 1	929	0	17	17	946	17
Additions	0	929	0	0	0	929
Impairment[1]	-519	0	0	0	-519	0
Changes in the basis of consolidation/other	24	0	0	0	24	0
Balance at Dec. 31	**434**	**929**	**17**	**17**	**451**	**946**
Gross amount of goodwill	953	929	17	17	970	946
Cumulative impairment	-519	0	0	0	-519	0

[1] Impairment of goodwill is reported as a separate item in the income statement.

The addition to goodwill of EUR 21 million in the Corporates segment in the 2009 fiscal year was due to the first-time consolidation of R-Procedo, which had not previously been fully consolidated for reasons of materiality, as of July 1, 2009 as part of the merger with SüdFactoring.

As part of the goodwill impairment test carried out, a write-down of EUR 519 million was carried out on goodwill in the Corporates segment. In particular, this is due to the reduction planned in the business volume in connection with the restructuring of the LBBW Group, the economic situation and increased risk costs at present as a result of the financial crisis.

There was no goodwill in segments other than those presented above.

Goodwill Impairment Test.

Two of the five segments reported goodwill at the end of 2009. Goodwill is tested for impairment in the fourth quarter of each fiscal year by comparing the recoverable amount of each cash-generating unit reporting goodwill with its carrying amount.

The carrying amount of a cash-generating unit is determined on the basis of the equity attributed to the unit.

The recoverable amount is the higher of the fair value of a cash-generating unit less sales costs and the value in use.

The goodwill impairment tests for the 2009 fiscal year led to impairment in the Corporates segment, as the recoverable amount for this cash-generating unit was lower than its carrying amount.

The goodwill impairment tests for the 2008 fiscal year did not lead to any impairment, as the recoverable amount for all cash-generating units was higher than their carrying amount.

Recoverable Amount.

In order to determine the recoverable amount, the Group initially calculated the value in use of the cash-generating unit. As this was below the carrying amount, the fair value minus sales costs was also determined in accordance with IAS 36. Our analyses showed that the fair value minus sales costs was still below the value in use, which meant that the value in use corresponded to the recoverable amount in 2009.

The value in use is the present value of the future cash flows expected to be derived from the relevant cash-generating unit. The Group's own income capitalization model is used to calculate the value in use. The special conditions of the banking business and regulatory requirements are taken into account. The model is used to calculate the present value of estimated future income that can be distributed to shareholders after the relevant regulatory capital requirements have been fulfilled.

The income capitalization model is based on profit forecasts on the basis of segment plans agreed by management for a four-year period. The earnings components that are relevant to forecasts are determined using a top-down process followed by bottom-up validation, taking into account overall economic data such as an expected gradual economic recovery and market and competition analyses specific to the business field. The profit forecasts form the basis for the derivation of a sustainable profit level, which is discounted to the reporting date using the capitalization rate. For profit forecasts going beyond the original four-year period, a constant increase is assumed. After the end of the detailed planning phase, a growth reduction of 1 % is taken into account, which is influenced firstly by the specific growth expectations of the segment and secondly by the general market environment. The present value of these profit forecasts is calculated using a perpetual annuity.

Important Assumptions and Sensitivities.

In addition to the profit forecasts, the fair value of a cash-generating unit is determined largely by the capitalization rate on which the profit forecasts are based and, to a much lesser extent, by the long-term growth discount. The capitalization rates applied were calculated on the basis of the Capital Asset Pricing Model, which includes a risk-free basic interest rate, a market risk premium and a systematic risk factor (beta factor). The following external information sources are used: the values for the risk-free basic interest rate are calculated from historical market data using the Svensson method. The market risk premium is determined using empirical data. The beta factor for presenting risks specific to LBBW is derived from beta factors for a comparable peer group specific to the sector.

The capitalization rates applied to the cash-generating units in the 2008 fiscal year were between 8.5% and 9.5%; in 2009, they were between 9.8% and 10.8%. The capitalization rates shown are post-tax interest rates. Pre-tax capitalization rates in accordance with IAS 36.55 have been calculated iteratively.

In validating the fair values calculated for the cash-generating units, the important value drivers of each cash-generating unit are reviewed each year. As a test of the resilience of the fair values calculated, the major parameters of the profit forecasts were subjected to a sensitivity test.

Sensitivity considerations relating to the goodwill allocated to the Financial Markets segment were taken into account. In view of the fact that the recoverable amount was considerably higher than the carrying amount, management is of the opinion that realistic changes to important assumptions for calculating the recoverable amount of the Financial Markets segment would not result in any impairment.

Other Intangible Assets.

Customer relationships in the amount of EUR 44 million were capitalized under other intangible assets in 2008. No further customer relationships were capitalized in 2009. The customer relationships acquired are amortized on a straight-line basis over a period of six to 16 years. Non-scheduled write-downs totaling EUR 26 million were carried out on customer relationships in the 2009 fiscal year. This is due above all to the economic situation and to the current increased risk costs as a result of the financial crisis.

52. Investment Property.

The value of investment property is assessed annually based on market value appraisals prepared by one of the Group's own experts. These figures, which are calculated internally, were verified using figures calculated by independent experts. Under certain circumstances, this 12-month period may be curtailed and a new appraisal conducted. Fair values are calculated using the discounted cash flow method or the income capitalization approach.

The calculations are based on the assumptions described as follows:

For valuation purposes, a property (building) is defined as an independent strategic cash-generating unit. The expected cash flows generated per cash-generating unit are calculated assuming income from property management. For a detailed planning period of ten years, the cash generated is calculated as the net amount of payments received and payments made in connection with management of the property. A residual value for the cash-generating unit is forecast for the end of the detailed planning period by capitalizing the cash generated in the tenth year as a perpetual annuity.

In the case of residential real estate, future income during the detailed planning period is forecast by analyzing the rent potential and risk associated with individual cash-generating units while taking into account financial and market factors, as well as the technical features of the property's equipment and fittings and its condition. In the case of subsidized properties, rent trends are simulated within the scope of the restrictions applicable to the particular subsidy. Benefits from the subsidized financing are not reflected in the fair value of the cash-generating unit, but instead in the fair value of the corresponding loan on the liability side of the balance sheet.

In the case of commercial real estate, future income during the detailed planning period is forecast based on the contractually agreed target rent or, after the contract period has expired, the property-specific market rent.

Administrative expenses are standardized at standard market rates. Costs associated with loss of rental income and selling costs are calculated at a flat rate on the basis of the target rents. Costs associated with vacancies, maintenance costs and maintenance backlogs are calculated for each specific property, supplemented by the Group's own experience if applicable. If ground rent (Erbbauzins) is to be taken into account, this is calculated individually on the basis of existing contracts.
The cash generated in each period is discounted to the valuation date by applying a property-specific market discount rate. The capitalization rate for determining the perpetual annuity is derived from the discount rate by accounting for the material valuation-relevant criteria continuing to exist after expiration of the detailed planning period, such as subsidy type, long-term potential of the macro location, and options for use by third parties, for leased buildings using premiums and discounts.
In contrast, the calculation using the income capitalization method is based on the proceeds realized.
Rental income from properties recognized as investment property totaled EUR 130 million in the 2009 fiscal year (previous year: EUR 127 million). Investment property mainly generated rental income in the 2009 fiscal year, with one immaterial exception.
The carrying amounts of the investment properties measured at fair value developed as follows in the year under review:

EUR million	2009	2008
Carrying amount at January 1	1 784	1 636
Additions	0	36
Additions from an acquisition through business combination	0	23
Disposals	-36	-53
Transfers	61	-2
Fair value changes	-48	144
Carrying amount at December 31	**1 761**	**1 784**

The reclassifications and thus also the change in fair value essentially relate to properties already in LBBW's portfolio, which were redesignated to investment property as the threshold of 80% for third-party use was exceeded. The properties were reclassified at amortized cost. After reclassification, the properties were measured at the fair value.

53. Property and Equipment.

The following table shows the changes in property and equipment:

	Land and buildings	Technical equipment and machines	Operating and office equipment	Advance payments and assets under construction	Leased assets under finance leases	Leased assets under operating leases	Total
	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million
Historical cost							
Balance at January 1, 2009	807	112	565	95	10	133	1 722
Changes in the basis of consolidation	0	0	1	0	0	0	1
Currency translation differences	0	0	0	0	0	0	0
Additions	11	8	32	57	0	1	109
Transfers	-49	1	11	-8	0	-13	-58
Disposals	0	-2	-53	-71	0	0	-126
Balance at December 31, 2009	**769**	**119**	**556**	**73**	**10**	**121**	**1 648**
Depreciation/impairment losses and reversals of impairment losses							
Balance at January 1, 2009	-294	-76	-357	0	-3	-70	-800
Depreciation	-17	-10	-49	0	-1	-3	-80
Write-downs	0	-1	0	0	0	0	-1
Transfers	28	0	0	0	0	8	36
Disposals	0	3	48	0	0	0	51
Balance at December 31, 2009	**-283**	**-84**	**-358**	**0**	**-4**	**-65**	**-794**
Carrying amounts							
Balance at January 1, 2009	513	36	208	95	7	63	922
Balance at December 31, 2009	486	35	198	73	6	56	854

	Land and buildings	Technical equipment and machines	Operating and office equipment	Advance payments and assets under construction	Leased assets under finance leases	Leased assets under operating leases	Total
	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million
Historical cost							
Balance at January 1, 2008	749	88	554	24	9	133	1 557
Changes in the basis of consolidation	59	3	17	0	0	0	79
Currency translation differences	0	0	-1	0	0	0	-1
Additions	8	20	62	81	1	0	172
Transfers	-7	3	14	-6	0	0	4
Disposals	-2	-2	-81	-4	0	0	-89
Balance at December 31, 2008	**807**	**112**	**565**	**95**	**10**	**133**	**1 722**
Depreciation/impairment losses and reversals of impairment losses							
Balance at January 1, 2008	-282	-66	-376	0	-2	-63	-789
Changes in the basis of consolidation	0	-3	-8	0	0	0	-11
Currency translation differences	0	0	1	0	0	0	1
Depreciation	-17	-8	-50	0	-1	-3	-79
Transfers	3	-1	0	0	0	-4	-2
Disposals	2	2	76	0	0	0	80
Balance at December 31, 2008	**-294**	**-76**	**-357**	**0**	**-3**	**-70**	**-800**
Carrying amounts							
Balance at January 1, 2008	467	22	178	24	7	70	768
Balance at December 31, 2008	513	36	208	95	7	63	922

The carrying amount of assets from finance lease agreements relates solely to buildings.
Dimeter Grundstücksverwaltungsgesellschaft GmbH & Co. Vermietung GmbH as the lessor and LBBW as the lessee entered into a finance lease for the WIB office building in Mainz, Germany. The lease has a term of 20 years with the conversion date fixed to August 31, 2020. The lessee has an option to buy at the end of the 10th or 15th year of the lease term when the lessee may purchase the leased office building at the present value of the rents and contributions to administrative expenses payable until the end of the lease term, plus the present value of the market value of the leased office building at the end of its lease term. At the end of the lease term, the lessee has an option to buy the leased office building at its market value.
The carrying amounts of assets leased under operating leases, which mainly constitute agreements concerning leasing of LBBW's own properties and buildings, are broken down as follows:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Land	18	21
Buildings	38	42
Leased assets under operating leases	**56**	**63**

54. Income Tax Assets.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Current income tax assets	700	803	684
Deferred income tax assets	1 109	1 533	401
Total income tax assets	**1 809**	**2 336**	**1 085**

Of the current income tax assets, EUR 700 million is due within one year (previous year: EUR 803 million). Deferred income tax assets in the amount of EUR 1 109 million have a term of over 12 months (previous year: EUR 1 533 million).
For a detailed description of income tax assets, see the information under Note 40.

55. Other Assets.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Inventories	1 140	1 206
Receivables from tax authorities	76	18
Prepaid expenses	17	20
Investment income received in the same period	12	15
Other	120	166
Total other assets	**1 365**	**1 425**

The receivables are recognized at amortized cost.

The inventories can be broken down as follows:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Land and land rights, without buildings	82	292
Land and land rights, with buildings in progress	586	419
Land and land rights, with finished buildings	217	276
Work in progress and development measures	227	192
Other inventories	28	27
Total inventories	**1 140**	**1 206**

The additions to the inventories from reclassifications from intangible assets and property and equipment (construction preparation costs) and changes in the scope of consolidation were more than offset by impairment in the amount of EUR 288 million (previous year: 0) and reclassifications in accordance with IFRS 5 in the amount of EUR 38 million. This led to an overall reduction in inventories of EUR 66 million. The carrying amount of inventories recognized at fair value less costs to sell is EUR 2 million (previous year: EUR 3 million). In the fiscal year, borrowing costs for inventories were capitalized in the amount of EUR 12 million (previous year: EUR 14 million).
»Other assets« includes assets amounting to EUR 56 million (previous year: EUR 137 million) with a term of more than 12 months.

56. Deposits from Other Banks.

Deposits from other banks comprise the following items:

Breakdown by Business Type.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Money market transactions	39 485	43 087	85 434
Securities repurchase agreements	37 203	42 523	32 027
Öffentliche Namenspfandbriefe (public-sector registered covered bonds) issued	7 428	7 476	7 462
Borrower's note loans	4 304	8 489	11 756
Giro liabilities	1 039	1 575	801
Hypotheken-Namenspfandbriefe (mortgage-backed registered covered bonds) issued	885	891	1 121
Leasing business	354	375	412
Other deposits from other banks	36 838	35 597	18 346
Total deposits from other banks	**127 536**	**140 013**	**157 359**

Breakdown by Region.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Banks within Germany	92 486	96 103	106 364
Banks outside Germany	35 050	43 910	50 995
Total deposits from other banks	**127 536**	**140 013**	**157 359**

57. Amounts due to Customers.

Amounts due to customers comprise the following items:

Breakdown by Business Type.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Money market transactions	29174	29134
Giro liabilities	22734	16631
Öffentliche Namenspfandbriefe (public-sector registered covered bonds) issued	17241	17298
Borrower's note loans	12446	15740
Savings deposits	6303	4937
Securities repurchase agreements	5777	303
Hypotheken-Namenspfandbriefe (mortgage-backed registered covered bonds) issued	1520	1527
Other amounts due to customers	10017	17662
Total amounts due to customers	**105212**	**103232**

Breakdown by Region.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Customers within Germany	87761	88014
Customers outside Germany	17451	15218
Total amounts due to customers	**105212**	**103232**

58. Securitized Liabilities.

Securitized liabilities mainly comprise issued bonds and other liabilities securitized in the form of transferable instruments.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Other bonds	50777	53834	48195
Pfandbriefe (covered bonds)	42168	51346	55282
Money market instruments	4077	17140	23397
Other securitized liabilities	3046	0	0
Total securitized liabilities	**100068**	**122320**	**126874**

In accordance with IAS 39, the own bonds held by the LBBW Group amounting to a nominal EUR 15 609 million (previous year: EUR 17 384 million) were deducted from the bonds issued. The following table provides an overview of LBBW's material issues:

	Quantity	Volume EUR million	New issues in 2009 EUR million
Pfandbriefe (covered bonds)	154	7185	6400
Other bearer bonds	3761	326424	13038
Material issues in 2009	**3915**	**333609**	**19438**

	Quantity	Volume EUR million	New issues in 2007 EUR million
Pfandbriefe (covered bonds)	36	1767	1805
Other bearer bonds	2705	135523	34681
Material issues in 2008	**2741**	**137290**	**36486**

In the 2009 fiscal year, covered bonds and other bearer bonds totaling EUR 39 990 million (previous year: EUR 49 524 million) were repaid in the LBBW Group.

59. Negative Fair Values from Derivative Hedging Instruments.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Negative fair values from micro fair value hedges	2513	3191
Negative fair values from portfolio fair value hedges	1294	1443
Negative fair values from derivative hedging instruments	**3807**	**4634**

The negative fair values from derivative hedging instruments are broken down by hedged item as follows:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Assets		
Derivative hedges on loans and advances to other banks	59	97
Derivative hedges on loans and advances to customers	455	602
Derivative hedges on investment securities		
AfS category	1306	1448
LaR category	209	114
Liabilities		
Derivative hedges on deposits from other banks	154	174
Derivative hedges on amounts due to customers	0	14
Derivative hedges on securitized liabilities	330	742
Derivative hedges on portfolio fair value hedges	1294	1443
Negative fair values from derivative hedging instruments	**3807**	**4634**

60. Trading Liabilities and Financial Liabilities Designated at Fair Value.

The table below illustrates the breakdown of negative fair values of the derivative financial instruments in the trading book and economic hedges that do not qualify for hedge accounting in accordance with IAS 39, delivery obligations from short sales of securities and other financial liabilities in connection with the balance sheet items Trading Liabilities and Financial Liabilities Designated at Fair Value.

	Trading liabilities			Financial liabilities designated at fair value	
EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008	Dec. 31, 2009	Dec. 31, 2008
Negative fair values from trading derivatives and economic hedging derivatives	35205	38116	13257	583	1049
Delivery obligations from short sales of securities	355	1004	1256	0	0
Securitized liabilities	0	0	0	6245	7581
Borrower's note loans	0	0	0	3606	4506
Other financial liabilities	1134	908	769	1937	2169
	36694	**40028**	**15282**	**12371**	**15305**

The negative fair values from trading derivatives and economic hedging derivatives were reduced year-on-year. This is largely due to the development of OTC interest rate derivatives, foreign currency transactions and OTC credit derivatives.
The cumulative change in fair value of financial liabilities designated at fair value due to credit risk changes amounts to EUR 217 million (previous year: EUR 274 million). The difference between the fair value and the amount contractually payable upon maturity is EUR -40 million (previous year: EUR -273 million).

61. Provisions.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Provisions for pensions	1505	1487
Other provisions	869	493
Total provisions	**2374**	**1980**

Provisions for Pensions.

Provisions for pensions and other post-employment benefits primarily consist of provisions for the obligation to pay company pensions based on direct pension commitments. The nature and amount of the pension payments to employees entitled to pension benefits are governed by the applicable pension rules (including pension guidelines and agreements), which depend largely on the date that employment commenced. The provisions for pensions changed as follows:

	Vested benefits of active/former employees and retirees	
EUR million	2009	2008
Balance at January 1	1 487	1 305
Utilization/pension benefit payments	-69	-69
Reversals	-1	-1
Additions	127	112
Changes in the basis of consolidation	0	34
Actuarial gains/losses recognized directly in equity	-39	99
Other changes	0	7
Balance at December 31	**1 505**	**1 487**

Gains recognized in profit or loss are reported under the staff costs item as part of administrative expenses.

EUR million	2009	2008
Current service cost	-41	-38
Interest expense	-94	-82
Expected return on plan assets	8	9
Other income and expenses	0	0
Additions to/reversals of provisions for pensions and other post-employment benefits	**-127**	**-111**

The present value of the defined benefit plan obligations changed as follows:

EUR million	2009	2008
Balance at January 1	1 687	1 509
Current service cost	41	38
Interest expense	94	82
Actuarial gains and losses	-4	95
Pension benefits paid	-78	-78
Business combinations	-13	41
Balance at December 31	**1 727**	**1 687**

Obligations under defined benefit plans were calculated using the following actuarial assumptions:

%	Dec. 31, 2009	Dec. 31, 2008
Discount rate	5.25	5.75
Expected return on plan assets	5.25	5.75
Expected return on refund claims	0.0	0.0
Expected rate of salary increase	2.5	3.0
Expected rate of pension increase	2.0	2.5
Career dynamics	0.5	0.5
Employee turnover	5.0	3.0

Life expectancy, marriage probability and disability were calculated using the 2005 Heubeck mortality tables. Commencement of retirement is determined using the retirement age in accordance with actuarial assumptions.
The fair value of plan assets consists of the following at year end:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Equities and investment funds	219	206
Time deposits and other cash and cash equivalents	5	5
Other assets	4	4
Fixed-income securities	3	3
	231	**218**

None of the above assets are used directly by the LBBW Group. The expected long-term return on plan assets is based on expected long-term inflation rates, interest rates, risk premiums, and the target allocation of plan assets. These estimates also take into account the historical returns of individual asset classes and are calculated in conjunction with the investment advisors and retirement planning experts.

The fair value of plan assets changed as follows during the fiscal year:

EUR million	2009	2008
Balance at January 1	218	229
Expected return on plan assets	8	9
Actuarial gains or losses	13	-12
Employer contributions	1	2
Pension benefits paid	-9	-9
Business combinations	0	-1
Balance at December 31	**231**	**218**

Actual expenses/returns on plan assets amounted to EUR 21 million in the year under review (previous year: EUR -3 million).
The present value of defined benefit obligations and the fair value of plan assets can be reconciled with the assets and liabilities as reported in the balance sheet as follows:

EUR million	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Jan. 1, 2006
Present value of defined benefit obligations	1 725	1 687	1 509	1 677	1 107
of which present value of defined benefit obligations from unfunded plans	1 503	1 483	1 304	1 412	-
of which present value of defined benefit obligations from wholly or partially funded plans	222	205	205	265	-
Fair value of plan assets	-231	-218	-229	-225	-222
Obligations not covered by plan assets	1 494	1 469	1 280	1 452	885
Actuarial gains or losses not recognized	1	1	0	0	0
Assets not recognized due to limitation under IAS 19.58 (b)	10	17	25	0	0
Defined benefit plan assets/liabilities	**1 505**	**1 487**	**1 305**	**1 452**	**885**

The experience adjustments are listed in the following table:

EUR million	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Jan. 1, 2006
Experience adjustments (expense (-)/income (+)) on liabilities	-14	-25	-4	-	-
Experience adjustments (expense (-)/income (+)) on assets	-13	-12	-4	-	-

The following overview shows the sensitivity of the pension obligation as at December 31, 2009 with regard to each isolated change to important assumptions.
A change in the individual parameters of 0.25 percentage points would have had the following impact on the pension obligation at the end of the fiscal year under review, if all other assumptions remained constant:

EUR million	Increase of 0.25% points	Decrease of 0.25% points
Defined-benefit pensions		
Change in calculatory interest rate	-46	48
Change in expected income development	23	-23
Change in expected pension growth	32	-31

The actuarial reports required for measurement of plan assets, pension obligations and sensitivity analyses were prepared by the actuary Rauser as of December 31, 2009 and December 31, 2008.
Pension provisions are generally long-term liabilities.

Other Provisions.
The »Other provisions« item consists of the following:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Other personnel-related provisions	142	167
Provisions for credit risks	200	187
Other provisions	527	139
Total other provisions	**869**	**493**

The following table shows changes in other provisions in the year under review:

	Other personnel-related provisions EUR million	Provisions for credit risks EUR million	Other provisions EUR million	Total EUR million
Balance at January 1, 2009	167	187	139	493
Utilization	-41	-23	-23	-87
Reversals	-8	-61	-19	-88
Additions	24	114	454	592
Transfers	0	-3	2	-1
Discount on non-current provision	0	-14	-26	-40
Balance at December 31, 2009	**142**	**200**	**527**	**869**

	Other personnel-related provisions EUR million	Provisions for credit risks EUR million	Other provisions EUR million	Total EUR million
Balance at January 1, 2008	167	150	70	387
Adjustment IAS 8	-4	0	0	-4
Balance at January 1, 2008 adjusted	**163**	**150**	**70**	**383**
Utilization	-41	-7	-15	-63
Reversals	-20	-78	-10	-108
Additions	33	131	85	249
Transfers	-7	2	-1	-6
Discount on non-current provision	0	-25	0	-25
Changes in the basis of consolidation	39	14	10	63
Balance at December 31, 2008	**167**	**187**	**139**	**493**

Other personnel-related provisions mainly consist of provisions for early retirement and part-time work for older employees amounting to EUR 75 million (previous year: EUR 101 million). Other provisions include provisions for restructuring measures totaling EUR 393 million (previous year: EUR 47 million), provisions for litigation and recourse risks of EUR 32 million (previous year: EUR 17 million) and provisions for bonuses of EUR 9 million (previous year: EUR 9 million).
In total, provisions with a term of over 12 months worth EUR 40 million (previous year: EUR 25 million) were discounted.

The Group is faced with various legal proceedings and court actions arising in the ordinary course of business. Provisions were recognized for the risks involved if the management and the Group's legal advisers deem payments to be made by LBBW likely and the amounts involved can be estimated with sufficient reliability. There are other legal disputes where the management/the Board of Managing Directors, after consultation with its legal advisers, hold the view that the final settlement of these disputes does not affect the present consolidated financial statements in any material way.

62. Income Tax Liabilities.

Income tax liabilities include income taxes for the current and previous periods payable, but not yet paid, as of the balance sheet date.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Current income tax liabilities	312	398	318
of which provisions for income taxes	287	366	317
of which income tax liabilities to tax authorities	25	30	1
Deferred income tax liabilities	314	195	288
Total income tax liabilities	**626**	**593**	**606**

Of the current income tax liabilities, EUR 312 million is due within one year (previous year: EUR 398 million). Deferred income tax liabilities in the amount of EUR 314 million have a term of over 12 months (previous year: EUR 195 million). For a detailed description of income tax liabilities, see Note 40.

63. Other Liabilities.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Liabilities from other taxes	165	140	150
Liabilities from employment contracts	125	98	123
Trade payables	59	86	58
Deferred income	45	72	51
Other	249	322	581
Total other liabilities	**643**	**718**	**963**

Other liabilities with a maturity of over 12 months totaled EUR 91 million (previous year: EUR 90 million).

64. Subordinated Debt.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Subordinated liabilities	4844	5223
Capital generated from profit participation certificates	1372	2109
Typical silent partners' contributions	4441	4843
Total subordinated debt	**10657**	**12175**

Subordinated debt includes accrued interest payments not yet due amounting to EUR 370 million (previous year: EUR 567 million).
In the event of insolvency proceedings or liquidation, the reported subordinated debt may not be repaid until all non-subordinated creditors have been satisfied.
Capital generated by profit participation certificates and silent partners' contributions are reported on the balance sheet on the basis of altered interest and repayment cash flows (net loss for the year in accordance with HGB) at the adjusted present value or, in the case of extended issues, at the fair value. The adjustment of the present value for silent partners' contributions and profit participation certificates is recognized in the net interest income in the amount of EUR 37 million. Interest is paid later if provided for in the contracts and as long as the issue does not mature in the meantime. A corresponding liability is therefore recorded for this. Premiums/discounts, corrections to the carrying amounts of issues taken up by SLB and measurements are also reported under this item.

Subordinated Liabilities.
The following subordinated liabilities (including subordinated liabilities designated at fair value) exist at the balance sheet date, broken down according to product type:

	Dec. 31, 2009			Dec. 31, 2008		
EUR million	Capital	Interest accrued in year under review	Total	Capital	Interest accrued in year under review	Total
Subordinated DM/EUR registered securities/ bonds	2181	34	2215	3013	40	3053
Subordinated DM/EUR borrower's note loans	1685	31	1716	1554	30	1584
Subordinated foreign currency bonds	1357	20	1377	1375	19	1394
	5223	**85**	**5308**	**5942**	**89**	**6031**

The interest expense on subordinated liabilities (including subordinated liabilities designated at fair value) is EUR 252 million (previous year: EUR 294 million).

Capital Generated from Profit-participation Rights.

With the exception of issues maturing in under two years, capital generated from profit participation certificates fulfills the conditions of § 10 (5) KWG (German Banking Act) and is thus included in supplementary capital in accordance with § 10 (2b) KWG.

The terms of material profit participation certificates (including profit participation certificates designated at fair value) were as follows as of the balance sheet date:

Participation rights in bearer form.

Year of issue	Nominal amount Dec. 31, 2009 EUR million	Interest rate in % p.a.	Maturity
2001	129	6.5	2011
2001	50	6.75	2010
2001	100	6.6	2011
2001	20	6.65	2011
2001	85	6.85	2014
2002	153	6.5	2012

Participation rights in registered form.

Year of issue	Nominal amount Dec. 31, 2009 EUR million	Interest rate in % p.a.	Maturity
Companies	1 142	5.625 - 7.23	to 2022
Banks	99	5.85 - 6.63	to 2020

The net interest income for capital generated by profit participation certificates (including profit participation certificates designated at fair value) for 2009 totaled EUR 45 million (income; previous year's expense: EUR 163 million). This effect was primarily the result of the present value of the altered cash flows, maturities in 2009 and the making good of distributions for issues by SLB in 2008.

Typical Silent Partners' Contributions.
With the exception of issues maturing in under two years, typical silent partners' contributions fulfill the conditions of § 10 (4) KWG (German Banking Act) and are thus included in core capital in accordance with § 10 (2a) KWG.
At the end of the year under review, the following material contributions had been made by silent partners:

Maturity	Payout in % of the nominal amount	Nominal amount Dec. 31, 2009 EUR million	Nominal amount Dec. 31, 2008 EUR million
19. 4.1999 - 31.12.2009	5.86 - 6.08	74.5	104.5
1.12.1999 - 31.12.2010	7.4	5.0	5.0
8. 9.1999 - 31.12.2011	7.03 - 7.84	80.0	80.0
28. 5.1999 - 31.12.2011	5.87	102.0	102.0
1. 1.2003 - 31.12.2012 [1]	5.79	55.5	55.5
1. 1.2004 - 31.12.2013 [1]	5.69	14.9	14.9
14. 7.1999 - 31.12.2013	7.26	16.4	16.4
16. 4.1999 - 31.12.2014	6.17 - 6.75	89.0	89.0
1. 1.2005 - 31.12.2014 [1]	4.96	64.7	64.7
23.11.1999 - 31.12.2015	7.76	40.0	40.0
1. 1.2006 - 31.12.2015 [1]	4.69	19.5	19.5
8.12.1999 - 31.12.2016	7.8 - 8.0	64.5	64.5
15.11.1999 - 31.12.2019	7.87	10.0	10.0
25. 4.1999 - 31.12.2019 [2]	5.92	30.0	0.0
5. 1.2000 - 31.12.2020	8.25	30.0	30.0
19. 5.1999 - 31.12.2024	7.11	20.0	20.0
13. 7.2001 - 31.12.2026	5.226	15.0	15.0
1.10.1999 - 31.12.2029	8.03 - 8.2	49.0	49.0
10. 3.2000 - 31.12.2030	8.05 - 8.25	10.0	10.0
2. 7.2001 - 31.12.2031	8.46	20.0	20.0
permanent	7.05	222.7	222.7
permanent [3]	5.8625	766.9	766.9
permanent (nominal amount USD 197.5 million)	6.8	137.9	139.4
permanent	6.36	790.0	790.0
permanent	5.98	1 210.0	1 210.0
permanent (nominal amount USD 302.5 million)	6.34	211.2	213.5
permanent	6.71	200.0	200.0
		4 348.6	**4 352.4**

[1] The earliest maturity date, taking into account a two-year notice period prior to the end of the calendar year and a waiting period, if any.
[2] Early renewal of silent partners' contributions.
[3] Interest rate adjustment during the calendar year (average interest rate for 2009 is given).

The silent partners share any net accumulated loss suffered by LBBW up to the full amount less their repayment claims. The net interest income for silent partners' contributions for 2009 totaled EUR 19 million (expense; previous year's expense: EUR 284 million). This effect was primarily the result of the present value of the altered cash flows and the making good of distributions for issues by SLB in 2008.

65. Equity.

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Ordinary share capital	2584	1420	1420
Share premium	6910	3074	3074
Retained earnings	2922	5072	4818
Net income recognized directly in equity	-439	-1438	648
Net retained profit/loss	-1483	-2088	370
Minority interest	12	20	136
Total equity	**10506**	**6060**	**10466**

LBBW's fully paid-in ordinary share capital was held in the year under review by the State of Baden-Württemberg (19.6%), the City of Stuttgart (18.9%), Sparkassenverband Baden-Württemberg (Savings Bank Association of Baden-Württemberg) (including equity investments held by savings banks in Baden-Württemberg: 40.6%), Landeskreditbank Baden-Württemberg (2.7%), and Landesbeteiligungen Baden-Württemberg GmbH (18.2%).
The share premium is composed of the amount received in excess of the (arithmetical) nominal value when shares are issued (offering premium) and the proceeds from the issue of bonds, conversion rights and options to buy shares, as well as additional payments made by shareholders in return for preference rights attached to their shares and other payments made by shareholders towards equity.
In addition to transfers from LBBW's consolidated loss/profit for the period, the retained earnings include the Group's share in the net retained profits/net accumulated losses of the consolidated subsidiaries to the extent these profits were generated since the inclusion of such subsidiaries in the basis of consolidation. In addition, retained earnings include the cumulative effects of consolidation, adjustments arising from the first-time adoption of IFRSs and currency adjustments. Adjustments to retained earnings due to first-time IFRS adoption include only those changes in fair value of transactions that would otherwise have been recognized through profit or loss. Other reserves also include accumulated actuarial gains or losses amounting to EUR 99 million (previous year: EUR 89 million).
Changes in the fair values of AfS financial instruments are recognized in the revaluation reserve for AfS financial instruments. In addition, the revaluation reserve also includes the offsetting item from the recognition of deferred tax assets or liabilities on measurement differences in equity. This item also includes the losses attributable to the minority interests in accordance with IAS 27.35.

EUR million	2009	2008
Balance at January 1	-1467	588
Adjustments in accordance with IAS 8	7	4
Change in fair value	915	-3081
Change in basis of consolidation	-5	-235
Transfers to profit or loss	397	794
Deferred tax assets/liabilities recognized directly in equity	-357	463
Balance at December 31	**-510**	**-1467**

The remeasurement gain or loss from cash flow hedges includes the share of the profit or loss. In addition, the offsetting item from the recognition of deferred tax assets or liabilities on cash flow hedges is included in this item. Cash flows from variable interest bonds with maximum maturities of 5 years and average maturities of approximately 2.5 years were hedged.
The balance of currency translation differences arising due to capital consolidation is allocated to the currency translation reserve. These amounts arise from the translation of the financial statements of a foreign operation into the reporting currency.
Instead of the consolidated loss/profit for the period, consolidated net retained loss/profit is reported in equity due to the fact that the consolidated balance sheet is prepared after part of the profit has been appropriated.
In addition to the shareholders of the parent company, there are other shareholders who hold interests in its subsidiaries' equity (50% < interest held by the parent company < 100%). These minority interests are included in the »Equity« item of the consolidated balance sheet.

Taxes totaling EUR 118 million (previous year: EUR 485 million) are recognized directly in equity.
With respect to equity, there are no distribution restrictions imposed on the share premium. The effects of the first-time adoption of IFRSs and of deferred taxes are not distributable from retained earnings.

66. Fair Value of Financial Instruments.

The following table shows a comparison of the carrying amounts and the fair values of financial instruments.

Assets

EUR million	Dec. 31, 2009 Carrying amount	Dec. 31, 2009 Fair Value	Dec. 31, 2008 Carrying amount	Dec. 31, 2008 Fair Value	Jan. 1, 2008 Carrying amount	Jan. 1, 2008 Fair Value
Cash reserve	1 878	1 878	3 480	3 480	1 477	1 477
Assets carried at amortized cost						
Loans and advances to other banks after allowance for losses	87 503	88 343	119 997	117 899	143 562	142 108
Loans and advances to customers after allowance for losses	146 313	149 623	147 594	152 554	144 436	146 083
Investment securities						
Interest-bearing assets	46 219	43 779	38 394	33 471	1 237	1 237
Non-interest-bearing assets	5	38	25	27	9	9
Assets carried at fair value						
Investment securities						
Interest-bearing assets	41 817	41 817	51 595	51 595	82 187	82 187
Non-interest-bearing assets	2 987	2 987	3 320	3 320	3 620	3 620
Positive fair values from derivative hedging instruments	2 799	2 799	3 340	3 340	5 002	5 002
Trading assets	66 997	66 997	63 197	63 197	51 181	51 181
Financial assets designated at fair value	7 562	7 562	8 516	8 516	5 903	5 903
Portfolio hedge adjustment attributable to assets	196	196	237	237	-396	-396

Liabilities

EUR million	Dec. 31, 2009 Carrying amount	Dec. 31, 2009 Fair Value	Dec. 31, 2008 Carrying amount	Dec. 31, 2008 Fair Value	Jan. 1, 2008 Carrying amount	Jan. 1, 2008 Fair Value
Liabilities carried at amortized cost						
Deposits from other banks	127 536	128 947	140 013	142 422	157 359	155 191
Due to customers	105 212	107 810	103 232	106 270	96 451	97 925
Securitized liabilities	100 068	102 189	122 320	124 121	126 874	126 429
Subordinated debt	10 657	9 185	12 175	12 719	11 465	11 307
Liabilities carried at fair value						
Negative fair values from derivative hedging instruments	3 807	3 807	4 634	4 634	5 501	5 501
Trading liabilities	36 694	36 694	40 028	40 028	15 282	15 282
Financial liabilities designated at fair value	12 371	12 371	15 305	15 305	17 220	17 220
Portfolio hedge adjustment attributable to liabilities	522	522	680	680	-476	-476

The following table shows the carrying amounts of financial instruments designated at fair value, divided into the three categories in the fair value hierarchy:

Fair value (gross), December, 31, 2009.

	Quoted prices in active markets		Measurement method - externally observable parameters		Measurement method - no externally observable parameters	
	EUR million	%	EUR million	%	EUR million	%
Positive fair values from derivative hedging instruments	0	0.0	2799	4.7	0	0.0
Trading assets	16327	29.4	50561	84.5	109	1.6
Financial assets designated at fair value	1978	3.7	2080	3.5	3504	51.4
Investment securities (AfS)	37230	67.0	4366	7.3	3208	47.0
Total assets	**55535**	**100.0**	**59806**	**100.0**	**6821**	**100.0**
Negative fair values from derivative hedging instruments	1	0.0	3806	7.8	0	0.0
Trading liabilities	2106	100.0	34254	69.7	334	21.0
Financial liabilities designated at fair value	0	0.0	11113	22.6	1258	79.0
Total liabilities	**2107**	**100.0**	**49173**	**100.0**	**1592**	**100.0**

The »Measurement method - externally observable parameters« column includes certain commercial papers measured using models (EUR 9594 million; previous year: EUR 12740 million). The reduction in the commercial papers is largely due to the decrease in interbank money market transactions.

Changes in the portfolios of financial instruments measured at fair value, which were calculated using valuation models and include material non-observable parameters (group 3) were as follows:

EUR million	Trading assets	Financial assets designated at fair value	Financial assets designated at fair value: from interest-bearing assets	Financial assets designated at fair value: from non-interest-bearing assets	Positive fair values from derivative hedging instruments
Balance at January 1, 2009	1 413	1 589	2 453	3 119	453
All profits and losses recognized in the consolidated profit/loss for the period[1]	-50	298	-128	-219	0
All income and expenses recognized in equity[1]	0	0	41	-80	0
Additions through acquisitions[2]	11	33	126	43	0
Additions through issues	0	5	0	0	0
Disposals through sales[2]	-1 226	-337	-462	-99	-453
Repayments/offsetting	-45	-499	-405	-3	0
Transfers to level 3[3]	6	2 686	391	-782	0
Transfers from level 3	0	-271	-778	-9	0
Balance at December 31, 2009	**109**	**3 504**	**1 238**	**1 970**	**0**

[1] Profits/losses: change to measurement and interest accruals for transactions which are level 3 at the start and end of the year.
[2] Additions at value as at reporting date and disposals at value of opening balance
[3] Transfers are primarily attributable to differences in level allocation compared with the voluntary disclosures on the fair value hierarchy used in the previous year.

EUR million	Trading liabilities	Financial liabilities designated at fair value
Balance at January 1, 2009	-841	-6
All profits and losses recognized in the consolidated profit/loss for the period[1]	168	-186
All income and expenses recognized in equity[1]	0	0
Additions through acquisitions[2]	-9	-3
Additions through issues	0	-26
Disposals through sales[2]	310	6
Repayments/offsetting	38	184
Transfers to level 3[3]	0	-1 227
Transfers from level 3	0	0
Balance at December 31, 2009	**-334**	**-1 258**

[1] Profits/losses: change to measurement and interest accruals for transactions which are level 3 at the start and end of the year.
[2] Additions at value as at reporting date and disposals at value of opening balance.
[3] Transfers are primarily attributable to differences in level allocation compared with the voluntary disclosures on the fair value hierarchy used in the previous year.

In summary, all profits and losses recorded in the consolidated profit/loss for the period were reflected in the net interest income at EUR -9 million, in the net trading income/loss at EUR 110 million, in the net income/loss from financial instruments designated at fair value at EUR 114 million and in the net income/loss from investment securities at EUR -331 million.
There were no significant transfers between measurement levels 1 and 2 in relation to the total portfolio of financial instruments.

67. Reconciliation of Carrying Amounts to IAS 39 Categories.

December 31, 2009.

	Loans and Receivables EUR million	Available for Sale EUR million	Held for Trading EUR million	Fair value option EUR million	Other Liabilities EUR million	Total EUR million
Loans and advances to other banks after allowance for losses	87503	0	0	0	0	87503
Loans and advances to customers after allowance for losses	146313	0	0	0	0	146313
Trading assets	0	0	66997	0	0	66997
Financial assets designated at fair value	0	0	0	7562	0	7562
Investment securities	46224	44804	0	0	0	91028
Deposits from other banks	0	0	0	0	127536	127536
Due to customers	0	0	0	0	105212	105212
Securitized liabilities	0	0	0	0	100068	100068
Trading liabilities	0	0	36694	0	0	36694
Financial liabilities designated at fair value	0	0	0	12371	0	12371
Subordinated debt	0	0	0	0	10657	10657

December 31, 2008.

	Loans and Receivables EUR million	Available for Sale EUR million	Held for Trading EUR million	Fair value option EUR million	Other Liabilities EUR million	Total EUR million
Loans and advances to other banks after allowance for losses	119997	0	0	0	0	119997
Loans and advances to customers after allowance for losses	147594	0	0	0	0	147594
Trading assets	0	0	63197	0	0	63197
Financial assets designated at fair value	0	0	0	8516	0	8516
Investment securities	38419	54915	0	0	0	93334
Deposits from other banks	0	0	0	0	140013	140013
Due to customers	0	0	0	0	103232	103232
Securitized liabilities	0	0	0	0	122320	122320
Trading liabilities	0	0	40028	0	0	40028
Financial liabilities designated at fair value	0	0	0	15305	0	15305
Subordinated debt	0	0	0	0	12175	12175

January 1, 2008.

	Loans and Receivables EUR million	Available for Sale EUR million	Held for Trading EUR million	Fair value option EUR million	Other Liabilities EUR million	Total EUR million
Loans and advances to other banks after allowance for losses	143 562	0	0	0	0	143 562
Loans and advances to customers after allowance for losses	144 436	0	0	0	0	144 436
Trading assets	0	0	51 181	0	0	51 181
Financial assets designated at fair value	0	0	0	5 903	0	5 903
Investment securities	1 246	85 807	0	0	0	87 053
Deposits from other banks	0	0	0	0	157 359	157 359
Due to customers	0	0	0	0	96 451	96 451
Securitized liabilities	0	0	0	0	126 874	126 874
Trading liabilities	0	0	15 282	0	0	15 282
Financial liabilities designated at fair value	0	0	0	17 220	0	17 220
Subordinated debt	0	0	0	0	11 465	11 465

The reduction in the Loans and Receivables and Available for Sale categories was the result of a drop in securitized liabilities and deposits from other banks.

68. Breakdown of Financial Instruments by Remaining Maturity.

The remaining maturity is defined as the period between the balance sheet date and the contractual maturity date of a receivable or liability, or installments thereof. Equity instruments have been allocated to the »up to 3 months or without a fixed term« band. Trading assets or liabilities are generally recognized in accordance with their contractual maturity. The remaining maturity of derivative financial instruments is also reported separately under Note 73.

December 31, 2009.

	Up to 3 months or w/o fixed term EUR million	Between 3 months and 1 year EUR million	Between 1 year and 5 years EUR million	More than 5 years EUR million	Total EUR million
Loans and advances to other banks	23 270	14 177	31 065	19 575	88 087
Loans and advances to customers	33 358	14 129	40 925	61 221	149 633
Positive fair values from derivative hedging instruments	349	280	1 402	768	2 799
Trading assets	12 648	12 793	23 946	17 610	66 997
Financial assets designated at fair value	917	484	3 378	2 783	7 562
Investment securities	7 114	10 162	42 077	31 675	91 028
Deposits from other banks	58 332	22 642	15 613	30 949	127 536
Due to customers	54 843	6 468	28 968	14 933	105 212
Securitized liabilities	11 400	16 349	44 119	28 200	100 068
Negative fair values from derivative hedging instruments	202	400	2 110	1 095	3 807
Trading liabilities	3 408	3 157	14 675	15 454	36 694
Financial liabilities designated at fair value	1 299	876	4 553	5 643	12 371
Subordinated debt	75	554	2 384	7 644	10 657

December 31, 2008.

	Up to 3 months or w/o fixed term EUR million	Between 3 months and 1 year EUR million	Between 1 year and 5 years EUR million	More than 5 years EUR million	Total EUR million
Loans and advances to other banks	39 032	24 393	33 098	23 739	120 262
Loans and advances to customers	34 526	14 839	38 774	61 715	149 854
Positive fair values from derivative hedging instruments	53	93	1 476	1 718	3 340
Trading assets	15 728	13 894	16 327	17 248	63 197
Financial assets designated at fair value	819	541	3 302	3 854	8 516
Investment securities	10 015	9 725	40 884	32 710	93 334
Deposits from other banks	58 449	26 698	21 572	33 294	140 013
Due to customers	58 739	10 564	16 149	17 780	103 232
Securitized liabilities	16 188	25 880	49 495	30 757	122 320
Negative fair values from derivative hedging instruments	93	346	2 218	1 977	4 634
Trading liabilities	5 507	5 457	13 524	15 540	40 028
Financial liabilities designated at fair value	1 311	1 031	5 480	7 483	15 305
Subordinated debt	1 365	1 635	5 413	3 762	12 175

January 1, 2008.

	Up to 3 months or w/o fixed term EUR million	Between 3 months and 1 year EUR million	Between 1 year and 5 years EUR million	More than 5 years EUR million	Total EUR million
Loans and advances to other banks	65 519	19 264	33 400	25 394	143 577
Loans and advances to customers	55 745	15 753	32 941	41 948	146 387
Positive fair values from derivative hedging instruments	231	375	1 296	3 100	5 002
Trading assets	19 725	12 351	9 745	9 360	51 181
Financial assets designated at fair value	1 141	336	1 306	3 120	5 903
Investment securities	17 438	11 534	33 187	24 894	87 053
Deposits from other banks	100 811	16 684	16 402	23 462	157 359
Due to customers	59 957	6 546	13 245	16 703	96 451
Securitized liabilities	19 114	30 508	53 722	23 530	126 874
Negative fair values from derivative hedging instruments	421	326	1 343	3 411	5 501
Trading liabilities	3 962	1 777	4 550	4 993	15 282
Financial liabilities designated at fair value	370	3 594	5 433	7 823	17 220
Subordinated debt	734	1 034	6 030	3 667	11 465

Off-Balance Sheet Transactions and Obligations.

69. Contingent Liabilities and Other Obligations, Contingent Assets.

Contingent liabilities arise from contractually agreed possible future obligations that are not yet likely to materialize (likelihood of occurrence less than 50%). These obligations may arise both from guarantees given and credit lines granted to customers for a specified period but not yet drawn down. Recognized amounts reflect the possible obligations that may arise if credit lines or guarantees granted are utilized in the maximum amount. The probability of an outflow of assets is reviewed regularly and if a drawdown appears more likely than not, a provision is recognized.

EUR million	Dec. 31, 2009	Dec. 31, 2008
Contingent liabilities		
from sureties and guarantee agreements	6677	8329
from associates	6	6
of which joint liabilities	6	6
of which from several liability for all or individual debts of third parties	0	1
from rediscounted bills of exchange	1	1
from other contingent liabilities	0	33
from liabilities from the granting of collateral for third-party liabilities	330	287
	7014	8656
Other obligations		
Irrevocable loan commitments	21479	26583
Repurchase obligations from non-genuine repurchase agreements	0	776
Obligations from rental or leasing contracts	139	153
Payment obligations and joint liability	198	204
Other obligations	119	128
Obligations from investment projects started	177	118
Placement and underwriting commitments	14	18
Obligations from acquisition of property and equipment	2	4
	22128	**27984**
	29142	**36640**

As in the previous year, LBBW still has an additional funding obligation for Liquiditäts- und Konsortialbank GmbH, Frankfurt am Main, in the amount of EUR 76 million.
There are additional funding obligations towards the Sicherungsreserve der Landesbanken und Girozentralen (Guarantee Fund of the Landesbanken and Central Savings Banks) totaling EUR 649 million (previous year: EUR 633 million). Payment of these additional contributions can be immediately demanded in the event that an institution requires assistance.
Pursuant to § 5 (10) of the bylaws of the German Deposit Protection Fund, we undertook to indemnify Bundesverband deutscher Banken e.V., Berlin, against any and all losses incurred by the latter as the result of assistance provided to credit institutions that are majority-owned by Landesbank Baden-Württemberg.

In its capacity as guarantor, LBBW continues to be liable for liabilities of DekaBank Deutsche Girozentrale, Berlin and Frankfurt am Main, and LBS Landesbausparkasse Baden-Württemberg, Stuttgart and Karlsruhe, incurred until July 18, 2005 (elimination of the guarantor's liability), in certain cases depending on the time when the liabilities arose and on their term; however, LBBW is in no event liable as guarantor for any liabilities that have arisen after this date.
This also applies externally to the liabilities of the following credit institutions provided that these liabilities arose during the time when LBBW was a guarantor of these credit institutions: former Landesbank Schleswig-Holstein Girozentrale, Kiel (LB Kiel); Westdeutsche ImmobilienBank AG, Mainz; and the former Sachsen LB Landesbank Sachsen Girozentrale, Leipzig, and former LRP Landesbank Rheinland-Pfalz, Mainz.
LBBW will also release the trustors and former guarantors of Sachsen LB inter partes from all claims for liabilities arising from the guarantor's liability (Gewährträgerhaftung) and maintenance obligation (Anstaltslast) they assumed for Sachsen LB that are asserted against the trustors and former guarantors of Sachsen LB for the first time after December 31, 2007. Insofar as and to the extent that the guarantor's liability (Gewährträgerhaftung) exists due to claims by LBBW or affiliates of LBBW within the

meaning of § 15 et seq. of the Aktiengesetz (German Stock Corporation Act) in connection with the Sealink structure (successor company to Ormond Quay and Castle Views) including one or more Castle View vehicles to the extent that these entities have assets that were originally included in the Ormond Quay portfolio (Issuer Valuation Agreement dated May 6, 2004 as amended July 7, 2005 between Sachsen LB Europe plc. and Ormond Quay Funding plc., Eden Quay Asset Limited, Ellis Quay Asset Management Limited and Merchants Quay Asset Management Limited).
LBBW will also release the trustors and former guarantors of Sachsen LB inter partes from all claims for liabilities arising from the guarantor's liability (Gewährträgerhaftung) and maintenance obligation (Anstaltslast) they assumed for Sachsen LB that are asserted against the trustors and former guarantors of Sachsen LB for the first time after December 31, 2010.

70. Letters of Comfort.

Except for political risks and for the duration of an equity investment, LBBW ensures that the companies included in the list of shareholdings are in a position to cover their liabilities, regardless of the amount of the interest held by the Bank. LBBW has issued letters of comfort in favor of BW-Bank Capital Funding LLC I and BW-Bank Capital Funding LLC II, which rank lower than all of LBBW's senior and subordinate liabilities including the capital generated by profit participation certificates.

71. Fiduciary Transactions.

The trust activities which are not carried in the balance sheet involve the following types of assets/liabilities and break down as follows:

EUR million	Dec. 31, 2009	Dec. 31, 2008	Jan. 1, 2008
Loans and advances to other banks	218	330	205
Loans and advances to customers	662	1384	1376
Investment securities	132	131	126
Property and equipment	5	10	62
Other assets	149	126	45
Other trust assets	1	1	1
Trust assets	**1167**	**1982**	**1815**
Deposits from other banks	658	595	346
Due to customers	507	1386	1468
Other liabilities	2	1	1
Trust liabilities	**1167**	**1982**	**1815**

Information on Derivative Transactions.

72. Intended Purpose of Derivative Financial Instruments.

The following table shows a breakdown by purpose of the derivative financial instruments held as of the balance sheet date:

	Fair value			
	Dec. 31, 2009 positive EUR million	Dec. 31, 2009 negative EUR million	Dec. 31, 2008 positive EUR million	Dec. 31, 2008 negative EUR million
Derivative financial instruments used for trading and economic hedging derivatives	36111	35788	38484	39165
Derivative financial instruments used for fair value hedging	2771	3807	3320	4634
Derivative financial instruments used for cash flow hedging	28	0	20	0
	38910	**39595**	**41824**	**43799**

73. Breakdown of Derivatives Volume.

Dec. 31, 2009	Nominal values					Fair value	
	Remaining maturity						
	Up to 3 months EUR million	Between 3 months and 1 year EUR million	Between 1 and 5 years EUR million	More than 5 years EUR million	Total EUR million	Positive EUR million	Negative EUR million
Currency spot and forward transactions	111613	38739	6141	970	157463	2298	2276
Currency options (purchases)	1933	2884	774	70	5661	139	0
Currency options (sales)	1867	2847	792	73	5579	0	115
Currency options	3800	5731	1566	143	11240	139	115
Cross-currency interest rate swaps	2535	4145	17178	8189	32047	1737	2010
Exchange-traded currency products	0	0	0	0	0	0	0
Other currency-related derivatives	0	0	0	0	0	0	0
Currency-related derivatives	**117948**	**48615**	**24885**	**9302**	**200750**	**4174**	**4401**
Forward rate agreements	8500	128806	11450	0	148756	76	63
Interest rate swaps	205366	264564	487665	391200	1348795	30403	29105
Interest rate options (purchases)	3922	3039	9399	15627	31987	1117	5
Interest rate options (sales)	5049	7219	17548	22332	52148	0	1987
Interest rate options	8971	10258	26947	37959	84135	1117	1992
Caps/floors/collars	1119	6556	29187	13442	50304	551	307
Other interest rate contracts	3401	821	163	2064	6449	47	85
Exchange-traded interest rate products	23725	219810	86142	0	329677	35	27
Interest rate-related derivatives	**251082**	**630815**	**641554**	**444665**	**1968116**	**32229**	**31579**
Credit derivatives (protection seller)	1270	4221	35092	16201	56784	566	1345
Credit derivatives (protection buyer)	851	2762	26337	4001	33951	522	642
Credit derivatives	**2121**	**6983**	**61429**	**20202**	**90735**	**1088**	**1987**
Exchange-traded products	2487	3673	2188	50	8398	538	671
Equity forward contracts	19	0	0	0	19	0	1
Stock options (purchases)	128	382	2324	764	3598	870	0
Stock options (sales)	52	293	2185	1888	4418	0	946
Stock options	180	675	4509	2652	8016	870	946
Miscellaneous other transactions	253	417	33	0	703	57	48
Other derivatives	**2939**	**4765**	**6730**	**2702**	**17136**	**1465**	**1666**
Total derivatives	**374090**	**691178**	**734598**	**476871**	**2276737**	**38956**	**39633**

Dec. 31, 2008	Nominal values					Fair value	
	Remaining maturity						
	Up to 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total	Positive	Negative
	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million
Currency spot and forward transactions	89709	44649	5946	404	140708	5905	4541
Currency options (purchases)	1635	1502	2701	101	5939	388	0
Currency options (sales)	1094	1425	2889	90	5498	0	343
Currency options	2729	2927	5590	191	11437	388	343
Cross-currency interest rate swaps	1419	6174	14529	7787	29909	2138	2832
Exchange-traded currency products	-104	-148	0	0	-252	0	5
Other currency-related derivatives	0	0	0	0	0	0	0
Currency-related derivatives	**93753**	**53602**	**26065**	**8382**	**181802**	**8431**	**7721**
Forward rate agreements	23218	26550	300	0	50068	68	77
Interest rate swaps	182348	221923	402663	340517	1147451	26024	25747
Interest rate options (purchases)	4112	5804	8767	13743	32426	1592	-17
Interest rate options (sales)	3737	8412	18447	16620	47216	0	2327
Interest rate options	7849	14216	27214	30363	79642	1592	2310
Caps/floors/collars	2653	4880	24852	13854	46239	465	301
Other interest rate contracts	467	163	763	396	1789	61	55
Exchange-traded interest rate products	32613	79198	7018	0	118829	63	132
Interest rate-related derivatives	**249148**	**346930**	**462810**	**385130**	**1444018**	**28273**	**28622**
Credit derivatives (protection seller)	2206	3224	40141	17453	63024	65	4884
Credit derivatives (protection buyer)	473	1910	30607	6396	39386	3757	74
Credit derivatives	**2679**	**5134**	**70748**	**23849**	**102410**	**3822**	**4958**
Exchange-traded products	1865	2737	1046	64	5712	342	1027
Equity forward contracts	126	0	0	0	126	1	43
Stock options (purchases)	707	1289	842	2469	5307	869	0
Stock options (sales)	591	657	680	3735	5663	0	1415
Stock options	1298	1946	1522	6204	10970	869	1415
Miscellaneous other transactions	340	325	132	0	797	148	145
Other derivatives	**3629**	**5008**	**2700**	**6268**	**17605**	**1360**	**2630**
Total derivatives	**349209**	**410674**	**562323**	**423629**	**1745835**	**41886**	**43931**

Jan. 1, 2008	Nominal values					Fair value	
	Remaining maturity						
	Up to 3 months EUR million	Between 3 months and 1 year EUR million	Between 1 and 5 years EUR million	More than 5 years EUR million	Total EUR million	Positive EUR million	Negative EUR million
Currency spot and forward transactions	102417	35077	3956	245	141695	1949	1780
Currency options (purchases)	2019	2132	4568	126	8845	172	0
Currency options (sales)	1882	1934	3733	107	7656	0	149
Currency options	3901	4066	8301	233	16501	172	149
Cross-currency interest rate swaps	2501	4874	12567	9392	29334	1620	2836
Exchange-traded currency products	0	0	0	0	0	0	0
Other currency-related derivatives	0	0	0	0	0	0	0
Currency-related derivatives	**108819**	**44017**	**24824**	**9870**	**187530**	**3741**	**4765**
Forward rate agreements	0	296272	20992	0	317264	59	253
Interest rate swaps	248560	201048	336489	328196	1114293	12338	11416
Interest rate options (purchases)	3991	4911	9542	12146	30590	687	1
Interest rate options (sales)	4190	5004	14504	16296	39994	-1	966
Interest rate options	8181	9915	24046	28442	70584	686	967
Caps/floors/collars	2174	5229	23053	13325	43781	189	155
Other interest rate contracts	571	378	1640	1470	4059	95	18
Exchange-traded interest rate products	27390	45451	14811	0	87652	26	13
Interest rate-related derivatives	**286876**	**558293**	**421031**	**371433**	**1637633**	**13393**	**12822**
Credit derivatives (protection seller)	1650	3821	32726	19081	57278	64	951
Credit derivatives (protection buyer)	266	1280	23091	8382	33019	531	37
Credit derivatives	**1916**	**5101**	**55817**	**27463**	**90297**	**595**	**988**
Exchange-traded products	1753	8	0	0	1761	255	192
Equity forward contracts	5	0	0	0	5	4	2
Stock options (purchases)	1697	3558	1343	1661	8259	517	0
Stock options (sales)	1824	3413	1129	1440	7806	0	741
Stock options	3521	6971	2472	3101	16065	517	741
Miscellaneous other transactions	242	789	100	0	1131	44	40
Other derivatives	**5521**	**7768**	**2572**	**3101**	**18962**	**820**	**975**
Total derivatives	**403132**	**615179**	**504244**	**411867**	**1934422**	**18549**	**19550**

For purposes of providing data on derivatives above, futures are listed at their fair values. In contrast, the balance of the market values of the futures and the offsetting margin payments in the relevant balance sheet items is zero.

The following table shows the positive and negative fair values as well as the nominal values of the derivative transactions, broken down by counterparty:

	Fair value						Nominal values	
EUR million	Dec. 31, 2009 Positive	Dec. 31, 2009 Negative	Dec. 31, 2008 Positive	Dec. 31, 2008 Negative	Jan. 1, 2008 Positive	Jan. 1, 2008 Negative	Dec. 31, 2009	Dec. 31, 2008
Banks in OECD countries	32 877	34 014	34 690	36 246	14 591	15 120	1 734 671	1 433 660
Banks in non-OECD countries	195	168	843	204	91	120	17 552	17 455
Public-sector agencies in OECD countries	1 066	965	1 157	1 162	471	432	32 868	32 460
Other counterparties	4 818	4 486	5 196	6 319	3 396	3 877	491 646	262 260
Derivate Gesamt	**38 956**	**39 633**	**41 886**	**43 931**	**18 549**	**19 550**	**2 276 737**	**1 745 835**

The nominal amounts serve as reference amounts for determining mutually agreed settlement payments and represent the gross volume of all sales and purchases.

Other Information.

74. Capital Management.

LBBW's capital management system is designed to ensure sound capitalization within the LBBW Group. In order to guarantee adequate capital from various perspectives, the Bank analyzes capital ratios and structures both from the perspective of economic capital and the perspective of regulatory capital requirements. LBBW's capital management system is embedded in the overall bank management process, the strategies, rules, monitoring mechanisms, and organizational structures of the LBBW Group.

The Capital Committee prepares decisions for the Board of Managing Directors and supports it in ensuring the adequacy of the LBBW Group's capital resources, structure and target figures. Resolutions are passed by the Group's Board of Managing Directors. The committee is coordinated by financial controlling and comprises the Chairman of the Board of Managing Directors, the department heads in charge of trade and monitoring and certain division managers, including from the front office, financial controlling and accounting divisions. Capital allocation is part of the planning process and is monitored regularly by the Group's Board of Managing Directors.

Economic Capital.

Economic capital is calculated as a uniform risk measure at the highest level. In contrast to the capital stipulated by regulatory bodies, this represents the capital backing required from LBBW's point of view for business purposes, calculated using the bank's own risk models. LBBW's economic capital is in principle expressed by value-at-risk (VaR) at a confidence level of 99.95 % and with a holding period of 1 year. The standard regulatory approach is used for operational risks.

The upper risk limit for economic capital represents the upper limit for all currently quantifiable risks throughout the Group. This limit reflects LBBW's maximum willingness to take risks and was set well below the total resources available to cover risks in line with the conservative risk policy of LBBW. Economic capital limits for the various risk categories are derived from this, whereby a buffer is kept available for other risks that are not directly quantifiable and for risks arising from unforeseeable stress situations.

LBBW's aggregate risk cover represents LBBW's ability to absorb possible unexpected losses. These resources are broken down into levels based on the various degrees of availability of the funds included in each level. The aggregate risk cover takes into account losses that have already been incurred and valuation allowances that have been made, along with certain components of the results for the current fiscal year. These are compared with the risks as potential losses.

For more detailed information on our risk management systems and economic capital, see the Risk Report included in the Group Management Report.

Regulatory Capital.

The LBBW Group's own funds are determined in accordance with the requirements of the Kreditwesengesetz (German Banking Act), which, in the case of static capital components, is based on the values accounted for under HGB, and the relevant capital adequacy requirements stipulated by the supervisory authorities and applicable to groups of credit institutions.
The overall ratio of the LBBW Group is determined in accordance with the provisions of § 3 Solvabilitätsverordnung (German Solvency Regulation) in conjunction with § 10 a KWG. Accordingly, the ratio of creditable equity to the total, weighted by a factor of 12.5, of the capital charges for counterparty risk, operational risk and market risk positions including option contracts must not fall below 8% (overall ratio) at the close of any business day.
As a result of the financial crisis, there were rating downgrades at LBBW, particularly for securitized receivables. There was therefore a drastic increase in regulatory equity requirements within a very short time, to which the owners of LBBW responded by providing additional equity in the amount of EUR 5 billion and hedging securitized items with a maximum guarantee of EUR 12.7 billion. During the period up to the implementation of the measures by the owners, the overall ratio was calculated each working day at the level of the institution and the group and was reported to the supervisory authorities on a weekly basis.
The **LBBW Group's own funds** are composed of its Tier 1, Tier 2, and Tier 3 capital. The Group's total Tier 2 capital must not exceed the amount of its Tier 1 capital. The lower Tier 2 capital must not exceed 50% of the total Tier 1 capital. The Tier 3 capital and the freely available Tier 2 capital is limited to 250% of the freely available Tier 1 capital (core capital not required to cover counterparty risks and operational risks).
Core capital, or Tier 1 capital, consists of the paid-in capital, the share premium and other reserves, capital contributions by silent partners, preference shares, reserves for general banking risks in accordance with § 340 g HGB, and deductible items (basically consisting of intangible assets and goodwill). A material part of the capital contributions by silent partners of the LBBW Group are permanent and are held by the owners of LBBW.
Supplementary capital, or Tier 2 capital, consists of higher Tier 2 capital which is composed mainly of the liabilities arising from profit participation certificates, and the lower Tier 2 capital composed of long-term subordinated liabilities.
Short-term subordinated liabilities with maturities of at least two, but less than five years, are eligible as **Tier 3 capital**. In addition, profit participation certificates and longer-term subordinated liabilities that have a Tier 3 clause may be recognized during the last two years before maturity.

Tier 3 capital may only be used to back eligible amounts of market risk positions.
Half of each of the following items must also be deducted from Tier 1 and Tier 2 capital: Deductible items in accordance with § 10 (6) KWG (direct equity investments in institutions and financial companies in which over 10 % of the capital is held but which are not consolidated in accordance with § 10a KWG and equity surrogates issued by these companies, equity investments in insurance companies in accordance with § 271 HGB and equity surrogates issued by these insurance companies) and deductible items in accordance with § 10 (6a) KWG (losses on valuation allowances for IRBA counterparty risk items and expected losses for IRBA investment items, and advance payment risks for securities transactions in the trading book for which the service rendered in return has not yet been effectively provided five working days after the due date.

As of January 1, 2008, LBBW received permission from Bundesanstalt für Finanzdienstleistungsaufsicht [the German Federal Financial Supervisory Authority - BaFin] to use the approach based on internal ratings to calculate capital adequacy for counterparty risks arising from the major classes of receivables. Receivables for which permission has not been received to use a rating procedure are calculated in accordance with the standard credit risk approach.

The own funds as defined by the German Banking Act are calculated based on the separate financial statements of the entities included in the basis of consolidation, taking the applicable national accounting regulations into account.
The following table shows the structure of the LBBW Group's own funds:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Own funds (Tiers 1 + 2 + 3)	**20393**	**17970**
Core capital (Tier 1)	15117	12225
Supplementary capital (Tier 2)	4725	5105
Tier 3 capital	551	640
Qualifying items*	**153913**	**177450**
Counterparty risk items	132025	150937
Market risk positions	16913	19925
Operational risk	4975	6588
Total SolvV ratio	**13.3%**	**10.1%**

*12.5 times the equity and own funds requirements

EUR million	Dec. 31, 2009	Dec. 31, 2008
Core capital (Tier 1)	**15117**	**12225**
Paid-in capital	2584	1530
Share premium	6910	3074
Silent partners' contributions	4577	4567
Other reserves and differences in assets in accordance with § 10a (6) clause 9 and 10 KWG	1831	2564
Reserve for general banking risks in accordance with § 340 g HGB	480	1967
Deductible from core capital incl. 50% deduction § 10 (2a), 6, 6a KWG	-1265	-1477

Explanation of the Changes in 2009 versus 2008

The owners of LBBW carried out a capital increase of EUR 5 billion in June 2009. This is reported under "Paid-in capital" and under "Share premium". The reduction in other reserves was mainly due to the proportionate write-down on the differences in assets recorded under this item and the impact of the first-time consolidation, on a voluntary basis, of LBBW Immobilien GmbH.
As part of the preparation of the balance sheet for 2008, the "Reserve for general banking risks in accordance with § 340 g HGB" was partially liquidated.

Owing to the increased risk provisions, there was a reduction in the loss on valuation allowances and thus in capital deductible items.
Tier 2 capital was reduced as remaining maturities fell short of two years and owing to maturities. Tier 3 capital had also become due during the same period of the previous year.

75. Additional Information on the Cash Flow Statement.

The cash flow statement shows the change in cash and cash equivalents resulting from cash flows provided by/used in operating, investing and financing activities.
Cash and cash equivalents are the LBBW Group's cash reserve. Net cash provided by operating activities is derived indirectly from the consolidated financial statements. Included are cash flows (inflows and outflows) from loans and advances to other banks and to customers as well as from securities and other assets. Additions and disposals resulting from deposits from other banks and amounts due to customers from securitized liabilities and other liabilities are also recognized here. Furthermore, interest and dividend payments resulting from operating activities are allocated to net cash provided by operating activities.
The item »Change in other non-cash items« includes net loss from hedging transactions, unrealized trading income/loss, unrealized income/loss from financial instruments designated at fair value, unrealized income/loss from investment property, and amortization/write-downs on intangible assets, as well as unrealized other operating income and expenses. Other adjustments include effects from interest income, current income, interest expense and income tax, not including deferred taxes.
Net cash used in investing activities comprises proceeds and payments relating to the disposal or acquisition of equity investments, interests in non-consolidated affiliates and associates, property and equipment as well as the effects of changes in the basis of consolidation.
All proceeds and payments from transactions relating to equity, subordinated debt, capital generated by profit participation certificates, and typical silent partners' contributions are included in net cash used in financing activities. The provision of an additional EUR 5 billion in equity in early summer 2009 significantly influences this figure. Please refer to Note 25 in connection with this.

76. Assets Assigned or Held as Collateral.

Assignor.
The following collateralized liabilities existed at the LBBW Group on the balance sheet date:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Deposits from other banks	47520	40808
Due to customers	5777	366
Securitized liabilities	17	68
Trading liabilities	0	6140
Financial liabilities designated at fair value	919	895
Contingent liabilities	0	57
Collateralized liabilities	**54233**	**48334**

Most of the assets were assigned as collateral for LBBW's own liabilities within the framework of repurchase agreements and in accordance with the provisions of the Pfandbriefgesetz (German Covered Bond Act).
The following assets were assigned as collateral for the above liabilities:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Loans and advances to other banks	5 172	7 062
Loans and advances to customers	5 206	3 141
Trading assets	43 505	59 821
Financial assets designated at fair value	927	1 032
Investment securities	2 788	7 767
Assets assigned	**57 598**	**78 823**

Loans and advances to customers and EUR 32 billion of trading assets are deposited in a collateral account at Deutsche Bundesbank. As at December 31, 2009, the amount utilized was EUR 4 billion.

Pledged assets serve exclusively as collateral for the respective counterparty. The collateral is returned upon conclusion of the underlying transaction. If LBBW is in default, the counterparty is entitled to liquidate the collateral in order to settle the liability.

Assignee.
The fair value of the financial or non-financial assets received as collateral, which the LBBW Group may sell or assign to a third party even if the owner of such collateral is not in default, totals EUR 19 750 million (previous year: EUR 23 808 million). The fair value of collateral sold or assigned to third parties in the year under review amounts to EUR 8 887 million (previous year: EUR 7 426 million). Of the collateral received, the LBBW Group is required to return collateral with a total fair value of EUR 19 750 million (previous year: EUR 23 808 million) to its owners.

77. Subordinated Assets.

Assets are considered subordinated if the claims they represent may not be satisfied before those of other creditors in the case of a liquidation or insolvency of the debtor. The following subordinated assets are included in the asset items of the balance sheet:

EUR million	Dec. 31, 2009	Dec. 31, 2008
Loans and advances to other banks	474	283
Loans and advances to customers	1 382	452
Trading assets	106	86
Financial assets designated at fair value	457	569
Investment securities	571	849
Assets assigned	**2 990**	**2 239**

78. List of Shareholdings and Information on Subsidiaries, Associates, and Joint Ventures.
The following is an overview of LBBW's material shareholdings:

Name/Location	Share of capital in %	Non-proportional voting rights	Currency	Equity in thousand	Profit or loss in thousand
(A) Companies included in the consolidated financial statements					
Subsidiaries					
Baden-Württemberg L-Finance N.V., Hoofddorp, Netherlands [3)] [7)]	100.00		EUR	6 390	3 114
Landesbank Baden-Württemberg Capital Markets Plc, London, UK13 [3)] [7)]	100.00		GBP	6 939	1 408
LBBW Asset Management Investmentgesellschaft mbH, Stuttgart [3)]	100.00		EUR	24 589	3 102
LBBW Asset Management (Ireland) plc, Dublin, Ireland [7)]	100.00		EUR	16 019	5 468
LBBW Bank CZ a.s., Prague 5, Czech Republic [7)]	100.00		CZK	137 316	2 988
LBBW Dublin Management GmbH, Mainz [3)] [4)]	100.00		EUR	230 846	0
LBBW Immobilien GmbH, Stuttgart [1)] [4b)] [7)]	100.00		EUR	708 611	1 244
LBBW Luxemburg S.A., Luxembourg, Luxembourg [3)] [7)]	100.00		EUR	173 800	-326 500
LBBW Securities, LLC, Wilmington, USA [3a)] [7)]	100.00		USD	83 413	14 432
LRI Invest S.A., Munsbach, Luxemburg	100.00		EUR	10 291	6 435
MKB Mittelrheinische Bank GmbH, Koblenz	100.00		EUR	36 765	5 799
SüdFactoring GmbH, Stuttgart [4)]	100.00		EUR	2 600	0
Süd-Kapitalbeteiligungs-Gesellschaft mbH, Stuttgart [1)] [4a)] [7)]	100.00		EUR	88 982	0
SüdLeasing GmbH, Mannheim [2)] [4a)] [7)]	100.00		EUR	32 085	0
Joint ventures					
LHI Leasing GmbH, Pullach i. Isartal [1)] [7)]	51.00		EUR	50 511	10 068
Associates accounted for using the equity method					
BWK GmbH Unternehmensbeteiligungsgesellschaft, Stuttgart [1)] [7)]	45.00	40.00	EUR	193 157	-28 949
Vorarlberger Landes- und Hypothekenbank AG, Bregenz, Austria [1)] [7)]	15.72	25.00	EUR	461 023	43 678
(B) Companies not included in the consolidated financial statements					
Subsidiaries					
Baden-Württembergische Equity Gesellschaft mit beschränkter Haftung, Stuttgart [7)]	100.00		EUR	957	129
BW Capital Markets Inc., Florham Park, New Jersey, USA [3)] [7)]	100.00		USD	619	-112
LBBW (Schweiz) AG, Zurich, Switzerland [7)]	100.00		CHF	9 047	719
LBBW Venture Capital GmbH, Stuttgart [7)]	100.00		EUR	29 701	1 023
Associates not accounted for using the equity method					
European Energy Exchange AG, Leipzig [7)]	22.96		EUR	52 310	11 611
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden [5)]	25.27		EUR	22 903	4 335
Siedlungswerk gemeinnützige Gesellschaft für Wohnungs- und Städtebau mbH, Stuttgart [7)]	25.00		EUR	195 426	-2 386
Universal-Investment-Gesellschaft mbH, Frankfurt am Main [8)]	26.67		EUR	31 744	4 407

Name/Location	Share of capital in %	Non-proportional voting rights	Currency	Equity in thousand	Profit or loss in thousand
Material equity investments					
Bürgschaftsbank Sachsen GmbH, Dresden [7]	27.96	18.44	EUR	26	3
DekaBank Deutsche Girozentrale, Frankfurt am Main/Berlin [1] [7]	14.78		EUR	1426785	29386
HSBC Trinkaus & Burkhardt AG, Düsseldorf [7]	20.31		EUR	819070	205000
LBS Landesbausparkasse Baden-Württemberg, Stuttgart [7]	6.67		EUR	541018	13673
PMAM Holdings Limited, London, UK [6]	25.00	3.02	GBP	25999	-184
SOTRADA AG, Stuttgart	19.35		EUR	44207	-4859
Württembergische Lebensversicherung AG, Stuttgart [7]	10.01		EUR	161986	12178
Wüstenrot & Württembergische AG, Stuttgart [7]	9.37		EUR	1574296	97452

[1] Held indirectly.
[2] Including shares held indirectly.
[3] There is a letter of comfort for the duration of the equity investment.
[3a] Upon the sale of LBBW Securities, which is expected to take place on March 31, 2010, the letter of comfort will expire
[4] A profit and loss transfer agreement exists with LBBW.
[4a] A profit and loss transfer agreement exists with another company.
[4b] A controlling agreement exists with LBBW.
[5] Data available as of December 31, 2007.
[6] Data available as of September 30, 2008.
[7] Data available as of December 31, 2008.
[8] Data available as of September 30, 2009.

A full list of the LBBW Group's shareholdings has been disclosed in the electronic Bundesanzeiger (German Federal Gazette) in accordance with § 313 HGB.
The share of the capital held by LBBW in Schlossgartenbau-Aktiengesellschaft remained unchanged compared with the previous year, at 92.68 %. Schlossgartenbau-Aktiengesellschaft has issued the declaration prescribed in § 161 Aktiengesetz (German Stock Corporation Act) and has made it available to the shareholders.
Note 49 presents our shares in our associates' aggregate assets and liabilities, revenues and profits/losses for the period.
LBBW Leasing GmbH, Mannheim, LBBW Immobilien-Holding GmbH, Stuttgart, LBBW Finance-Holding GmbH, Stuttgart, LBBW Spezialprodukte-Holding GmbH, Stuttgart, Süd-Kapitalbeteiligungs-Gesellschaft mbH, Stuttgart, LRP Capital GmbH, Mainz and Mogon Vermögensverwaltungs GmbH, Mainz made use of the exemption under § 264 (3) HGB.

79. Related Party Disclosures.

Related party transactions are concluded at arm's length terms in the ordinary course of business. The following tables show the scope of such transactions:

		Shareholders EUR million	Members of the Board of Managing Directors and Supervisory Board EUR million	Affiliates EUR million	Associates EUR million	Joint Ventures EUR million	Other related parties/ companies EUR million
Loans and advances to other banks							
	2009	957	0	50	320	0	5867
	2008	2057	0	51	316	0	7921
	2007	3681	0	11	2084	0	6421
Loans and advances to customers							
	2009	4439	3	2778	372	27	32
	2008	3941	4	1441	347	19	1548
	2007	4146	4	1780	17	0	257
Trading assets, financial assets designated at fair value							
	2009	904	0	9	36	0	332
	2008	153	0	138	35	0	275
	2007	1079	0	31	139	0	277
Investment securities							
	2009	12700	0	241	10	0	137
	2008	0	0	222	8	29	365
	2007	78	0	737	576	166	1444
Other assets							
	2009	0	0	0	1	0	0
	2008	0	0	0	186	0	0
	2007	0	0	0	131	0	0
Total assets							
	2009	**19000**	**3**	**3078**	**739**	**27**	**6368**
	2008	**6151**	**4**	**1852**	**892**	**48**	**10109**
	2007	**8984**	**4**	**2559**	**2947**	**166**	**8399**

		Shareholders	Members of the Board of Managing Directors and Supervisory Board	Affiliates	Associates	Joint Ventures	Other related parties/ companies
		EUR million	EUR million	EUR million	EUR million	EUR million	EUR million
Deposits from other banks							
	2009	5064	0	67	232	0	8828
	2008	4268	0	4	272	0	9363
	2007	3668	0	9	1153	0	8542
Amounts due to customers							
	2009	13986	5	751	74	9	0
	2008	4036	4	833	41	14	30
	2007	2712	5	525	0	0	777
Securitized liabilities							
	2009	0	0	0	0	0	0
	2008	0	0	0	0	0	0
	2007	0	0	0	0	0	1014
Trading liabilities, financial liabilities designated at fair value							
	2009	353	0	0	41	0	221
	2008	241	0	12	51	0	365
	2007	478	0	0	130	0	354
Provisions							
	2009	0	0	0	0	0	0
	2008	0	0	0	0	0	0
	2007	0	0	0	0	0	4
Other liabilities							
	2009	0	0	0	0	0	0
	2008	0	0	1	0	0	1
	2007	1	0	1	0	0	0
Subordinated debt							
	2009	3116	0	100	10	0	0
	2008	3120	0	100	5	0	0
	2007	3517	0	0	0	0	55
Total liabilities							
	2009	**22519**	**5**	**918**	**357**	**9**	**9049**
	2008	**11665**	**4**	**950**	**369**	**14**	**9759**
	2007	**10376**	**5**	**535**	**1283**	**0**	**10746**

The change to receivables and liabilities in the »Shareholders« column is due to the ordinary course of business. The increase in volumes in the items »Investment Securities« and »Amounts due to Customers« is mainly due to the risk shield provided by the state of Baden-Württemberg.
The reduction in loans and advances to other banks in connection with other related parties/companies is the result of the discontinuation of a transaction with another Landesbank. Owing to the change of a funding partner for a consolidated securitization company, there was a reduction in loans and advances to customers in connection with other related parties/companies, with a corresponding increase in the »Affiliates« column.

As in the previous year, there was an allowance for losses on loans and advances to related parties of EUR - 10 million in the 2009 fiscal year in connection with outstanding balances.

Individuals regarded as related parties pursuant to IAS 24 are members of the Board of Managing Directors and of the Supervisory Board, including their relatives, of Landesbank Baden-Württemberg as the parent company. Note 80 provides information on the compensation of and transactions with the individuals concerned.

80. Executive and Supervisory Bodies and Positions Held.

Members of the Board of Managing Directors and Supervisory Bodies

Board of Managing Directors.

Chairman

HANS-JÖRG VETTER
Chairman of the Board of Managing Directors
(since June 11, 2009)

DR. SIEGFRIED JASCHINSKI
Chairman of the Board of Managing Directors
(until June 10, 2009)

Deputy Chairman

MICHAEL HORN
Deputy Chairman of the Board of Managing Directors

Members

DR. PETER A. KAEMMERER
Member of the Board of Managing Directors

JOACHIM E. SCHIELKE
Member of the Board of Managing Directors

HANS-JOACHIM STRÜDER
Member of the Board of Managing Directors

DR. BERNHARD WALTER
Member of the Board of Managing Directors

RUDOLF ZIPF
Member of the Board of Managing Directors

Supervisory Board of LBBW.

Chairman

PETER SCHNEIDER MdL
President of Sparkassenverband Baden-Württemberg (the Savings Bank Association of Baden-Württemberg), Stuttgart

1st Deputy Chairman

STEFAN MAPPUS MdL
Prime Minister of the State of Baden-Württemberg

2nd Deputy Chairman

DR. WOLFGANG SCHUSTER
Lord Mayor of the State Capital Stuttgart

Members

DIPL.-OEC. MUTHEREM ARAS
from September 17, 2009
City Councilor, Tax Adviser, Chairman of the Bündnis 90/DIE GRÜNEN Parliamentary Group of the City Council of the State Capital Stuttgart

HANS BAUER*
from January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

THOMAS BERRETH*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

HARALD COBLENZ*
Employee of Landesbank Baden-Württemberg, Karlsruhe

WOLFGANG DIETZ
from October 1, 2009
Lord Mayor of the Town of Weil am Rhein

BERND DOLL
until September 30, 2009
Lord Mayor (retired), Bruchsal

DR.-ING. E. H. HEINZ DÜRR
Chairman of the Supervisory Board of Dürr AG, Stuttgart

ARMIN FREUNDL*
from January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

WALTER FRÖSCHLE*
Employee of Landesbank Baden-Württemberg, Stuttgart

PROF. DR. ULRICH GOLL MdL
from January 1, 2009
Deputy Prime Minister, Justice Minister of the State of Baden-Württemberg, Stuttgart

DR. JUR. RAINER HAAS M.A.
from December 16, 2009
Senator h. c., District Administrator of the Ludwigsburg District, Chairman of the Supervisory Board of Kreissparkasse Ludwigsburg

ALBERT HÄBERLE
Savings Bank Director, Chairman of the Board of Managing Directors of Kreissparkasse Waiblingen

KARLHEINZ HEINZELMANN*
until January 22, 2010
Bank employee in early retirement, Besigheim

HELMUT HIMMELSBACH
Lord Mayor of the Town of Heilbronn

UDO HUMMEL*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

PROF. DR. SC. TECHN. DIETER HUNDT
Senator h.c., President of the Confederation of German Employers' Associations, Chairman of the Supervisory Board of ALLGAIER-WERKE GmbH, Uhingen

JENS JUNGBAUER*
Employee of Landesbank Baden-Württemberg, Stuttgart

DIPL.-ING. (FH) MANFRED KANZLEITER
until September 17, 2009
City Councilor, Stuttgart

BETTINA KIES-HARTMANN*
from January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

LIAN LIE LIEM*
Employee of Landesbank Baden-Württemberg, Stuttgart

* Elected by LBBW employees

GÜNTHER NOLLERT*
Employee of Landesbank
Baden-Württemberg, Mannheim

PROF. DR. WOLFGANG REINHART MdL
Minister for Federal and European Affairs at the Ministry of the Prime Minister of the State of Baden-Württemberg

IRIS RIPSAM
until September 17, 2009
City Councilor, Stuttgart

DIPL.-VOLKSWIRT EUGEN SCHÄUFELE
Savings Bank Director, Chairman of the Board of Managing Directors of Kreissparkasse Reutlingen

DR. STEFAN SCHEFFOLD MdL
from January 1, 2009
Attorney at law, Deputy Chairman of the CDU Parliamentary Group in the State Parliament of Baden-Württemberg, Stuttgart

HELMUT SCHLEWEIS
until December 31, 2009
Savings Bank Director, Chairman of the Board of Managing Directors of Sparkasse Heidelberg

DR. NILS SCHMID MdL
Attorney at law, Deputy Chairman of the SPD Parliamentary Group in the State Parliament of Baden-Württemberg, Stuttgart

CLAUS SCHMIEDEL MdL
Chairman of the SPD Parliamentary Group in the State Parliament of Baden-Württemberg, Stuttgart

WILLI STÄCHELE MdL
Finance Minister of the State of Baden-Württemberg, Stuttgart

FRED-JÜRGEN STRADINGER
from September 17, 2009
City Councilor, Chairman of the CDU Parliamentary Group of the City Council of the State Capital Stuttgart

HANS OTTO STREUBER
until June 12, 2009
President of Sparkassen- und Giroverband Rheinland-Pfalz (the Savings Bank Association of Rhineland-Palatinate), Budenheim

WERNER UNFRIED*
until January 22, 2010
Employee of Landesbank
Baden-Württemberg, Stuttgart

MICHAEL WARFOLOMEOW*
from January 22, 2010
Employee of Landesbank
Baden-Württemberg, Stuttgart

KURT WIDMAIER
District Administrator of the Ravensburg District, Chairman of the Supervisory Board of Kreissparkasse Ravensburg

VOLKER WIRTH
from January 1, 2010
Savings Bank Director, Chairman of the Board of Managing Directors of Sparkasse Singen-Radolfzell, Singen

NORBERT ZIPF*
Employee of Landesbank
Baden-Württemberg, Stuttgart

Deputy Members

JOSEF AHMED*
from July 17, 2009 to January 22, 2010
Employee of Landesbank
Baden-Württemberg, Stuttgart

DIPL.-OEC. MUHTEREM ARAS
until September 17, 2009
City Councilor, Tax Adviser, Chairman of the Bündnis 90/DIE GRÜNEN Parliamentary Group of the City Council of the State Capital Stuttgart

HANS BAUER*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

DIPL.-WIRTSCH.-ING. (FH)
BERND BECHTOLD
from May 5, 2009
Chairman of the Chamber of Industry and Commerce, Karlsruhe District, Managing Shareholder of b.i.g. bechtold INGENIEURGESELLSCHAFT MBH, Karlsruhe

GÜNTER BENZ
from May 5, 2009 to October 1, 2009
Director General in the Interior Ministry of the State of Baden-Württemberg, Stuttgart

THOMAS BERRETH*
from January 22, 2010
Employee of Landesbank
Baden-Württemberg, Stuttgart

DR. ROSWITHA BLIND
from September 17, 2009
City Councilor, Chairman of the SPD Parliamentary Group in the City Council of the State Capital Stuttgart

* Elected by LBBW employees

CHRISTIAN BRAND
Chairman of the Board of Managing Directors of Landeskreditbank Baden-Württemberg - Förderbank, Karlsruhe

OTWIN BRUCKER
from November 23, 2009
Mayor (retired), Pliezhausen

ROLAND BÜRKLE
Mayor of the Town of Bad Wurzach

YVONNE EISELE*
from January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

HEINZ FENRICH
from January 25, 2010
Lord Mayor of the City of Karlsruhe

MICHAEL FÖLL MdL
First Mayor of the State Capital Stuttgart

REINHARD FRANK
from November 23, 2009
District Administrator of the Main-Tauber District, Chairman of the Supervisory Board of Sparkasse Tauberfranken, Tauberbischofsheim

ARMIN FREUNDL*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

DR. HANS DIETER FREY
from May 5, 2009
Director in the Ministry of Economic Affairs of Baden-Württemberg, Stuttgart

DIRK GAERTE
from December 16, 2009
District Administrator of the Sigmaringen District, Chairman of the Supervisory Board of Hohenzollerische Landesbank Kreissparkasse Sigmaringen

REINHOLD GALL MdL
from November 17, 2009
Parliamentary secretary of the SPD Parliamentary Group in the State Parliament of Baden-Württemberg, Stuttgart

BARBARA GRENZDÖRFFER*
from January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

GERNOT GRIEBLING*
from January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

DR. JUR. RAINER HAAS M.A.
until December 16, 2009
Attorney at law, Senator h. c., District Administrator of the Ludwigsburg District, Chairman of the Supervisory Board of Kreissparkasse Ludwigsburg

EBERHARD HÄGE*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

MARTIN HAIBLE*
Employee of Landesbank Baden-Württemberg, Stuttgart

DIPL.-VERW.-WIRT (FH) KLAUS HERRMANN MdL
from May 5, 2009
Financial Policy Spokesman of the CDU Parliamentary Group in the State Parliament of Baden-Württemberg, Stuttgart

UDO HUMMEL*
from January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

HANS GEORG JUNGINGER
from May 5, 2009 to November 17, 2009
Attorney at Law, Weinheim

DR. MICHAEL KIENZLE
from September 17, 2009
City Councilor, Stuttgart

TIMO KLEIN*
until June 30, 2009
Employee of Landesbank Baden-Württemberg, Karlsruhe

MICHAEL KLEINER
from November 17, 2009
Senior Undersecretary in the Baden-Württemberg State Ministry, Stuttgart

SABINE LEHMANN*
Employee of Landesbank Baden-Württemberg, Mannheim

PROF. DR. DORIT LOOS
until September 17, 2009
City Councilor, Stuttgart

THOMAS LÜTZELBERGER
Savings Bank Director, Chairman of the Board of Managing Directors of Sparkasse Schwäbisch Hall-Crailsheim

HERMANN MADER
until November 23, 2009
District Administrator of the Heidenheim District, Chairman of the Supervisory Board of Kreissparkasse Heidenheim

* Elected by LBBW employees

SIEGMAR MÜLLER
from January 1, 2009 to June 12, 2009
Savings Bank Director, Chairman of the Board of Managing Directors of Sparkasse Germersheim-Kandel

SIEGFRIED RIEG
until November 23, 2009
District Councilor, Lord Mayor (retired), Giengen

BERNHARD RÖPKE*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

DIETER RÖSLER*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

CHRISTIAN ROGG*
Employee of Landesbank Baden-Württemberg, Stuttgart

JOHANN ROTH
Savings Bank Director, Chairman of the Board of Managing Directors of Bezirkssparkasse Reichenau

HELMUT WALTER RÜECK MdL
from May 5, 2009
Member of the Board of Managing Directors of the CDU Parliamentary Group in the State Parliament of Baden-Württemberg, Stuttgart

DIPL.-ING. (FH) INGO RUST MdL
from May 5, 2010
Chairman of the Finance Committee of the State Parliament of Baden-Württemberg, Stuttgart

DR. H.C. KLAUS SCHMIDT
from January 1, 2009
Stuttgart

GERD SIEBERTZ*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

RENATE STEINER*
until January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

JOACHIM WALTER
District Administrator of the Tübingen District, Chairman of the Supervisory Board of Kreissparkasse Tübingen

KLAUS ZIESKE*
from January 22, 2010
Employee of Landesbank Baden-Württemberg, Stuttgart

* Elected by LBBW employees

The compensation of and defined benefit pension commitments to members of the executive and supervisory bodies are broken down as follows:

	Board of Managing Directors		Supervisory Board		Advisory Board	
	2009* EUR million	2008* EUR million	2009 EUR million	2008 EUR million	2009 EUR million	2008 EUR million
Compensation of the executive and supervisory bodies						
Salaries and short-term benefits of which employer's contribution to social security	4.5	5.7	0.3	0.3	0.3	0.4
Post-employment benefits (obligations from defined benefit pension commitments) Benefits upon termination of employment	21.7	16.5	0.0	0.0	0.0	0.0
Compensation of former members of the executive and supervisory bodies and their surviving dependents						
Salaries and short-term benefits	9.0	9.9	0.0	0.0	0.0	0.0
Obligations from defined benefit pension commitments to these persons	101.3	104.7	0.0	0.0	0.0	0.0
of which provisions created	101.3	104.7	0.0	0.0	0.0	0.0

* Including members of the Boards of managing directors of the former BW-Bank, the former Sachsen LB and the former LRP.

In the compensation paid to former members of the executive and supervisory bodies and their surviving dependents, those of the former Sachsen LB and the former LRP were taken into account.
As of the balance sheet date, loans and advances of EUR 3.4 million (previous year: EUR 3.3 million) had been granted to members of the Board of Managing Directors and members of the Supervisory Board. There were no other contingent liabilities. All loans to members of the Board of Managing Directors and members of the Supervisory Board bear interest at market rates.

Positions Held.
Legal representatives or other employees of LBBW occupied the following positions on statutory supervisory boards and similar oversight bodies of large corporations and major banks within Germany and abroad:

Company	Position	Incumbent
AdCapital AG, Leinfelden-Echterdingen	Member of the Supervisory Board	Hans-Joachim Strüder
AKA Ausfuhrkredit GmbH, Frankfurt am Main	Member of the Supervisory Board	Joachim Landgraf
	Deputy Member of the Supervisory Board	Elvira Bergmann
Allgaier Werke GmbH, Uhingen	Member of the Supervisory Board	Joachim E. Schielke
Asknet AG, Karlsruhe	Member of the Supervisory Board	Joachim Hug
Bankhaus Ellwanger & Geiger KG, Stuttgart	Chairman of the Supervisory Board	Michael Horn
Berlin-Hannoversche Hypothekenbank AG, Berlin	Member of the Supervisory Board	Hans-Jörg Vetter until July 2, 2009
B+S Card Service GmbH, Frankfurt am Main	Member of the Supervisory Board	Rudolf Zipf
börse-Stuttgart AG, Stuttgart	Chairman of the Supervisory Board	Horst Marschall
	Member of the Supervisory Board	Hans-Joachim Strüder
Bürgerliches Brauhaus Ravensburg-Lindau AG, Ravensburg	Deputy Chairman of the Supervisory Board	Harald R. Pfab
Bürgschaftsbank Baden-Württemberg GmbH, Stuttgart	Deputy Chairman of the Supervisory Board	Dr. Bernhard Walter
	Member of the Supervisory Board	Jürgen Kugler
Bürgschaftsbank Sachsen GmbH, Dresden	Member of the Supervisory Board	Harald R. Pfab
DekaBank Deutsche Girozentrale, Berlin and Frankfurt am Main	1st Deputy Chairman of the Supervisory Board	Hans-Jörg Vetter from August 1, 2009
	2nd Deputy Chairman of the Supervisory Board	Dr. Siegfried Jaschinski until May 19, 2009
	Member of the Supervisory Board	Michael Horn from February 11, 2009
Deutsche Pfandbriefbank AG, Munich	Member of the Supervisory Board	Hans-Jörg Vetter until August 13, 2009
Deutscher Sparkassenverlag GmbH, Stuttgart	Member of the Supervisory Board	Dr. Siegfried Jaschinski until May 19, 2009
	Member of the Supervisory Board	Hans-Jörg Vetter from November 1, 2009
Dürr AG, Stuttgart	Member of the Supervisory Board	Joachim E. Schielke
ECC European Commodity Clearing AG, Dresden	Member of the Supervisory Board	Harald R. Pfab
Euwax AG, Stuttgart	Deputy Chairman of the Supervisory Board	Horst Marschall
	Member of the Supervisory Board	Hans-Joachim Strüder
Grieshaber Logistik AG, Weingarten	Member of the Supervisory Board	Michael Horn
Heidelberger Druckmaschinen AG, Heidelberg	Member of the Supervisory Board	Dr. Siegfried Jaschinski as Chairman of the Board of Managing Directors of LBBW until June 10, 2009
HSBC Trinkaus & Burkhardt AG, Düsseldorf	Member of the Supervisory Board	Dr. Siegfried Jaschinski until May 19, 2009
	Member of the Supervisory Board	Hans-Jörg Vetter from September 30, 2009
Hymer AG, Bad Waldsee	Member of the Supervisory Board	Michael Horn
Hypo Real Estate Holding AG, München	Member of the Supervisory Board	Hans-Jörg Vetter until August 13, 2009
KfW Kreditanstalt für Wiederaufbau, Frankfurt am Main	Member of the Supervisory Board	Dr. Siegfried Jaschinski until May 19, 2009
LBBW Asset Management (Ireland) plc., Dublin	Chairman of the Supervisory Board	Hans-Joachim Strüder until April 22, 2009
	Deputy Chairman of the Supervisory Board	Dr. Bernhard Walter until April 22, 2009

Company	Position	Incumbent
LBBW Asset Management Investment GmbH, Stuttgart	Chairman of the Supervisory Board	Hans-Joachim Strüder
	Deputy Chairman of the Supervisory Board	Horst Marschall
	Member of the Supervisory Board	Dr. Peter Merk from September 1, 2009
	Member of the Supervisory Board	Dr. Peter M. Haid from September 1, 2009
	Member of the Supervisory Board	Manuel Köppel from January 12 to August 31, 2009
LBBW Bank CZ a.s., Prag	Chairman of the Supervisory Board	Michael Horn
	Deputy Chairman of the Supervisory Board	Dr. Peter Kaemmerer
	Member of the Supervisory Board	Andreas Fohrmann
	Member of the Supervisory Board	Harald R. Pfab
LBBW Immobilien GmbH, Stuttgart	Chairman of the Supervisory Board	Dr. Siegfried Jaschinski until May 19, 2009
	Chairman of the Supervisory Board	Hans-Jörg Vetter from June 25, 2009
	Member of the Supervisory Board	Dr. Peter Kaemmerer from March 27, 2009
	Member of the Supervisory Board	Dr. Bernhard Walter
LBBW Luxemburg S.A., Luxembourg	Chairman of the Supervisory Board	Hans-Joachim Strüder
	Member of the Supervisory Board	Michael Horn
	Member of the Supervisory Board	Dr. Peter Kaemmerer
	Member of the Supervisory Board	Berthold Veil
LBBW (Schweiz) AG, Zürich	Chairman of the Supervisory Board	Horst Marschall
LBS Baden-Württemberg, Stuttgart und Karlsruhe	Member of the Supervisory Board	Michael Horn
	Deputy Member of the Supervisory Board	Rudolf Zipf
MKB Mittelrheinische Bank GmbH, Koblenz	Chairman of the Supervisory Board	Joachim E. Schielke
	Deputy Chairman of the Supervisory Board	Michael Horn
	Member of the Supervisory Board	Dr. Bernhard Walter
MMV-Leasing GmbH, Koblenz	Chairman of the Advisory Board	Joachim E. Schielke
	Deputy Chairman of the Advisory Board	Michael Horn
	Member of the Advisory Board	Dr. Bernhard Walter
Paul Hartmann AG, Heidenheim a.d. Brenz	Member of the Supervisory Board	Joachim E. Schielke
quirin bank AG, Berlin	Member of the Supervisory Board	Andreas Benninger
Rohwedder AG, Bermatingen	Member of the Supervisory Board	Dr. Peter Kaemmerer until December 31, 2009
Schlossgartenbau AG, Stuttgart	Chairman of the Supervisory Board	Hans Strudel until June 30, 2009
	Chairman of the Supervisory Board	Achim Kern from December 4, 2009 (Member from October 20 to December 3, 2009)
	Member of the Supervisory Board	Dr. Armin Brendle
	Member of the Supervisory Board	Markus Pflitsch from July 1 to August 14, 2009
Schwabenverlag AG, Ostfildern	Member of the Supervisory Board	Werner Partsch As an employee of the bank until September 30, 2009
Schweizerische National-Versicherungs-Gesellschaft, Basel	Member of the Supervisory Board	Dr. Peter Kaemmerer
Siedlungswerk Gemeinnützige Gesellschaft für Wohnungs- und Städtebau mbH, Stuttgart	Deputy Chairman of the Supervisory Board	Michael Horn
	Member of the Supervisory Board	Dr. Stefan Hofmann ab 16.07.2009

Company	Position	Incumbent
SOTRADA, Stuttgart	Chairman of the Supervisory Board	Ralf Menzel
	Member of the Supervisory Board	Ralf Winkelmann until February 28, 2009
	Member of the Supervisory Board	Andreas Leonhard from March 1, 2009
Sparkasse Donnersberg, Rockenhausen	Member of the Supervisory Board	Gabriela Wildanger-Hofmeister
Stratec biomedical Systems AG, Birkenfeld	Member of the Supervisory Board	Burkhard Wollny until May 20, 2009
SV SparkassenVersicherung Holding AG, Stuttgart	Member of the Supervisory Board	Michael Horn
Universal-Investment-Gesellschaft mbH, Frankfurt am Main	Member of the Supervisory Board	Horst Marschall
Voralberger Landes- und Hypothekenbank, Bregenz	Member of the Supervisory Board	Michael Horn
Württembergische Lebensversicherung AG, Stuttgart	Member of the Supervisory Board	Michael Horn
Wüstenrot Bank AG Pfandbriefbank, Ludwigsburg	Member of the Supervisory Board	Hans-Joachim Strüder
Wüstenrot & Württembergische AG, Stuttgart	Member of the Supervisory Board	Joachim E. Schielke

81. Employees.

On average, the number of employees in the LBBW Group was as follows:

	2009			2008		
	Male	Female	Total	Male	Female	Total
Employees						
Full-time	6465	4574	11039	6193	4390	10583
Part-time	212	2391	2603	166	2264	2430
Trainees	292	358	650	293	340	633
Discontinued operations	0	0	0	0	0	0
Total	6969	7323	14292	6652	6994	13646

82. Events after the Balance Sheet Date.

No significant developments or events that could have an impact on the net assets, financial position and results of operations took place after the 2009 balance sheet date.

Responsibility Statement.

To the best of our knowledge, and in accordance with the applicable financial reporting framework, the consolidated financial statements give a true and fair view of the net assets, financial position, and result of operations of the Group, and the Group Management Report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks relating to the expected future development of the Group.

Stuttgart, Karlsruhe, Mannheim, and Mainz, March 31, 2010

The Board of Managing Directors



HANS-JÖRG VETTER
Chairman



MICHAEL HORN
Deputy Chairman



DR. PETER A. KAEMMERER



JOACHIM E. SCHIELKE



HANS-JOACHIM STRÜDER



DR. BERNHARD WALTER



RUDOLF ZIPF

Independent Auditor's Report.

»We have audited the consolidated financial statements prepared by Landesbank Baden-Württemberg, Stuttgart, Karlsruhe, Mannheim, and Mainz (LBBW), comprising the consolidated balance sheet, the consolidated income statement, consolidated total comprehensive income, statement of changes in equity, consolidated cash flow statement and the notes to the consolidated financial statements, together with the Group Management Report for the business year from January 1 to December 31, 2009. The preparation of the consolidated financial statements and the Group Management Report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB (»Handelsgesetzbuch«: German Commercial Code) are the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and on the Group Management Report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group Management Report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group Management Report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors as well as evaluating the overall presentation of the consolidated financial statements and the Group Management Report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group Management Report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.«

Stuttgart, March 31, 2010

PricewaterhouseCoopers
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft





WALTER SCHULDT
Wirtschaftsprüfer
(German Public Auditor)

DR. ANDREAS RUSS
Wirtschaftsprüfer
(German Public Auditor)

Owners' Meeting of Landesbank Baden-Württemberg.

Chairman

STEFAN MAPPUS MdL
from February 11, 2010
Prime Minister of the State of
Baden-Württemberg, Stuttgart

GÜNTHER H. OETTINGER MdL
until February 9, 2010
Prime Minister (retired),
Member of the European Commission

1st Deputy Chairman

PETER SCHNEIDER MdL
President of Sparkassenverband
Baden-Württemberg (the Savings Bank
Association of Baden-Württemberg),
Stuttgart

2nd Deputy Chairman

DR. WOLFGANG SCHUSTER
Lord Mayor of the State Capital Stuttgart

Members

HERMANN BAUER
until October 8, 2009
Mayor (retired) of the Town of
Weilheim a. d. T.

CHRISTIAN BRAND
Chairman of the Board of Managing
Directors of Landeskreditbank Baden-
Württemberg - Förderbank, Karlsruhe

WOLFGANG DIETZ
from October 1, 2009
Lord Mayor of the Town of
Weil am Rhein

BERND DOLL
until September 30, 2009
Lord Mayor (retired), Bruchsal

MICHAEL FÖLL
First Mayor of the State Capital Stuttgart

HELMUT HIMMELSBACH
from November 23, 2009
Lord Mayor of the Town of Heilbronn

ERNST PFISTER MdL
Minister for Economic Affairs of the State
of Baden-Württemberg, Stuttgart

HERIBERT RECH MdL
Minister of the Interior of the State
of Baden-Württemberg, Stuttgart

DIPL.-VOLKSWIRT EUGEN SCHÄUFELE
from December 16, 2009
Savings Bank Director, Chairman of
the Board of Managing Directors of
Kreissparkasse Reutlingen

HELMUT SCHLEWEIS
until December 31, 2009
Savings Bank Director, Chairman of
the Board of Managing Directors of
Sparkasse Heidelberg

WILLI STÄCHELE MdL
Finance Minister of the State
of Baden-Württemberg, Stuttgart

HANS OTTO STREUBER
until June 12, 2009
President of Sparkassenverband
Rheinland-Pfalz (the Savings Bank
Association of Rhineland-Palatinate),
Budenheim

VOLKER WIRTH
from January 1, 2010
Savings Bank Director, Chairman of the
Board of Managing Directors of
Sparkasse Singen-Radolfzell, Singen

Advisory Board.

PROFESSOR DR. ULRICH ABSHAGEN*
Sole shareholder of Heidelberg Innovation Fonds Management GmbH, Heidelberg

WILLEM G. VAN AGTMAEL*
Honorary Consul of the Kingdom of the Netherlands, Managing Partner of E. Breuninger GmbH & Co., Stuttgart

THOMAS ARTMANN *
Karlsruhe

ROBERT AULBACH*
Managing Partner of Miltenberger Otto Aulbach GmbH, Miltenberg

HELMUT AURENZ*
Honorary Consul of Estonia, Senator h.c.
Managing Partner of Helmut Aurenz GmbH & Co. KG, Ludwigsburg

BARBARA BAUER
Member of the Board of Evangelische Landeskirche in Baden, Karlsruhe

HUBERTUS VON BAUMBACH
from January 1, 2009
Member of the Management of Boehringer Ingelheim GmbH, Ingelheim am Rhein

ROBERT BAUSCH*
Managing Director of Liebherr-International Deutschland GmbH, Biberach

ALBERT BERNER*
Chairman of the Supervisory Board of Berner Gruppe, Künzelsau

DR. KURT BOCK
Member of the Board of Executive Directors of BASF SE, Ludwigshafen

DR. CHRISTOF BOSCH*
Königsdorf

PETER BOUDGOUST
Director of Südwestrundfunk, Stuttgart

PEER-MICHAEL DICK*
from January 1, 2009
Attorney at Law, General Manager of SÜDWESTMETALL Verband der Metall- und Elektroindustrie Baden-Württemberg e. V., Stuttgart

DIPL.-KFM. WOLF-GERD DIEFFENBACHER*
Managing Partner of Dieffenbacher GmbH + Co. KG, Eppingen

RALF W. DIETER*
Chairman of the Board of Management of Dürr AG, Bietigheim-Bissingen

PROFESSOR DR. H.C. VIKTOR DULGER*
Honorary Consul General of Malta, Senator h.c.
Chairman of the Supervisory Board of ProMinent Unternehmensgruppe, Heidelberg

DR. ALEXANDER ERDLAND
Chairman of the Board of Management of Wüstenrot & Württembergische AG, Stuttgart

PROFESSOR H.C. KLAUS FISCHER*
Senator h.c. mult.,
Owner and Chairman of the Management of Unternehmensgruppe fischer, fischer holding GmbH & Co. KG, Waldachtal

DR. WOLFGANG FISCHER
Member of the Board of Management of Stuttgarter Versicherungsgruppe, Stuttgart

PROFESSOR DR. DR. H.C. MULT. WOLFGANG FRANZ*
President of Zentrum für Europäische Wirtschaftsforschung GmbH (ZEW), Mannheim

DR. WOLFRAM FREUDENBERG*
Chairman of the Committee of the Owners of Freudenberg & Co. KG, Weinheim

DIPL.-KFM. KLAUS FURLER*
Managing Partner of Koehler Holding GmbH & Co. KG, Oberkirch

DIPL.-KFM. HORST H. GEIDEL*
Chairman of the Supervisory Board of Behr GmbH & Co. KG, Stuttgart

DR. JOCHEN GUTBROD*
Deputy Chairman of the Management of Verlagsgruppe Georg von Holtzbrinck GmbH, Stuttgart

DR. JÜRGEN GUTBROD*
Managing Partner of W. Kohlhammer GmbH, Stuttgart

DR. RAINER HÄGELE
Director general (retired), Stuttgart

HANS-GEORG HÄRTER*
Chairman of the Board of Management of ZF Friedrichshafen AG, Friedrichshafen

DIPL.-VOLKSWIRT HOLGER P. HÄRTER*
up to December 31, 2009
Bietigheim-Bissingen

HANS-JOACHIM HAUG
Director, Chairman of the Board of Managing Directors of Württembergische Gemeinde-Versicherung a.G., Stuttgart

DR. JOHANNES HAUPT*
CEO of E.G.O. Elektro-Gerätebau GmbH, Oberderdingen

DIPL.-ING. BERNDT HELLER*
Senator h. c.,
Chairman of the Supervisory Board of Gebr. Heller Maschinenfabrik GmbH, Nürtingen

* Also a member of the Advisory Board of Baden-Württembergische Bank

HANS JOCHEN HENKE
Attorney at Law, State Secretary (retired), Berlin

DIPL.-KFM. ROLF HERMLE *
Nürtingen

HANS-JOACHIM HERRMANN *
up to December 31, 2009
Herrmann Holding GmbH, Bad Dürkheim

MICHAEL HIMMELSBACH
Erzbischöflicher Oberrechtsdirektor, Archiepiscopal Bishopric of the Freiburg Archdioces, Freiburg i. Br.

DR. MANFRED HIRSCHVOGEL *
Managing Partner of Hirschvogel Umformtechnik GmbH Gesenkschmiede und Presswerk, Denklingen

DR. ROLF HOBERG
Chairman of the Board of Management of AOK Baden-Württemberg, Stuttgart

DR.-ING. RAINER HOFMEISTER *
Managing Partner of HGI Gewerbeimmobilien GmbH & Co. KG and industrie automation GmbH & Co. KG, Heidelberg

S. D. KRAFT ERBPRINZ ZU HOHENLOHE-OEHRINGEN *
Fürst zu Hohenlohe-Oehringen'sche Verwaltung, Öhringen

S. D. KARL FRIEDRICH ERBPRINZ VON HOHENZOLLERN LIC. RER. POL. *
Unternehmensgruppe Fürst von Hohenzollern, Sigmaringen

HARTMUT JENNER *
Chairman of the Management of Alfred Kärcher GmbH & Co. KG Reinigungssysteme, Winnenden

PROFESSOR DR.-ING. HEINZ K. JUNKER *
Chairman of the Management of MAHLE GmbH, Stuttgart

HEINZ KÄLBERER
Lord Mayor (retired), Vaihingen an der Enz

DIPL.-KFM. DIRK KALIEBE *
Member of the Executive Board of Heidelberger Druckmaschinen AG, Heidelberg

JOACHIM KALTMAIER *
from January 1, 2009
Member of the Management of Würth-Gruppe, Künzelsau

DR. MARTIN KASTRUP
Member of the Board and Head of Finance and IT at Evangelische Landeskirche in Württemberg, Stuttgart

DR. RER. POL. ERWIN KERN *
Chairman of the Board of Management of Kies und Beton AG Baden-Baden, Iffezheim

DR. MED. EBERHARD KIMMI
President of Baden-Württembergische Versorgungsanstalt für Ärzte, Zahnärzte und Tierärzte, Tübingen

DR. HANS-EBERHARD KOCH *
Managing Director of Witzenmann GmbH, Pforzheim

PROFESSOR DR. RENATE KÖCHER
Managing Director of Institut für Demoskopie Allensbach Gesellschaft zum Studium der öffentlichen Meinung mbH, Allensbach am Bodensee

THOMAS KÖLBL *
Member of the Executive Board of Südzucker AG, Mannheim/Ochsenfurt, Mannheim

ANDREAS KOHM *
Managing Partner of Robert Klingel GmbH + Co KG, Pforzheim

DIETMAR KRAUSS
Managing Director, Bischöfliches Ordinariat of the Rottenburg-Stuttgart diocese, Rottenburg

DR.-ING. DIETER KRESS *
Managing Partner of MAPAL Präzisionswerkzeuge Dr. Kress KG, Aalen

HARALD KROENER *
Chairman of the Board of Management of Wieland-Werke AG, Ulm

GERHARD KÜMMEL
Managing Director of Robert Bosch GmbH, Gerlingen

ROLAND KUGLER
up to September 17, 2009
Attorney at Law, Stuttgart

ANDREAS LAPP *
Honorary Consul of India,
Chairman of the Board of Management of Lapp Holding AG, Stuttgart

VITTORIO LAZARIDIS
from September 17, 2009
City Councilor, Stuttgart

DR. PHIL. NICOLA LEIBINGER-KAMMÜLLER *
Chairman of the Management,
Managing Partner of TRUMPF GmbH + Co. KG, Ditzingen

DR. HUBERT LIENHARD *
from January 1, 2009
Chairman of the Board of Management of Voith AG, Heidenheim

DR. ARNO MAHLERT *
up to December 31, 2009
Hamburg

DIETER MAIER *
Stuttgart

DR. UTE MAIER
Chairman of the Board of Management of Kassenzahnärztliche Vereinigung Baden-Württemberg, Tübingen

DIPL.-VOLKSWIRT DR. VOLKMAR MAIR *
Chairman of the Advisory Board of MAIRDUMONT GmbH & Co. KG, Ostfildern

DR. HARALD MARQUARDT *
Managing Director of Marquardt GmbH, Rietheim-Weilheim

* Also a member of the Advisory Board of Baden-Württembergische Bank

DR. MED. H.C. ADOLF MERCKLE* †
up to January 5, 2009 †)
Senator e. h.,
Senator h.c., Attorney at Law, Blaubeuren

DR. HERBERT MÜLLER*
Honorary Consul of Finland,
Chairman of the Management of
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart

DR. MICHAEL MÜNZING*
Managing Partner of Münzing Chemie GmbH, Heilbronn

KLAUS MUTSCHLER*
Zurich

GEORG NOLTE*
Partner of Nolte-Gruppe, Germersheim

ASS. JUR. HEINZ OHNMACHT
Managing Director, Chairman of the Boards of Management of Badischer Gemeinde-Versicherungs-Verband, Badische Allgemeine Versicherung AG, Karlsruhe

DR. JOACHIM OTT*
Chairman of the Management of
Bilfinger Berger Facility Services GmbH, Neu-Isenburg

DR. WOLFGANG PALM*
Managing Partner of Papierfabrik Palm GmbH & Co. KG, Aalen

DIPL.-VOLKSWIRT HEINZ PANTER
Chairman of the Board of
Management of LBS Landesbausparkasse Baden-Württemberg, Stuttgart

DIPL.-KFM. MARTIN PETERS*
Managing Partner of Unternehmensgruppe Eberspächer, Esslingen

HANS H. PFEIFER
from September 17, 2009
City Councilor, Stuttgart

DIPL.-WIRTSCH.-ING.
HANS DIETER PÖTSCH
Member of the Board of Management of VOLKSWAGEN Aktiengesellschaft, Wolfsburg

MARTIN PUTSCH MBA
from January 1, 2009
Chief Executive Officer of
Keiper Recaro Group, Kaiserslautern

DR. RICHARD REBMANN*
Managing Director of Südwestdeutsche Medien Holding GmbH, Stuttgart

FRANK REIMOLD
Director of Kommunaler Versorgungsverband Baden-Württemberg, Karlsruhe

DIPL.-KFM. PETRA REUM-MÜHLING*
Managing Partner of
REUM GmbH & Co. Betriebs KG, Hardheim

DIPL.-BETRIEBSWIRT
CLEMENS ROSENSTIEL*
Managing Director of IMS Gear GmbH, Donaueschingen

DIPL.-ING. ULRICH RUETZ
Ludwigsburg

JÜRGEN SAUER
up to September 17, 2009
City Councilor, Stuttgart

DR. THOMAS SCHÄUBLE*
Sole Managing Director of Badische Staatsbrauerei Rothaus AG, Grafenhausen-Rothaus

DR.-ING. ULRICH SCHEUFELEN*
up to December 31, 2009
Lenningen

GERHARD SCHICK*
Chairman of the Supervisory Board of Bechtle AG, Gaildorf

PROFESSOR H.C. DIPL.-ING.
KARL SCHLECHT*
Senator h.c., Chairman of Karl Schlecht Familienstiftung, Aichtal

DIPL.-KFM. EDUARD SCHLEICHER*
Personally liable Partner of SCHWENK Zement KG, Ulm

DR. H.C. KLAUS SCHMIDT*
Stuttgart

DIPL.-KFM. EKKEHARD SCHNEIDER*
Chairman of the Board of Management of Südwestdeutsche Salzwerke AG, Heilbronn

DIPL.-BETRIEBSWIRT
MARTIN SCHOMAKER*
Chairman of the Board of Management of R. Stahl AG, Waldenburg

GERHARD SCHÜRMANN*
Director of Walter Frey Holding AG, Zurich

DR. ROBERT SCHULER-VOITH*
Chairman of the Supervisory Board of Schuler AG, Göppingen

DIETER SCHWARZ*
General Manager of Unternehmensgruppe Schwarz, Neckarsulm

HUBERT SEITER
President, Chairman of the Management of Deutsche Rentenversicherung Baden-Württemberg, Stuttgart

DR. ALEXANDER SELENT*
Deputy Chairman of the Executive Board of FUCHS PETROLUB AG, Mannheim

DR.-ING. HANS-JOCHEM STEIM*
Chairman of the Management of
Hugo Kern und Liebers GmbH & Co., Schramberg

DOROTHEE STEIN-GEHRING*
up to December 31, 2009
Managing Partner of Gehring GmbH & Co. KG, Ostfildern

DIPL.-ING. HANS PETER STIHL*
Honorary Consul General of Singapore,
Personally liable Partner of STIHL Holding AG & Co. KG, Waiblingen

* Also a member of the Advisory Board of Baden-Württembergische Bank

DR. H.C. MULT. SYBILL STORZ *
Managing Director of KARL STORZ GmbH & Co. KG, Tuttlingen

FRANK STRAUB *
up to December 31, 2009
Chairman of the Supervisory Board of BLANCO GmbH + Co KG, Oberderdingenn

DR. H.C. ERWIN TEUFEL
Prime Minister (retired), Spaichingen

BODO UEBBER
Member of the Board of Management of Daimler AG, Stuttgart

DR. H. WERNER UTZ *
Chairman of the Executive Board of UZIN UTZ AG, Ulm

HELGA VETTER
up to September 17, 2009
City Councilor, Stuttgart

UDO J. VETTER *
Partner of Vetter Pharma Fertigung GmbH & Co. KG, Ravensburg

HANS-PETER VILLIS *
Chairman of the Management Board of EnBW Energie Baden-Württemberg AG, Karlsruhe

OLIVER VOERSTER *
Managing Partner of Koch, Neff & Volckmar GmbH, Stuttgart

S.D. JOHANNES FÜRST ZU WALDBURG-WOLFEGG UND WALDSEE *
Wolfegg

S.E. ERICH ERBGRAF VON WALDBURG-ZEIL *
Leutkirch

THEKLA WALKER
from September 17, 2009
City Councilor, Stuttgart

DR. ULRICH WALKER *
Member of the Board of Management of Festo AG & Co. KG, Esslingen

DIPL.-ING. SIEGFRIED WEISHAUPT *
Managing Partner of Max Weishaupt GmbH, Schwendi

MATTHIAS WISSMANN *
Minister (retired), Attorney at law, President of the German Association of the Automotive Industry e.V., Partner of Rechtsanwaltskanzlei Wilmer Cutler Pickering Hale and Dorr LLP, Berlin

PETER WITTECZEK *
Chairman of the Board of Management of WALTER Aktiengesellschaft, Tübingen

ULRICH-BERND WOLFF VON DER SAHL
Chairman of the Boards of Managing Directors of SV SparkassenVersicherung, Stuttgart

S.K.H. FRIEDRICH HERZOG VON WÜRTTEMBERG *
Friedrichshafen

DIPL.-ING. JÜRGEN ZEEB
City Councilor, Chairman of the FREIE WÄHLER Parliamentary Group in the City Council of the State Capital Stuttgart

DR. MAXIMILIAN ZIMMERER
Chairman of the Board of Management of Allianz Lebensversicherungs-AG, Stuttgart

DIPL.-VOLKSWIRT ARTHUR J. ZIMMERMANN *
Managing Partner, Member of the Board of Management of Ernst Klett Aktiengesellschaft, Stuttgart

PROFESSOR DR. DR. H.C. WALTHER ZÜGEL *
Stuttgart

* Also a member of the Advisory Board of Baden-Württembergische Bank

Glossary.

A

Asset Backed Securities (ABS)
Tradable securities whose payments of interest and principal are backed by underlying assets (usually a receivables pool). As a rule, they are issued by a special-purpose entity as part of a securitization.

Associates
Companies that are subject to their parent companies' significant, but not controlling, influence. These companies are included in the consolidated financial statements using the equity method.

B

Backtesting
A procedure for monitoring the quality of value-at-risk models. Potential losses estimated using the VaR approach are tested over an extended period retrospectively to see whether they were exceeded significantly more often than might be expected according to the applied confidence level.

C

Cash Flow
Inflows and outflows of cash and cash equivalents.

Collateralized Debt Obligations (CDO)
ABSs secured with a pool of various securities, particularly loans and other securitized debt instruments.

Commercial Mortgage Backed Securities (CMBS)
Commercial mortgage backed securities are financing secured by real estate lien on commercial property.

Commercial Papers
Short-term, unsecured debt instruments with maturities of up to 270 days issued in the money market by issuers with first-class credit ratings.

Confidence Level
Probability that a potential loss will not exceed an upper loss limit defined using the value-at-risk method.

Credit Default Swap (CDS)
Financial instrument for assuming the credit risk from a reference asset (e.g. security or loan). The protection buyer pays a premium to the protection seller and receives a settlement payment if a credit event agreed in advance occurs.

D

Deferred Taxes
Future tax liabilities and tax credits arising as a result of temporary differences between the IFRS carrying amount of an asset or liability and its tax base. At the time of reporting, they do not yet constitute actual amounts receivable from or due to tax authorities.

Derivatives
Financial products derived from underlying instruments (such as equities, bonds, currencies or indexes) whose price can be calculated from the price of an underlying security.

E

Equity Method
Consolidation method used in consolidated financial reporting to account for interests in companies over whose business policies a parent company can exercise significant influence (associates). The parent company's proportional share of the associate's profit or loss for the year is credited/charged to the carrying amount of the investment. If a distribution is made, the proportional share is reduced accordingly.

F

Fair value
The amount for which a financial instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.

H

Hedge Accounting
A method of accounting for hedging relationships for the purpose of compensating economically and in accounting terms for the changes in the fair value of both the hedged item and the offsetting value changes of the hedging instrument.

I

Impairment
Unscheduled write-down of the value of assets such as loans and advances, securities, intangible assets, and property and equipment in the amount by which the amortized cost or cost less depreciation exceeds the amount recoverable in the market.

International Financial Reporting Standards (IFRSs)
IFRSs comprise the International Financial Reporting Standards (IFRSs) themselves as well as the previous International Accounting Standards (IASs), the interpretations of the International Financial Reporting Interpretations Committee (previously Standing Interpretations Committee), and all standards and interpretations issued in the future by the International Accounting Standards Board (IASB).

Issue
Issue of securities, effected either directly or through the services of an arranger. The arranger either conducts the sale on a commission basis for the issuer's account, or underwrites the securities at a fixed price before offering them to the public at a higher price.

L

Letter of Comfort
Obligation toward third parties assumed by LBBW according to which LBBW undertakes to ensure that its subsidiaries conduct their operations properly and settle their liabilities when due.

O

Over the Counter (OTC)
»Over the Counter« designates the trading of financial instruments outside of organized exchanges.

R

Rating
Standardized credit rating on a security or debtor assigned by independent rating agencies.

Repo (Repurchase Agreement)
A combination of a spot purchase or spot sale of securities with a simultaneous forward sale or forward repurchase transaction with the same counterparty.

Residential Mortgage Backed Securities (RMBS)
Residential mortgage backed securities are financing secured by real estate lien through private residential property.

Return on Equity (ROE)
Indicator comprising the ratio of profit before tax to average equity.

S

Securitization
Issue of securities (e. g. bonds or commercial papers) as replacement for loans or the financing of loans and advances.

Special-Purpose Entities
Special-purpose entities are vehicles formed to fulfill a narrowly and precisely defined business purpose whose managements typically have little or no decision-making authority of their own after the entity is formed. In most cases, their business policy defined in the articles of incorporation or similar contractual agreements cannot be modified afterwards. This is referred to as an auto-pilot mechanism. Normally special-purpose entities have little equity, and as a rule this equity is not contributed by the company for whose benefit the special-purpose entity does business (the initiator).

Spread
Difference between two prices, or a premium/discount compared with a particular reference rate.

Stress Testing
A method that attempts to model the loss effects of extreme events; a required supplement to value-at-risk analyses, which do not take adequate account of such events.

V

Value-at-Risk (VaR)
The VaR identifies the maximum possible loss that may occur within a given period and at a given confidence level if certain assumed changes take place in market parameters. This statistical measurement serves to compare market risks in different portfolios held by the LBBW Group.

Volatility
Price fluctuation of a security or a currency and/or bandwidth of fluctuation of interest rates.

Note Regarding Forward-Looking Statements.

Insofar as this Annual Report contains forward-looking statements, expectations and assumptions, these statements may be subject to known and unknown risks and uncertainties. Forward-looking statements, identified by the use of words such as »estimate«, »forecast«, »planning«, »expect«, »probably«, »assume« and similar expressions, are not historical facts. Consequently, the actual results and developments may differ materially from the expressed expectations and assumptions. Such developments may result from changes in general economic conditions, the competitive situation, the performance of the financial markets, the development of currency exchange rates, as well as from changes in the general legal and/or tax law framework. In addition, deviations may result from credit defaults and other reasons not listed here. The LBBW Group assumes no obligation to update any forward-looking statements in the light of new information or against the backdrop of future events occurring after the publication of this Annual Report.

LB≡BW

www.LBBW.de
kontakt@LBBW.de

THE ANNUAL REPORT ONLINE:

http://annualreport09.lbbw.com

PUBLISHER'S INFORMATION

Published by:
Landesbank Baden-Württemberg

Am Hauptbahnhof 2
D-70173 Stuttgart

www.LBBW.de
kontakt@LBBW.de

The Annual Report is also available in German.

Concept & Realization:
Landesbank Baden-Württemberg

PrePress:
types GmbH, Stuttgart

Printing:
E&B Engelhardt und Bauer, Karlsruhe

CERTIFICATIONS

The Annual Report was printed on environment-friendly paper.



FSC
Mixed Sources
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Ident-No. 104626

The LBBW Group at a Glance.

Landesbank Baden-Württemberg (LBBW).

Landesbank Baden-Württemberg (LBBW) is one of the biggest banks in Germany in the form of a universal and commercial bank. The LBBW Group's business activities focus on corporate customers, private customers and savings banks. These central business areas are flanked by efficient real estate financing and capital market products, including for institutional customers. Together with its regional retail banks BW-Bank, Rheinland-Pfalz Bank and Sachsen Bank, the LBBW Group offers all the services of a large modern bank in 212 branches and offices throughout Germany. BW-Bank acts as a savings bank in the area of Stuttgart, the state capital of Baden-Württemberg.
As the umbrella of the LBBW Group, LBBW performs a controlling function within the Group and bundles all staff and service activities which support the customer business. The capital markets business, the management of key accounts operating across Germany and internationally and the Bank's function as the central bank for savings banks in Baden-Württemberg, Rhineland-Palatinate and Saxony are also based here.

Baden-Württembergische Bank (BW-Bank).

BW-Bank operates the private and corporate customer business with a focus on the core market of Baden-Württemberg. In addition to traditional banking services, it also offers its private customers special services ranging from financial planning to trust management. Its corporate customer business is focused on small and medium-sized businesses. BW-Bank acts as a savings bank in the area of Stuttgart, the state capital of Baden-Württemberg. Outside the state capital, it is primarily oriented towards investment, private banking and corporate customers. Its strong regional roots and customer proximity can be seen in its close network of more than 200 branches.

Rheinland-Pfalz Bank.

Fully integrated into LBBW, Rheinland-Pfalz Bank primarily operates in Rhineland-Palatinate and the bordering economic regions of Hesse and North Rhine-Westphalia as a regional bank with a particular focus on corporate customers.
Its core business areas also include private banking and financial advisory services for selected institutional customers.

Sachsen Bank.

LBBW bundles its small and medium-sized corporate customer and private customer business in central Germany under the umbrella of Sachsen Bank. As a financing partner for small and medium-sized companies and private investment customers, Sachsen Bank combines the broad product and services portfolio of LBBW with the customer proximity of an independent regional bank.

Further Group Companies.

Specialist subsidiaries and investees complete the services offered by Landesbank Baden-Württemberg. Services range from leasing and factoring via the management of special securities funds and equity investment financing to special financial services for municipalities and extensive real estate services.

Landesbank Baden-Württemberg
Headquarters

Stuttgart
D-70144 Stuttgart
Am Hauptbahnhof 2
D-70173 Stuttgart
Phone +49 (0) 711 127-0
Fax +49 (0) 711 127-43544
www.LBBW.de
kontakt@LBBW.de

Karlsruhe
D-76245 Karlsruhe
Ludwig-Erhard-Allee 4
D-76131 Karlsruhe
Phone +49 (0) 721 142-0
Fax +49 (0) 721 142-23012
www.LBBW.de
kontakt@LBBW.de

Mannheim
D-68003 Mannheim
Augustaanlage 33
D-68165 Mannheim
Phone +49 (0) 621 428-0
Fax +49 (0) 621 428-72591
www.LBBW.de
kontakt@LBBW.de

Mainz
D-55098 Mainz
Große Bleiche 54 - 56
D-55116 Mainz
Phone +49 (0) 6131 64-37800
Fax +49 (0) 6131 64-35701
www.LBBW.de
kontakt@LBBW.de

Landesbank Baden-Württemberg

LB≡BW